WellCare®

Notice of 2009 Annual Meeting and Proxy Statement

2008 Annual Report to Shareholders

Notice of 2009 Annual Meeting

and

Proxy Statement

WellCare®

8735 Henderson Road • Tampa, Florida 33634 • (813) 290-6200 • *www.wellcare.com*

July 1, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 annual meeting of shareholders of WellCare Health Plans, Inc. to be held on July 30, 2009, at 10:00 a.m. Eastern Time, at the Grand Hyatt Tampa Bay, 2900 Bayport Drive, Tampa, Florida 33607.

At the meeting you will be asked to: (a) elect seven Directors; (b) approve and adopt an amendment to our certificate of incorporation to declassify our Board of Directors; (c) approve and adopt an amendment to our certificate of incorporation to provide that Directors may be removed with or without cause (except for Class III Directors serving the remaining portion of a multi-year term, who, if the amendment is approved and adopted, could not be removed without cause prior to the end of their current multi-year term); (d) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009; and (e) transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

The accompanying proxy statement provides a detailed description of these proposals. We urge you to read the accompanying materials so that you will be informed about the business to be addressed at the annual meeting.

It is important that your shares be represented at the annual meeting. Accordingly, we ask you, whether or not you plan to attend the annual meeting, to complete, sign and date your proxy card and return it to us promptly in the enclosed envelope or to otherwise vote in accordance with the instructions on your proxy card. You could save us money by voting through the internet or by telephone. If you attend the meeting, you may vote in person, even if you have previously mailed in your proxy. However, if you hold your shares in a brokerage account, or "street name," you will need to provide a proxy from the institution that holds your shares reflecting stock ownership as of the record date to be able to vote by ballot at the meeting.

We look forward to seeing you at the meeting.

IF YOU PLAN TO ATTEND THE MEETING:

Registration and seating will begin at 9:30 a.m. Eastern Time on July 30, 2009. Shareholders and their guests will be asked to sign-in and may be asked to present valid picture identification. Shareholders holding stock in street name will need to obtain a proxy from the institution that holds their shares to evidence stock ownership as of the record date. If you require special accommodations (such as wheelchair access) to participate in this meeting, please send a written request to Timothy S. Susanin, our Secretary, at WellCare Health Plans, Inc., 8735 Henderson Road, Tampa, Florida 33634 by July 15, 2009 with your request. After July 15, we cannot guarantee that we can accommodate your request.

Sincerely,

Heath G. Schiesser
President and Chief Executive Officer

WELLCARE HEALTH PLANS, INC.
8735 Henderson Road
Tampa, Florida 33634

Notice of Annual Meeting of Shareholders

TIME AND DATE 10:00 a.m. Eastern Time on July 30, 2009.

PLACE Grand Hyatt Tampa Bay
2900 Bayport Drive
Tampa, Florida 33607

PURPOSE

a. To elect seven Directors;

b. To approve and adopt an amendment to our certificate of incorporation to declassify our Board of Directors;

c. To approve and adopt an amendment to our certificate of incorporation to provide that Directors may be removed with or without cause (except for Class III Directors serving the remaining portion of a multi-year term, who, if the amendment is approved and adopted, could not be removed without cause prior to the end of their current multi-year term);

d. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009; and

e. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

RECORD DATE You can vote if you were a shareholder of record at the close of business on June 3, 2009.

PROXY VOTING It is important that you vote your shares. You can vote your shares by completing and returning the proxy card sent to you. Most shareholders have the option of voting through the internet or by telephone. Please refer to your proxy card to determine if there are other voting options available to you. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

This notice and the enclosed proxy statement are first being made available to our shareholders on or about July 1, 2009.

Timothy S. Susanin
Senior Vice President, General Counsel and Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 30, 2009:

This proxy statement and our annual report to shareholders are available on our website at http://www.wellcare.com/2009shareholdermeeting

Tampa, Florida
July 1, 2009

TABLE OF CONTENTS

WELLCARE HEALTH PLANS, INC.

8735 Henderson Road
Tampa, Florida 33634

Proxy Statement for Annual Meeting
To Be Held July 30, 2009

INTRODUCTION

This proxy statement is being furnished to shareholders of WellCare Health Plans, Inc., a Delaware corporation, in connection with the solicitation of proxies by our Board of Directors for use at our annual meeting of shareholders to be held on July 30, 2009, at 10:00 a.m. Eastern Time, at the Grand Hyatt Tampa Bay, 2900 Bayport Drive, Tampa, Florida 33607, and any adjournment or postponement of the meeting. This proxy statement is dated July 1, 2009 and is first being made available to shareholders on or about July 1, 2009.

REDUCE PRINTING AND MAILING COSTS

If you share the same last name with other shareholders living in your household, you may receive only one copy of our proxy statement and 2008 annual report. Please see the section entitled "*Multiple Shareholders Having the Same Address*" at the end of this proxy statement for more information on this important initiative to reduce printing and mailing costs.

You may help us reduce printing and mailing costs further by opting to receive future proxy materials by e-mail. Please see the response to the question "*Can I access the proxy materials on the internet?*" below for more information on electronic delivery of proxy materials.

ABOUT THE MEETING

What is the purpose of the annual meeting?

At the annual meeting, shareholders will be asked to consider and vote upon four proposals: (a) to elect seven Directors; (b) to approve and adopt an amendment to our certificate of incorporation to declassify our Board of Directors; (c) to approve and adopt an amendment to our certificate of incorporation to provide that Directors may be removed with or without cause (except for Class III Directors serving the remaining portion of a multi-year term, who, if the amendment is approved and adopted, could not be removed without cause prior to the end of their current multi-year term); and (d) to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009. You will also be asked to vote on such other business as may properly come before the meeting or any adjournment or postponement of the meeting. In addition, management will report on our performance and respond to your questions.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on June 3, 2009, the date our Board of Directors fixed as the record date for determining holders of issued and outstanding shares of our common stock, par value $0.01 per share, are entitled to notice of and to vote at the annual meeting.

What constitutes a quorum and why is one required?

The presence at the meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of our common stock issued and outstanding on the record date will constitute a quorum for the transaction of business at the annual meeting. A quorum is required by law for any action to be taken at the annual meeting. As of the record date, there were 42,227,869 shares of common stock issued and outstanding.

Abstentions, withhold votes and broker non-votes are counted for purposes of determining the number of shares considered to be present or represented at the meeting for purposes of determining quorum, but will not be considered cast on a matter. A broker non-vote occurs when a broker or nominee, holding shares in street name for the beneficial owner, has not received voting instructions from the beneficial owner and either does not have discretionary authority to vote on the matter or has such discretionary authority but does not vote on the matter.

How do I vote?

If you complete and properly sign and return the accompanying proxy card in time for the meeting, it will be voted as you direct. If you are a registered shareholder and attend the meeting, you may deliver your completed proxy card in person. If your shares are held by a broker in street name and you wish to vote at the meeting in person or by proxy, you must obtain a proxy from your broker to evidence your ownership and voting rights.

Can I vote by telephone or electronically?

You may vote by telephone or electronically through the internet by following the instructions included on your proxy card. We encourage you to vote by telephone or through the internet because such votes are less costly for us to collect and tally. The deadline for voting by telephone or through the internet is 1:00 a.m., Eastern Time, on July 30, 2009.

How many votes do I have?

Each share of common stock is entitled to one vote. The enclosed proxy card shows the number of shares of common stock that you are entitled to vote.

Can I change my vote?

Unless your proxy specifies otherwise, proxies will be voted: (a) **FOR** the election of the nominated Directors; (b) **FOR** the amendment to our certificate of incorporation to declassify our Board of Directors; (c) **FOR** the amendment to our certificate of incorporation to provide that Directors may be removed with or without cause (except for Class III Directors serving the remaining portion of a multi-year term, who, if the amendment is approved and adopted, could not be removed without cause prior to the end of their current multi-year term); (d) **FOR** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009; and (e) otherwise in the discretion of the proxies as to any other matter that may come before the annual meeting or any adjournment or postponement of the meeting.

Any shareholder who has given a proxy has the power to revoke such proxy at any time before it is voted either: (a) by filing a written revocation or a duly executed proxy bearing a later date with Timothy S. Susanin, our secretary, at WellCare Health Plans, Inc., 8735 Henderson Road, Tampa, Florida 33634; (b) by appearing at the annual meeting and voting in person; or (c) by re-voting by telephone or on the internet. Attendance at the annual meeting will not in and of itself constitute the revocation of a proxy. Voting by those present during the conduct of the annual meeting will be by ballot.

How will my votes be counted?

One or more inspectors of election will count and tabulate all votes at the annual meeting.

What vote is required to approve each proposal?

Proposal One – Election of Directors. The affirmative vote of a plurality of the votes of the shares present by person or represented by proxy at the meeting and entitled to vote in the election of Directors is required to elect a Director nominee. Withhold votes and broker non-votes will not be treated as voting on this proposal and, accordingly, will have no affect on the outcome of the vote. There is no cumulative voting for Directors.

Proposal Two – Amendment of Certificate of Incorporation To Provide For Annual Election Of All Directors. The affirmative vote of the holders of at least $66^2/_3$ percent of the voting power of all shares entitled to vote generally in the election of Directors, voting together as a single class, is required to approve Proposal Two. Because the number of votes required to pass this proposal is $66^2/_3$ percent of the number of shares entitled to vote, rather than the number of shares actually present and voting, abstentions and broker non-votes will be votes not cast for this proposal and would therefore have the same effect as votes against this proposal. Proposals Two and Three are cross-conditioned on each other. If either Proposal Two or Proposal Three is not approved, then neither proposal will be approved.

Proposal Three – Amendment of Certificate of Incorporation To Provide That Directors May Be Removed With Or Without Cause. The affirmative vote of the holders of at least $66^2/_3$ percent of the voting power of all shares entitled to vote generally in the election of Directors, voting together as a single class, is required to approve Proposal Three. Because the number of votes required to pass this proposal is $66^2/_3$ percent of the number of shares entitled to vote, rather than the number of shares actually present and voting, abstentions and broker non-votes will be votes not cast for this proposal and would therefore have the same effect as votes against this proposal. Proposals Two and Three are cross-conditioned on each other. If either Proposal Two or Proposal Three is not approved, then neither proposal will be approved.

Proposal Four – Ratification of Appointment of Independent Registered Public Accounting Firm. The affirmative vote of the holders of a majority of the shares of common stock represented in person or by proxy and entitled to vote at the meeting is required to approve this proposal. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a negative vote on this proposal. Broker non-votes will not be treated as voting on this proposal and, accordingly, will have no affect on the outcome of this vote.

We will post the results of the voting on our website at *www.wellcare.com.*

Can I access the proxy materials on the internet?

The Notice of Annual Meeting, Proxy Statement and 2008 Annual Report are available on our website at http://*www.wellcare.com/2009shareholdermeeting.* Instead of receiving future copies of these materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business.

If you are a shareholder of record you can enroll in the electronic proxy delivery service electronically by going to *www.investorvote.com.* If you hold your shares in a brokerage account, you may also have the opportunity to receive copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by the institution that holds your shares regarding the availability of this service.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Who are the largest owners of our stock?

The table below sets forth certain information regarding beneficial owners known to us as of June 17, 2009 of more than 5% of our outstanding shares of common stock. The ownership percentage is based on the number of shares reported by the applicable beneficial owner and the number of shares of our common stock outstanding as of June 17, 2009.

	Ownership	
Name and Address	**Common Stock**	**Percent (%)**
Fairholme Capital Management, *et al.*(1) 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137	8,313,407	19.7
Renaissance Technologies, *et al.* (2) 800 Third Avenue New York, NY 10022	2,857,200	6.8
Barclays Global Investors, *et al.*(3) 400 Howard Street San Francisco, CA 94105	2,306,969	5.5

(1) This disclosure is based upon a Schedule 13G/A filed by Fairholme Capital Management, L.L.C. ("Fairholme") and other affiliated entities with the SEC on February 17, 2009. Fairholme and the other affiliated entities reported shared voting and dispositive power as of December 31, 2008 as follows: (i) Fairholme, shared voting power as to 5,088,603 shares and shared dispositive power as to 8,025,777 shares; (ii) Bruce R. Berkowitz, sole voting and dispositive power as to 287,630 shares, shared voting power as to 5,088,603 shares and shared dispositive power as to 8,025,777 shares; and (iii) Fairholme Funds, Inc., shared voting and dispositive power as to 4,166,200 shares. We have not attempted to verify independently any of the information contained in the Schedule 13G/A.

(2) This disclosure is based upon a Schedule 13G filed by Renaissance Technologies LLC ("Renaissance") and James H. Simons ("Simons") with the SEC on February 13, 2009. Renaissance and Simons reported sole voting and dispositive power as of December 31, 2008 as to 2,857,200 shares. We have not attempted to verify independently any of the information contained in the Schedule 13G.

(3) This disclosure is based upon a Schedule 13G filed by Barclays Global Investors, N.A. ("Barclays") and other affiliated entities with the SEC on February 5, 2009. Barclays and the other affiliated entities reported sole voting and dispositive power as of December 31, 2008 as follows:

(i) Barclays, sole voting power as to 1,171,495 shares and sole dispositive power as to 1,397,117 shares; (ii) Barclays Global Fund Advisors, sole voting power as to 581,075 and sole dispositive power as to 816,712 shares; (iii) Barclays Global Investors, Ltd., sole voting power as to 19,090 shares and sole dispositive power as to 53,029 shares; (iv) Barclays Global Investors Japan Limited, sole voting and dispositive power as to 15,330 shares; (v) Barclays Global Investors Canada Limited, sole voting and dispositive power as to 24,781 shares; and (vi) Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG, sole voting and dispositive power as to no shares. We have not attempted to verify independently any of the information contained in the Schedule 13G.

How much stock do our executive officers and Directors own?

The following table sets forth certain information with regard to the beneficial ownership of our common stock as of the close of business on June 17, 2009 by: (a) each Director; (b) each of the executive officers named in the *Summary Compensation Table;* and (c) all Directors and executive officers (including seven executive officers who are not named in the *Summary Compensation Table*) as a group.

Name	Common Stock (1)		Percent
David Gallitano	14,354		*
Robert Graham	17,260		*
Regina Herzlinger	46,959		*
Kevin Hickey	44,353		*
Alif Hourani	18,871		*
Ruben King-Shaw, Jr.	25,746		*
Christian Michalik	82,997		*
Neal Moszkowski	25,107		*
Charles G. Berg	380,799		*
Heath G. Schiesser	520,979		1.2
Todd S. Farha(2)	618,835	(5)	1.5
Thomas L. Tran	75,000		*
Paul L. Behrens(3)	197,977	(5)	*
Anil Kottoor(4)	—	(5)	*
Adam T. Miller	64,605		*
Thomas F. O'Neil III	70,912		*
All Directors and Executive Officers as a Group (20 persons)	1,689,991		3.9

* Less than one percent

(1) Certain of our executive officers and Directors hold their shares in brokerage accounts where there may be a loan balance from time to time that is secured by all of the assets in the account, including shares of our common stock. Accordingly, even though there may be substantial assets in the account, the shares of our stock in these accounts could technically be sold in a margin sale.

(2) Mr. Farha resigned his positions as chairman and as President and Chief Executive Officer effective January 25, 2008 and ceased employment with us on March 31, 2008.

(3) Mr. Behrens resigned his positions as Senior Vice President and Chief Financial Officer effective January 25, 2008 and ceased employment with us on March 31, 2008.

(4) Mr. Kottoor's employment was terminated effective December 19, 2008.

(5) Based on information known to the Company.

How is beneficial ownership determined?

For purposes of the preceding table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any common stock that such person or group has the right to acquire within 60 days after June 17, 2009. For purposes of computing the percentage of outstanding common stock beneficially owned by each person named above, any shares that such person has the right to acquire within 60 days after June 17, 2009 are deemed outstanding but such shares are not deemed to be outstanding for purposes of computing the percentage ownership of any other person. Each person has sole voting and dispositive power with respect to all of the shares of common stock shown as beneficially owned, subject to community property laws, where applicable. The table below provides additional detail regarding management's securities ownership.

	Included				Excluded			
Name	Common Stock	Unvested Common Stock	Vested Stock Options	Stock Options that Vest within 60 Days	Stock Options that Vest in More than 60 Days	Restricted Stock Units that Vest in More than 60 Days	Performance Shares that Vest in More than 60 Days	
David Gallitano	—	14,354	—	—	—	—	—	
Robert Graham	2,777	—	14,483	—	—	—	—	
Regina Herzlinger	18,331	—	28,628	—	—	—	—	
Kevin Hickey	26,063	—	18,290	—	—	—	—	
Alif Hourani	581	—	18,290	—	—	—	—	
Ruben King-Shaw, Jr.	15,081	—	10,665	—	—	—	—	
Christian Michalik	31,050	—	51,947	—	—	—	—	
Neal Moszkowski	10,822	—	14,285	—	—	—	—	
Charles G. Berg	80,799	75,000	187,500	37,500	75,000	—	—	
Heath G. Schiesser	101,904	175,709	217,543	25,823	324,675	—	—	
Todd S. Farha	618,835	—	—	—	—	—	130,000	(1)
Thomas L. Tran	—	50,000	—	25,000	75,000	8,232	—	
Paul L. Behrens	197,977	—	—	—	—	—	—	
Anil Kottoor	—	—	—	—	—	—	—	
Adam T. Miller	13,732	14,054	35,409	1,410	80,458	10,681	—	
Thomas F. O'Neil III	8,412	37,500	25,000	—	75,000	13,109	—	
All Directors and Executive Officers as a Group (20 persons)	329,755	479,928	774,889	105,419	1,007,505	72,535	130,000	

(1) Pursuant to an award agreement dated June 6, 2005, Mr. Farha was eligible to receive a maximum of 130,000 shares of our common stock based upon the achievement of certain performance criteria. Specifically, Mr. Farha was eligible to earn, if any shares, a (i) threshold of 32,500 shares, (ii) target of 65,000 shares, or (iii) a maximum of 130,000 shares on June 6, 2008 based on the achievement of compounded annual percentage increases in diluted net income per share over the three-year period measured from January 1, 2005 through December 31, 2007. It has not yet been determined whether Mr. Farha has earned any of these shares. See "*Potential Payments to Named Executive Officers upon Termination or Change in Control*" above for a discussion of Mr. Farha's separation agreement and the treatment of these shares.

PROPOSAL NUMBER ONE – ELECTION OF DIRECTORS

Background to Proposal Number One

Our certificate of incorporation currently provides for a Board of Directors divided into three classes, as nearly equal in number as the then total number of Directors constituting the entire Board permits, with the term of office of one class expiring each year at the annual meeting of shareholders. Each class of Directors is currently elected for a term of three years.

The Board of Directors presently consists of ten persons: Charles G. Berg, David J. Gallitano, D. Robert Graham, Regina E. Herzlinger, Kevin F. Hickey, Alif A. Hourani, Ruben Jose King-Shaw, Jr., Christian P. Michalik, Neal Moszkowski and Heath G. Schiesser. On January 25, 2008, the Board, acting upon the recommendation of the Nominating and Corporate Governance Committee, appointed Messrs. Schiesser and Berg to serve as Directors. On March 23, 2009, the Board, acting upon the recommendation of the Nominating and Corporate Governance Committee, appointed Mr. Gallitano to serve as a Director. Therefore, Messrs. Schiesser, Berg and Gallitano are being considered for election by the shareholders for the first time at our 2009 annual meeting. The Board of Directors currently has two vacancies. The Nominating and Corporate Governance Committee and management are currently assessing possible candidates to fill these vacancies.

The term of the current Class I Directors (comprised of Messrs. Gallitano, Hickey and Schiesser and Dr. Herzlinger) was to expire at our 2008 annual meeting of shareholders (the "2008 Annual Meeting"); the term of the Class II Directors (comprised of Messrs. Graham, King-Shaw and Michalik) will expire at our 2009 annual meeting of shareholders (the "2009 Annual Meeting"); and the term of the Class III Directors (comprised of Messrs. Berg, Hourani and Moszkowski) will expire at our 2010 annual meeting of shareholders (the "2010 Annual Meeting"). Because we did not hold the 2008 Annual Meeting, Class I Directors were not elected in 2008 and, accordingly, the successors to the Class I Directors will be elected and qualified at the 2009 Annual Meeting.

Relationship of Proposal One to Proposals Two and Three

As discussed below, pursuant to Proposals Two and Three, the shareholders are being asked to approve and adopt amendments to our certificate of incorporation to declassify our Board of Directors and to provide that Directors may be removed with or without cause (except for Class III Directors currently serving the remaining portion of a multi-year term, who, if the amendment is approved and adopted, could not be removed without cause prior to the end of their current multi-year term). Because both the Class I and Class II Directors are up for election at the 2009 Annual Meeting, if they are elected and the proposed amendments to our certificate of incorporation are approved, the Class I and Class II Directors will be up for election for one-year terms at the 2009 Annual Meeting. However, if the proposed amendments are not approved, the Class I Directors (if elected) will serve for a two-year term to expire at our 2011 annual meeting of shareholders (the "2011 Annual Meeting") and the Class II Directors (if elected) will serve for a three-year term to expire at our 2012 annual meeting of shareholders (the "2012 Annual Meeting").

Class I Director Nominees

The Board of Directors proposes that David J. Gallitano, Regina E. Herzlinger, Kevin F. Hickey and Heath G. Schiesser be elected to serve as Class I Directors. The Board proposes that each of the Directors serve (i) for a one-year term to expire at the 2010 Annual Meeting, if Proposal Two and Proposal Three are approved by the shareholders or (ii) for a two-year term to expire at the 2011 Annual Meeting, if Proposal Two and Proposal Three are not approved by the shareholders. Unless a shareholder **WITHHOLDS AUTHORITY**, the holders of proxies representing shares of common stock will vote **FOR** the election of David J. Gallitano, Regina E. Herzlinger, Kevin F. Hickey and Heath G. Schiesser as Class I Directors. All of these nominees have informed the Board of Directors that they are willing to serve as Directors. Except as discussed below with respect to Mr. Schiesser, the Board of Directors has no reason to believe that any nominee will decline or be unable to serve as a Director. However, if a nominee shall be unavailable for any reason, then the proxies may be voted for the election of such person as may be recommended by the Board of Directors.

On June 26, 2009, Mr. Schiesser, our President and Chief Executive Officer and a Director, informed the Board of Directors that he intends to resign from his current officer and Director positions upon the appointment of a new President and Chief Executive Officer. After being so informed, the Board of Directors considered his nomination to stand for election as a Director at the 2009 Annual Meeting. In light of Mr. Schiesser's continuing tenure, the Board of Directors has reaffirmed his nomination. The Board of Directors has formed a Committee on Leadership and Executive Succession, comprised of certain Directors and a non-Director executive officer, to focus on leadership transition at our Company.

Class II Director Nominees

The Board of Directors proposes that D. Robert Graham, Ruben Jose King-Shaw, Jr. and Christian P. Michalik be elected to serve as Class II Directors. The Board proposes that each of the Directors serve (i) for a one-year term to expire at the 2010 Annual Meeting, if Proposal Two and Proposal Three are approved by the shareholders or (ii) for a three-year term to expire at the 2012 Annual Meeting, if Proposal Two and Proposal Three are not approved by the shareholders. Unless a shareholder **WITHHOLDS AUTHORITY**, the holders of proxies representing shares of common stock will vote **FOR** the election of D. Robert Graham, Ruben Jose King-Shaw, Jr. and Christian P. Michalik. All of these nominees have informed the Board of Directors that they are willing to serve as Directors. The Board of Directors has no reason to believe that any nominee will decline or be unable to serve as a Director. However, if a nominee shall be unavailable for any reason, then the proxies may be voted for the election of such person as may be recommended by the Board of Directors.

The affirmative vote of a plurality of the votes of the shares present by person or represented by proxy at the meeting and entitled to vote in the election of Directors is required to elect a nominee.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF DAVID J. GALLITANO, REGINA E. HERZLINGER, KEVIN F. HICKEY, HEATH G. SCHIESSER, D. ROBERT GRAHAM, RUBEN JOSE KING-SHAW, JR. AND CHRISTIAN P. MICHALIK

BOARD OF DIRECTORS

Certain Information Regarding Our Directors

The following is certain information regarding our Directors and their ages as of June 5, 2009:

Nominees

Class I

David J. Gallitano (age 61) has been a member of our Board since March 2009. Mr. Gallitano has been President of Tucker, Inc., a private investment and consulting firm, since 2002. Prior to that, Mr. Gallitano was the Chairman and Chief Executive Officer of APW, Ltd., a manufacturer of specialized industrial products and provider of related services, from 2003 to 2005. From 1993 to 2002, Mr. Gallitano served as Chairman and Chief Executive Officer of Columbia National Inc., a mortgage banking company. From 1986 to 1993 Mr. Gallitano was the Executive Vice President, Principal Transactions Group, for PaineWebber Incorporated. From 1982 to 1986 Mr. Gallitano was with General Electric Corporation, first as Vice President, Strategic Planning and Business Development for General Electric Credit Corporation and then as President and Chief Executive Officer of General Electric Mortgage Capital Corporation. Mr. Gallitano was a consultant with McKinsey & Company from 1975 to 1982 and he served as an electronics specialist with the United States Air Force from 1966 to 1970. Mr. Gallitano currently serves on the board of directors of The Hanover Insurance Group, Inc., a provider of a variety of commercial and personal insurance products, where he also serves on the audit committee of the board. Mr. Gallitano holds a Bachelor of Business Administration from The George Washington University and a Master of Business Administration from the University of Chicago.

Regina E. Herzlinger (age 65) has been a member of our Board since August 2003. Dr. Herzlinger is the Nancy R. McPherson Professor of Business Administration at the Harvard Business School and has been teaching at Harvard since 1971. Dr. Herzlinger serves as a director of a privately-held company. Dr. Herzlinger received her undergraduate degree from the Massachusetts Institute of Technology and her Doctorate from Harvard Business School.

Kevin F. Hickey (age 57) has been a member of our Board since November 2002. Since January 2008, Mr. Hickey has served as Principal of HES Advisors, a strategic advisory firm serving the health care, health care technology and life sciences industries. Mr. Hickey also currently serves as a Senior Advisor to Verisk, Inc., a company specializing in health care predictive analytics. From January 2006 to December 2007, Mr. Hickey served as President of D2Hawkeye, Inc. (now a part of Verisk, Inc.). From October 1998 until January 2005, Mr. Hickey served as the Chairman and Chief Executive Officer of IntelliClaim, Inc., a privately-held application service provider that provides insurance payors with capabilities for enhancing claim processing efficiency and productivity. From September 1997 until August 1998, Mr. Hickey was Executive Vice President of Operations and Technology for Oxford Health Plans, Inc. Mr. Hickey also serves as a director of a privately-held company. Mr. Hickey received his undergraduate degree from Harvard University, a Master in Health Services Administration from the University of Michigan and a Juris Doctorate from Loyola College of Law.

Heath G. Schiesser (age 41) has served as our President and Chief Executive Officer and as a member of our Board since January 2008. Mr. Schiesser originally joined WellCare in 2002 as Senior Vice President of Marketing and Sales. From January 2005 to July 2006, Mr. Schiesser also served as President of WellCare Prescription Insurance. From July 2006 to January 2008, Mr. Schiesser served as Senior Advisor to WellCare. Prior to joining WellCare, Mr. Schiesser worked at the management consulting firm of McKinsey & Company, co-founded an online pharmacy for Express Scripts, and worked in the development of new ventures. A graduate of Trinity University, Mr. Schiesser received a Master of Business Administration from Harvard University.

On June 26, 2009, Mr. Schiesser, our President and Chief Executive Officer and a Director, informed the Board of Directors that he intends to resign from his current officer and Director positions upon the appointment of a new President and Chief Executive Officer. After being so informed, the Board of Directors considered his nomination to stand for election as a Director at the 2009 Annual Meeting. In light of Mr. Schiesser's continuing tenure, the Board of Directors has reaffirmed his nomination.

Class II

D. Robert Graham (age 72) has been a member of our Board since April 2007. Senator Graham is currently Chair of the Board of Oversight of the Bob Graham Center for Public Service, a political and civic leadership center at the University of

Florida and the University of Miami. From September 2005 until June 2006, Senator Graham served a one-year term as a senior Fellow at Harvard University's John F. Kennedy School of Government. From January 1987 to January 2005, he served in the United States Senate. From January 1979 to January 1987 Senator Graham was the Governor of the State of Florida. Senator Graham received his Bachelor of Arts degree from the University of Florida and his Bachelor of Laws degree from Harvard Law School.

Ruben José King-Shaw, Jr. (age 47) has been a member of our Board since August 2003. Since September 2008, Mr. King-Shaw has served as Chief Executive Officer of All-Med Services of Florida, Inc., a durable medical supplies, respiratory therapy and infusion pharmacy. Mr. King-Shaw has served as Chairman and Chief Executive Officer of Mansa Equity Partners Inc., a private equity investment and advisory firm specializing in the health care sector, since July 2006. From October 2004 until June 2006, Mr. King-Shaw was a partner of Pine Creek Healthcare Capital, LLC and from February 2004 until February 2005, he served as President of United Biosource. Mr. King-Shaw served as Senior Advisor to the Secretary of the Department of the Treasury from January 2003 to June 2003. From July 2001 to April 2003, Mr. King-Shaw served as Chief Operating Officer and Deputy Administrator of the federal government's Centers for Medicare & Medicaid Services. Prior to that, from January 1999 to July 2001, he served as Secretary of the Agency for Health Care Administration of the State of Florida. Mr. King-Shaw serves as a director of several privately-held companies. Mr. King-Shaw received his undergraduate degree from Cornell University and a Master of Business Administration and a Master in Health Services Administration from Florida International University.

Christian P. Michalik (age 40) has been a member of our Board since May 2002. Since July 2004, Mr. Michalik has served as Managing Director of Kinderhook Industries, a private equity investment firm. Previously he was a partner in Soros Private Equity Partners LLC, the private equity investment business of Soros Fund Management LLC, from January 1999 through December 2003. From 1997 to 1998, Mr. Michalik was an investment manager with Capital Resource Partners, a private equity investment firm. From 1995 to 1996, Mr. Michalik was an associate at Colony Capital, a real estate investment firm. Mr. Michalik serves as a director of several privately-held companies. Mr. Michalik received his undergraduate degree from Yale University and a Master of Business Administration from Harvard Business School.

Directors continuing in office

Charles G. Berg (age 51) has served as our Executive Chairman and as a member of our Board since January 2008. Mr. Berg also served as senior advisor to Welsh, Carson, Anderson & Stowe, a private equity firm from January 2007 until April 2009. From July 2004 to September 2006, Mr. Berg served as an executive of UnitedHealth Group. From April 1998 to July 2004, Mr. Berg held various executive positions with Oxford Health Plans, Inc., which included Chief Executive Officer from November 2002 to July 2004, President and Chief Operating Officer from March 2001 to November 2002, and Executive Vice President, Medical Delivery, from April 1998 to March 2001. Mr. Berg serves as a director of DaVita, Inc. Mr. Berg received his undergraduate degree from Macalester College and a Juris Doctorate from the Georgetown University Law Center.

Alif A. Hourani (age 56) has been a member of our Board since August 2003. Since 1997, Mr. Hourani has served as Chairman and Chief Executive Officer, currently as Executive Chairman, of Pulse Systems, Inc., a practice management and clinical records software company. From 1987 to 1997, Mr. Hourani held various positions, including Chief Executive Officer of Physician Corporation of America/Data Systems, Senior Vice President of Management Information Systems of Physician Corporation of America and Manager of Computer Engineering at the Wolf Creek Nuclear Operating Corporation. Mr. Hourani serves as a director of the Kansas Heart Hospital. Mr. Hourani received his undergraduate degree from the University of Lyon and a Master of Science degree and Doctorate from the University of Strasbourg.

Neal Moszkowski (age 43) has been a member of our Board since May 2002, serving as chairman from May 2002 through October 2006. Since April 2005, Mr. Moszkowski has been Co-Chief Executive Officer of TowerBrook Capital Partners LP, a private equity investment company. Prior to joining TowerBrook, Mr. Moszkowski was Managing Director and Co-Head of Soros Private Equity Partners LLC, the private equity investment business of Soros Fund Management LLC, where he served since August 1998. From August 1993 to August 1998, Mr. Moszkowski served as Vice President and Executive Director in the Principal Investment area for Goldman, Sachs & Co. and Affiliates. Mr. Moszkowski serves as a director of Bluefly, Inc., Integra LifeSciences Holdings Corporation and Spheris, Inc. as well as several privately-held companies. Mr. Moszkowski received his undergraduate degree from Amherst College and a Master of Business Administration from the Graduate School of Business of Stanford University.

EXECUTIVE OFFICERS

Rex M. Adams (age 47) has served as our Chief Operating Officer since September 2008. Prior to joining WellCare, Mr. Adams was the President and Chief Executive Officer of AT&T Incorporated's East Region, from January 2007 to March 2008. For the period prior to AT&T's acquisition of BellSouth, Mr. Adams was an officer of BellSouth Corporation from July 2001 to December 2006, serving in various leadership positions. During the merger transition period from February 2006 to December 2006, Mr. Adams served as Web Development Officer. From December 2004 to January 2006, Mr. Adams was the President of BellSouth Wholesale Services, and had similar responsibilities as President and Chief Executive Officer of AT&T East Region. From January 2004 to November 2004, Mr. Adams was Vice-President, Product Development and Management of BellSouth Corporation, where he was responsible for product profitability, development and commercialization. From July 2001 to November 2004, Mr. Adams was President of BellSouth Long Distance Services, where he was responsible for profit and loss and all areas of BellSouth's long distance business. From September 2007 to October 2008, Mr. Adams served on the board of trustees for Yale-New Haven Hospital, a premier teaching and research hospital, and as a member of its Finance and Audit Committee. Mr. Adams holds a B.S. from the United States Military Academy at West Point and a Masters of Business Administration from the Harvard Business School.

Walter W. Cooper (age 46) joined us in October 2006 as Senior Vice President of Strategic Initiatives. He currently holds the position of Senior Vice President of Marketing and Sales and has recently acted as the interim Senior Vice President of Human Resources and is currently acting as the interim Senior Vice President of Health Services. Prior to joining WellCare, Mr. Cooper served in senior-level positions with UnitedHealth Group, including positions as Senior Vice President of United Retiree Solutions, Vice President of Marketing and Product and Vice President of Strategic Initiatives for Specialized Care Services from November 2004 to September 2006. Mr. Cooper received his Bachelor of Science in Mechanical Engineering and his Masters in Business Administration degrees from Gannon University.

Michael L. Cotton (age 48) joined us in December 2005 and holds the position of President, South Division. Prior to joining the Company, Mr. Cotton was World Wide Partner and Managing Director for Mercer Human Resources Consulting from October 2001 to December 2005. Prior to joining Mercer, Mr. Cotton was President and Chief Executive Officer of Mid-Valley CareNet, a physician hospital organization, from November 1998 to October 2001. Mr. Cotton attended the Ohio State University and received his undergraduate degree from Franklin University and a Masters in Business Administration from Cleveland State University.

Alec Cunningham (age 42) joined us in January 2005. He has held several positions within the Company, including Vice President of Business Development, Senior Vice President of Government Relations, and currently President, Florida and Hawaii Division. Prior to joining us, Mr. Cunningham held several positions with WellPoint Health Networks, Inc. from September 1996 to December 2004, most recently Vice President of Business Development and Compliance. From August 1994 to September 1996, Mr. Cunningham worked for the Oklahoma Health Care Authority developing a statewide Medicaid managed care program. Mr. Cunningham received his undergraduate degree from Oklahoma State University and his Master in Business Administration from the University of Southern California.

Adam T. Miller (age 43) joined us in January 2006. He has held several positions within the Company, including currently Senior Vice President, National Medicare and Government Relations and previously President, National Medicare, Chief Operating Officer of our Medicare Prescription Drug Plan and Private Fee-For-Service businesses. From July 2001 to November 2005, Mr. Miller ran UnitedHealth Group's Arizona Medicaid program and a related Medicare Special Needs program. Earlier in his career, Mr. Miller was with General Electric in its Medical Systems business (GE Medical) in a series of strategy, business development and operational roles, from May 1997 to June 2001. In his last role at GE Medical, Mr. Miller served as Vice President and General Manager of its global Cardiology Systems division. Prior to joining GE Medical, Mr. Miller was with the Boston Consulting Group where he worked with clients in the pharmaceutical, managed care and medical device industries on issues of growth and profitability enhancement, from 1993 to 1997. Mr. Miller is a graduate of Harvard Business School and the Wharton School of Business at The University of Pennsylvania.

Thomas F. O'Neil III (age 52) was appointed our executive Vice Chairman on June 3, 2009. Prior to that, he served as our Senior Vice President, General Counsel and Secretary since April 2008. Prior to joining WellCare, Mr. O'Neil was a partner of the law firm DLA Piper US LLP and its predecessor from June 2002 through March 2008. From December 1995 to June 2002, Mr. O'Neil served as Vice President, Chief Litigation Counsel of MCI Communications Corp., Senior Vice President, Chief Counsel of MCI WorldCom, Inc. and General Counsel of The MCI Group. Earlier in his career Mr. O'Neil was a partner of the law firm of Hogan & Hartson LLP and he served as Assistant U.S. Attorney at the U.S. Department of Justice from March 1986 to December 1989. Mr. O'Neil received his A.B. from Dartmouth College and his Juris Doctorate from Georgetown University Law Center. Mr. O'Neil is a member of the Board of Regents of Georgetown University and the Board of Visitors of Georgetown University Law Center.

Daniel M. Parietti (age 46) joined us in September 2002 and has served in various capacities, currently as President, North Division. From September 2001 to January 2002, Mr. Parietti served as Chief Operating Officer of La Cruz Azul de Puerto Rico, a Puerto Rican health plan. From May 2000 to September 2001, Mr. Parietti served as Vice President, Network and Delivery Systems Management for Health Net, Inc. From September 1993 to May 2000, Mr. Parietti worked in various leadership positions for Humana, Inc. Mr. Parietti received his undergraduate degree from the United States Military Academy at West Point, and a Masters in Business Administration from George Mason University.

Jonathan P. Rich (age 48) has served as our Senior Vice President and Chief Compliance Officer since August 2008. From July 2006 to July 2008, Mr. Rich was the General Counsel and Chief Compliance Officer for health insurer Aveta Inc. From 1998 to 2006, Mr. Rich was a senior executive at Oxford Health Plans, Inc. serving first as Vice President and Director of Litigation and Legal Affairs and later as Senior Vice President and General Counsel. From 1989 to 1998, Mr. Rich was an associate at the law firm of Simpson, Thacher & Bartlett in New York. Mr. Rich is a graduate of the University of North Carolina and Columbia University Law School.

Timothy S. Susanin (age 45) joined WellCare in November 2008 as our Vice President and Chief Counsel - Dispute Management. Since June 2009 Mr. Susanin has been our Senior Vice President, General Counsel and Secretary. Prior to joining WellCare, Mr. Susanin was with the Gibbons law firm from 2001 to October 2008, first as counsel and then as partner. Mr. Susanin was an Assistant U.S. Attorney for the District of Columbia and the Eastern District of Pennsylvania from 1992 to 1998 and an Associate Independent Counsel on the Whitewater investigation from 1998 to 2000. He also served in the U.S. Navy Judge Advocate General's Corps from 1988 to 1992. Mr. Susanin received his undergraduate degree from Franklin & Marshall College and his Juris Doctorate from the Villanova University School of Law.

Thomas L. Tran (age 52) has served as our Senior Vice President and Chief Financial Officer since July 2008. Prior to joining WellCare, Mr. Tran was the President, Chief Operating Officer and Chief Financial Officer of CareGuide, Inc., a publicly-traded population health management company, from June 2007 to June 2008. From July 2005 to June 2007, Mr. Tran was Senior Vice President and Chief Financial Officer of Uniprise, one of the principal operating businesses of UnitedHealth Group that manages health care benefits programs for employers. From December 1998 to July 2005, Mr. Tran served as Chief Financial Officer of ConnectiCare, Inc., an HMO based in Connecticut. Prior to ConnectiCare, Mr. Tran was Chief Financial Officer of Blue Cross Blue Shield of Massachusetts from May 1996 to July 1997, and Vice President of Finance and Controller of CIGNA HealthCare from February 1993 to May 1996. Mr. Tran holds a degree in accounting from Seton Hall University and a Masters of Business Administration in Finance from New York University.

Certain Legal Proceedings

As previously disclosed, in connection with government investigations, five putative shareholder derivative actions were filed between October 29, 2007 and November 15, 2007, naming as defendants certain of our current and former officers and Directors. The first two of these putative shareholder derivative actions, entitled Rosky v. Farha, et al. and Rooney v. Farha, et al., respectively, are supposedly brought on behalf of the Company and were filed in the United States District Court for the Middle District of Florida. Two additional actions, entitled Intermountain Ironworkers Trust Fund v. Farha, et al., and Myra Kahn Trust v. Farha, et al., were filed in Circuit Court for Hillsborough County, Florida. All four of these actions are asserted against all Company directors (and former director Todd Farha) except for David Gallitano, D. Robert Graham, Heath Schiesser and Charles Berg and also name the Company as a nominal defendant. A fifth action, entitled Irvin v. Behrens, et al., was filed in the United States District Court for the Middle District of Florida and asserts claims against all Company directors (and former director Todd Farha) except Heath Schiesser, David Gallitano and Charles Berg and against two former Company officers, Paul Behrens and Thaddeus Bereday. All five actions contend, among other things, that the defendants allegedly allowed or caused the Company to misrepresent its reported financial results, in amounts unspecified in the pleadings, and seek damages and equitable relief for, among other things, the defendants' supposed breach of fiduciary duty, waste and unjust enrichment. The three actions in federal court have been consolidated. Subsequent to that consolidation, an additional derivative complaint entitled City of Philadelphia Board of Pensions and Retirement Fund v. Farha, et al. was filed in the same federal court, but thereafter was consolidated with the existing consolidated action. A motion to consolidate the two state court actions, to which all parties consented, was granted, and plaintiffs filed a consolidated complaint on April 7, 2008. On October 31, 2008, amended complaints were filed in the federal court and the state court derivative actions. On December 30, 2008, the Company filed substantially similar motions to dismiss both actions, contesting, among other things, the standing of the plaintiffs in each of these derivative actions to prosecute the purported claims in the Company's name. In an Order entered on March 30, 2009 in the consolidated federal action, the court denied the motions to dismiss the Second Amended

Consolidated Complaint. On April 28, 2009, in the consolidated state action, the court denied the motions to dismiss the Second Amended Consolidated Complaint. On April 29, 2009, upon the recommendation of the Nominating and Corporate Governance Committee of the Company's Board of Directors, the Board adopted a resolution forming a Special Litigation Committee, comprised of a newly-appointed independent director, David J. Gallitano, to investigate the facts and circumstances underlying the claims asserted in the federal and state derivative cases and to take such action with respect to such claims as the Special Litigation Committee determines to be in the best interests of the Company. On May 1, 2009, the Special Litigation Committee filed in the consolidated federal action a motion to stay the matter until November 2009 to allow the Special Litigation Committee to complete its investigation, and following a hearing on May 14, 2009, the Court granted that motion and stayed the federal action. The Special Litigation Committee filed a substantially identical motion in the consolidated state action, and a hearing on the motion has been set for September 2, 2009. At this time, neither the Company nor any of its subsidiaries can predict the probable outcome of these claims. For more information related to the Special Litigation Committee, please see "*Corporate Governance and Related Matters*" below.

CORPORATE GOVERNANCE AND RELATED MATTERS

Corporate Governance Guidelines

The Board has developed and adopted Corporate Governance Guidelines to promote the functioning of the Board and its committees. Among other things, the corporate governance guidelines set forth criteria regarding Board member selection and qualification, establishment of committees and committee composition, executive sessions, management succession and director compensation. The guidelines also address the Board's expectations of each Director in furtherance of the Board's primary responsibility of exercising its business judgment in the best interests of the Company. In particular, the guidelines address meeting attendance and participation, other directorships and access to independent advisors as well as new director orientation. The Corporate Governance Guidelines also require that the Board conduct an annual performance evaluation to determine whether it and its committees are functioning effectively. The Corporate Governance Guidelines are available on our website at *www.wellcare.com.* Alternatively, any shareholder may request a print copy of our Corporate Governance Guidelines by contacting us as described in the section entitled "*Requests for More Information*" below.

Director Independence

Independence Standards

Our Corporate Governance Guidelines provide that a majority of the members of our Board must meet the criteria of independence as required by the listing standards of the New York Stock Exchange (the "NYSE"). In addition, each member of the Board's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee must be independent. No Director qualifies as independent unless the Board determines that the Director has no direct or indirect material relationship with the Company. The Board reviews the independence of its members by requiring that each member complete disclosure and independence questionnaires and by considering all transactions and relationships between each Director or any member of his or her immediate family and the Company and its subsidiaries. The purpose of this review is to determine whether any such relationships or transactions are inconsistent with a determination that the Director is independent. In making independence determinations, the Board applies the standards of the NYSE as follows, in addition to any other relevant facts and circumstances:

- A Director, who is, or has been within the last three years, an employee of the Company or any subsidiary, or whose immediate family member is, or has been within the last three years, an executive officer of the Company, is not independent until three years after the end of such employment relationship;
- A Director who has received, or has an immediate family member who has received, more than $120,000 per year in direct compensation from the Company or any subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation;
- A Director is not independent if he or she: is a current partner or employee of the firm that is the internal or external auditor of the Company or any subsidiary; has an immediate family member who is a current partner of such firm; has an immediate family member who is a current employee of such firm and who personally worked on the Company's audit; was, or has, an immediate family member who was, within the last three years, a partner or employee of such firm and personally worked on the Company's audit within that time;
- A Director or an immediate family member who is, or has been within the last three years, employed as an executive officer of another company where any of our present executives at the same time serves or served on that company's

compensation committee, is not independent until three years after the end of such service or the employment relationship; and

- A Director who, or whose immediate family member, is a current executive officer of a company that has made payments to, or received payments from, our Company or any of our subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent until three years after such payments fall below such threshold.

In addition, the Exchange Act and the NYSE rules impose additional independence and qualification standards on our Audit Committee members. Under these standards, each Audit Committee member, in addition to meeting the definition of independence applicable to all Directors, is prohibited from having any direct or indirect financial relationship with the Company, and cannot be an affiliate of the Company or any subsidiary of the Company. The Board has determined that each member of the Audit Committee satisfies these additional standards.

Independent Directors

Under the standards set forth above, based upon recommendations from the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee"), the Board has determined that seven of its current members, including each of the members of the Audit Committee, the Compensation Committee and the Nominating Committee, are independent. The members that the Board has determined are independent are Senator Graham, Dr. Herzlinger and Messrs. Gallitano, Hickey, Hourani, Michalik and Moszkowski.

In making this determination, the Board considered the recommendation of the Nominating Committee as well as the following relationships:

- Senator Graham and/or his immediate family members have an ownership interest of approximately 23% in The Graham Companies, the landlord under a lease agreement with one of our subsidiaries with respect to office space in south Florida. The Board concluded that this relationship did not impair Senator Graham's independence, primarily because we have had a relationship with The Graham Companies for many years prior to Senator Graham becoming a member of our Board.

- Mr. Hickey is a senior advisor to D2Hawkeye, Inc., now a part of Verisk, Inc., a company where he previously served as President from January 2006 to December 2007. In February 2007, we entered into a services contract with D2Hawkeye pursuant to which D2Hawkeye has developed an internet-based portal for certain of our health care providers. The Board has reviewed the salient facts regarding this relationship, including compensation received from D2Hawkeye by Mr. Hickey, Mr. Hickey's former ownership interest in D2Hawkeye, amounts paid by us to D2Hawkeye, D2Hawkeye's revenues, the fact that D2Hawkeye has since been purchased by a larger company, Insurance Services Office, Inc. (ISO), and other facts. Following this review, our Board concluded that this relationship did not impair Mr. Hickey's independence under the standards set forth above. In particular, our payments to D2Hawkeye did not exceed the greater of $1 million or 2% of D2Hawkeye's gross revenues in any year.

- Todd Farha, the Company's President and Chief Executive Officer until his resignation in January 2008, in the past had invested in several funds managed, directly or indirectly, by private equity firms affiliated with Messrs. Michalik and Moszkowski. In each case Mr. Farha's investment represented less than 1% of the funds' aggregate committed capital. Mr. Farha also had a small direct investment in a company in which Mr. Michalik's firm held a majority ownership interest. Based on a review of these circumstances, our Board determined that these relationships did not impair the independence of Messrs. Michalik and Moszkowski. In addition, Mr. Farha is a first cousin of Mr. Hourani. However, our Board determined that this relationship did not impair Mr. Hourani's independence.

Non-Independent Directors

Mr. King-Shaw has been the Chief Executive Officer of All-Med Services of Florida, Inc., or All-Med, since September 2008. Since December 2002, two of our subsidiaries have been parties to agreements with All-Med pursuant to which All-Med provides durable medical equipment to members of the Company's Florida health plans. Under these agreements, our subsidiaries paid All-Med an aggregate amount in 2008 that exceeded both $1 million and 2% of All-Med's consolidated gross revenues. Therefore, the Board has determined that Mr. King-Shaw is not independent.

The Board determined that Messrs. Schiesser and Berg are not independent based on the fact that each also serves as an executive officer.

Board and Committee Meetings and Annual Meeting Attendance

During 2008, the Board of Directors held a total of 26 meetings. No incumbent Director attended fewer than 75% of the aggregate number of meetings of the Board held during the period in which the Director served on the Board and the number of meetings held by all committees of the Board on which the Director served during the periods in which he or she served.

As stated in our Corporate Governance Guidelines, we believe it is important for the members of our Board to attend the annual meeting of shareholders. The Corporate Governance Guidelines further provide that, to the extent reasonably practicable, we will endeavor to schedule a regular meeting of the Board on the same date as the annual meeting of shareholders. No current member of our Board attended our last annual meeting of shareholders in 2007.

Presiding Director

The Board has designated Mr. Hickey to preside over executive sessions of our non-management and independent Directors. In addition, Mr. Hickey has been designated the presiding Director for purposes of receiving communications from interested parties pursuant to the corporate governance rules of the NYSE and from shareholders pursuant to rules of the SEC. You may express your concerns, whether such concerns relate to accounting-related matters or otherwise, by contacting the presiding Director through the communication channels set forth in the section entitled "*Communications with Directors*" below.

Committees of the Board of Directors

The Board of Directors has established the following standing committees: Audit Committee, Compensation Committee, Nominating Committee, Regulatory Compliance Committee and Health Care Quality and Access Committee. The functions, responsibilities and members of each of these standing committees are described briefly below. Each of these committees operates pursuant to a charter which is posted on our website at *www.wellcare.com*. All members of the Audit Committee, the Compensation Committee and the Nominating Committee are independent Directors under our Director independence standards as described above and the corporate governance rules of the NYSE. In addition, all members of our Audit Committee are independent Directors under the SEC rules for Audit Committees and are financially literate under the NYSE corporate governance rules.

Our five standing committees are described below and the members of these committees are identified in the following table.

Director	**Audit Committee**	**Compensation Committee**	**Nominating and Corporate Governance Committee**	**Regulatory Compliance Committee**	**Health Care Quality and Access Committee**
Charles Berg				X	
David Gallitano		X (chair)	X		X
D. Robert Graham			X	X (chair)	X
Regina Herzlinger	X* (chair)				
Kevin Hickey			X (chair)	X	X
Alif Hourani	X	X			X
Ruben King-Shaw, Jr.					X (chair)
Christian Michalik	X*		X		
Neal Moszkowski		X			
Heath Schiesser					X

* Dr. Herzlinger and Mr. Michalik are our "audit committee financial experts," as defined in the Exchange Act, and each has accounting or related financial management expertise.

Audit Committee

The principal purpose of the Audit Committee is to assist the Board in the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of our independent auditors and the performance of our internal audit function and independent auditors. The Audit Committee also appoints, reviews the plans and results of the audit engagement and compensates and oversees the engagement and provision of services by our independent auditors. The Audit Committee pre-approves all audit, audit-related, tax and other services conducted by our independent auditors. The Audit Committee also coordinates with our Regulatory Compliance Committee and Health Care Quality and Access Committee regarding regulatory compliance and quality measurement matters that may have an effect on our business, financial statements, compliance policies or internal audit function. The Audit Committee held 18 meetings during 2008.

Dr. Herzlinger, Mr. Hourani and Mr. Michalik currently serve as the members of the Audit Committee, with Dr. Herzlinger serving as chairperson. The Board has determined that each of the members of the Audit Committee is financially literate and that each of Dr. Herzlinger and Mr. Michalik is an "audit committee financial expert" as such term is defined under Item 407(d) of SEC Regulation S-K. All members of the Audit Committee meet the independence requirements prescribed by the NYSE and the Audit Committee independence requirements prescribed by the SEC.

Nominating and Corporate Governance Committee

The Nominating Committee is responsible for developing our Corporate Governance Guidelines and for recommending those guidelines to the Board for adoption. The Nominating Committee is also responsible for periodically reviewing the composition of the full Board to determine whether additional Board members with different qualifications or areas of expertise are needed and making recommendations to the Board regarding the size, composition and functions of the Board and its committees. The Nominating Committee identifies and reviews the qualifications of new Director nominees consistent with selection criteria established by the Board and recommends the slate of nominees for inclusion in the proxy statement. The Nominating Committee's process for selecting nominees to the Board is described in more detail below under "*Nominating and Corporate Governance Committee's Process for Selecting Nominees to the Board.*" The Nominating Committee is also responsible for overseeing the periodic evaluation of the performance of the Board and its committees, for considering questions of independence and possible conflicts of interest of members of the Board and executive officers and for ensuring we are compliant with NYSE corporate governance listing requirements. The Nominating Committee held two meetings during 2008.

Compensation Committee

The Compensation Committee provides oversight and guidance for compensation and benefit programs for our associates, executive officers and Board of Directors, reviews and approves the compensation, including base salary and incentive awards and other significant terms of employment, for our executive officers and reviews and make recommendations with respect to incentive compensation plans, equity-based plans and Board compensation. The Compensation Committee reviews and discusses the Compensation Discussion and Analysis, or the "CD&A," with management and makes a recommendation to the Board for inclusion of the CD&A in our proxy statement. The Compensation Committee also reviews and approves performance goals and objectives (both at the corporate and individual level) applicable to our named executive officers' compensation (including our Chief Executive Officer), evaluates the named executive officers' performance in light of those goals and objectives and has sole authority to determine the named executive officers' compensation based on this evaluation. The Compensation Committee held 12 meetings during 2008.

Under its charter, the Compensation Committee has the authority to obtain advice and assistance from any officer or employee of the Company or from any outside legal expert or other advisor. Pursuant to this authority, the Compensation Committee has engaged Watson Wyatt Worldwide, or Watson Wyatt, as its compensation consultant.

In connection with our annual associate review and evaluation process, incentive compensation decisions for our executive officers, including the named executive officers, are generally made by the Compensation Committee in early March and are largely based on prior fiscal year Company and individual performance. For example, in March of a given year, the following decisions are typically made by the Compensation Committee for our executive officers: base salary adjustments; annual cash bonus awards related to prior fiscal year performance based on targets established in the prior fiscal year; long-term incentive awards based on targets established in the prior fiscal year; new annual cash bonus targets; and new long-term incentive targets. Annual cash bonuses and long-term incentive awards are discretionary (except as might otherwise be required by an executive's employment agreement) and are based on targets that are increased or decreased for overall Company performance and individual performance, each as subjectively determined by the Compensation Committee after receiving recommendations from our Chief Executive Officer for his direct reports.

The Compensation Committee generally reviews the compensation being paid to the members of the Board of Directors on an annual basis. The Compensation Committee works closely with the Chief Executive Officer as well as Watson Wyatt when evaluating committee fees (both annual retainer and meeting fees) as well as the value of equity awards, if any, to be awarded to our Board members.

Additional information on executive compensation programs, including the respective roles of the Compensation Committee, the Chief Executive Officer and Watson Wyatt, is provided in the CD&A in this proxy statement.

Regulatory Compliance Committee

The principal purpose of the Regulatory Compliance Committee is to assist the Board in overseeing our regulatory compliance program, including: (i) compliance with federal and state laws, rules and regulations applicable to our business; and (ii) compliance with our corporate ethics and compliance program and related policies by our employees, officers and Directors. The Regulatory Compliance Committee held one meeting during 2008.

Health Care Quality and Access Committee

The principal purpose of the Health Care Quality and Access Committee is to assist the Board by providing general oversight of our policies and procedures governing health care quality and access for our members. In furtherance of this purpose, the Health Care Quality and Access Committee's primary responsibilities are to (i) establish and maintain the corporate definition of health care quality and access and (ii) develop, review and approve our health care quality and access strategy. The Health Care Quality and Access Committee held three meetings during 2008.

Special Committee and Special Litigation Committee

In addition to the above-described standing committees, the Board has established a Special Committee and a Special Litigation Committee. In connection with the previously disclosed government investigations, the Special Committee was formed in October 2007 to investigate independently and otherwise assess the facts and circumstances raised in any federal or state regulatory or enforcement inquiries (including, without limitation, any matters relating to accounting and operational issues) and in any private party proceedings, and to develop and recommend remedial measures to the Board for its consideration. The members of the Special Committee are Neal Moszkowski (Chair), Christian Michalik and Ruben King-Shaw, Jr. During 2008, the Special Committee met 12 times. In addition, on April 29, 2009, upon the recommendation of the Nominating Committee, the Board formed a Special Litigation Committee, comprised of a newly-appointed independent Director, to investigate the facts and circumstances underlying the claims asserted in the federal and state derivative suits and to take such action with respect to such claims as the Special Litigation Committee determines to be in the best interests of the Company. David Gallitano is the sole member of the Special Litigation Committee.

Nominating and Corporate Governance Committee's Process for Selecting Nominees to the Board

The Nominating Committee considers candidates for Board membership who are suggested by its members and other Board members, as well as by management, shareholders and other interested parties. The Nominating Committee may also retain a third-party search firm to identify candidates from time to time. For example, the Nominating Committee retained a search firm to assist in identifying and assessing Mr. Gallitano as a candidate for our Board. Shareholders can recommend a prospective nominee for the Board by writing to our corporate secretary at our corporate headquarters and providing the information required by our bylaws, along with whatever additional supporting material the shareholder considers appropriate.

The Nominating Committee's assessment of a nominee's qualification for Board membership includes, among other things, the following criteria:

- The diversity, age, background and experience of the candidate;
- The personal qualities and characteristics, accomplishments and reputation in the community of the candidate;
- The knowledge and contacts of the candidate in the communities in which we conduct business and in our business industry or other industries relevant to our business;
- The ability and expertise of the candidate in various activities deemed appropriate by the Board; and
- The fit of the candidate's skills, experience and personality with those of other Directors in maintaining an effective, collegial and responsive Board.

The initial determination to seek a Board candidate is usually based on the need for additional Board members to fill vacancies or to expand the size of the Board, although the decision can also be based on the need for certain skill sets or qualifications, such as financial expertise. The Nominating Committee's process for evaluating nominees for Director is the same no matter who makes the recommendation.

Once the Nominating Committee has determined, in consultation with other Board members if appropriate, that additional consideration of a candidate is warranted, the Nominating Committee may, or it may request third parties to, gather additional information about the prospective candidate's background, experience and independence. Following review of this information, if the Nominating Committee determines it is appropriate to proceed, the Nominating Committee or other members of the Board will generally interview the prospective candidate. The Nominating Committee then evaluates the prospective nominee against the standards and qualifications set forth above and such other relevant factors that the Nominating Committee or the Board deems appropriate, including the current composition of the Board and the candidate's personal qualities, skills and characteristics.

Following this evaluation, if the Nominating Committee believes that the prospective candidate is qualified for nomination, generally the Nominating Committee will make a recommendation to the full Board, and the full Board will make the final determination whether the candidate should be appointed, or nominated for election, to the Board.

Related Person Transactions

We have a written policy for reviewing transactions between us and our executive officers, Directors and certain of their immediate family members and other related persons, including those required to be reported under Item 404 of Regulation S-K. Under this policy, the Nominating Committee must approve any transaction in which we participate that involves more than $100,000 and in which a related person has a direct or indirect interest. Furthermore, related person transactions that involve executive compensation or compensation for the members of our Board must be approved by the Compensation Committee. Pursuant to our policy, we enter into a transaction with such related persons only if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and is otherwise fair to us.

As a member of our Board of Directors, Mr. King-Shaw is a related person under our policy. As discussed above, in September 2008, Mr. King-Shaw became the Chief Executive Officer of All-Med, a company with which two of our subsidiaries have contracted for the provision of durable medical equipment to members of the Company's Florida health plans. These agreements have been in place since 2002. Under these agreements, our subsidiaries paid All-Med an aggregate amount of approximately $6.9 million in 2008. Because these agreements continued after Mr. King-Shaw became the Chief Executive Officer of All-Med, the Nominating Committee reviewed the agreements under our policy and ratified them after determining they were on terms comparable to those that could be obtained in an arm's length transaction and were fair to us. Mr. King-Shaw's compensation as Chief Executive Officer of All-Med is not conditioned on these agreements or otherwise directly related to them.

The Corporate Compliance Program

Under the direction of our Chief Compliance Officer, our General Counsel and the Board, we recently implemented a comprehensive new and enhanced corporate ethics and compliance program that includes structural enhancements, improved communications with and reporting to our regulators, a new employee training program, called iCare, a new Code of Conduct and Business Ethics (the "Code of Conduct") and improved policies and procedures. The corporate compliance program covers all aspects of our company and is designed to assist us with conducting our business in accordance with applicable federal and state laws and high standards of business ethics. The corporate compliance program applies to members of our Board, our officers and all of our associates. The following are several of the ways in which we have redesigned and enhanced our compliance program:

- *Formation of the Regulatory Compliance Committee.* As discussed above, our Board formed a Regulatory Compliance Committee to oversee our compliance activities and programs. This committee receives periodic reports from our Chief Compliance Officer and is responsible for oversight of management's corporate compliance committee, which is discussed below.

- *Appointment of the Chief Compliance Officer.* Our Chief Compliance Officer reports directly to our Chief Executive Officer and the Regulatory Compliance Committee. The Chief Compliance Officer is responsible for monitoring regulatory reporting and regulatory communications, affiliated company arrangements, and political contributions and fund-raising, among other things.

- *Reorganization of the compliance department.* We have separated the compliance function from our legal department and created a standalone compliance department under the supervision of our Chief Compliance Officer. In addition, under the leadership of our Chief Compliance Officer, the compliance department has been reorganized into the following units: Medicare, Medicaid, privacy and corporate compliance.

- *Enhanced corporate compliance committee.* Our corporate compliance committee operates under a charter approved by the Board's Regulatory Compliance Committee. The reconstituted corporate compliance committee is chaired by our Chief Compliance Officer and comprised of other members of senior management, including our General Counsel, Chief Operating Officer and leaders of our Medicare and Medicaid businesses. The corporate compliance committee has recently introduced iCare, an improved corporate ethics and compliance program for all of our lines of business and corporate functions. In addition, the corporate compliance committee reviews areas of legal, regulatory and compliance risk throughout the Company and, under the oversight of the Regulatory Compliance Committee, is responsible for developing appropriate policies and procedures to address such risks.

- *Communications with regulators.* We are implementing a comprehensive program to help us identify regulatory reporting issues and report such issues to the appropriate federal or state regulator. The program, which is administered under the supervision of our Chief Compliance Officer, is designed to ensure the reliability of the information we communicate to regulators. As part of this program, we have established an internal certification process relating to the data contained in, and preparation of, the reports that we file with regulators. In addition, we will audit sample reports we have filed with state regulators to confirm that they were prepared in compliance with applicable law and are otherwise accurate and complete.

- *Effective compliance training.* iCare includes mandatory compliance training programs, or training modules, for all associates. So far, we have implemented a general compliance training module and a training module on fraud, waste and abuse, and intend to add new training modules from time to time. These training modules are designed to strengthen our associates' competency, independent judgment and identification of potential violations of applicable law or Company policy.

- *Enhanced communication of non-retaliation policies and improved reporting channels.* As an integral part of the iCare program, we are re-emphasizing to all of our associates that any form of employee retaliation or retribution is prohibited and will result in disciplinary action, including possible termination. We are also continuing to encourage our associates to express concerns or report violations of which they have become aware or have observed. Associates may express concerns through a variety of channels, including an anonymous telephonic hotline, the Company's compliance intranet, or by contacting directly our Chief Compliance Officer or any member of our legal department.

- *Enhancement of written policies and procedures.* We have adopted new or revised written policies and procedures to reflect a clear commitment to corporate integrity and compliance and a duty to report. As part of this process, earlier this year the Board adopted a new Code of Conduct, which replaced our previous standards of conduct. The Code of Conduct applies to all of our Directors and associates, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Collectively, these written policies will serve as guiding principles that emphasize, among other things, our commitment to financial reporting integrity.

Our Code of Conduct is available on our website at *www.wellcare.com*. We intend to disclose future amendments to, or waivers from, the provisions of the Code of Conduct, if any, made with respect to any of our Directors and executive officers on our website.

Communications with Directors

The Board has adopted procedures relating to communications sent to Directors to ensure that such communications are properly managed. Shareholders may contact our Lead Director, non-management members of our Board as a group, the full Board or any individual member of the Board, by writing to the following address:

[Name of Requested Recipient]
WellCare Health Plans, Inc.
8735 Henderson Road
Tampa, Florida 33634
Attn: Chief Compliance Officer

The communication should clearly identify the issue being raised, the name of the party initiating the communication and contact information for potential follow-up by the recipient.

In addition, our Board and Audit Committee have established separate procedures for the receipt, retention and treatment of communications related to accounting, internal accounting controls or auditing matters. Both the Director and the Audit Committee communication procedures are available on our website at *www.wellcare.com.* As described in more detail in the procedures as posted on our website, we generally will not forward to the Directors a communication that is primarily commercial in nature, relates to an improper or irrelevant topic, or requests general information regarding WellCare.

The procedures regarding communicating with the Board and the Audit Committee supplement our Code of Conduct, which is discussed above in the section titled "The Corporate Compliance Program."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and Directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC and NYSE. Officers, Directors and greater than 10% stockholders are required by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such forms, or written representations from reporting persons that all reportable transactions were reported, we believe that all our executive officers, Directors and greater than 10% beneficial owners timely filed all reports they were required to file under Section 16(a) during the fiscal year 2008.

DIRECTOR COMPENSATION AND RELATED INFORMATION

2008 Director Compensation

In February 2008, the Board appointed Mr. Hickey as Lead Director. Further, in April 2008, the Board established a Regulatory Compliance Committee and a Health Care Quality and Access Committee. In recognition of these new committees and the appointment of a Lead Director, the Board approved the payment of an additional fee of $10,000 per year to the Lead Director and the payment of an additional fee of $2,500 per year for the chair, and $2,000 per year for each non-chair member, of each of the Regulatory Compliance Committee and the Health Care Quality and Access Committee. In addition, the Board approved the payment of an additional fee of $2,500 per year for the chair, and $2,000 per year for each non-chair member of the Nominating Committee, the members of which did not previously receive additional fees for service on this committee. Neither Mr. Schiesser nor Mr. Berg, who are executive officers of the Company, receives additional compensation for his Board service.

The following table summarizes the fees paid to our Board and committee members as of April 2008:

Annual Board Fee	Annual Audit Committee Chair Fee	Annual Audit Committee Non-Chair Member Fee	Annual Special Committee Chair Fee	Annual Special Committee Non-Chair Fee	Annual Fee for Serving As the Chair of Other Committees[(1)]	Annual Fee for Serving as a Non-Chair Member of Other Committees[(1)]	Annual Lead Director Fee
$ 37,500	$ 10,000	$ 5,000	$ 90,000	$ 60,000	$ 2,500	$ 2,000	$ 10,000

(1) These fees are for the Compensation Committee, the Nominating and Corporate Governance Committee, the Regulatory Compliance Committee and the Health Care Quality and Access Committee.

As discussed below under "*Compensation Discussion and Analysis — Equity Award Process,*" in July 2006, the Compensation Committee determined that all annual equity awards to Board members will be issued effective as of the date of the annual meeting of shareholders. Historically, we have granted equity awards to Board members upon their initial appointment or election to the Board as well as annually although we have not had a standard plan or program as to the number or type of equity awards granted to our non-employee Directors. We did not hold our 2008 annual meeting of shareholders, and consequently, no equity awards were made to the Directors during fiscal year 2008.

2009 Director Compensation

On March 23, 2009, the Board approved a new Non-Employee Director Compensation Policy (the "Director Compensation Policy"). The Director Compensation Policy is applicable to our non-employee Directors effective for the fiscal quarter commencing April 1, 2009. Similar to the compensation structure of our executives, our Board's historical compensation was heavily weighted toward equity compensation. Following the commencement of the governmental investigations in October 2007 and the subsequent decline in our stock price, our Board determined it was necessary to analyze our Board compensation program. In addition to trying to balance the distribution of Board compensation between cash and equity, the Board also felt it was necessary to review our Board compensation practices in order to be able to attract new Board members and to bring such practices in-line with market standards. The Compensation Committee retained Watson Wyatt to conduct an analysis of compensation practices at comparable companies and make recommendations as to how to structure our Board compensation policy. The Director Compensation Policy was adopted based in part upon the Watson Wyatt analysis and recommendations.

Under the Director Compensation Policy, each non-employee Director earns an annual retainer and Board and committee fees as set forth below, paid on a quarterly basis at the end of the applicable quarter. Each non-employee member of the Board and its committees who serves during any portion of a quarterly period, shall be paid the full quarterly retainer and applicable fees.

The following table summarizes the standing fees paid to our Board and committee members as of April 2009:

Annual Board Fee	Annual Audit Committee Chair Fee	Annual Audit Committee Non-Chair Member Fee	Annual Special Committee Chair Fee	Annual Special Committee Non-Chair Fee	Annual Special Litigation Committee Fee	Annual Fee for Serving As the Chair of Other Committees(1)	Annual Fee for Serving as a Non-Chair Member of Other Committees(1)	Annual Lead Director Fee
$ 50,000	$ 20,000	$ 12,000	$ 90,000	$ 60,000	$ 90,000	$ 12,000	$ 8,000	$ 15,000

(1) These fees are for the Compensation Committee, the Nominating Committee, the Regulatory Compliance Committee and the Health Care Quality and Access Committee.

In addition to the cash retainers described above, each non-employee Director receives $2,000 for each meeting of the full Board attended in person, telephonically or by way of other remote or electronic means. In addition, unless otherwise determined by the Compensation Committee and subject to the Compensation Committee's approval, each non-employee Director, other than a non-employee Director joining the Board at the annual shareholders meeting, receives an annual grant of restricted stock valued at approximately $100,000 (based on the closing price on the date of grant), pursuant to and in accordance with the terms and provisions of a restricted stock agreement and the 2004 Equity Incentive Plan (the "2004 Equity Plan"). Unless otherwise determined by the Compensation Committee, all such annual grants are granted on the date of the Company's annual meeting of shareholders and vest in full on the earlier of the first anniversary of the date of grant or the date of the next annual shareholder meeting. Further, unless otherwise determined by the Compensation Committee and subject to the Compensation Committee's approval, newly elected or appointed non-employee members of the Board receive an initial grant of restricted stock valued at approximately $150,000 (based on the closing price on the date of grant), pursuant to and in accordance with the terms and provisions of a restricted stock agreement and the 2004 Equity Plan. Such grants of restricted stock vest equally on the first, second and third anniversary of the date of grant.

Other Components of Director Compensation

We pay all reasonable expenses incurred by Directors for attending Board and committee meetings, for certain director continuing education programs and related expenses and maintain directors and officers liability insurance. We do not provide a retirement plan or perquisites for our non-employee Directors. We have entered into indemnification agreements with each of our Directors in addition to the indemnification that is provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for the indemnification of expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts, incurred by the Directors in any action or proceeding arising out of their service as Directors for us, any of our subsidiaries or any other entity to which the Directors provide services at our request.

All of our Directors' unvested restricted stock awards and unvested stock options were issued under our 2004 Equity Plan, except for a portion of Mr. Michalik's stock options. The circumstances under which the vesting of equity awards under the 2004 Equity Plan will accelerate are described below under *"Potential Payments to Named Executive Officers upon Termination or Change in Control."*

Under the provisions of the new Director Compensation Policy described above, we awarded $150,000, or 14,354 shares, of restricted stock to Mr. Gallitano upon his appointment to the Board and expect to award $100,000 worth of restricted stock to each of the non-employee members of the Board on the date of our 2009 annual shareholders meeting.

Stock Ownership Guidelines

Under the new Director Compensation Policy, each non-employee Director is required to own shares of our common stock (the "Ownership Requirement") having a value (as described below) equal to the sum of three times the base annual retainer payable to each non-employee Director.

For purposes of determining ownership, the following will be included in determining whether a non-employee Director has satisfied the Ownership Requirement:

- One hundred percent (100%) of the value of shares of our common stock owned individually, either directly or indirectly, including vested and unvested restricted stock or restricted stock unit awards or shares acquired upon exercise of stock options; and
- Shares of our common stock owned jointly, or separately by a spouse, domestic partner and/or minor children, directly or indirectly.

No other rights to acquire shares of our common stock (including stock options or similar rights) shall be considered shares of our common stock owned for purposes of meeting the Ownership Requirements under the Director Compensation Policy.

For purposes hereof, the value of a share of the Company's common stock, including vested and unvested restricted stock and restricted stock units, shall be calculated on the last trading day of each calendar year based on the average closing price of our common stock during the prior year (a "Determination Date"). Any subsequent change in the value of the shares of our common stock during that year will not affect the amount of stock a non-employee Director should hold during that year under the policy. If the value of the shares of our common stock increases from year to year, each non-employee Director shall have one year in which to meet the Ownership Requirement.

In the event the annual retainer increases, each non-employee Director will have four years from the time of the increase to acquire any additional shares needed to satisfy the Ownership Requirement.

A non-employee Director shall have until the first Determination Date following the fourth anniversary of such non-employee Director's election or appointment to the Board or upon otherwise becoming a non-employee Director of the Board to satisfy the Ownership Requirement; provided, however, that a non-employee Director who was a non-employee Director of the Company as of April 1, 2009, shall have until December 31, 2013 to meet the Ownership Requirement.

Director Compensation Table

The table below sets forth the compensation paid to each non-employee member of our Board of Directors in fiscal year 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Total ($)
Robert Graham	50,250	125,170	—	175,420
Regina Herzlinger	59,875	—	1,189	61,064
Kevin Hickey	57,375	—	594	57,969
Alif Hourani	57,125	—	594	57,719
Ruben King-Shaw, Jr.	123,750	—	594	124,344
Christian Michalik	129,625	—	594	130,219
Neal Moszkowski	164,375	125,180	—	289,555
David Gallitano[2]	—	—	—	—

(1) The amounts included in the "Stock Awards" and "Option Awards" columns are the amounts of compensation cost related to restricted stock and stock option awards, respectively, recognized by us in our financial statements during fiscal year 2008 in accordance with Statement of Financial Accounting Standards No. 123R ("FAS 123R"). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions, as applicable. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be realized by the Directors. For a discussion of valuation assumptions and methodologies, see Note 2 to our 2008 consolidated financial statements included in our annual report on Form 10-K for the year-ended December 31, 2008.
(2) Mr. Gallitano was appointed to our Board of Directors in March 2009.

The following table sets forth certain information regarding unexercised options and stock that has not vested for each non-employee member of our Board of Directors outstanding as of December 31, 2008.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)
Robert Graham	10,693	—	90.05	10/26/11	1,389 [2]	17,863
	3,790	—	90.52	12/12/11	—	—
Regina Herzlinger	10,000	—	17.00	07/07/14	—	—
	7,000	—	36.45	07/27/12	—	—
	6,500	—	47.40	06/07/13	—	—
	5,128	—	90.52	12/12/11	—	—
Kevin Hickey	5,000	—	17.00	07/07/14	—	—
	4,500	—	36.45	07/27/12	—	—
	5,000	—	47.40	06/07/13	—	—
	3,790	—	90.52	12/12/11	—	—
Alif Hourani	5,000	—	17.00	07/07/14	—	—
	4,500	—	36.45	07/27/12	—	—
	5,000	—	47.40	06/07/13	—	—
	3,790	—	90.52	12/12/11	—	—
Ruben King-Shaw, Jr.	1,875	—	17.00	07/07/14	—	—
	5,000	—	47.40	06/07/13	—	—
	3,790	—	90.52	12/12/11	—	—
Christian Michalik	33,657	—	6.47	12/31/13	—	—
	5,000	—	17.00	07/07/14	—	—
	4,500	—	36.45	07/27/12	—	—
	5,000	—	47.40	06/07/13	—	—
	3,790	—	90.52	12/12/11	—	—
Neal Moszkowski	10,495	—	91.64	10/20/11	1,364 [3]	17,541
	3,790	—	90.52	12/12/11	—	—
David Gallitano[4]	—	—	—	—	—	—

(1) Value based on $12.86 per share which was the closing price of our common stock on the NYSE on December 31, 2008.
(2) These shares vested on April 26, 2009.
(3) These shares vested on April 20, 2009.
(4) Mr. Gallitano was appointed to our Board of Directors in March 2009.

The table below sets forth the number of stock options exercised and the value realized upon exercise of the stock options, or the vesting of restricted stock and the value realized, for each non-employee member of our Board of Directors in fiscal year 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Robert Graham	—	—	1,388	56,936
Regina Herzlinger	—	—	—	—
Kevin Hickey	—	—	—	—
Alif Hourani	—	—	—	—
Ruben King-Shaw, Jr.	—	—	—	—
Christian Michalik	—	—	—	—
Neal Moszkowski	—	—	1,364	58,106
David Gallitano[3]	—	—	—	—

(1) The value realized is calculated by multiplying the number of shares by the difference between the market price of our common stock at time of exercise and the exercise price of the stock option.
(2) The value realized is calculated by multiplying the number of shares vested by the closing market price of our common stock on the date of vesting.
(3) Mr. Gallitano was appointed to our Board of Directors in March 2009.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis discusses our historical compensation philosophy and program for fiscal year 2008 as it pertained to our named executive officers, and also addresses compensation decisions that were made in early 2009 that relate to 2008 performance and, in some cases, 2009 and beyond.

The following individuals constituted our "named executive officers" for 2008:

- Heath G. Schiesser and Todd S. Farha, two individuals who served as our principal executive officer during 2008;
- Thomas L. Tran and Paul L. Behrens, two individuals who served as our principal financial officer during 2008;
- Charles G. Berg, Adam T. Miller and Thomas F. O'Neil III, our three other most highly compensated executive officers who were serving as executive officers at the end of 2008; and
- Anil Kottoor, an individual who would have been one of our three other most highly compensated executive officers if he had served as an executive officer at the end of 2008.

Messrs. Schiesser, Tran, Berg and O'Neil were each appointed to their respective positions during 2008. Each of these executives negotiated employment agreements in connection with their appointment. Consequently, compensation for 2008 for these executives was largely dictated by the terms of their respective employment agreements, which included, among other things, base salary, initial equity awards of restricted stock and stock options, and in some instances, sign-on bonuses and minimum guaranteed bonuses for the first year of employment. Mr. O'Neil's employment agreement was amended and restated on June 3, 2009. For information related to his amended and restated agreement, see "*Executive Compensation – Additional Information With Respect to the Summary Compensation Table and Grants of Plan-Based Awards – Employment Agreements with Named Executive Officers*" and "*Executive Compensation – Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

Decisions relating to 2008 compensation for Messrs. Miller and Kottoor were driven largely by our desire to retain their services following the commencement of the governmental investigations in October 2007 (as described under "*Legal Proceedings*" in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2009), and were also designed to increase their total compensation to be in line with similarly-situated executives at companies in our peer group. In the case of Mr. Kottoor, who terminated his employment in December 2008, his compensation was also dictated in part by the terms of his separation agreement. See "*Separation Agreements*" below for a description of Mr. Kottoor's separation agreement.

Messrs. Farha and Behrens each resigned from their respective positions in January 2008, which was before 2008 annual compensation decisions were determined by the Compensation Committee. Consequently, virtually no decisions relating to 2008 compensation were made with regard to either of these individuals; rather, their compensation was dictated by the terms of their separation agreements. See "*Separation Agreements*" below for a description of Messrs. Farha's and Behrens' separation agreements.

Compensation Philosophy

We have not, and we currently do not, pre-establish performance goals with respect to our performance-based compensation. Our executive compensation program, including decisions relating to performance-based compensation, have been, and continue to be, based on the Compensation Committee's subjective and discretionary review of overall company and individual executive officer performance, each as subjectively determined by the Compensation Committee after receiving recommendations from our Chief Executive Officer for his direct reports.

We believe that, prior to 2008, our compensation philosophy and processes reflected those of a newly-public company in many respects. Prior to 2008, our senior management team was in large part the same team that built and helped bring the Company public in 2004. Following our Initial Public Offering ("IPO"), we experienced significant growth which was reflected in the price of our stock, which increased from our IPO price of $17.00 in July 2004 to $122.27 by October 23, 2007, the day before the commencement of the government investigations. Due to the value that our stock represented to our associates, including senior management, the focus of our compensation program prior to 2008 was equity awards in the form of restricted stock and stock options, which were granted on a discretionary basis. Conversely, our cash compensation, including base salaries and annual cash bonuses, was typically less than other companies within the health care industry due to our emphasis on, and success of, our equity compensation program. Accordingly, as a general matter, prior to 2008 we were able to attract and retain our executives with compensation packages providing for relatively low amounts of cash compensation and uncertain future equity awards in exchange for an attractive initial equity grant.

However, following the commencement of the governmental investigations in October 2007, and the subsequent significant decrease in our stock price, which decreased from $122.27 on October 23, 2007 to $22.87 on November 1, 2007, our ability to attract and retain our associates, including our executives, became much more challenging. In light of this, our Compensation Committee determined we could no longer rely solely on initial equity grants as our primary recruitment and retention tool. To help address these concerns, our Compensation Committee retained Watson Wyatt Worldwide in November 2007 to advise us with respect to how the amounts and composition of executive compensation paid by us, including base salary and annual cash and long-term equity incentive compensation targets, compared to market compensation levels (see "*Benchmarking*" below). As a result of this review, and as discussed in more detail below, the Compensation Committee approved a compensation package that it felt was more effective given the Company's maturation to a larger, post-IPO company.

We anticipate that the Compensation Committee will continue to work with Watson Wyatt, the Board and Mr. Schiesser to develop an evolving compensation program that reflects our continued maturation as a public company and the need to attract and retain talented management during our current challenges and beyond.

Although no significant changes were made in 2009 to the Company's overall compensation philosophy and structure, we aggressively reduced administrative costs during 2008 in response to various changes in our business and have and are implementing additional cost-cutting measures in 2009, including a salary freeze, management bonus reductions and the suspension of 401(k) retirement plan Company matching contributions. As discussed below, these initiatives affected the 2008 compensation of some of the named executive officers.

Benchmarking

As discussed above, due to the decline in our stock price and the Compensation Committee's consequential focus on alternative retention mechanisms, the Compensation Committee engaged Watson Wyatt to perform an analysis of the amounts and composition of executive compensation paid by WellCare, including base salary, annual cash and long-term equity incentive targets, as compared to amounts being paid to similarly-situated employees at companies we believed to be in our peer group.

For purposes of determining our relevant peer group, Watson Wyatt prepared an analysis, based on the then most recently filed proxy statements, of the compensation practices and levels of publicly-traded comparable medical service and health plan providers. The companies were the following:

2008 Peer Group

- Aetna Inc.
- AMERIGROUP Corp.
- Centene Corp.
- Cigna Corp.
- Coventry Health Care, Inc.
- Express Scripts Inc.
- Health Net, Inc.
- HealthSpring Inc.
- Humana, Inc.
- Sierra Health Services, Inc.

As of December 31, 2007, the market capitalization of these companies ranged from approximately $1.0 billion to $28.9 billion, with a median of $7.2 billion, and revenues ranged from approximately $1.6 billion to $27.6 billion, with a median of $14.1 billion. This compared to our December 31, 2007 market capitalization of approximately $1.8 billion and revenues of approximately $5.3 billion. While our market capitalization and revenues represented the lower end of the peer group range, these companies were nevertheless selected principally because they are representative of the pool of companies in which we compete for talent. These companies were also selected based on their similarity of product offerings, and the size and growth rate of their Medicare and Medicaid businesses.

In addition to peer group data, Watson Wyatt also analyzed comparable market data from the following published survey sources:

- Watson Wyatt 2007/08 Survey Report on Top Management Compensation;
- Watson Wyatt 2007/08 Survey Report on Health, Annuity, and Life Insurance Management Compensation;
- 2007 U.S. Mercer Benchmark Database: Executive Survey Report; and
- 2007 Mercer Integrated Health Networks (IHN): U.S. Integrated Health Networks Compensation Survey Suite.

While the Compensation Committee reviewed and considered the comparable market data provided by these surveys, it did not consider or review the compensation paid to executives at the component companies included within such surveys; however, the data from these surveys was scaled to our size using either regression analysis based on revenues or corresponding revenue ranges as provided by the various surveys.

The peer group data prepared by Watson Wyatt, as well as the comparable market data analyzed by Watson Wyatt, is collectively referred to as the "market data."

The fiscal year 2008 market data prepared by Watson Wyatt indicated the following:

- cash compensation paid to our executives in the aggregate, consisting of base salary and annual incentive cash compensation, was 16% below the median of the market data; and
- ongoing equity awards to our executives in the aggregate was 40% above the 75th percentile of the market data.

This analysis, coupled with our revised retention mechanisms in light of the Company's circumstances and decline in stock price, resulted in the Compensation Committee's determination that base salaries for certain of our associates, including Messrs. Kottoor and Miller, should be increased to be competitive with the median of the market data. With respect to annual and long-term incentive opportunities (consisting of cash and equity awards), the Compensation Committee, upon the recommendation of Mr. Schiesser, determined to target the 50th to 75th percentile of the market data. These changes resulted in our executives' total direct compensation to range from the 50th to 75th percentile of the market data. In addition to the decreased efficacy of using initial equity awards as the primary retention tool due to our decreased stock price, the Compensation Committee felt targeting this segment of the market data was appropriate as, consistent with other post-IPO companies, base salary and annual cash bonuses would likely begin to become a more significant element of executive compensation as the Company matures.

As discussed below, for 2008, each of Messrs. Kottoor and Miller's base salary was increased to bring each executive in line with the median of the market data. In addition, the targeted total cash compensation for Messrs. Kottoor and Miller was at the 70th percentile of the market data, which the Compensation Committee deemed necessary for retention purposes. As discussed in more detail below, Mr. Miller's base salary and annual cash incentive compensation was subsequently adjusted for additional retention purposes in April 2008, resulting in his targeted total cash compensation above the 75th percentile.

Negotiation of Employment Agreement Terms for 2008 Hires

We experienced a significant turnover in our senior management team during 2008. Messrs. Schiesser, Tran, Berg and O'Neil were all appointed to their respective positions during 2008. Recruiting executives was challenging in light of our circumstances following the government investigations. In framing the general compensation package for each of these named executive officers, the Compensation Committee considered a number of quantitative and qualitative factors, including the market data as described in "*Benchmarking*" above, the total cost of each compensation package, the compensation packages developed for other senior executives in the Company and the terms and conditions that other job candidates were seeking. However, the final terms of each employment agreement were reached after arm's-length negotiations between us and these executives and were determined by the Compensation Committee, based in part on market data received from Watson Wyatt, to be reasonable. The Compensation Committee also determined that the negotiated terms were necessary to recruit these individuals in a relatively short time frame, and bring the experience the Company needed in light of the challenges we were facing. See "*Employment Agreements with Named Executive Officers*" below for a description of the employment agreements.

Compensation Program Process and Components

In connection with our annual associate review and evaluation process, incentive compensation decisions for our executive officers, including the named executive officers, are generally made in early March and are largely based on prior fiscal year company and individual performance. For example, in March of a given year, the following decisions are typically made by the Compensation Committee for our executive officers:

- base salary adjustments;
- annual cash bonus awards related to prior fiscal year performance based on targets established in the prior fiscal year;
- long-term incentive awards based on targets established in the prior fiscal year;
- new annual cash bonus targets; and
- new long-term incentive targets.

Annual cash bonuses and long-term incentive awards are discretionary (except as might otherwise be required by an executive's employment agreement) and are based on targets that are increased or decreased for overall company performance and individual performance, each as subjectively determined by the Compensation Committee after receiving recommendations from our Chief Executive Officer for his direct reports.

During fiscal year 2008, our executive compensation program consisted of the following four elements:

- base salary;
- an annual cash bonus;
- long-term incentive awards in the form of cash, restricted stock and stock options; and
- retention-related incentive awards in the form of cash and stock options.

Base Salary

We pay base salary to attract talented executives and to provide a fixed base of cash compensation. Base salaries for executive officers are determined by the Compensation Committee, after considering the market data (as described in "*Benchmarking*" above), the scope and complexities of an individual's role, internal equity (in this context, meaning striving to ensure that our executives with similar responsibilities, experience and historical performance are rewarded comparably) and individual performance. The Compensation Committee is mindful of setting the appropriate level of base salary in order to ensure that total direct compensation is both competitive and reasonable.

In general, the Compensation Committee considers three factors when determining whether to approve an increase to an executive officer's base pay: annual merit increases, promotions or changes in role, and market adjustments.

- ***Annual merit increases.*** The Compensation Committee begins to review potential merit increases in February and merit increases, if any, are usually effective in mid-February or early March. Annual merit increases are not guaranteed and any adjustments take into account the individual's performance, responsibilities and experience. When making these determinations, the Compensation Committee relies to a large extent on the Chief Executive Officer's evaluation of the performance of executive officers who report directly to him.

- ***Promotions or changes in role.*** The Compensation Committee may determine to increase an executive's base salary to recognize an increase in responsibilities resulting from a change in an executive's role or a promotion to a new position. The Compensation Committee considers new responsibilities, market data and internal pay equity in addition to past performance and experience when approving any such salary increases.

- ***Market adjustments.*** Market adjustments may be awarded to an executive when, in the judgment of the Compensation Committee, a significant gap between the market data and the individual's base salary is recognized. In general, market adjustments are determined as part of the annual merit review process.

Fiscal Year 2008 Salaries

In connection with the review of base salaries for fiscal year 2008, the Compensation Committee determined to approve a base salary increase for Mr. Kottoor of $65,000, from $250,000 to $315,000. The Compensation Committee also determined to approve a base salary increase for Mr. Miller of $45,000, from $280,000 to $325,000. These increases represented market adjustments, and brought each executive's base salary in line with the median of the market data, while keeping total cash compensation at the 70th percentile of the market data. Following the determination of 2008 base salaries, in April 2008 Messrs. Schiesser and Miller entered into further discussions regarding an additional base salary increase for Mr. Miller. Due to concerns over retaining Mr. Miller, and given the significant increase in our prescription drug plan and private fee-for-service Medicare business and the resulting responsibilities of Mr. Miller since the time of his hire – during which time his overall compensation remained relatively static – the Compensation Committee approved an additional increase in Mr. Miller's base salary of $75,000, retroactive to February 2008 when other 2008 base salaries increases were effective, bringing his base salary rate for 2008 to $400,000.

As discussed above, Messrs. Schiesser, Tran, Berg and O'Neil each negotiated base salaries in connection with being recruited by us in 2008. For 2008, the base salaries for Messrs. Schiesser, Tran, Berg and O'Neil were $400,000, $475,000, $500,000 and $500,000, respectively, and such salaries were all included as a term of each executive's employment agreement executed during 2008. See "*Negotiation of Employment Agreement Terms for 2008 Hires*" above and "*Employment Agreements with Named Executive Officers*" below for a description of these employment agreements.

Messrs. Farha and Behrens each resigned from their respective positions in January 2008, which was before annual compensation decisions were determined by the Compensation Committee. Consequently, no changes were made to their base salaries prior to their respective resignations. See "*Separation Agreements*" below for a description of these separation agreements.

Fiscal Year 2009 Salaries

No salary adjustments for 2009 were made for Messrs. Schiesser, Tran, Berg, Miller or O'Neil.

Incentive Awards

As a component of total compensation, the Compensation Committee may choose to pay performance-based incentive awards with the intention of driving the achievement of key goals and initiatives for the Company and recognizing individuals based on their contributions to those results. Incentive awards consist of an annual cash bonus award, incentive cash awards that vest over a long-term, restricted stock and/or stock options. Incentive awards are discretionary (except as might otherwise be required by an executive's employment agreement) and are generally based on pre-established targets that are increased or decreased depending on overall company performance (the "company performance modifier") and individual performance (the "individual performance modifier"), each as subjectively determined by the Compensation Committee.

In determining the company performance modifier for a fiscal year, the Compensation Committee uses its discretion in considering a number of quantitative and qualitative factors it considers relevant for that fiscal year. In a favorable or unfavorable year as determined by the Compensation Committee, the company performance modifier could be above or below 100% respectively. The individual performance modifier is based on an executive's annual performance review and ranges from 0% to 150%, with higher performing executives receiving higher performance multipliers.

Once the performance modifiers are determined by the Compensation Committee, the bonus payouts are formulaic as follows:

Bonus Payout	=	Pre-Established Bonus Target	x	Company Performance Modifier	x	Individual Performance Modifier

For 2008, the Compensation Committee determined the company performance modifier to be 60%, which was applied to all bonus-eligible associates across the Company equally, after considering the following factors:

- budgets that were achieved, including revenue, membership and selling, general and administrative expenses (when adjusted to exclude investigation-related expenses);
- budgets that were not achieved, including earnings;
- expansion into the Hawaii market;
- Medicare growth versus our industry's growth rate;
- major projects, including the completion of CMS and NCQA audits and Medicaid compliance;
- medical cost improvements in our Ohio market;
- improving regulatory relationships; and
- our stock price performance.

Each executive's individual performance modifier is also approved by the Compensation Committee, largely based on the recommendations of Mr. Schiesser with respect to his direct reports, including Messrs. Tran, Miller and O'Neil. For fiscal year 2008 performance, the Compensation Committee determined Mr. Tran's individual performance modifier at 110%, Mr. Miller's individual performance modifier at 115% and Mr. O'Neil's individual performance modifier at 150%. Mr. Tran's individual performance modifier was based on success in managing the audit process and our financial statement filings. Mr. Miller's individual performance modifier was based on success in growing and managing our Medicare products in 2008. Mr. O'Neil's individual performance modifier was based on his leadership in managing the legal challenges facing the Company.

Messrs. Schiesser and Berg each requested they be paid no cash bonuses for 2008 and, therefore, they did not receive any such bonuses. Messrs. Schiesser and Berg also requested that the Compensation Committee make long-term incentive award determinations with respect to them at a later date.

As discussed below under "*Separation Agreements*" and "*Potential Payments to Named Executive Officers upon Termination or Change in Control*," no bonuses were awarded to Messrs. Farha and Behrens for 2008 and Mr. Kottoor's bonus payment for 2008 was dictated by the terms of his July 2008 letter agreement.

Annual Cash Bonus Awards

As discussed above, annual cash bonus awards are discretionary (except as might otherwise be required by an executive's employment agreement) and generally based on pre-established targets that are increased or decreased based on the company and individual performance modifiers.

Fiscal Year 2008

- ***2008 Annual Cash Bonus Targets***. For 2008, the Compensation Committee established new annual cash bonus targets for Messrs. Kottoor and Miller for their annual cash bonus to be paid in March 2009 (the annual cash bonus related to fiscal year 2008 performance is referred to as the "2008 Annual Cash Bonus Award"). Mr. Kottoor's target was increased from 35% of base salary to 80% of base salary. Mr. Miller's target was increased from 50% of base salary to 80% of base salary. The new bonus targets were largely based on the recommendation of Mr. Schiesser and reflected the Compensation Committee's desire to target total cash compensation of Messrs. Kottoor and Miller at the 70th percentile of the market data. As a result of the further discussions with Mr. Miller in April 2008, as discussed above under "*Base Salary – Fiscal Year 2008*," the Compensation Committee approved increasing Mr. Miller's fiscal year 2008 bonus target from 80% to 100% of base salary.

  Messrs. Schiesser, Tran, Berg and O'Neil were each hired for their respective positions during 2008. Each of these executives, with the exception of Mr. Berg, negotiated an annual cash incentive bonus target in connection with being recruited as discussed above. Although Mr. Berg did not negotiate a specific target, his employment agreement provides that he is eligible to receive an annual cash bonus as determined in the discretion of the Compensation Committee. For 2008, and as set forth in their respective employment agreements, the annual cash bonus targets for Messrs. Schiesser, Tran and O'Neil are 200%, 100% and 50% of base salary, respectively. In addition, Messrs. Tran and O'Neil negotiated guaranteed minimum bonuses of $475,000 (pro rated for the portion of the calendar year employed) and $250,000, respectively, for the initial calendar year of employment. See "*Employment Agreements with Named Executive Officers*" below for a description of these agreements.

- ***2008 Annual Cash Bonus Awards***. Applying the company performance modifier of 60% and Mr. Miller's individual performance modifier of 115% to Mr. Miller's annual cash bonus target (100% of base salary) resulted in a payout of $276,000, or 69% of his base salary, in 2009 related to 2008 performance. Messrs. Tran and O'Neil received the guaranteed minimum bonus payouts of $212,706 and $250,000, respectively, in 2009 related to 2008 performance, each in accordance with the terms of their respective employment agreements. Pursuant to the terms of his severance agreement, Mr. Kottoor was paid a bonus in the amount of $201,600, as discussed below under "*Separation Agreements*" and "*Potential Payments to Named Executive Officers upon Termination or Change in Control*." As discussed above, Messrs. Schiesser and Berg requested that they not be paid cash bonuses for 2008. As discussed below under "*Separation Agreements*" and "*Potential Payments to Named Executive Officers upon Termination or Change in Control*," no bonuses were awarded to Messrs. Farha and Behrens for fiscal year 2008.

Fiscal Year 2009

No changes were made to annual cash bonus targets for fiscal year 2009 for any of the named executive officers. As discussed above, a specific target has not been established for Mr. Berg, but he will continue to be eligible to receive an annual cash bonus as determined in the discretion of the Compensation Committee.

Long-Term Incentive Awards

We issue both restricted stock and non-qualified stock options to our executives as long-term incentives. We believe that a combination of restricted stock and stock options aligns our executives' interests with those of our shareholders and provides meaningful retention compensation. When making equity awards, our practice is to determine the dollar amount of equity compensation that we desire to provide to the executive and then grant a number of shares of restricted stock or a number of stock options that have a fair value equal to that amount on the date of grant. For additional information on our equity award process, see "*Equity Award Process*" below.

Prior to 2008, our practice was to use equity awards both as a retention tool and reward for each executive's prior year performance (pursuant to an annual equity award) as well as a periodic incentive and retention tool (typically pursuant to a mid-year equity award), as recommended by Mr. Farha. However, such awards were discretionary and were not made pursuant to any pre-established program or policy. In addition, there was no set allocation between restricted stock and option awards; rather, award determinations were based primarily on the recommendations of Mr. Farha. However, as discussed below, beginning in 2008, the Compensation Committee determined to provide additional structure and consistency to our long-term incentive compensation program by establishing long-term incentive targets for our executives. The Compensation Committee also determined, on a going forward basis, to award 50% of an executive's long-term incentive value in restricted stock and 50% in stock options as the Compensation Committee values both types of awards to balance retention needs with future incentive tied to share price.

This new structure was first implemented for awards made in March 2008. However, due to securities law restrictions to which we were then subject as a result not being timely in our SEC filings, we were not able to issue restricted stock at that time. In lieu of the restricted stock component of an executive's long-term incentive award in March 2008, the Compensation Committee approved a special performance-based long-term potential cash incentive award, as discussed below. Determinations made in March 2009 also represented a deviation from our goal of awarding 50% of an executive's long-term incentive value in restricted stock and 50% in stock options due to the limitations on shares available for issuance under our 2004 Equity Plan and current volatile economic conditions, as well as restrictions on our ability to grant restricted stock in March 2009. In lieu of an equity award in March 2009, the Compensation Committee determined to approve a special long-term potential cash incentive representing 50% of an executive's long-term incentive value and defer making determinations with regard to the other half until a later time.

Fiscal Year 2008

- ***2008 Long-Term Incentive Targets.*** In March 2008, in order to impose more structure and consistency to our equity compensation program, the Compensation Committee set long-term incentive targets for each of Messrs. Kottoor and Miller. Expressed as a percentage of each officer's fiscal year 2008 base salary, the long-term incentive targets were established at 150% for each executive and were determined based on the desire of the Compensation Committee to target annual and long-term incentive compensation at the 50th to 75th percentile of the market data. Although the long-term incentive targets were first established by the Compensation Committee and communicated to the executives in March 2008, these targets were used to determine the long-term incentive awards made in March 2008 and were also the basis for determining the long-term incentive awards to be made in March 2009 (other than for Mr. Kottoor, whose annual 2009 long-term incentive award was determined in connection with the termination of his employment effective December 19, 2008) (the long-term incentive award related to fiscal year 2008 performance is referred to as the "2008 Long-Term Incentive").

- ***2008 Long-Term Incentive Stock Option Award.*** As discussed above, each executive's long-term incentive award granted in March 2008 (related to fiscal year 2007 performance) was divided between a stock option award and a potential performance-based long-term cash incentive award, each as described in more detail below. In March 2008, based on the recommendation of Mr. Schiesser, the Compensation Committee approved a stock option award to purchase 17,898 shares of common stock for Mr. Kottoor and a stock option award to purchase 16,004 shares of common stock for Mr. Miller. The options have an exercise price of $43.45 per share and will vest in equal annual installments on each of the first through fourth anniversaries of the grant date of the award. These stock option awards were determined based on 50% of each executive's long-term incentive target, adjusted based on each executive's overall fiscal year 2007 performance. In determining the size of Mr. Kottoor's award, the Compensation Committee considered his progress in building our information technology team, upgrading and stabilizing our information technology systems and building new capabilities in our enrollment process. In determining the size of Mr. Miller's award, the Compensation Committee considered the growth in our private fee-for-service business and Mr. Miller's leadership in addressing compliance concerns with CMS. See the table entitled "*Grants of Plan-Based Awards*" below for details regarding these equity awards.

- ***2008 Special Performance-Based Long-Term Cash Incentive Award.*** As stated above, in March 2008, each of Messrs. Kottoor and Miller received an annual equity award consisting solely of stock options which represented half of their targeted long-term incentive award opportunity related to fiscal year 2007 performance. Because we could not issue restricted stock for the other half of their long-term incentive award opportunity due to securities law restrictions we were then subject to as discussed above, the Compensation Committee approved a special performance-based long-term cash incentive opportunity (the "2008 Special Performance-Based Long-Term Cash Incentive Award"), payable in September 2009 (other than for Mr. Kottoor, as discussed below), in lieu of a restricted stock award. All associates eligible to receive a long-term incentive award in March 2008, including Messrs. Kottoor and Miller, are eligible to participate in this special incentive program.

  The target amounts for each associate, including Messrs. Kottoor and Miller, were determined by the Compensation Committee based on 50% of each executive's targeted long-term incentive award opportunity, as adjusted for individual performance. The target amounts are subject to increase or decrease by the Board by up to 50% at the conclusion of the period based on the Board's subjective review of the Company's performance during the period (that is, March 2008 through September 2009). Mr. Kottoor was awarded a target amount of $354,375 and Mr. Miller was awarded a target amount of $316,875. As a result of the termination of Mr. Kottoor's employment, Mr. Kottoor's bonus was paid at target on December 29, 2008 pursuant to the terms of his severance agreement. See "*Separation Agreements*" and "*Potential Payments to Named Executive Officers upon Termination or Change in Control*" below for the 2008 Special Performance-Based Long-Term Cash Incentive Award paid to Mr. Kottoor.

- ***2008 New Hire Equity Awards***. As discussed above, Messrs. Schiesser, Tran, Berg and O'Neil each negotiated an initial equity award of restricted stock and non-qualified stock options in connection with being recruited in 2008. For a description of their initial equity awards, see "*Negotiation of Employment Agreement Terms for 2008 Hires*" above and "*Employment Agreements with Named Executive Officers*" below. See also the table entitled "*Grants of Plan-Based Awards*" below for details regarding these equity awards.

Fiscal Year 2009

- ***2009 Long-Term Incentive Targets***. Messrs. Schiesser, Tran, Berg and O'Neil were each hired for their respective positions during 2008. Only Mr. Tran negotiated a long-term incentive target in connection with being hired, equal to 150% of base salary and included a guaranteed minimum for the initial calendar year of employment. Although Messrs. Schiesser, Berg and O'Neil did not negotiate specific targets, their respective employment agreements provide that each is eligible to receive an annual equity award as determined in the discretion of the Compensation Committee. In March 2009, the Compensation Committee determined to establish a long-term incentive target for Mr. O'Neil at 150% of base salary, which was applied to awards related to fiscal year 2008 performance and also will be the basis for determining his long-term incentive awards in future years, unless otherwise adjusted by the Compensation Committee. Mr. O'Neil's target was determined by the Compensation Committee to be reasonable and in line with the other senior executives at Mr. O'Neil's level, based in part on market data provided by Watson Wyatt.

  As discussed above, the Compensation Committee has not established long-term incentive targets for Messrs. Schiesser or Berg. No changes were made to long-term incentive targets for fiscal year 2009 for any of the named executive officers for their long-term incentive awards to be granted, if at all, in March 2010.

- ***2009 Long-Term Cash Bonus Awards***. As discussed above, due to the limitations on shares available for issuance under our 2004 Equity Plan and current volatile economic conditions as well as restrictions on our ability to grant restricted stock in March 2009, in lieu of awarding an executive's long-term incentive related to fiscal year 2008 performance entirely in equity, the Compensation Committee determined to approve a special long-term potential cash incentive representing 50% of an executive's long-term incentive award opportunity. All associates eligible to receive a long-term incentive award in March 2009, other than Messrs. Schiesser and Berg, were granted a 2009 Long-Term Cash Bonus Award. In March 2009, at the request of Mr. Schiesser, Mr. Tran agreed to an amendment to his employment agreement providing for a cash award in lieu of 50% of the equity award that he would otherwise be entitled to receive under his employment agreement.

  The target amounts for each associate, including Messrs. Tran, Miller and O'Neil, were determined by the Compensation Committee based on 50% of each executive's targeted long-term incentive award opportunity, as adjusted for individual performance. Applying the company performance modifier of 60% and each executive's individual performance modifier as discussed above to 50% of each executive's long-term incentive target results in awards of $159,530, $207,000 and $254,052 to Messrs. Tran, Miller and O'Neil respectively. As provided under the 2009 Long-Term Cash Bonus Plan, 50% of each executive's award will be paid in September 2010 and 50% will be paid in September 2011, each payment subject to continued employment. The 2009 Long-Term Cash Bonus Plan also provides for acceleration of any unpaid amounts in the event an executive's employment is terminated without cause within one year following a change in control. As stated above, no long-term cash awards were made to Messrs. Schiesser or Berg.

- ***2009 Equity Awards***. As discussed above, due to the limitations on shares available for issuance under our 2004 Equity Plan and current volatile economic conditions as well as restrictions on our ability to grant restricted stock in March 2009, the Compensation Committee has deferred making determinations with regard to the other half of long-term incentive awards related to 2008 performance until a later date. The Compensation Committee has not determined when, if at all, equity awards will be granted in 2009.

Retention-Related Incentive Awards

Special Retention Bonus

In light of our concerns relating to retention of our associates, as well as the concerns of our associates relating to job security, in November 2007 the Compensation Committee approved a one-time special cash retention bonus (the "Special Retention Bonus"), payable in January 2009, to bonus-eligible associates who were employed on October 31, 2007 assuming each associate remained with the Company through December 31, 2008. Messrs. Kottoor and Miller were eligible to participate in this program; Mr. Schiesser was not in a bonus-eligible position on October 31, 2007; Messrs. Tran, Berg and O'Neil were not employed by the Company on October 31, 2007; and Messrs. Farha and Behrens were specifically excluded from participating in the program.

Pursuant to the terms of the special retention bonus plan, all eligible associates in the level of vice president or above, including Messrs. Kottoor and Miller, were eligible to earn a retention bonus equal to 50% of their base salaries as of December 31, 2008. Accordingly, Mr. Kottoor was eligible to earn a special retention bonus in the amount of $157,500. With respect to Mr. Miller, although his base salary was increased to $400,000 in April 2008 (see *"Base Salary — Fiscal Year 2008"* above), Mr. Miller's special retention bonus of $162,500 was based on 50% of his initial base salary increase for fiscal year 2008. For the amount of the Special Retention Bonus paid to Mr. Kottoor upon the termination of his employment, see *"Potential Payments to Named Executive Officers upon Termination or Change in Control"* below.

Equity Retention Stock Option Award

In addition to the special retention bonus discussed above, and due to the retention risk and the significant drop in our stock price which reduced financial ties to our Company, in March 2008 the Compensation Committee approved the grant of additional stock option retention awards (the "Equity Retention Stock Option Award") to all members of our senior management team, other than Messrs. Schiesser and Berg. At the time this award was granted, neither Mr. Tran nor Mr. O'Neil had been hired yet. The grants were determined based on the Compensation Committee's review of an internally-prepared analysis which showed, for each of Messrs. Kottoor and Miller, the decrease in value of the equity awards held by each executive as a result of our significant stock price decline in October 2007. The analysis showed that the stock options then-held by each such officer were below the exercise price of the options (that is, the options were "underwater"). Because the Compensation Committee and the Board believed it to be imperative that each executive be retained and provided with an incentive to remain with the Company, the Compensation Committee approved a stock option award to purchase 55,000 shares of common stock for Mr. Kottoor and a stock option awards to purchase 40,000 shares of common stock for Mr. Miller as an additional retention incentive. The options have an exercise price of $45.25 per share and vest in full, based on the continued employment of the executive, in November 2009. See the table entitled *"Grants of Plan-Based Awards"* below for details regarding these equity awards.

As a result of termination of Mr. Kottoor's employment, Mr. Kottoor's equity retention stock option award accelerated in full, effective December 19, 2008. See *"Separation Agreements"* and *"Potential Payments to Named Executive Officers upon Termination or Change in Control"* below.

Clawback Policies for Special Retention Bonus and Equity Retention Stock Option Awards

The terms of the special retention bonus and the equity retention stock option awards each provide that, if it is determined by the Board, in its sole and absolute discretion, that an associate receiving such award, including Messrs. Kottoor and Miller, has committed any:

- wrongdoing that contributed to (i) any material misstatement or omission from any report or statement filed by WellCare with the SEC, or (ii) any statement, certification, cost report, claim for payment or other filing made under Medicare or Medicaid that was false, fraudulent, or for an item or service not provided as claimed;
- gross misconduct;
- breach of fiduciary duty to the Company; or
- fraud,

then, in the case of the special retention bonus, the associate will be required to pay back to WellCare any payments the associate has received pursuant to the special retention bonus plan. In the case of the equity retention stock option award, the option will be immediately forfeited and cancelled. If the option has been exercised prior to the Board's determination, the associate is required to pay to WellCare an amount equal to the difference between the aggregate value of the shares acquired upon exercise of the option at the date of the Board determination and the aggregate exercise price paid by the associate.

Equity Award Process

We maintain an equity award process to ensure that the authorization, timing and pricing of all equity awards are processed, recorded, disclosed and accounted for in full compliance with all applicable laws and regulations. For equity awards issued to existing executive officers and associates, the awards are effective and, in the case of options, the exercise price is set, as of the date of the approval. For equity awards issued to newly-hired executive officers, the awards are effective and, in the case of options, the exercise price is set, as of the later of the individual's first date of employment or the date of approval. For equity awards to new Board members, the awards are effective and, in the case of options, the exercise price is set, as of the first date of service as a Board member. In July 2006, the Compensation Committee also developed a policy whereby annual equity awards to incumbent Board members will be effective, and in the case of stock options, the exercise price will be set, as of the date of our annual shareholders meeting. Approval for all equity awards is obtained in advance of or on the date of grant. The exercise price for all stock option awards is the officially-quoted closing selling price of our common stock on the NYSE on the date of grant (or the officially-quoted closing selling price of our common stock on the next trading day if the NYSE is closed on the date in question). Commencing in April 2009, the Board adopted a Non-Employee Director Compensation Policy. See "*Director Compensation – 2009 Director Compensation*" above for a description of this new policy.

Because we hold our Board and committee meetings shortly before we announce our quarterly and annual financial results, there are times when equity awards for our executive officers are approved and, according to our process, are effective, shortly before we announce earnings. However, we do not have a program, plan or practice to time our equity awards in coordination with the release of material, non-public information.

Perquisites

Pursuant to the terms of their respective employment agreements, Mr. Farha was entitled to a monthly allowance of $4,000 to maintain an apartment in New York, and each of Messrs. Farha and Behrens were entitled to an annual allowance of $5,000 and $3,000, respectively, to be applied toward supplemental life and disability insurance policies, although Mr. Behrens decided not to renew his disability policy since fiscal year 2006. Because we believed that these executives should receive the total amount of their benefit, we grossed up these allowance payments to cover any income taxes attributed to the payments.

Messrs. Tran and O'Neil are entitled to monthly allowances of $6,000 and $4,600, respectively, from their respective dates of hire through December 2009 to cover housing and automobile expenses in Tampa, Florida. Mr. O'Neil is also entitled to be reimbursed for expenses incurred in traveling between Baltimore, Maryland and Tampa, Florida; however, beginning in February 2009, in order to reduce administrative burdens and also limit expenses, Mr. O'Neil agreed to accept a monthly allowance of $1,800 to cover these expenses. Although we grossed up certain reimbursement payments related to commuting expenses, we discontinued this practice in February 2009.

In addition, as negotiated with Messrs. Tran, Kottoor and Miller upon their hire, we agreed to pay reasonable expenses incurred by each of them to relocate to Tampa, Florida. We also reimbursed Messrs. Schiesser, Tran, Berg and O'Neil for legal fees and expenses in connection with the negotiation of their employment agreements upon hire.

We own a corporate aircraft that is used primarily for business travel. Families and invited guests of Directors and executives occasionally fly on our corporate aircraft as additional passengers on business flights, which is treated as a personal benefit to the Director or executive. In those cases, the aggregate incremental cost to us is a *de minimis* amount. For tax reporting purposes, when family members or guests of a Director or executive travel on business flights, the value of such personal use, determined using a method based on the Standard Industry Fair Level ("SIFL") rates as published by the Internal Revenue Service, is imputed as income to such Director or executive. Such imputed income would be included in taxable income for the Director or executive and reflected in compensation tables herein to the extent the SIFL rate exceeds the amount reimbursed by the Director or executive. None of our Directors or executives were attributed any such income in fiscal year 2008.

Overall, we view the cost to the Company of these perquisites as *de minimis* as compared to the goodwill established between the Company and the executives.

Tax and Accounting Implications

Tax deductibility

Section 162(m) of the Internal Revenue Code limits deductibility to any publicly-held corporation of certain compensation for a "covered employee," consisting of our Chief Executive Officer and three most highly paid executive officers who are employed on the last day of our fiscal year (other than the Chief Financial Officer), in excess of $1 million per year. If certain conditions are met, performance-based compensation may be excluded from this limitation. While we do not design our compensation programs for tax purposes, we do design our plans to be tax efficient for the Company where possible. However, if following the requirements of Section 162(m) would not be in the best interests of the Company and our shareholders, the Compensation Committee may conclude that the payment of non-deductible compensation is appropriate under the circumstances to allow us to pay competitive compensation to our executive officers. During 2008, certain compensation paid to Messrs. Schiesser and Berg was non-deductible under Section 162(m).

Accounting for stock-based compensation

Beginning on January 1, 2006, we began accounting for stock-based payments, including stock options, performance shares and restricted stock awards, in accordance with FAS 123R. The Compensation Committee and the Chief Executive Officer take into consideration the accounting treatment under FAS 123R of alternative award proposals when determining the form and amount of equity compensation awards. Because our determinations regarding equity awards are generally based on a dollar value, as discussed above, FAS 123R has impacted the size and terms of our equity awards.

Compensation Committee Report

The Compensation Committee, comprised solely of independent Directors, has reviewed and discussed the Compensation Discussion and Analysis with the Company's management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement on Schedule 14A.

The Compensation Committee

Neal Moszkowski (Chairperson)*
Alif Hourani
Kevin Hickey

* Mr. Gallitano was recently appointed the Chairperson of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2008, Messrs. Hickey, Hourani and Moszkowski served as the members of the Compensation Committee, with Mr. Moszkowski serving as the chairperson. None of these members has ever been an officer or employee of the Company or any of its subsidiaries or had any relationship during fiscal year 2008 that would require disclosure under Item 404 of SEC Regulation S-K. During fiscal year 2008, none of our executive officers served on the Compensation Committee (or its equivalent) or Board of Directors of another entity, one of whose executive officers served on our Board or Compensation Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table and footnotes discuss the compensation of Heath G. Schiesser and Todd S. Farha, the two individuals who served as our principal executive officer during 2008; Thomas L. Tran and Paul L. Behrens, the two individuals who served as our principal financial officer during 2008; Charles G. Berg, Adam T. Miller and Thomas F. O'Neil III, our three other most highly compensated executive officers who were serving as executive officers at the end of 2008; and Anil Kottoor, an individual who would have been one of our three other most highly compensated executive officers if he had served as an executive officer at the end of 2008.

Name and Principal Position	Year	Salary[9] ($)	Bonus[10] ($)	Stock Awards[11] ($)	Option Awards[11] ($)	Non-Equity Incentive Plan Compensation[12] ($)	All Other Compensation[13] ($)	Total ($)
Heath G. Schiesser President and Chief Executive Officer[1]	2008	365,292	—	2,609,963	2,379,614	—	2,722,849	8,077,718
Todd S. Farha Chairman, President and Chief Executive Officer[2]	2008	109,231	—	551,132	511,894	—	43,079	1,215,336
	2007	400,000	—	3,383,307	2,224,015	—	86,790	6,094,112
	2006	400,000	400,000	2,758,269	1,635,495	—	77,061	5,270,825
Thomas L. Tran Senior Vice President and Chief Financial Officer[3]	2008	200,962	287,706	163,717	139,165	—	41,309	832,859
Paul L. Behrens Senior Vice President and Chief Financial Officer[4]	2008	83,462	—	80,002	39,369	—	662	203,495
	2007	305,000	—	341,438	382,134	—	—	1,028,572
	2006	282,269	200,000	361,232	136,597	—	4,079	984,177
Charles G. Berg Executive Chairman[5]	2008	453,846	—	4,019,086	2,582,640	—	118,162	7,173,734
Anil Kottoor Senior Vice President and Chief Information Officer[6]	2008	305,000	—	1,094,079	962,027	—	718,855	3,079,961
	2007	244,231	131,250	206,013	204,504	—	20,031	806,029
Adam T. Miller Senior Vice President, National Medicare and Government Relations[7]	2008	381,539	276,000	295,596	538,071	162,500	6,673	1,660,379
	2007	278,077	182,000	249,320	262,261	—	10,687	982,345
Thomas F. O'Neil III Vice Chairman[8]	2008	365,385	350,000	372,862	335,826	—	57,113	1,481,186

(1) Mr. Schiesser began his service as principal executive officer in January 2008. Compensation for Mr. Schiesser is provided only for 2008 because he was not a named executive officer for 2006 or 2007.

(2) Mr. Farha's service as principal executive officer terminated in January 2008.

(3) Mr. Tran began his service as principal financial officer in July 2008. Mr. Tran was not employed by the Company prior to July 2008.

(4) Mr. Behrens' service as principal financial officer terminated in January 2008.

(5) Mr. Berg began his service as an executive officer in January 2008. Mr. Berg was not employed by the Company prior to January 2008.

(6) Mr. Kottoor's service as an executive officer terminated in December 2008. Compensation for Mr. Kottoor is provided only for 2007 and 2008 because he was not employed by the Company in 2006.

(7) Compensation for Mr. Miller is provided only for 2007 and 2008 because he was not a named executive officer for 2006.

(8) Mr. O'Neil began his service as an executive officer in April 2008. Mr. O'Neil was not employed by the Company prior to April 2008. On June 3, 2009, Mr. O'Neil ceased serving as our Senior Vice President, General Counsel and Secretary and was appointed our executive Vice Chairman.

(9) Represents total salary earned by these named executive officers and includes amounts of compensation contributed by the named executive officers to our 401(k) savings plan for each respective fiscal year.

(10) Represents discretionary bonuses earned by the named executive officers during each respective fiscal year. Mr. Tran's bonus for 2008 consists of a signing bonus in the amount of $75,000 and a minimum guaranteed bonus for 2008 in the amount of $212,706. Mr. O'Neil's bonus for 2008 consists of a signing bonus in the amount of $100,000 and a minimum guaranteed bonus for 2008 in the amount of $250,000. See *"Employment Agreements with Named Executive Officers"* below.

(11) The amounts included in the "Stock Awards" and "Option Awards" columns are the amounts of compensation cost related to performance shares (with respect to Mr. Farha only), restricted stock awards and stock option awards, respectively, recognized by us in our financial statements during fiscal years 2008, 2007 and 2006, respectively, in accordance with FAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be realized by the executives. For a discussion of valuation assumptions and methodologies, see Note 2 to our 2008 consolidated financial statements included in our annual report on Form 10-K for the year-ended December 31, 2008; Note 2 to our 2007 consolidated financial statements included in our annual report on Form 10-K for the year-ended December 31, 2007; Note 2 to our 2006 consolidated financial statements included in our annual report on Form 10-K for the year-ended December 31, 2006; and Note 14 to our 2005 consolidated financial statements included in our annual report on Form 10-K for the year-ended December 31, 2005.

(12) Represents bonus earned by Mr. Miller in 2008 under the WellCare Health Plans, Inc. Special Retention Bonus Plan. See *"Retention-Related Incentive Awards – Special Retention Bonus" above.*

(13) The following table shows the components of the "All Other Compensation" for fiscal year 2008:

Name	Year	Separation Payments[1] ($)	Housing & Automobile Allowance[2] ($)	Commuting Reimbursements[3] ($)	Relocation[4] ($)	401(k) Match ($)	Legal Fees and Expenses[5] ($)	Tax Gross-Ups[6] ($)	All Other Compensation ($)
Heath G. Schiesser	2008	—	—	—	—	1,266	240,591	2,480,992	2,722,849
Todd S. Farha	2008	17,223	16,000	—	—	2,100	—	7,756	43,079
Thomas L. Tran	2008	—	30,000	3,516	538	4,925	1,380	950	41,309
Paul L. Behrens	2008	662	—	—	—	—	—	—	662
Charles G. Berg	2008	—	—	—	—	—	118,162	—	118,162
Anil Kottoor	2008	713,475	—	—	—	5,380	—	—	718,855
Adam T. Miller	2008	—	—	—	—	6,673	—	—	6,673
Thomas F. O'Neil III	2008	—	41,400	4,369	44	5,768	3,318	2,214	57,113

(1) Represents amounts paid upon separation of employment. With respect to Messrs. Farha and Behrens, the amounts represent the value of accrued but unused vacation days as of their respective dates of termination of employment. With respect to Mr. Kottoor, the amount represents the payment made in 2008 pursuant to his separation agreement and general release. Subject to Mr. Kottoor's compliance with non-competition, non-solicitation, confidentiality and non-disparagement covenants, he is also entitled to additional payments during 2009 and 2010 totaling $666,346. See *"Potential Payments to Named Executive Officers upon Termination or Change in Control"* below.

(2) Represents cash allowances to cover housing and automobile expenses in New York, New York with respect to Mr. Farha and in Tampa, Florida with respect to Messrs. Tran and O'Neil. See *"Employment Agreements with Named Executive Officers"* below.

(3) Represents amounts paid by the Company or reimbursed to the executive for travel between executive's home and the Company's headquarters in Tampa, Florida.

(4) Represents amounts paid by the Company for the relocation of Messrs. Tran and O'Neil to Tampa, Florida in connection with their hire. See *"Employment Agreements with Named Executive Officers"* below.

(5) Represents amounts paid by the Company for legal fees and expenses in connection with the negotiation of executive's employment agreement and related agreements, including, in the case of Messrs. Schiesser and Berg, legal diligence with regard to the pending governmental investigations and civil actions. See *"Employment Agreements with Named Executive Officers"* below.

(6) With respect to Mr. Schiesser, the amount represents the payment to cover income taxes in connection with Mr. Schiesser making an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to 100,000 shares of restricted stock granted in January 2008. See *"Employment Agreements"* below. With respect to Mr. Farha, the amount represents the payment to cover income taxes attributed to his housing and automobile allowance. With respect to Messrs. Tran and O'Neil, the amounts represent the payments to cover income taxes attributed to their respective commuting reimbursements. See *"Employment Agreements with Named Executive Officers"* below.

Grants of Plan-Based Awards

The following table sets forth information regarding each grant of a plan-based award made to a named executive officer during fiscal year 2008.

Name	Grant Date[1]	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards[5] ($/Sh)	Grant Date Fair Value of Stock and Option Awards[6] ($)
Heath G. Schiesser	01/25/08	01/25/08	—	—	—	250,000 [7]	—	—	10,780,000
	01/25/08	01/25/08	—	—	—	—	500,000 [8]	43.12	9,599,450
Thomas L. Tran	07/21/08	07/14/08	—	—	—	50,000 [9]	—	—	1,461,500
	07/21/08	07/14/08	—	—	—	—	100,000 [9]	29.23	1,242,320
Charles G. Berg	01/25/08	01/25/08	—	—	—	200,000 [10]	—	—	8,624,000
	01/25/08	01/25/08	—	—	—	—	300,000 [11]	43.12	5,541,750
Anil Kottoor	—	—	177,188	354,375	531,563	—	—	—	—
	03/05/08	03/05/08	—	—	—	—	55,000 [12]	45.25	737,088
	03/06/08	03/06/08	—	—	—	—	17,898 [9]	43.45	304,568
Adam T. Miller	—	—	158,438	316,875	475,313	—	—	—	—
	03/05/08	03/05/08	—	—	—	—	40,000 [13]	45.25	536,064
	03/06/08	03/06/08	—	—	—	—	16,004 [9]	43.45	272,338
Thomas F. O'Neil III	04/01/08	03/03/08	—	—	—	50,000 [9]	—	—	1,985,000
	04/01/08	03/03/08	—	—	—	—	100,000 [9]	39.70	1,787,830

(1) Our equity award process is described in more detail under "*Equity Award Process*" above.

(2) This column shows the 2008 Special Performance-Based Long-Term Cash Incentive Awards made in March 2008 and payable in September 2009. See "*2008 Special Performance-Based Long-Term Cash Incentive Award*" above for a description of these awards. With regard to Mr. Kottoor, his award was paid at target pursuant to his separation agreement and general release. See "*Separation Agreements*" and *"Potential Payments to Named Executive Officers upon Termination or Change in Control"* below.

(3) This column shows the number of shares of restricted stock granted to our named executive officers in fiscal year 2008. All grants were made under our 2004 Equity Incentive Plan, except the grant to Mr. O'Neil which was a non-plan grant. These awards are subject to continued service through the

applicable vesting dates, and are not subject to pre-established performance goals. Acceleration of vesting of awards is described in more detail below under "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

(4) This column shows the number of stock options granted to our named executive officers in fiscal year 2008. All grants were made under our 2004 Equity Incentive Plan, except the grant to Mr. O'Neil which was a non-plan grant. These awards are subject to continued service through the applicable vesting dates, and are not subject to pre-established performance goals. Acceleration of vesting of awards is described in more detail below under "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

(5) This column shows the exercise price for the stock options granted, which was the closing market price of our stock on the date of grant.

(6) This column shows the full grant date fair value of stock options and restricted stock granted to our named executive officers in fiscal year 2008 calculated in accordance with FAS 123R. These amounts reflect the accounting expense that we will recognize over the vesting term for these awards and do not correspond to the actual value that will be realized by the executives.

(7) Award vests in equal quarterly installments on the 25th day of every third calendar month for forty-eight months, commencing on the date of grant.

(8) Award vests in approximately equal monthly installments on the 25th day of each calendar month following the date of grant for forty-eight consecutive months.

(9) Award vests in equal annual installments on each of the first through fourth anniversaries of the date of grant.

(10) Award vests as to twenty-five percent (25%) on the 25th day of the sixth calendar month following the date of grant and the remaining balance vest in equal quarterly installments on the 25th day of every third calendar month for eighteen months.

(11) Award vests in equal quarterly installments on the 25th day of every third calendar month for twenty-four months, commencing on the date of grant. The original terms of this award were amended in 2008 to accurately reflect the intent of the parties as expressed in Mr. Berg's employment agreement that, in the event of any termination of employment by Mr. Berg without good reason (as defined in the employment agreement) on or after January 25, 2010, the option would remain exercisable for its full ten-year term. See "*Employment Agreements with Named Executive Officers*" below.

(12) Award originally scheduled to vest in full in November 2009. However, this award was amended in 2008 and vested in full in December 2008 in connection with Mr. Kottoor's termination of employment. See "*Potential Payments to Named Executive Officers upon Termination or Change in Control*" below.

(13) Award vests in full in November 2009.

Additional Information With Respect to the Summary Compensation Table and Grants of Plan-Based Awards

In addition to the information provided below, see "*Compensation Discussion and Analysis*" above for a discussion of certain named executive officers' amount of salary and bonus compared to total compensation.

Employment Agreements with Named Executive Officers

Heath G. Schiesser

Pursuant to an employment agreement with Mr. Schiesser, dated January 25, 2008, Mr. Schiesser agreed to serve as our President and Chief Executive Officer, with an initial base salary of $400,000. He is also entitled to receive an annual cash bonus based on his achievement of performance objectives set by the Compensation Committee, after consultation with Mr. Schiesser, with a targeted bonus of 200% of his annual salary for each fiscal year, as well as special bonuses at the discretion of the Compensation Committee. Mr. Schiesser is also entitled to participate in all Company benefit plans on the most favorable basis available to any senior executive of the Company. The employment agreement provides that the Company will reimburse Mr. Schiesser for legal fees and expenses in connection with the negotiation of his employment agreement. The employment agreement also includes confidentiality and non-competition provisions, including a requirement that Mr. Schiesser not seek employment with, or ownership in, a company in direct competition with the Company and its subsidiaries for a period of one year after the termination of his employment. The employment agreement has an initial term of four years and will automatically renew for successive one-year periods thereafter unless either party notifies the other that the term will not be extended. As noted above under "*Proposal Number One – Election of Directors – Class I Director Nominees,*" on June 26, 2009, Mr. Schiesser informed the Board of Directors that he intends to resign from his current officer and Director positions upon the appointment of a new President and Chief Executive Officer. It is currently uncertain when Mr. Schiesser's employment will terminate.

Pursuant to the employment agreement, Mr. Schiesser also received (i) a non-qualified stock option to purchase 500,000 shares of the Company's common stock and (ii) 250,000 restricted shares of the Company's common stock, each of which was granted pursuant to our 2004 Equity Plan. See "*Grants of Plan-Based Awards*" above. The non-qualified stock options have a ten year term and a per share exercise price of $43.12, which was based on the closing price of our common stock on the date of grant. The non-qualified stock options vest in equal monthly installments on the 25th day of each calendar month following January 25, 2008 for forty-eight consecutive months. The restricted shares vest in equal quarterly installments on the 25th day of every third calendar month for forty-eight months, commencing on January 25, 2008. The employment agreement also provides that we will pay, on a fully-grossed up basis, all federal, state, and local income taxes incurred by Mr. Schiesser on compensation resulting from Mr. Schiesser making an election under Section 83(b) of the Code on the 100,000 restricted shares that are scheduled to vest first. See footnote 13 in the "*Summary Compensation Table*" above. In addition, Mr. Schiesser is entitled to earn future equity compensation awards and/or other long term incentive compensation as determined in the discretion of the Compensation Committee.

Pursuant to the employment agreement described above, Mr. Schiesser is also entitled to certain additional payments and benefits in the event of a change in control or his employment is terminated under certain circumstances. For a description of these payments and benefits, see "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

Todd S. Farha

Mr. Farha terminated his employment as our President and Chief Executive Officer in January 2008; however, Mr. Farha served as our President and Chief Executive Officer pursuant to an amended and restated employment agreement dated June 6, 2005, pursuant to which he was entitled to certain payments and benefits upon termination of employment or a change in control. For a description of each of these provisions and payments, as well as the separation agreement entered into between the Company and Mr. Farha, see "*Separation Agreements*" and "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

Thomas L. Tran

Pursuant to an employment agreement with Mr. Tran, dated July 21, 2008, Mr. Tran agreed to serve as our Senior Vice President and Chief Financial Officer, with an initial annual base salary of $475,000 and an initial annual cash bonus target of 100% of his base salary, with a minimum guaranteed bonus of $475,000 for fiscal year 2008, pro rated for the portion of the calendar year Mr. Tran is employed. In addition, the employment agreement provided for a one-time cash signing bonus of $75,000 and that we will pay Mr. Tran an allowance of $6,000 per month through December 2009 as an allowance for housing in the Tampa area and as an automobile allowance. In addition, the employment agreement provided that we would pay reasonable relocation expenses, up to $25,000, for him to relocate to Tampa, Florida in connection with his employment by us, and that the Company will reimburse Mr. Tran for legal fees and expenses in connection with the negotiation of his employment agreement. The employment agreement also includes confidentiality and non-competition provisions, including a requirement that Mr. Tran not seek employment with, or ownership in, a company in direct competition with the Company and its subsidiaries for a period of one year after the termination of his employment. The employment agreement has an initial term of four years and will automatically renew for successive one-year periods thereafter unless either party notifies the other that the term will not be extended.

Pursuant to the employment agreement, Mr. Tran also received (i) a non-qualified stock option to purchase 100,000 shares of the Company's common stock and (ii) 50,000 restricted shares of the Company's common stock, each of which was granted pursuant to our 2004 Equity Plan. See "*Grants of Plan-Based Awards*" above. The non-qualified stock options have a ten year term and a per share exercise price of $29.23, which was based on the closing price of our common stock on the date of grant. Both the non-qualified stock options and the restricted shares of common stock will vest in equal annual installments on each of the first through fourth anniversaries of the grant date of the award. In addition, Mr. Tran will be entitled to earn equity compensation awards based upon Mr. Tran's achievement of specified performance objectives, with an annual equity compensation award target of 150% of Mr. Tran's annual salary for each fiscal year (with a minimum guaranteed annual equity compensation award in 2009 (related to fiscal year 2008 performance) of 100% of Mr. Tran's annual salary for fiscal year 2008, pro-rated for the portion of the calendar year Mr. Tran is employed).

The employment agreement described above was amended on March 10, 2009 to provide that 50% of Mr. Tran's minimum guaranteed equity compensation award in 2009 would be paid in the form of a cash award under the 2009 Long Term Cash Bonus Plan.

Pursuant to the employment agreement described above, Mr. Tran is also entitled to certain additional payments and benefits in the event his employment is terminated under certain circumstances. For a description of these payments and benefits, see "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

Paul L. Behrens

Mr. Behrens terminated his employment as our Senior Vice President and Chief Financial Officer in January 2008; however, Mr. Behrens served as our Senior Vice President and Chief Financial Officer pursuant to an employment agreement dated September 15, 2003, pursuant to which he was entitled to certain payments and benefits upon termination. For a description of each of these provisions and payments, as well as the separation agreement entered into between the Company and Mr. Behrens, see "*Separation Agreements*" and "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

Charles G. Berg

Pursuant to a letter agreement with Mr. Berg, dated January 25, 2008, Mr. Berg agreed to serve as our Executive Chairman, with an initial base salary of $500,000. Mr. Berg will be eligible to participate in the employee benefit plans maintained by the Company and its subsidiaries for senior executives on the same basis as other executive officers. He will also be eligible to receive, in the sole discretion of the Compensation Committee, an annual bonus based on his individual performance and the performance of the Company. The letter agreement provides that the Company will reimburse Mr. Berg for legal fees and expenses in connection with the negotiation of his letter agreement. The letter agreement provides that Mr. Berg not seek employment with, or ownership in, a company in direct competition with the Company and its subsidiaries during any period in which he is receiving severance payments. The letter agreement has a term of two years.

Pursuant to the letter agreement, Mr. Berg also received (i) a non-qualified stock option to purchase 300,000 shares of the Company's common stock and (ii) 200,000 restricted shares of the Company's common stock, each of which was granted pursuant to our 2004 Equity Plan. See "*Grants of Plan-Based Awards*" above. The non-qualified stock options have a ten year term and a per share exercise price of $43.12, which was based on the closing price of the Company's common stock on the date of grant. The non-qualified stock options vest and become exercisable in eight quarterly installments beginning three months after January 25, 2008 and continuing quarterly thereafter. Twenty-five percent (25%) of the restricted shares vested six months after January 25, 2008 and the remaining restricted shares vest quarterly thereafter.

Pursuant to the letter agreement, Mr. Berg is also entitled to certain additional payments and benefits in the event of a change in control or his employment is terminated under certain circumstances. For a description of these payments and benefits, see "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

Anil Kottoor

Mr. Kottoor's service as our Senior Vice President and Chief Information Officer terminated in December 2008; however, Mr. Kottoor served as our Senior Vice President and Chief Information Officer pursuant to an offer letter dated December 18, 2006 and a letter agreement dated July 2, 2008, pursuant to which he was entitled to certain payments and benefits upon termination. For a description of each of these provisions and payments, as well as the separation agreement entered into between the Company and Mr. Kottoor, see "*Separation Agreements*" and "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

Adam T. Miller

Pursuant to an offer letter with Mr. Miller, dated January 17, 2006, Mr. Miller agreed to serve as our Chief Operating Officer, PDP with an initial annual base salary of $270,000 and an initial annual cash bonus target of 50% of his base salary, with a guaranteed cash bonus of 35% of his base salary during fiscal year 2006. Mr. Miller also received a grant of (i) 25,000 shares of restricted stock and (ii) a stock option to purchase 60,000 shares of common stock, each of which vest over a five-year period and was granted pursuant to our 2004 Equity Plan. See "*Grants of Plan-Based Awards*" above.

Pursuant to the offer letter described above, Mr. Miller is also entitled to certain additional payments and benefits in the event his employment is terminated under certain circumstances. For a description of these payments and benefits, see "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

As discussed in the "*Compensation Discussion and Analysis*" above, since the execution of his 2006 offer letter, Mr. Miller has received, among other things, increases in his base salary and bonus targets, as well as additional equity awards.

Thomas F. O'Neil III

Pursuant to an employment agreement with Mr. O'Neil, dated April 1, 2008, Mr. O'Neil agreed to serve as our Senior Vice President, General Counsel and Secretary, with an initial annual base salary of $500,000 and an initial annual cash bonus target of 50% of his base salary, with a minimum guaranteed cash bonus of $250,000 for fiscal year 2008. In addition, the employment agreement provided for a one-time cash signing bonus of $100,000 and that we will pay Mr. O'Neil an allowance of $4,600 per month through December 2009 to cover expenses incurred in connection with his housing and car allowance. The employment agreement also provides that we will pay or reimburse Mr. O'Neil for expenses incurred in traveling between Baltimore, Maryland and Tampa, Florida (although, as discussed below, this provision was amended in 2009), and that the Company will reimburse Mr. O'Neil for legal fees and expenses in connection with the negotiation of his employment agreement. The employment agreement also includes confidentiality and non-competition provisions, including a requirement that Mr. O'Neil not seek employment with, or ownership in, a company in direct competition with the Company and its subsidiaries for a period of one-year after the termination of his employment. The employment agreement has an initial term of four years and will automatically renew for successive one-year periods thereafter unless either party notifies the other that the term will not be extended.

Pursuant to the employment agreement, Mr. O'Neil also received (i) a non-qualified stock option to purchase 100,000 shares of the Company's common stock and (ii) 50,000 restricted shares of the Company's common stock. See "*Grants of Plan-Based Awards*" above. The non-qualified stock options have a ten year term and a per share exercise price of $39.70, which was based on the closing price of our common stock on the date of grant. Both the non-qualified stock options and the restricted shares of common stock vest in equal annual installments on each of the first through fourth anniversaries of the grant date of the award. In addition, Mr. O'Neil is entitled to earn future equity compensation awards and/or other long term incentive compensation as determined in the discretion of the Compensation Committee.

The employment agreement was amended on February 23, 2009 to provide that commencing in February 2009, Mr. O'Neil will receive an allowance of $1,800 per month to cover expenses incurred in traveling between Baltimore, Maryland and Tampa, Florida in lieu of what the employment agreement originally provided with regard to travel between Baltimore and Tampa.

Mr. O'Neil's employment agreement was further amended and restated on June 3, 2009 in connection with his appointment as our executive Vice Chairman. Pursuant to the amended and restated agreement, Mr. O'Neil ceased serving as our Senior Vice President, General Counsel and Secretary. The amended and restated employment agreement provides for the continuation of Mr. O'Neil's current base salary of not less than $41,667 per month and a cash bonus opportunity for calendar year 2009 to be paid based on the achievement of certain performance objectives to be agreed to by us and Mr. O'Neil, with a bonus target of 50% of his annual base salary. So long as Mr. O'Neil remains employed by us through December 31, 2009, he also will be entitled to receive an additional amount in cash equal to the sum of (i) $500,000 and (ii) the higher of his (x) annual cash bonus for calendar year 2008 (which was $250,000) or (y) annual cash bonus for calendar year 2009 (which is expected to be determined in 2010). Of this additional amount, $500,000 is required to be paid on December 31, 2009 and the remainder not later than March 15, 2010. Mr. O'Neil will receive all group insurance, pension plan and other fringe benefits offered by us to other senior executives, and he will continue to receive an allowance of $4,600 per month to cover certain living expenses through September 11, 2009 (prorated for the partial month of September 2009).

Pursuant to the employment agreement described above, Mr. O'Neil is also entitled to certain additional payments and benefits in the event his employment is terminated under certain circumstances. For a description of these payments and benefits, see "*Potential Payments to Named Executive Officers upon Termination or Change in Control.*"

Separation Agreements

Messrs. Farha and Behrens

On January 25, 2008, we entered into separation agreements with each of Messrs. Farha and Behrens providing for their respective resignations from the Company and its subsidiaries. Pursuant to the separation agreements, each officer agreed that his resignation would be a "voluntary termination" pursuant to his respective employment agreement. The separation agreements provided for no new severance or other payments or benefits. Accordingly, each officer received only a cash amount equal to his accrued but unpaid vacation as provided for in their respective employment agreements. In addition, Mr. Farha may potentially earn a portion of his 2005 performance share award, in a maximum amount of 130,000 shares. For a discussion of the circumstances pursuant to which Mr. Farha may earn these shares, as well as each officer's separation agreement, see "*Potential Payments to Named Executive Officers upon Termination or Change in Control*" below.

Mr. Kottoor

In July 2008, we entered into a letter agreement with Mr. Kottoor. Except as set forth immediately below, the letter agreement did not provide Mr. Kottoor with any additional compensatory awards. Instead, the letter agreement provided for the acceleration of the Special Retention Bonus, 2008 Special Performance-Based Long-Term Cash Incentive Award and the 2008 Annual Cash Bonus Award (each as defined above in "*Compensation Discussion and Analysis*") in the event Mr. Kottoor's employment was terminated under certain circumstances.

In addition, the letter agreement provided for the following additional compensation and/or acceleration of awards if Mr. Kottoor was terminated under the circumstances described below:

- A potential additional retention bonus (the "Additional Retention Bonus") in the amount of $236,250, which such amount represented 50% of Mr. Kottoor's target 2008 Long-Term Incentive opportunity, as described above. The Additional Retention Bonus was payable in the event Mr. Kottoor's employment terminated prior to vesting of the equity awards, if any, awarded pursuant to his 2008 Long-Term Incentive opportunity, as described above, or in the event his employment terminated for any reason prior to June 1, 2009.

- Continuation of Mr. Kottoor's base salary as in effect on the date of termination of employment from the date of termination through May 1, 2010 (the "Severance Payment").

- Accelerated vesting of all of his unvested restricted stock grants, as of July 2, 2008, or a total of 13,934 shares, to the extent not already vested on his termination date.

- Accelerated vesting of his Equity Retention Stock Option Award, exercisable for 55,000 shares.

Mr. Kottoor's employment was terminated in December 2008. Consistent with the terms of the letter agreement described above, we entered into a separation agreement with Mr. Kottoor on December 19, 2008 providing for the following:

- A lump-sum payment of $713,475 on December 29, 2008, consisting of his (i) Special Retention Bonus in the amount of $157,500, (ii) 2008 Special Performance-Based Long-Term Cash Incentive Award in the amount of $354,375 and (iii) 2008 Annual Cash Bonus in the amount of $201,600 (representing 80% of his target) (See "*Summary Compensation Table*" above);

- Continuation of Mr. Kottoor's base salary from December 19, 2008 through May 1, 2010, in the aggregate amount of $430,096; and

- A lump-sum payment of $236,250 due May 1, 2010.

The separation agreement also includes confidentiality and non-competition provisions, including a requirement that Mr. Kottoor not seek employment with, or ownership in, a company in direct competition with the Company and its subsidiaries for a period beginning on the date of his termination of employment and ending on May 1, 2010.

For a discussion of the payments made to Mr. Kottoor based upon the letter agreement and the termination of his employment effective December 19, 2008, see *"Potential Payments to Named Executive Officers upon Termination or Change in Control"* below. See also "*Summary Compensation Table*" for the payments made to Mr. Kottoor in 2008 in connection with this agreement.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding unexercised options, stock that has not vested and, with respect to Mr. Farha only, performance share awards for the named executive officers outstanding as of December 31, 2008. Unless otherwise noted, all vesting is based upon the continued service of the executive.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($)
Heath G. Schiesser	1,186	—	8.33	02/06/14	600 (6)	7,716	—	—
	10,740	7,160 (2)	36.45	07/27/12	5,751 (7)	73,958	—	—
	28,600	—	48.50	06/08/13	203,125 (8)	2,612,188	—	—
	4,582	4,230 (3)	50.16	07/27/13	—	—	—	—
	2,885	8,658 (4)	85.53	09/13/11	—	—	—	—
	114,581	385,419 (5)	43.12	01/25/18	—	—	—	—
Todd S. Farha	—	—	—	—	—	—	130,000 (9)	1,671,800
Thomas L. Tran	—	100,000 (10)	29.23	07/21/15	50,000 (11)	643,000	—	—
Charles G. Berg	112,500	187,500 (12)	43.12	01/25/18	125,000 (13)	1,607,500	—	—
Anil Kottoor	5,903 (14)	—	69.14	04/15/09	—	—	—	—
	981 (14)	—	85.53	04/15/09	—	—	—	—
	3,121 (14)	—	85.53	04/15/09	—	—	—	—
	55,000 (14)	—	45.25	04/15/09	—	—	—	—
Adam T. Miller	12,000	36,000 (15)	38.11	01/18/13	15,000 (20)	192,900	—	—
	3,172	4,230 (16)	50.16	07/27/13	720 (21)	9,259	—	—
	817	2,453 (17)	85.53	09/13/11	1,169 (22)	15,033	—	—
	2,601	—	85.53	09/13/11	2,696 (23)	34,671	—	—
	—	40,000 (18)	45.25	11/28/12	—	—	—	—
	—	16,004 (19)	43.45	03/06/15	—	—	—	—
Thomas F. O'Neil III	—	100,000 (24)	39.70	04/01/18	50,000 (25)	643,000	—	—

(1) Value based on $12.86 per share which was the closing price of our common stock on the NYSE on December 31, 2008.

(2) Of this amount, 3,580 options vest on July 27, 2009 and 3,580 options vest on July 27, 2010.

(3) Of this amount, 1,140 options vest on July 27, 2009; 1,140 options vest on July 27, 2010; and 1,140 options vest on July 27, 2011.

(4) Of this amount, 2,886 options vested on March 13, 2009; 2,886 options vest on march 13, 2010; and 2,886 options vest on March 13, 2011.

(5) Of this amount, 10,417 options vested on January 1, 2009; 10,416 options vested on February 25, 2009; 10,417 vested on March 25, 2009; 10,416 options vested on April 25, 2009; and approximately 10,417 options vest on the 25th day of each calendar month thereafter until fully vested.

(6) These shares vested on March 15, 2009.

(7) Of this amount, 1,917 shares vested on March 13, 2009; 1,917 shares vest on March 13, 2010; and 1,917 shares vest on March 13, 2011.

(8) Of this amount, 15,625 shares vested on January 1, 2009; 15,625 shares vested on April 25, 2009; 15,625 shares vest on July 25, 2009; 15,625 shares vest on October 25, 2009; 15,625 shares vest on January 1, 2010; 15,625 shares vest on April 25, 2010; 15,625 shares vest on July 25, 2010; 15,625 shares vest on October 25, 2010; 15,625 shares vest on January 1, 2011; 15,625 shares vest on April 25, 2011; 15,625 shares vest on July 25, 2011; 15,625 shares vest on October 25, 2011; and 15,625 shares vest on January 1, 2012.

(9) Pursuant to an award agreement dated June 6, 2005, Mr. Farha was eligible to receive a maximum of 240,279 shares of our common stock based upon the achievement of certain performance criteria. Specifically, Mr. Farha was eligible to earn a (i) threshold of 32,500 shares, (ii) target of 65,000 shares, or (iii) a maximum of 130,000 shares subject to the award (the maximum of 130,000 shares are referred to as the "First Tranche Shares") on June 6, 2008 based on achievement of compounded annual percentage increases in diluted net income per share ("EPS") over the three-year period measured from January 1, 2005 through December 31, 2007. Any portion of the First Tranche Shares not earned as of June 6, 2008 were to be available for issuance on June 6, 2010 (together with the remaining 110,279 shares) based on achievement of cumulative EPS goals for the five-year period measured from January 1, 2005 through December 31, 2010 (the "Second Tranche Shares"). Due to his termination of employment in January 2008, Mr. Farha forfeited the Second Tranche Shares. As of December 31, 2008, our cumulative EPS growth over the three-year performance period applicable to the First Tranche Shares exceeded the maximum cumulative EPS goal of $5.59 per share. Accordingly, pursuant to SEC disclosure requirements, we have included the maximum number of shares subject to the First Tranche Shares in the table above; however, Mr. Farha's ability to receive these shares is subject in entirety to the additional conditions and terms of his separation agreement with us, as discussed under "*Potential Payments to Named Executive Officers upon Termination or Change in Control*" below.

(10) Of this amount, 25,000 options vest on July 21, 2009; 25,000 options vest on July 21, 2010; 25,000 options vest on July 21, 2011; and 25,000 options vest on July 21, 2012.

(11) Of this amount, 25,000 shares vest on July 21, 2009; 25,000 shares vest on July 21, 2010; 25,000 shares vest on July 21, 2011; and 25,000 shares vest

on July 21, 2012.

(12) Of this amount, 37,500 options vested on January 25, 2009; 37,500 options vest on April 25, 2009; 37,500 options vest on July 25, 2009; 37,500 options vest on October 25, 2009; and 37,500 options vest on January 25, 2010.

(13) Of this amount, 25,000 shares vested on January 25, 2009; 25,000 shares vest on April 25, 2009; 25,000 shares vest on July 25, 2009; 25,000 shares vest on October 25, 2009; and 25,000 shares vest on January 25, 2010.

(14) These options expired unexercised on April 15, 2009.

(15) Of this amount, 12,000 options vested on January 18, 2009; 12,000 options vest on January 18, 2010; and 12,000 options vest on January 18, 2011.

(16) Of this amount, 1,140 options vest on July 27, 2009; 1,140 options vest on July 27, 2010; and 1,140 options vest on July 27, 2011.

(17) Of this amount, 818 options vested on March 13, 2009; 817 options vest on march 13, 2010; and 818 options vest on March 13, 2011.

(18) These options vest on November 28, 2009.

(19) Of this amount, 4,001 options vested on March 6, 2009; 4,001 options vest on March 6, 2010; 4,001 options vest on March 6, 2011; and 4,001 options vest on March 6, 2012.

(20) Of this amount, 5,000 shares vested on January 18, 2009; 5,000 shares vest on January 18, 2010; and 5,000 shares vest on January 18, 2011.

(21) Of this amount, 239 shares vested on March 13, 2009; 240 shares vest on March 13, 2010; and 241 shares vest on March 13, 2011.

(22) Of this amount, 292 shares vested on March 13, 2009; 293 shares vest on March 13, 2010; 292 shares vest on March 13, 2011; and 292 shares vest on March 13, 2012.

(23) Of this amount, 674 shares vest on August 3, 2009; 674 shares vest on August 3, 2010; 674 shares vest on August 3, 2011; and 674 shares vest on August 3, 2012.

(24) Of this amount, 25,000 options vested on April 1, 2009; 25,000 options vest on April 1, 2010; 25,000 options vest on April 1, 2011; and 25,000 options vest on April 1, 2012.

(25) Of this amount, 25,000 shares vested on April 1, 2009; 25,000 shares vest on April 1, 2010; 25,000 shares vest on April 1, 2011; and 25,000 shares vest on April 1, 2012.

Option Exercises and Stock Vested

The table below sets forth the number of stock options exercised and the value realized upon exercise of the stock options, or the vesting of restricted stock and the value realized, for the named executive officers during fiscal year 2008.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise[1] ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[2] ($)**
Heath G. Schiesser	—	—	49,392	1,625,754
Todd S. Farha	191,315	2,864,286	4,000	149,720
Thomas L. Tran	—	—	—	—
Paul L. Behrens	8,131	278,162	3,978	148,289
Charles G. Berg	—	—	75,000	2,309,250
Anil Kottoor	—	—	16,453	299,715
Adam Miller	—	—	6,206	315,605
Thomas F. O'Neil III	—	—	—	—

(1) The value realized is calculated by multiplying the number of shares by the difference between the market price of our common stock at time of exercise and the exercise price of the stock option.

(2) The value realized is calculated by multiplying the number of shares vested by the closing market price of our common stock on the date of vesting.

Pension Benefits and Nonqualified Deferred Compensation

We did not maintain a pension or nonqualified deferred compensation plan during fiscal year 2008.

Potential Payments to Named Executive Officers upon Termination or Change in Control

Overview

Messrs. Schiesser, Tran and O'Neil serve as executive officers pursuant to employment agreements. Mr. Berg serves as an executive officer pursuant to a letter agreement and Mr. Miller serves as an executive officer pursuant to an offer letter. The employment agreements, letter agreement and offer letter include provisions providing for certain payments and benefits upon certain terminations of employment with us, as discussed under "*Termination Benefits*" below. In addition, as discussed under "*Treatment of Equity Awards*" below, each executive's equity award agreements provide for accelerated vesting of awards upon certain terminations of employment, and in the case of Messrs. Schiesser and Berg, upon a change in control of the Company without termination of employment. Below are descriptions of the circumstances under which Messrs. Schiesser, Tran, Berg and O'Neil would be entitled to payments and benefits upon the occurrence of a change in control or termination of employment, as applicable, as of December 31, 2008, and a quantification of such payments and benefits under the terms of the applicable agreements between us and each named executive officer. All of the descriptions are qualified by reference to the applicable agreements between us and each named executive officer and the quantification of the hypothetical payments are subject to the assumptions described below. The actual amounts to be paid to Messrs. Schiesser, Tran, Berg and O'Neil will only be determined at the time of their actual termination.

As discussed above, Messrs. Farha and Behrens resigned from their respective executive officer and Director positions on January 25, 2008, and Mr. Kottoor's employment was terminated effective December 19, 2008. Below are descriptions of the actual payments and benefits received by these individuals upon their actual termination of employment.

Definitions

For the purpose of the following discussion, the following terms generally have the following meanings:

- A "change in control" generally occurs upon: (i) certain persons acquiring more than 50% of our outstanding voting shares or more than 50% of the fair market value of such shares; (ii) a majority of our incumbent Directors being replaced under certain circumstances; (iii) the consummation of a merger, consolidation or other business combination in which more than 50% of the outstanding common stock of the Company is no longer held by the shareholders of the Company prior to such transaction; or (iv) or a liquidation or sale of all or substantially all of our assets under certain circumstances.

- "termination for good reason" generally means that the executive terminated as the result of: (i) a material diminution in authority, duties and responsibilities or change in title; (ii) any material diminution of executive's base salary or bonus opportunity; (iii) any material breach by the Company of the terms of the respective agreement; (iv) a change in the executive's office location by more than 50 miles from the executive's offices in Tampa, Florida; or (v) with respect to Messrs. Schiesser and Berg only, removal from the Board other than pursuant to cause, pursuant to shareholder vote or due to executive's resignation from the Board, in each case, subject to notice and the Company's right to a reasonable opportunity to cure.

- "termination for cause" generally means that we terminate the executive as the result of: (i) any willful act or omission by the executive representing a material breach of the respective agreement; (ii) the executive being convicted of, or pleading guilty to, a felony or other crime that involves fraud, conversion, misappropriation or embezzlement under any federal or state law; or (iii) the executive's bad faith, willful acts in the performance of executive's duties, to the material detriment of the Company; in each case, subject to notice and the executive's right to a reasonable opportunity to cure.

- "termination for disability" generally means the executive's employment is terminated as of result of the executive being unable to engage in any substantial gainful business activity, by reason of any medically determinable physical or mental impairment, that has caused the executive to be unable to carry out his duties for specified time periods.

Termination Benefits Under Employment Arrangements

- *Mr. Schiesser*. As noted above under "*Proposal Number One – Election of Directors – Class I Director Nominees*," on June 26, 2009, Mr. Schiesser informed the Board of Directors that he intends to resign from his current officer and Director positions upon the appointment of a new President and Chief Executive Officer. The Board of Directors has formed a Committee on Leadership and Executive Succession, comprised of certain Directors and a non-Director executive officer, to focus on leadership transition at our Company. As of the date hereof, it is uncertain when Mr. Schiesser's employment will terminate. We currently anticipate engaging in discussions with Mr. Schiesser in the near future regarding potential compensation and benefits payable to him in connection with his services during the transition period and the termination of his employment. The timing and possible terms of any agreement with Mr. Schiesser are uncertain.

  Mr. Schiesser's employment agreement currently provides for severance benefits in certain circumstances as follows: Upon a termination by the Company without cause or by Mr. Schiesser for good reason, he would be entitled to severance benefits including: (i) a lump sum cash payment equal to two times (or if the termination date occurs on or after January 25, 2009, one times) the sum of Mr. Schiesser's annual salary as in effect on the termination date and the greater of Mr. Schiesser's target bonus for the fiscal year during which the termination date occurs or the highest performance bonus earned by Mr. Schiesser with respect to any preceding fiscal year;

and (ii) for a period of twenty-four months (or, if the termination date occurs on or after January 25, 2009, twelve months) after the termination date, reimbursement on an after-tax basis for the cost of continued participation in the medical, dental and vision care and life insurance benefits in which Mr. Schiesser and his family participated prior to the termination date. In the event of Mr. Schiesser's death or disability, he (or his estate, as the case may be) will be entitled to severance benefits including: (i) a lump sum cash payment equal to the sum of Mr. Schiesser's annual salary as in effect on the termination date and the greater of Mr. Schiesser's target bonus for the fiscal year during which the termination date occurs or the highest performance bonus earned by Mr. Schiesser with respect to any preceding fiscal year; and (ii) for a period of twelve months after the termination date, reimbursement on an after-tax basis for the cost of continued participation in the medical, dental and vision care and life insurance benefits in which Mr. Schiesser and his family participated prior to the termination date. If Mr. Schiesser's employment is terminated by the Company for cause or by Mr. Schiesser without good reason, Mr. Schiesser will be entitled to receive the value of his accrued vacation time as of the time of termination of his employment. For a discussion of the treatment of Mr. Schiesser's equity awards upon certain termination benefits, see "*Treatment of Equity Awards*" below.

- *Mr. Tran.* If Mr. Tran's employment is terminated by the Company without cause or by Mr. Tran for good reason, he will be entitled to severance benefits that include: (i) a lump sum cash payment equal to one times (or if the termination date occurs within one year of a change in control, one-and-a-half times) the sum of Mr. Tran's annual salary as in effect on the termination date and the average of the two highest cash bonuses earned by Mr. Tran over the three prior years or, if Mr. Tran has not been employed for three years, the target cash bonus for the year in which the termination occurs, and (ii) for the duration of the applicable COBRA period (generally 18 months, but under certain circumstances up to 36 months following termination), reimbursement on an after-tax basis for the cost of continued participation in the medical, dental and vision care and life insurance benefits in which Mr. Tran and his family participated prior to the termination date. In the event of Mr. Tran's death or disability, or if his employment is terminated by the Company for cause or by Mr. Tran without good reason, Mr. Tran (or his estate, as the case may be) will be entitled to receive the value of his accrued vacation time as of the time of termination of his employment. For a discussion of the treatment of Mr. Tran's equity awards upon certain termination benefits, see "*Treatment of Equity Awards*" below.

- *Mr. Berg.* If Mr. Berg's employment is terminated prior to the end of the term of his letter agreement on January 25, 2010 (i) by the Company without cause; (ii) by Mr. Berg for good reason; or (iii) by reason of Mr. Berg's death or disability, Mr. Berg will receive an amount equal to his base salary for the remainder of the term. For a discussion of the treatment of Mr. Berg's equity awards upon certain termination benefits, see "*Treatment of Equity Awards*" below.

- *Mr. Miller.* If Mr. Miller's employment is terminated by the Company without cause or by Mr. Miller for good reason, he will be entitled to severance benefits that include: (i) continuation of his base salary in effect immediately prior to such termination for twelve months following the date of termination; (ii) continuation of medical benefits for twelve months following the date of termination; and (iii) an outplacement service provided by us. For a discussion of the treatment of Mr. Miller's equity awards upon certain termination benefits, see "*Treatment of Equity Awards*" below.

- *Mr. O'Neil.* If Mr. O'Neil's employment is terminated by the Company without cause or by Mr. O'Neil for good reason, he will be entitled to severance benefits that include: (i) a lump sum cash payment equal to one times (or if the termination date occurs within one year of a change in control, two times) the sum of Mr. O'Neil's annual salary as in effect on the termination date and the average of the two highest cash bonuses earned by Mr. O'Neil over the three prior years or, if Mr. O'Neil has not been employed for three years, the target cash bonus for the year in which the termination occurs, and (ii) for the duration of the applicable COBRA period (generally 18 months, but under certain circumstances up to 36 months following termination), reimbursement on an after-tax basis for the cost of continued participation in the medical, dental and vision care and life insurance benefits in which Mr. O'Neil and his family participated prior to the termination date. In the event of Mr. O'Neil's death or disability, or if his employment is terminated by the Company for cause or by Mr. O'Neil without good reason, Mr. O'Neil (or his estate, as the case may be) will be entitled to receive the value of his accrued vacation time as of the time of termination of his employment. For a discussion of the treatment of Mr. O'Neil's equity awards upon certain termination benefits, see "*Treatment of Equity Awards*" below. Mr. O'Neil's employment agreement was amended and restated on June 3, 2009. The amended and restated employment agreement provides some terms that differ from his employment agreement in effect as of December 31, 2008 as relating to his termination under certain circumstances. See below under "*Amended and Restated Employment Agreement.*"

In addition, to the extent that any payment or benefit received or to be received by Messrs. Schiesser, Tran, Berg or O'Neil (including any benefits upon a change in control) would be subject to an excise tax under the Internal Revenue Code of 1986, as amended (the "Code"), the Company is required to pay to such executive an additional amount such that the net amount received by such executive is equal to what he would have received if none of his payments or benefits were subject to an excise tax, provided that if the amount of payments subject to an excise tax exceeds the safe harbor under Section 280G of the Code by less than ten percent of such executive's base salary in the case of Messrs. Schiesser, Tran and O'Neil or $50,000 in the case of Mr. Berg, then such executive's payment will be reduced so that no amounts are subject to an excise tax.

Treatment of Equity Awards

- *Mr. Schiesser*. Mr. Schiesser's unvested stock options and shares of restricted stock will immediately vest: (i) in the event of a change of control of the Company or (ii) in the event of Mr. Schiesser's death or disability. If Mr. Schiesser's employment is terminated by the Company without cause or by Mr. Schiesser for good reason, Mr. Schiesser's unvested stock options and shares of restricted stock will vest to the same extent, and over the same period, that such awards would have vested had Mr. Schiesser's employment continued for 24 months (or, if the termination date occurs on or after January 25, 2009, twelve months) after the termination date. In addition to the foregoing, unvested shares of restricted stock issued to Mr. Schiesser prior to January 25, 2008 will immediately vest in the event of Mr. Schiesser's retirement.

- *Mr. Tran*. Mr. Tran's unvested stock options and shares of restricted stock will immediately vest: (i) in the event of Mr. Tran's death or disability; or (ii) if there is a change in control of the Company and Mr. Tran's employment is terminated within one year following the change in control by the Company without cause or by Mr. Tran for good reason.

- *Mr. Berg*. Mr. Berg's unvested stock options and shares of restricted stock will immediately vest: (i) in the event of a change in control of the Company; (ii) in the event Mr. Berg's death or disability; or (iii) in the event Mr. Berg's employment is terminated by the Company without cause or by Mr. Berg for good reason.

- *Mr. Miller*. Mr. Miller's unvested awards of restricted stock will immediately vest: (i) in the event of Mr. Miller's death, disability or retirement; or (ii) if there is a change in control of the Company and Mr. Miller's employment is terminated within one year of the change in control by the Company without cause or by Mr. Miller for good reason. Unvested awards of stock options will immediately vest if there is a change in control of the Company and Mr. Miller's employment is terminated within one year of the change in control: (i) by the Company without cause; (ii) by Mr. Miller for good reason; or (iii) by reason of Mr. Miller's death, disability or retirement.

- *Mr. O'Neil*. Mr. O'Neil's unvested stock options and shares of restricted stock will vest: (i) in the event of Mr. O'Neil's death or disability; or (ii) if there is a change in control of the Company and Mr O'Neil's employment is terminated within one year following the change in control by the Company without cause or by Mr. O'Neil for good reason.

Assumptions and Certain Conditions

For purposes of quantifying any payments to be made to the executives in the event of termination of employment or upon a change in control, other than as set forth below with respect to Messrs. Farha, Behrens and Kottoor, it is assumed that the hypothetical termination event occurred on December 31, 2008. For purposes of valuing the acceleration of vesting of equity awards, restricted stock award values are equal to the number of restricted shares multiplied by $12.86, which was the closing price of our common stock on the NYSE on December 31, 2008. No value is attributed to options because in each case the exercise price of the stock option exceeded $12.86, and therefore each stock option was "underwater."

In calculating the amounts estimated to be paid to Messrs. Schiesser, Tran, Berg and O'Neil upon a change in control of the Company pursuant to Section 4999 of the Internal Revenue Code, it was assumed that: (i) the change in control and the executive's termination occurred on December 31, 2008; (ii) all equity awards vested and were sold on December 31, 2008; (iii) the executive's fiscal year 2008 base salary rate was used to calculate his salary severance payments; and (iv) the Social Security Wage Base was reached prior to the executive's termination date. In addition, the following tax rates were assumed to apply: excise tax rate of 20%; Medicare tax rate of 1.45%; applicable state tax rate of 5% in Connecticut for Messrs. Tran and Berg, 0% in Florida for Mr. Schiesser and 5.5% in Maryland for Mr. O'Neil; and a Federal tax rate of 35%.

As noted above under "*Proposal Number One – Election of Directors – Class I Director Nominees*," on June 26, 2009, Mr. Schiesser informed the Board of Directors that he intends to resign from his current officer and Director positions upon the appointment of a new President and Chief Executive Officer. The Board of Directors has formed a Committee on Leadership and Executive Succession, comprised of certain Directors and a non-Director executive officer, to focus on leadership transition at our Company. As of the date hereof, it is uncertain when Mr. Schiesser's employment will terminate. We currently anticipate engaging in discussions with Mr. Schiesser in the near future regarding potential compensation and benefits payable to him in connection with his services during the transition period and the termination of his employment. The timing and possible terms of any agreement with Mr. Schiesser are uncertain.

In order for named executive officers to be eligible to receive severance payments pursuant to their respective agreements with us, they are each generally required to execute and deliver a waiver and release of claims agreement within 30 days after the applicable termination date.

Termination by Executive for Good Reason or by the Company without Cause

Name	Severance Payment ($)	Acceleration of Vesting of Stock Options (#)	Acceleration of Vesting of Stock Options ($)	Acceleration of Vesting of Restricted Stock (#)	Acceleration of Vesting of Restricted Stock ($)	Accrued Vaca-tion ($)	Welfare Benefits ($)	Out-placement Services ($)	Excise Taxes and Gross-Ups ($)	Total ($)
Heath G. Schiesser	2,400,000	265,748	—	129,434	1,664,521	7,692	13,951	—	8,002	4,094,166
Thomas L. Tran	950,000	—	—	—	—	9,135	12,237	—	8,663	980,035
Charles G. Berg	541,667	187,500	—	125,000	1,607,500	—	—	—	—	2,149,167
Adam T. Miller	400,000	—	—	—	—	—	7,061	7,000	—	414,061
Thomas F. O'Neil III	750,000	—	—	—	—	25,481	6,698	—	5,041	787,220

Termination upon Death or Disability

Name	Severance Payment ($)	Acceleration of Vesting of Stock Options (#)	Acceleration of Vesting of Stock Options ($)	Acceleration of Vesting of Restricted Stock (#)	Acceleration of Vesting of Restricted Stock ($)	Accrued Vaca-tion ($)	Welfare Benefits ($)	Out-placement Services ($)	Excise Taxes and Gross-Ups ($)	Total ($)
Heath G. Schiesser	1,200,000	405,467	—	209,476	2,693,861	7,692	6,975	—	4,001	3,912,529
Thomas L. Tran	—	100,000	—	50,000	643,000	9,135	—	—	—	652,135
Charles G. Berg	541,667	187,500	—	125,000	1,607,500	—	—	—	—	2,149,167
Adam T. Miller	—	—	—	19,585	251,863	—	—	—	—	251,863
Thomas F. O'Neil III	—	100,000	—	50,000	643,000	25,481	—	—	—	668,481

Termination upon Retirement

Name	Severance Payment ($)	Acceleration of Vesting of Stock Options (#)	Acceleration of Vesting of Stock Options ($)	Acceleration of Vesting of Restricted Stock (#)	Acceleration of Vesting of Restricted Stock ($)	Accrued Vaca-tion ($)	Welfare Benefits ($)	Out-placement Services ($)	Excise Taxes and Gross-Ups ($)	Total ($)
Heath G. Schiesser	—	—	—	6,351	81,674	—	—	—	—	81,674
Thomas L. Tran	—	—	—	—	—	—	—	—	—	—
Charles G. Berg	—	—	—	—	—	—	—	—	—	—
Adam T. Miller	—	—	—	19,585	251,863	—	—	—	—	251,863
Thomas F. O'Neil III	—	—	—	—	—	—	—	—	—	—

Termination by Executive for Good Reason or by the Company without Cause within twelve (12) months following a Change in Control										
Name	Severance Payment ($)	Acceleration of Vesting of Stock Options (#)	Acceleration of Vesting of Stock Options ($)	Acceleration of Vesting of Restricted Stock (#)	Acceleration of Vesting of Restricted Stock ($)	Accrued Vaca-tion ($)	Welfare Benefits ($)	Out-placemen t Services ($)	Excise Taxes and Gross-Ups ($)	Total ($)
Heath G. Schiesser	2,400,000	405,467	—	209,476	2,693,861	7,692	13,951	—	1,153,788	6,269,292
Thomas L. Tran	1,425,000	100,000	—	50,000	643,000	9,135	12,237	—	8,663	2,098,035
Charles G. Berg	541,667	187,500	—	125,000	1,607,500	—	—	—	—	2,149,167
Adam T. Miller	400,000	98,687	—	19,585	251,863	—	7,061	7,000	—	665,924
Thomas F. O'Neil III	1,500,000	100,000	—	50,000	643,000	25,481	6,698	—	5,041	2,180,220

Change in Control										
Name	Severance Payment ($)	Acceleration of Vesting of Stock Options (#)	Acceleration of Vesting of Stock Options ($)	Acceleration of Vesting of Restricted Stock (#)	Acceleration of Vesting of Restricted Stock ($)	Accrued Vaca-tion ($)	Welfare Benefits ($)	Out-placemen t Services ($)	Excise Taxes and Gross-Ups ($)	Total ($)
Heath G. Schiesser	—	405,467	—	209,476	2,693,861	—	—	—	—	2,693,861
Thomas L. Tran	—	—	—	—	—	—	—	—	—	—
Charles G. Berg	—	187,500	—	125,000	1,607,500	—	—	—	—	1,607,500
Adam T. Miller	—	—	—	—	—	—	—	—	—	—
Thomas F. O'Neil III	—	—	—	—	—	—	—	—	—	—

Termination by Executive without Good Reason or by the Company with Cause										
Name	Severance Payment ($)	Acceleration of Vesting of Stock Options (#)	Acceleration of Vesting of Stock Options ($)	Acceleration of Vesting of Restricted Stock (#)	Acceleration of Vesting of Restricted Stock ($)	Accrued Vaca-tion ($)	Welfare Benefits ($)	Out-placement Services ($)	Excise Taxes and Gross-Ups ($)	Total ($)
Heath G. Schiesser	—	—	—	—	—	7,692	—	—	—	7,692
Thomas L. Tran	—	—	—	—	—	9,135	—	—	—	9,135
Charles G. Berg	—	—	—	—	—	—	—	—	—	—
Adam T. Miller	—	—	—	—	—	—	—	—	—	—
Thomas F. O'Neil III	—	—	—	—	—	25,481	—	—	—	25,481

Actual Benefits Received upon Termination of Employment During 2008								
Name	Termination Date	Salary Continuation ($)	Acceleration of Bonus Payments ($)	Acceleration of Vesting of Stock Options ($)	Acceleration of Vesting of Restricted Stock ($)	Performance Shares ($)	Accrued Vacation ($)	Total ($)
Todd S. Farha	03/31/08	—	—	—	—	— (5)	17,223	17,223
Paul L. Behrens	03/31/08	—	—	—	—	—	662	662
Anil Kottoor	12/19/08	430,096 (1)	949,725 (2)	— (3)	165,340 (4)	—	—	1,545,161

(1) Represents the aggregate payments to be paid during the period from December 19, 2008 through May 1, 2010.
(2) $713,475 was paid on December 29, 2008 and the remaining amount of $236,250 will be paid on May 1, 2010 subject to Mr. Kottoor's compliance

with non-competition, non-solicitation, confidentiality and non-disparagement covenants.

(3) A stock option to purchase 55,000 shares of common stock vested in full upon termination of employment. In addition, Mr. Kottoor's post-termination exercise period was extended for options to purchase up to 10,005 shares of our common stock until 30 days after the date on which the exercise of such options will no longer violate applicable Federal, state, local and foreign laws, including securities laws. The exercise prices of Mr. Kottoor's stock options discussed above exceeded the closing price of our common stock on the NYSE on Mr. Kottoor's date of termination, and therefore such options expired unexercised.

(4) 13,164 shares of restricted stock vested in full upon Mr. Kottoor's termination of employment. The amount represents the value of such shares based on the closing price of our stock on the NYSE on Mr. Kottoor's date of termination.

(5) Mr. Farha's performance share award agreement was amended so that he is eligible to vest in up to 130,000 of his unvested performance shares if certain specified conditions have been satisfied prior to June 6, 2010, and the value of shares that vest, if any, will be based on the closing price of our common stock on the vesting date. Specifically, Mr. Farha's rights to receive up to 130,000 of the shares subject to the performance award are to be extinguished and will lapse unless all of the following conditions have been met by June 6, 2010:
   - the Company has achieved the maximum cumulative adjusted EPS goal for the vesting of the full 130,000 shares, the target cumulative adjusted EPS goal for the vesting of 65,000 shares, or the threshold cumulative adjusted EPS goal for the vesting of 32,500 shares, as applicable, for the measurement period of January 1, 2005 through December 31, 2007;
   - no loss contingencies have been identified for subsequent periods which, had they been identified and accrued in such measurement period, would have resulted in the cumulative adjusted EPS not meeting the relevant cumulative adjusted EPS described above;
   - Mr. Farha has not become subject to any legal proceeding brought or threatened, or that could be but has not yet been brought, by any governmental entity in connection with the ongoing investigations; and
   - we have not been required to have entered into or become subject to any criminal or civil order of any court or agency relating to the ongoing investigations, or any agreement with any governmental agency, by which there has been found to have been violations of laws, rules or regulation by us during the measurement period for such shares, or the period prior thereto.

Amended and Restated Employment Agreement

As described above under "*Additional Information With Respect to the Summary Compensation Table and Grants of Plan-Based Awards – Thomas F. O'Neil III*," Mr. O'Neil's employment agreement was amended and restated on June 3, 2009 in connection with his appointment as our executive Vice Chairman. Pursuant to the amended and restated agreement, Mr. O'Neil is entitled to certain payments and benefits in the event his employment is terminated prior to December 31, 2009 under certain circumstances. If Mr. O'Neil's employment is terminated by us without "cause" (as defined in the agreement) or by Mr. O'Neil for "good reason" (as defined in the agreement), following his execution of a release of claims he will be entitled to the following amounts: (i) a lump sum cash payment equal to the sum of (x) his base salary from his termination date through December 31, 2009; (y) $750,000; and (z) his target annual bonus for calendar year 2009, (ii) continued participation in our medical, dental and vision care and life insurance benefit plans for up to eighteen months following termination, and (iii) any earned but unpaid base salary, incentive compensation and other cash compensation, the value of his accrued but unused vacation time as of the time of termination and any outstanding expense reimbursements.

In addition, to the extent that any payment or benefit received or to be received by Mr. O'Neil pursuant to the agreement would be subject to an excise tax under Section 4999 of the Internal Revenue Code, we are required to pay to him an additional amount such that the net amount received by him is equal to what he would have received if none of his payments or benefits were subject to the excise tax; provided that if the amount of payments subject to the excise tax exceeds the safe harbor under Section 280G of the Internal Revenue Code by less than ten percent of his base salary, then Mr. O'Neil's payments will be reduced so that no amounts are subject to the excise tax. The agreement also includes confidentiality, non-competition and non-solicitation provisions, including a requirement that Mr. O'Neil not seek employment with, or ownership in, a company in direct competition with us and/or our subsidiaries for a period of one year after the termination of his employment.

PROPOSAL NUMBER TWO – AMENDMENT OF CERTIFICATE OF INCORPORATION TO PROVIDE FOR ANNUAL ELECTION OF ALL DIRECTORS

Our Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") currently provides that the Board will be divided into three classes, as nearly equal in size as practicable, with one class to be elected by the shareholders every year, thereby making the term of each class of Directors three years. Upon the recommendation of the Nominating Committee, the Board has approved, and hereby recommends to the shareholders for approval, an amendment to the Restated Certificate of Incorporation to provide for the annual election of all Directors each year, thereby declassifying the Board.

If approved by the shareholders, the amendment will become effective upon the filing of a Certificate of Amendment of the Restated Certificate of Incorporation containing this amendment with the Secretary of State of the State of Delaware, which we intend to file promptly after shareholder approval is obtained. Directors elected prior to the effectiveness of the amendment (which include all of our current Directors) will stand for election for one-year terms once their then-current terms expire. As discussed below, because the transition to annual election of Directors will be phased-in over time, the Board would not be fully declassified until after the 2010 Annual Meeting.

The term of the current Class I Directors (comprised of Messrs. Gallitano, Hickey and Schiesser and Dr. Herzlinger) was to expire at the 2008 Annual Meeting; the term of the Class II Directors (comprised of Messrs. Graham, King-Shaw and Michalik) will expire at the 2009 Annual Meeting; and the term of the Class III Directors (comprised of Messrs. Berg, Hourani and Moszkowski) will expire at the 2010 Annual Meeting. Because we did not hold the 2008 Annual Meeting, Class I Directors were not elected in 2008 and, accordingly, the successors to the Class I Directors will be elected and qualified at the 2009 Annual Meeting. Thus, if the proposed amendment to the Restated Certificate of Incorporation is approved, the Class I and Class II Directors will be up for election for one-year terms at the 2009 Annual Meeting. At the 2010 Annual Meeting – when the term of Class III Directors will expire – and every subsequent annual meeting of shareholders thereafter, all Directors will be up for election for one-year terms and the Board will be fully declassified. Any Director chosen as a result of a newly created directorship or to fill a vacancy on the Board after the 2009 Annual Meeting will hold office for a term expiring at the next annual meeting of shareholders.

This proposal would not change the present number of Directors or the Board's authority to change that number and to fill any vacancies or newly created directorships.

Paragraphs (D) and (H) of Article V of our Restated Certificate of Incorporation contains the provisions that will be affected if this proposal and Proposal Three below are adopted. Appendix B to this proxy statement shows the proposed changes to paragraphs (D) and (H) of Article V with deletions indicated by strikethroughs and additions indicated by underlining.

Reasons for the Proposal

The proposal is a result of our ongoing review of corporate governance matters by the Nominating Committee and the Board. The Board, assisted by the Nominating Committee, considered the advantages and disadvantages of maintaining the current classified board structure. The Board considered the view of proponents of a classified board structure that it promotes continuity and stability in the management of the business and affairs of the Company because a majority of Directors always have prior experience as Directors of the Company, and because a classified structure encourages a long-term perspective on the part of the Directors. However, the Board also considered the view of proponents of a de-classified board structure and their belief that a classified board has the effect of reducing accountability of directors to shareholders because classified boards limit the ability of shareholders to evaluate and elect all directors on an annual basis.

After considering these different views, the Board concluded that eliminating the classified structure to provide for the annual election of all Directors would increase the Board's accountability to shareholders by providing shareholders with a means for evaluating each Director each year. Therefore, on the recommendation of the Nominating Committee, the Board approved the amendments, and now recommends that the shareholders approve them.

For the reasons described above, the Board recommends that shareholders vote **FOR** Proposal Two, which is a proposal to amend our existing Restated Certificate of Incorporation in order to provide for annual elections of all directors, as described above. In order for the proposed Amended and Restated Certificate of Incorporation to be approved and adopted, shareholders must approve both this Proposal Two and Proposal Three below, and by approving both proposals, shareholders will be approving and adopting the proposed Amended and Restated Certificate of Incorporation in the form attached as Appendix B to this proxy statement.

The affirmative vote of the holders of at least $66^2/_3$ percent of the voting power of all shares entitled to vote generally in the election of Directors, voting together as a single class, is required to approve this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR AMENDING THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR ANNUAL ELECTION OF ALL DIRECTORS.

PROPOSAL NUMBER THREE – AMENDMENT OF CERTIFICATE OF INCORPORATION TO PROVIDE THAT DIRECTORS MAY BE REMOVED WITH OR WITHOUT CAUSE

In accordance with Delaware law, unless a corporation's certificate of incorporation provides otherwise, directors of a corporation with a classified board may only be removed for cause. Currently, the Restated Certificate of Incorporation provides that Directors may be removed only for cause. Accordingly, together with our proposal to declassify our Board, the Board believes it is appropriate to amend our Restated Certificate of Incorporation to provide that Directors may be removed with or without cause. Thus, if the amendments to our Restated Certificate of Incorporation are approved, Directors may be removed with or without cause at a meeting of shareholders duly called for such purpose; provided, however, that prior to the 2010 Annual Meeting, no current Class III Director serving the remaining portion of a multi-year term may be removed during any part of his or her remaining multi-year term except for cause. After the 2010 Annual Meeting, all Directors may be removed with or without cause at a meeting of shareholders duly called for such purpose.

Paragraphs (D) and (H) of Article V of our Restated Certificate of Incorporation contains the provisions that will be affected if this proposal and Proposal Two above are adopted. Appendix B to this proxy statement shows the proposed changes to paragraphs (D) and (H) of Article V with deletions indicated by strikethroughs and additions indicated by underlining.

For the reasons described above, and for the reasons set forth under "*Proposal Number Two – Amendment Of Certificate Of Incorporation To Provide For Annual Election Of All Directors – Reasons For The Proposal,*" the Board recommends that shareholders vote **FOR** Proposal Three, which is a proposal to amend our existing Restated Certificate of Incorporation in order to provide that directors may be removed with or without cause (except for Class III Directors serving the remaining portion of a multi-year term, who, if the amendment is approved and adopted, could not be removed without cause prior to the end of their current multi-year term). In order for the proposed Amended and Restated Certificate of Incorporation to be approved and adopted, shareholders must approve both this Proposal Three and Proposal Two above, and by approving both proposals, shareholders will be approving and adopting the proposed Amended and Restated Certificate of Incorporation in the form attached as Appendix B to this proxy statement.

The affirmative vote of the holders of at least $66^{2}/_{3}$ percent of the voting power of all shares entitled to vote generally in the election of Directors, voting together as a single class, is required to approve this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR AMENDING THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT DIRECTORS MAY BE REMOVED WITH OR WITHOUT CAUSE (EXCEPT FOR ANY CLASS III DIRECTOR SERVING THE REMAINING PORTION OF A MULTI-YEAR TERM, WHO, IF THE AMENDMENT IS APPROVED AND ADOPTED, COULD NOT BE REMOVED WITHOUT CAUSE UNTIL PRIOR TO THE END OF SUCH CURRENT MULTI-YEAR TERM).

AUDIT MATTERS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Independent Registered Public Accounting Firm

The table below presents fees for professional audit services billed by Deloitte & Touche LLP for the years ended December 31, 2008 and 2007 and fees billed for other services rendered by Deloitte & Touche LLP during those periods.

Audit, Audit-Related, Tax and Other Fees

Services	2008	2007
Audit Fees	$ 12,018,500 (1)	$ 3,164,500 (1)
Audit-related Fees	$ 129,104 (2)	$ 271,621 (2)
Tax Fees	—	—
All Other Fees	—	—

(1) The audit services billed by Deloitte & Touche LLP in 2008 and 2007 include services rendered for the audit of our annual consolidated financial statements, management's assessment on internal control over financial reporting, the effectiveness of internal control over financial reporting and review of the interim financial statements included in our quarterly reports on Form 10-Q. This amount also includes fees billed for services normally provided by an independent auditor in connection with subsidiary audits, statutory requirements, regulatory filings and similar engagements. The 2008 audit fees include services provided to expand the audit scope relating to the investigation of the Company by certain federal and state agencies in connection with the audit of the 2007 financial statements and the restatement of the Company's 2004, 2005 and 2006 financial statements.

(2) The audit-related services billed by Deloitte & Touche LLP in 2008 and 2007 related to consultations regarding financial accounting and reporting standards, information systems audits and other attest services.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy which is designed to assure that the services performed for us by the independent registered public accounting firm do not impair its independence from the Company. This policy sets forth guidelines and procedures the Audit Committee must follow when retaining the independent registered public accounting firm to perform audit, audit-related, tax and other services. The policy provides detailed descriptions of the types of services that may be provided under these four categories and also sets forth a list of services that the independent registered public accounting firm may not perform for us.

Prior to engagement, the Audit Committee pre-approves the services and fees of the independent registered public accounting firm within each of the above categories. During the year, it may become necessary to engage the independent registered public accounting firm for additional services not previously contemplated as part of the engagement. In those instances, the Audit and Non-Audit Services Pre-Approval Policy requires that the Audit Committee specifically approve the services prior to the independent registered public accounting firm's commencement of those additional services. Under the Audit and Non-Audit Services Pre-Approval Policy, the Audit Committee has delegated the ability to pre-approve audit and non-audit services to the Audit Committee chairperson provided the chairperson reports any pre-approval decision to the Audit Committee at its next scheduled meeting. The policy does not provide for a *de minimis* exception to the pre-approval requirements. Accordingly, all of the 2008 and 2007 fees described above were pre-approved by the Audit Committee in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

REPORT OF THE AUDIT COMMITTEE

The role of the Audit Committee is to assist the Board of Directors in the oversight of the integrity of our financial statements, our compliance with legal, financial and regulatory requirements, the qualification and independence of our independent auditors, and the performance of our internal audit function and independent auditors. The Audit Committee operates pursuant to a charter that is available on our website at *www.wellcare.com* and which sets forth the specific duties and responsibilities of the Audit Committee. As set forth in the charter, the planning and conduct of the audit is the responsibility of the independent auditors and the financial statements are the responsibility of our management. The Audit Committee has the authority and responsibility to retain and terminate our independent auditors.

In performance of this oversight function, the Audit Committee has considered and discussed the audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2008 with management and the independent auditors. The Audit Committee has discussed with Deloitte & Touche LLP, our independent registered public accounting firm, the matters required to be discussed by Auditing Standards No. 61, as amended and replaced by SAS 114 (AICPA, Professional Standards, Vol 1. AU section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP their independence.

The members of the Audit Committee are advised by the independent auditors. The independent auditors are experts in the fields of accounting and auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, management is solely responsible for maintaining appropriate accounting and financial reporting principles and policies and internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in our annual report on Form 10-K for the year ended December 31, 2008, as filed with the SEC. In addition, the Audit Committee has approved the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

The Audit Committee

Regina Herzlinger (Chairperson)
Alif Hourani
Christian Michalik

PROPOSAL NUMBER FOUR – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009, and has directed that such appointment be submitted to our shareholders for ratification at the annual meeting. Our organizational documents do not require that our shareholders ratify the appointment of our independent registered public accounting firm. We are submitting the appointment of Deloitte & Touche LLP to our shareholders for ratification because we believe it is a matter of good corporate governance. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection, but may still retain Deloitte & Touche LLP. We anticipate that a representative of Deloitte & Touche LLP will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The affirmative vote of the holders of a majority of the shares of common stock represented in person or by proxy and entitled to vote at the meeting is required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

* * * * *

ADDITIONAL INFORMATION

Shareholder Proposals

We expect that our 2010 annual meeting of shareholders will be more than 30 days from the date of the 2009 annual meeting of shareholders. Shareholders who intend to submit a proposal at the 2010 annual meeting of shareholders and desire that such proposal be included in the proxy materials for such meeting must follow the procedures prescribed in Rule 14a-8 under the Exchange Act.

To be eligible for inclusion in the proxy materials, shareholder proposals must be received by our secretary at our principal offices in Tampa, Florida, on or before December 1, 2009, which we believe is a reasonable time before we will begin to print and send our proxy materials for the 2010 annual meeting. Nothing in this paragraph shall be deemed to require us to include in our proxy statement and proxy relating to the 2010 annual meeting any shareholder proposal which may be omitted from our proxy materials under applicable regulations of the SEC in effect at the time such proposal is received.

In addition, under the advance notice provisions of our bylaws (Section 11), any shareholder proposal for consideration at the 2010 annual meeting of shareholders submitted outside the processes of Rule 14a-8 of the Exchange Act, including any shareholder nominations for the Board of Directors, will be untimely unless it is received by our secretary not less than 90 days nor more than 120 days prior to the date of the one-year anniversary of the 2009 annual meeting; provided that if our 2010 annual meeting is held on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, notice by the shareholder in order to be timely must be received not earlier than 120 prior to such annual meeting, and not later than the later of the close of business 90 days prior to such annual meeting or the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made.

Because our 2009 annual meeting is being held on July 30, 2009, under our bylaws we would normally have to receive written notice of a shareholder proposal submitted other than pursuant to Rule 14a-8 by May 1, 2010, but no earlier than April 1, 2010, to be considered at the 2010 annual meeting of shareholders. However, as noted above, we currently expect that our 2010 annual meeting will be held on a date more than 30 days prior to the 2009 annual meeting and, as such, please refer to the description of the advance notice requirements under Section 11 of our bylaws under these circumstances.

Multiple Shareholders Having the Same Address

We have adopted a process called "householding" for mailing proxy materials in order to reduce costs. Householding means that shareholders who share the same last name and address will receive only one copy of our proxy materials, unless we receive contrary instructions. We will continue to mail a proxy card to each shareholder of record. If you prefer to receive multiple copies of the proxy materials at the same address, additional copies will be provided to you promptly upon request. If you hold your shares in street name, you should direct your request to your bank or broker. If you are a registered holder, you should direct your request to WellCare Health Plans, Inc., C/O Computershare Investor Services, P.O Box 43078, Providence, RI 02940-3078, telephone number (781) 575-2879. You may also request copies of our proxy materials by writing to Investor Relations Department, WellCare Health Plans, Inc., P.O. Box 31379, Tampa, Florida 33631-3379, or by calling (813) 865-1284. The Company's 2008 annual report to shareholders, annual report on Form 10-K for the year ended December 31, 2008 and this proxy statement are also available on our website at *http://wellcare.com/2009shareholder meeting.*

Committee Reports

The information contained in the Report of the Compensation Committee and the Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act of 1933 or the Exchange Act, except to the extent the filing specifically incorporates such information by reference therein.

Solicitation

All costs and expenses associated with soliciting proxies will be borne by us. In addition to the use of the mails, the Directors, officers and our associates by personal interview, telephone or telegram may solicit proxies. Such Directors, officers and associates will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements will also be made with custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of our common stock held of record by such persons, and we will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith. We have retained Georgeson Inc., a proxy soliciting firm, to assist with the solicitation of proxies for a fee not to exceed $8,500 plus reimbursement for out-of-pocket expenses and shareholder outreach services.

Other Matters for Consideration

As of the date of this proxy statement, the Board of Directors is not aware of any other business or matters to be presented for consideration at the meeting other than as set forth in the notice of meeting attached to this proxy statement. However, if any other business shall come before the meeting or any adjournment or postponement thereof and be voted upon, the enclosed proxy shall be deemed to confer discretionary authority on the individuals named to vote the shares represented by such proxy as to any such matters.

Requests for More Information

We will provide without charge to each beneficial holder of our common stock on the record date, upon the written request of any such person, a copy of our 2008 annual report to shareholders and annual report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2008, as filed with the SEC. We will also provide to any person without charge, upon request, a copy of our Code of Conduct and Business Ethics our corporate governance guidelines and our Board committee charters. Any such requests should be made in writing to the Investor Relations Department, WellCare Health Plans, Inc., P.O. Box 31379, Tampa, Florida 33631-3379. A copy of these documents and our other SEC filings are also available on our website at *http://wellcare.com/2009shareholdermeeting*. We intend to disclose future amendments to, or waivers from, the provisions of the Code of Conduct and Business Ethics, if any, made with respect to any of our Directors and executive officers on our website.

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APPENDIX A –
AUDIT COMMITTEE CHARTER

WellCare Health Plans, Inc.

Audit Committee Charter

Purpose

The principal purposes of the audit committee (the "***audit committee***" or "***committee***") of the board of directors (the "***board***") of WellCare Health Plans, Inc. (the "***Corporation***") are to (A) assist the board of directors in the oversight of (i) the integrity of the financial statements of the Corporation, (ii) the compliance by the Corporation with legal, financial and regulatory requirements, (iii) the qualification and independence of the Corporation's outside auditors, and (iv) the performance of the Corporation's internal audit function and independent auditors, and (B) prepare an audit committee report as required by the Securities and Exchange Commission to be included in the Corporation's annual proxy statement.

While the audit committee has the responsibilities and powers set forth in this Charter, its function is one of oversight, and it is not the duty of the committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with accounting principles generally accepted in the United States of America. The planning and conduct of the audit is the responsibility of the independent auditors and the financial statements are the responsibility of management. Except as otherwise provided herein, it is not the duty of the audit committee to conduct investigations or to assure compliance with laws and regulations and the Corporation's internal policies.

Authority

The audit committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It shall be directly responsible for:

- The appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged by the Corporation for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, and such firm shall report directly to the audit committee.
- The resolution of any disagreements between management and the independent auditors regarding the Corporation's financial reporting.
- Seeking any information it requires from employees providing services for the Corporation or its affiliates—all of whom are directed to cooperate with the committee's requests—or external parties.
- Meeting with the Corporation's officers, independent auditors, or outside counsel, as necessary.

The audit committee may form, and to the extent legally permissible may delegate authority to, subcommittees when the committee deems it appropriate or desirable.

The committee shall have the sole authority, to the extent it deems necessary or appropriate, to retain and engage financial, legal or other advisors, including any independent counsel, accountants, or others, to advise the committee or assist in the conduct of an investigation within its scope of responsibility that it initiates, and shall have the sole authority to approve the advisors' fees and other retention terms.

The committee shall have the sole authority to, and shall, review and pre-approve, either pursuant to a policy adopted by the committee or through a separate pre-approval by the committee, any engagement of the Corporation's independent auditors to provide any audit services and/or any permitted non-audit services to the Corporation that are not prohibited by law. The committee shall have the ability to delegate the authority to pre-approve audit and non-audit services to one or more designated members of the committee. If such authority is delegated, the delegated member(s) of the committee shall report to the full committee, at the next committee meeting, all items pre-approved by the designated member(s).

The committee shall advise the Corporation of the funding requirements necessary to pay (i) the independent auditors for the purpose of rendering the audit report or performing other audit, review or attestation services, (ii) any other advisors employed by the committee, and (iii) ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

Composition and Qualification

The audit committee will consist of at least three independent members of the board of directors. Each member of the committee will serve until such member's successor is duly appointed and qualified or until such member's earlier resignation or removal. Committee members will be appointed by the board based on nominations recommended by the Corporation's nominating and corporate governance committee. The nominating and corporate governance committee will recommend, and the board will appoint, one member of the audit committee to serve as chairperson of the audit committee. The committee chairperson will preside, when present, at all meetings of the committee. In the event the committee chairperson is not present at a meeting, the committee members present at the meeting will designate one such member as the acting chairperson of the meeting. Committee members may be removed by the board of directors.

Each committee member will be both independent of management and financially literate pursuant to the applicable rules and regulations of the federal securities laws and the New York Stock Exchange, all as in effect from time to time and as interpreted by the board in its business judgment. At least one member shall be designated as an "audit committee financial expert," as defined by applicable regulations of the Securities and Exchange Commission, and at least one member shall have accounting or related financial management expertise (which member also may be the audit committee financial expert). Because of the committee's demanding role and responsibilities, and the time commitment of each attendant to committee membership, no member of the committee, including the chairman, shall serve on the audit committee of more than two other public companies (aside from the Corporation's audit committee) at any one time, unless it is determined, based on the individual facts, that such other service will not interfere with service on the Corporation's audit committee.

To ensure independence and to otherwise avoid any potential conflicts of interest, members of the committee may not (other than fees and equity received as compensation for serving as a director) accept or receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries, or be an affiliated person of the Corporation or any of its subsidiaries, of an amount or in a manner that would disqualify them from being deemed independent in accordance with Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Meetings

The committee will meet at least four times a year, with authority to convene additional meetings as circumstances require. Notice of such meetings will be given in a manner consistent with the procedure for giving notice of special meetings of the Corporation's board of directors as set forth in the Corporation's bylaws, as amended. All committee members are expected to attend each meeting, in person or via tele- or video-conference, and the committee may take action by written consent. The committee will invite members of management, auditors, outside counsel or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors (see below) and executive sessions, as necessary. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of each meeting will be prepared and distributed to all members of the Committee.

Responsibilities

The committee will carry out the following responsibilities:

Financial Statements

- Review significant accounting and reporting issues, including complex or unusual transactions and critical accounting policies, including matters that involve or require significant judgments or estimates, and recent professional and regulatory pronouncements, and understand their impact on the financial statements. The committee shall review regular periodic reports from the independent auditors on the critical policies and practices of the Corporation, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.
- Review with the independent auditors the results of the audit, any audit problems or difficulties encountered and management's response to such problems or difficulties, including any restrictions on the scope of the

independent auditors' activities or on access to requested information, and any significant disagreements with management. Such review may also include a discussion of:

- any accounting adjustments that were noted or proposed by the independent auditors but were passed (as immaterial or otherwise);
- any communications between the independent auditors and its national office respecting auditing or accounting issues presented by the engagement;
- any "management" or "internal control" letters issued, or proposed to be issued, by the independent auditors to the Corporation, including any required attestation reports; and
- the responsibilities, budget and staffing of the internal audit function.

- Review and discuss earnings press releases (paying particular attention to any use of "pro forma" or "adjusted" financial measures and any other non-GAAP information), as well as other financial information and earnings guidance provided to analysts and rating agencies.
- Review with management and the independent auditors the annual audited financial statements and disclosures contained in drafts of the Corporation's annual reports on Form 10-K, including without limitation under "Management's Discussion and Analysis of Financial Condition and Results of Operations," including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant accounting and actuarial judgments and estimates, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.
- Review the interim financial statements and disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" with management and the independent auditors prior to the filing of the Corporation's Quarterly Report on Form 10-Q with the Securities and Exchange Commission. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.
- In connection with the committee's review of the Corporation's annual audited and/or quarterly unaudited financial statements, review and discuss the following:
  - Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles, and any major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of any identified significant deficiencies or material weaknesses;
  - Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and accounting and actuarial judgments and estimates made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principle methods on the financial statements; and
  - The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Corporation's financial statements.
- Review the following matters with the independent auditors (such matters shall be timely reported to the committee by the independent auditors):
  - All critical accounting policies and practices to be used, including without limitation, significant accounting and actuarial judgments and estimates;
  - All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the preferred treatment of the auditor; and
  - Other material written communications between the independent auditors and management, including any management letter or schedule of unadjusted differences.

<u>Internal Control</u>

- Consider the effectiveness of the Corporation's internal control system, including information technology security and control.
- Understand the scope of internal and independent auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Internal Audit

- Review with management and the head of internal audit the charter, plans, activities, staffing, and organizational structure of the internal audit function.
- Ensure there are no unjustified restrictions or limitations on internal auditing activities, and review and concur in the appointment, replacement, or dismissal of the head of internal audit.
- Review the effectiveness of the internal audit function.
- On a regular basis, meet separately with the head of internal audit to discuss any matters that the committee or internal audit believes should be discussed privately.
- Review management's annual report on internal control over financial reporting prior to the Corporation's inclusion of such annual report in the Corporation's Annual Report on Form 10-K.
- Review and discuss with the independent auditors the independent auditors' attestation report regarding management's assessment of the Corporation's internal control over financial reporting prior to the inclusion of such attestation report in the Corporation's Annual Report on Form 10-K.
- Review with management any changes in the Corporation's internal control over financial reporting that occurred during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.
- Review any significant deficiencies or material weaknesses identified in the Corporation's internal control over financial reporting, and any special steps taken as a result thereof.

Independent Auditors

- Review the independent auditors' proposed audit scope and approach, including coordination of audit effort with internal audit.
- Review the performance and qualifications of the independent auditors, and exercise final approval on the appointment or discharge of the auditors.
- Review and confirm the independence of the independent auditors by obtaining statements from the auditors on relationships between the auditors and the Corporation, including any non-audit services, and discussing the relationships with the auditors.
- Review a report, at least annually, by the independent auditors describing the auditors' internal quality control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.
- Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, relating to the conduct of the audit.
- Request a representation letter from the Corporation's independent auditors prior to the commencement of the audit engagement confirming that (i) the lead (or coordinating) audit partner and the reviewing audit partner have not performed audit services for the Corporation for more than five (5) consecutive years, and (ii) if either of such persons performed audit services for the Corporation for five (5) consecutive years, the last year of such period was more than five (5) years ago.
- Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner or even the independent auditing firm itself on a regular basis.
- Set polices regarding hiring by the Corporation of employees or former employees of the independent auditors.
- On a regular basis, meet separately with the independent auditors to discuss any matters that the committee or auditors believe should be discussed privately.

Compliance

- Establish and periodically review procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees providing services for the Corporation or its affiliates of concerns regarding questionable accounting or auditing matters.

- Receive reports from, and coordinate with, the Regulatory Compliance Committee regarding regulatory compliance matters that may affect the Corporation's business, financial statements or related compliance policies, including any material reports or inquiries from regulatory or governmental agencies as necessary.
- Report to, and coordinate with, the Regulatory Compliance Committee regarding regulatory compliance issues arising as a result of the Corporation's internal audit function as necessary.

Reporting Responsibilities

- Regularly report to the board of directors about committee activities, issues, and related recommendations.
- Provide an open avenue of communication between internal auditors, the independent auditors, and the board of directors.
- Report annually to the shareholders, describing the committee's composition, responsibilities and how they were discharged, and any other information required by rule, including approval of non-audit services.
- Review any other reports the Corporation issues that relate to committee responsibilities.

Other Responsibilities

- On a regular basis, meet separately with management to discuss any matters that the committee or management believe should be discussed privately.
- Perform other activities related to this Charter as requested by the board of directors.
- Discuss the Corporation's policies with respect to risk assessment and risk management, including the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Review and assess the adequacy of the committee charter annually, requesting board approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.
- Confirm annually that all responsibilities outlined in this Charter have been carried out.
- Self-evaluate the committee's performance on an annual basis.

Disclosure

Publish this Charter to the Corporation's website

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APPENDIX B –
PROPOSED AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
WELLCARE HEALTH PLANS, INC.

WellCare Health Plans, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The corporation was incorporated on February 5, 2004, under the name WellCare Group, Inc., pursuant to the General Corporation Law of the State of Delaware.

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of the corporation.

3. The text of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

ARTICLE I
NAME

The name of the Corporation is WellCare Health Plans, Inc. (the "Corporation").

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred Twenty Million (120,000,000) shares, of which:

One Hundred Million (100,000,000) shares, par value $0.01 per share, shall be shares of common stock (the "Common Stock"); and

Twenty Million (20,000,000) shares, par value $0.01 per share, shall be shares of preferred stock (the "Preferred Stock").

(A) <u>Common Stock</u>. Except as (1) otherwise required by law or (2) expressly provided in this Amended and Restated Certificate of Incorporation (as amended from time to time), each share of Common Stock shall have the same powers, rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

(1) <u>Dividends</u>. Subject to the rights of the holders of Preferred Stock, and to the other provisions of this Amended and Restated Certificate of Incorporation (as amended from time to time), holders of Common Stock shall be entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore.

(2) Voting Rights. At every annual or special meeting of stockholders of the Corporation, each holder of Common Stock shall be entitled to cast one (1) vote for each share of Common Stock standing in such holder's name on the stock transfer records of the Corporation.

(3) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the Corporation's debts and amounts payable upon shares of Preferred Stock entitled to a preference, if any, over holders of Common Stock upon such dissolution, liquidation or winding up, the remaining net assets of the Corporation shall be distributed among holders of shares of Common Stock equally on a per share basis. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (A)(3).

(B) Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. Irrespective of the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote, without the separate vote of the holders of the Preferred Stock as a class.

ARTICLE V
BOARD OF DIRECTORS

(A) Management. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by statute or this Amended and Restated Certificate of Incorporation directed or required to be exercised or done by the stockholders.

(B) Number of Directors. The number of directors of the Corporation shall be fixed from time to time in the manner provided in the Amended and Restated Bylaws.

(C) Newly-Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause may be filled by the Board of Directors, provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Directors elected to fill a newly created directorship or other vacancies shall hold office until such director's successor has been duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

(D) Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director may be removed from office at any time ~~for~~**with or without** cause~~,~~ at a meeting called for that purpose, ~~and~~**but** only by the affirmative vote of the holders of at least 66-2/3% of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class**; provided, however, that no existing Class III director serving the remaining portion of a multi-year term may be removed during any part of his or her remaining multi-year term except for cause**.

(E) Rights of Holders of Preferred Stock. Notwithstanding the foregoing provisions of this Article V, whenever the holders of one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorship shall be governed by the rights of such Preferred Stock as set forth in the certificate of designations governing such series.

(F) Written Ballot Not Required. Elections of directors need not be by written ballot unless the Amended and Restated Bylaws of the Corporation shall otherwise provide.

(G) Bylaws. The Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation. Any bylaws made by the directors under the powers conferred hereby may be amended or repealed by the directors or by the stockholders. Notwithstanding the foregoing and anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the bylaws of the Corporation shall not be amended or repealed by the stockholders, and no provision inconsistent therewith shall be adopted by the stockholders, without the affirmative vote of the holders of 66-2/3% of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

(H) ~~Classification~~**Election** of Directors~~.~~**; Declassification of Board.** At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified; except that if any such election shall be not so held, such election shall take place at a stockholders~~'~~**'** meeting called and held in accordance with the DGCL. ~~The~~ **Until the 2010 annual meeting of stockholders, the** directors of the Corporation shall be divided into three classes as nearly equal in size as is practicable~~, hereby designated~~**. At the 2009 annual meeting of stockholders, both the Class I and Class II directors shall be elected for one-year terms expiring at the 2010 annual meeting of stockholders; and at the 2010 annual meeting of stockholders, the terms of the then-serving** Class I, Class II and Class III~~. The term of office of the initial Class I directors shall expire at the next succeeding annual meeting of stockholders, the term of office of the initial Class II directors shall expire at the second succeeding annual meeting of stockholders and the term of office of the initial Class III directors shall expire at the third succeeding annual meeting of the stockholders. For the purposes hereof, the initial Class I, Class II and Class III directors shall be those directors elected by the sole stockholder of the Corporation in connection with the adoption of this Amended and Restated Certificate of Incorporation. At each annual meeting after the first~~ **directors shall expire, and at such annual meeting and at each** annual meeting of stockholders **thereafter**, **all** directors ~~to replace those of a Class whose terms expire at such annual meeting~~ shall be elected ~~to hold office until the third succeeding annual meeting and until their respective successors shall have been duly elected and qualified. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as practicable.~~**for one-year terms expiring at the next annual meeting and shall serve until his or her successor shall be elected and qualified. From and after the 2010 annual meeting of stockholders, the directors shall no longer be divided into classes. Each Class I and Class II director elected at the 2009 annual meeting of stockholders shall serve for a one-year term as provided herein notwithstanding that the amendments to effect the declassification of the Board of Directors as provided herein may be filed with the Secretary of State of the State of Delaware after the 2009 annual meeting of stockholders at which such Class I or Class II director was elected and such amendments were approved and adopted by the stockholders.**

ARTICLE VI
LIMITATION OF LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; *provided, however*, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article VI by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VII
INDEMNIFICATION

Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, limited liability company, joint venture, trust or other entity, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while so serving, shall be indemnified and held harmless by the Corporation to the full extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), or by other applicable law as then in effect, against all costs, expenses, liabilities and losses (including attorneys' fees and related costs, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"), penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, partner, member or trustee and shall inure to the benefit of his or her heirs, executors and administrators. Each person who is or was serving as a director or officer of a subsidiary of the Corporation shall be deemed to be serving, or have served, at the request of the Corporation.

(A) Procedure. Any indemnification (but not advancement of expenses) under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment). Such determination shall be made with respect to a person who is a director or officer at the time of such determination (a) by a majority vote of the directors who were not parties to such proceeding (the "Disinterested Directors"), even though less than a quorum, (b) by a committee of Disinterested Directors designated by a majority vote of Disinterested Directors, even though less than a quorum, (c) if there are no such Disinterested Directors, or if such Disinterested Directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders.

(B) Advances for Expenses. Expenses (including attorneys' fees, costs and charges) incurred by a director or officer of the Corporation in defending a proceeding shall be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article VII. The majority of the Disinterested Directors may, in the manner set forth above, and upon approval of such director or officer of the Corporation, authorize the Corporation's counsel to represent such person, in any proceeding, whether or not the Corporation is a party to such proceeding.

(C) Procedure for Indemnification. Any indemnification or advance of expenses (including attorney's fees, costs and charges) under this Article VII shall be made promptly, and in any event within 60 days upon the written request of the director or officer (and, in the case of advance of expenses, receipt of a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified therefore pursuant to the terms of this Article VII). The right to indemnification or advances as granted by this Article VII shall be enforceable by the director or officer in any court of competent jurisdiction, if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's costs and expenses incurred in connection with successfully establishing his/her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses (including attorney's fees, costs and charges) under this Article VII where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he/she has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(D) Other Rights; Continuation of Right to Indemnification. The indemnification and advancement of expenses provided by this Article VII shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administers of such person. All rights to indemnification under this Article VII shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VII is in effect. Any repeal or modification of this Article VII or any repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not in any way diminish any rights to indemnification of such director or officer or the obligations of the Corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal. For the purposes of this Article VII, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who, following such consolidation or merger, is a director or officer of such a constituent corporation or is serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other entity shall stand in the same position under the provisions of this Article VII, with respect to the resulting or surviving corporation during the period following such consolidation or merger, as he would if he/she had served the resulting or surviving corporation in the same capacity.

(E) Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other entity, against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VII; provided, however, that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the Board of Directors.

(F) Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under the first paragraph of this Article VII as to all costs, expenses, liabilities and losses (including attorneys' fees and related costs, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article VII to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the full extent permitted by applicable law.

ARTICLE VIII
ACTION BY WRITTEN CONSENT/SPECIAL MEETINGS OF STOCKHOLDERS

For so long as either the Corporation's Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Corporation is required to file periodic reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Exchange Act with respect to the Corporation's Common Stock: (i) the stockholders of the Corporation may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual or special meeting of stockholders and the power of stockholders to consent in writing without a meeting is specifically denied and (ii) special meetings of stockholders of the Corporation may be called only by either the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or by the chief executive officer of the Corporation.

ARTICLE IX
AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws of the Corporation or otherwise, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by law, this Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws of the Corporation or otherwise, the affirmative vote of the holders of at least 66-2/3% of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt any provision inconsistent with, to amend or repeal any provision of, or to adopt a bylaw inconsistent with, Articles V, VI, VII, VIII or IX of this Amended and Restated Certificate of Incorporation."

* * *

4. The foregoing amendment and restatement of the Certificate of Incorporation has been duly approved by the Board of Directors of the corporation in accordance with the provisions of Sections 144, 242 and 245 of the General Corporation Law of the State of Delaware.

5. The foregoing amendment and restatement of the Certificate of Incorporation has been duly approved by the written consent of the sole stockholder in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has causes this Amended and Restated Certificate of Incorporation to be signed by its _____________ on this _____th day of ______, 2009.

WELLCARE HEALTH PLANS, INC

By ___________________________

2008 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From to

Commission File Number 001-32209

WellCare Health Plans, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation Organization)	**47-0937650** (I.R.S. Employer Identification No.)
8725 Henderson Road, Renaissance One **Tampa, Florida** (Address of Principal Executive Offices)	**33634** (Zip Code)

(813) 290-6200
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, par value $0.01 per share (Title of Class)	**New York Stock Exchange** (Name of Each Exchange on which Registered)

Securities registered pursuant to Section 12(g) of the Exchange Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates of the registrant (33,887,747 shares) on June 30, 2008 was $1,225,042,054 (based on the closing price of $36.15 per share on June 30, 2008 as reported on the New York Stock Exchange). Solely for purposes of this computation, all officers, directors and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

As of March 12, 2009, there were outstanding 42,234,313 shares of the registrant's Common Stock, par value $0.01 per share.

Documents Incorporated by Reference: Portions of the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

References to the "Company," "WellCare," "we," "our," and "us" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K") refer to WellCare Health Plans, Inc., together, in each case, with our subsidiaries and any predecessor entities unless the context suggests otherwise.

PART I

Item 1. Business.

Overview

We provide managed care services targeted exclusively to government-sponsored health care programs, focused on Medicaid and Medicare, including prescription drug plans and health plans for families, children and the aged, blind and disabled. As of December 31, 2008, we served approximately 2.5 million members. We believe that this broad range of experience and exclusive government focus allows us to serve efficiently and effectively our members and providers and to manage our operations.

Through our licensed subsidiaries, as of December 31, 2008, we operated our Medicaid health plans in Florida, New York, Illinois, Missouri, Ohio and Georgia, our Medicare Advantage coordinated care plans ("CCPs") in Florida, New York, Connecticut, Illinois, Indiana, Louisiana, Missouri, New Jersey, Ohio, Georgia and Texas, and our pilot Medicare preferred provider organizations ("PPOs") in Georgia and Ohio. We also operated as a stand-alone Medicare prescription drug plan ("PDP") in all 50 states and the District of Columbia and offered Medicare Advantage private fee-for-service ("PFFS") plans to Medicare beneficiaries in approximately 1,590 counties and 43 states and the District of Columbia as of December 31, 2008.

All of our Medicare plans are offered under the WellCare name, for which we hold a federal trademark registration, with the exception of our Hawaii CCP, which we offer under the name 'Ohana. Conversely, we offer our Medicaid plans under a number of brand names depending on the state, as set forth in the table below.

State	Brand Name(s)
Florida	Staywell; HealthEase
Georgia	WellCare
Hawaii	'Ohana
Illinois	Harmony
Missouri	Harmony
New York	WellCare
Ohio	WellCare

Key Developments

We discuss below some key developments that have occurred since January 1, 2008 through the date of the filing of this 2008 Form 10-K.

Special Committee Investigation

As previously disclosed, on October 24, 2007, certain federal and state agencies executed a search warrant at our headquarters in Tampa, Florida. Our Board of Directors (the "Board") formed a special committee (the "Special Committee") then comprised of independent directors to, among other things, investigate independently and otherwise assess the facts and circumstances raised in any federal or state regulatory or enforcement inquiries (including, without limitation, any matters relating to accounting and operational issues) and in any private party proceedings, and develop and recommend remedial measures to the Board for its consideration. For a discussion of the Special Committee, its investigation and the various legal proceedings arising from, or related to, the investigations described above, please see "Part I – Item 3 – Legal Proceedings" and "Part III – Item 13 – Certain Relationships and Related Transactions, and Director Independence."

In July 2008, upon consideration of certain issues identified in the Special Committee investigation and after discussions with management and our independent registered public accounting firm, the Audit Committee of the Board (the "Audit Committee") recommended to the Board, and the Board thereafter concluded, that we should restate our previously issued consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, including the quarterly periods contained therein, and the three-month period ended March 31, 2007 and the three- and six-month periods ended June 30, 2007, which were included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 Form 10-K") that we filed with the U.S. Securities and Exchange Commission (the "SEC") on January 26, 2009. For a discussion of the restatement of our historical financial statements described above, please see the section entitled "Explanatory Note" that appears at the beginning of the 2007 Form 10-K.

New Leadership

New Senior Management Team

On January 25, 2008, Todd Farha, our former Chief Executive Officer, President and Chairman of the Board, Paul Behrens, our former Senior Vice President and Chief Financial Officer, and Thaddeus Bereday, our former Senior Vice President, General Counsel and Secretary, resigned from their respective officer and director positions with us and our subsidiaries. In connection with the resignations of these individuals, the Board elected Charles G. Berg as our new Executive Chairman of the Board and Heath G. Schiesser, who previously had served as our Senior Vice President for Marketing and Sales and President of WellCare Prescription Insurance, one of our subsidiaries, as our new President and Chief Executive Officer. Mr. Schiesser was also elected as a director.

Further, we made the following changes or additions to the senior management team:

- in April 2008, we appointed Thomas F. O'Neil III as our Senior Vice President, General Counsel and Secretary;
- in July 2008, we appointed Thomas L. Tran as our Senior Vice President and Chief Financial Officer;
- in July 2008, we appointed William S. White, who had served as our Vice President, Finance, as our Chief Accounting Officer;
- in August 2008, we appointed Jonathan P. Rich as our Senior Vice President and Chief Compliance Officer; and
- in September 2008, we appointed Rex M. Adams as our Senior Vice President and Chief Operating Officer.

Business Organizational Changes

In 2008, we reorganized the senior management team by, among other things, separating the positions of (i) Chairman and Chief Executive Officer, (ii) General Counsel and Chief Compliance Officer and (iii) Chief Financial Officer and Chief Accounting Officer. Our new Chief Compliance Officer reports directly to the Chief Executive Officer as well as the Board's new Regulatory Compliance Committee, which is described below.

In April 2008, the Board formed a Regulatory Compliance Committee to oversee our compliance activities and programs, and a new Health Care Quality and Access Committee to focus on the quality and accessibility of the health care services our members receive through our plans. In July 2008, the Board adopted a new charter for our management Disclosure Committee as well as new disclosure controls, policies and procedures, which provide more comprehensive procedures for the review of our financial statement disclosures.

In addition, in 2008, we realigned our leadership structure in a number of ways. We consolidated our state operations into four regions, each with a regional leader who reports directly to our Chief Executive Officer, and named a head of our national Medicare business. We also consolidated oversight of operations and information technology under one executive, our recently appointed Chief Operating Officer, and appointed a national head of regulatory and government affairs.

Business Initiatives / Exits

- In 2008, we launched CCPs in Indiana, Missouri, New Jersey, Ohio and Texas and PPOs in Georgia and Ohio. We did not have significant membership in our pilot PPO plans in 2008 and have reduced our PPO offerings in 2009 to just one county in Ohio.
- Due to higher than expected medical costs for the Ohio Medicaid program, particularly for our Medicaid aged, blind and disabled ("ABD"), members, we withdrew from the ABD program effective August 31, 2008. We continue to participate in the Ohio covered family and children program.
- In 2008, we expanded the number of counties in which we offer PFFS plans from 793 to 1,590 in 43 states and the District of Columbia, although we withdrew from three states in 2009.

- In August 2008, we were notified by the federal Centers for Medicare & Medicaid Services ("CMS") that our bids for the PDP 2009 plan year were below the CMS regional benchmark premium rate in 12 of the 34 CMS regions, which allows us to serve auto-assigned dual-eligible Medicare beneficiaries in those 12 counties. As of January 1, 2009, approximately 252,000 auto-assigned dual-eligible members were assigned away from our PDP plans. In addition, approximately 28,000 low-income subsidized members disenrolled from our plans in January 2009.

- In January and February 2009, we commenced providing CCP services to Medicare beneficiaries and Medicaid services to the ABD population, respectively, in Hawaii.

- In January 2009, we were notified that our Florida Medicaid rates would be reduced, which made it economically unfeasible for us to continue to operate in the Medicaid reform programs. Accordingly, we notified the State of Florida that we were withdrawing from these programs effective July 1, 2009, which will result in a loss of approximately 80,000 members.

- In February 2009, CMS notified us that, effective March 7, 2009, we have been sanctioned through a suspension of marketing to Medicare beneficiaries and enrollments into all lines of our Medicare business. The suspension will remain in effect until CMS has determined that it should be lifted.

General Economic and Political Environment

The current economic and political environment is affecting our business in a number of ways as more fully described throughout this 2008 Form 10-K.

Rates

Most of the states in which we operate are experiencing fiscal challenges which have led to budget cuts and reductions in Medicaid premiums. In particular, we are experiencing pressure on rates in Florida and Georgia, two states from which we derive a substantial portion of our revenue. In addition, CMS recently announced preliminary 2010 Medicare Advantage payment rates that are significantly below 2009 rates.

Political initiatives

In January 2009, the new presidential administration took office. Although the new administration and recently elected U.S. Congress have expressed some support for measures intended to expand the number of citizens covered by health insurance and other changes within the health care system, the costs of implementing any of these proposals could be financed, in part, by reductions in the payments made to Medicare and other government programs. Similarly, although the U.S. Congress approved the children's health bill which, among things, increases federal funding to the State Children's Health Insurance Program ("S-CHIP") and President Obama signed the American Recovery and Reinvestment Act that provides funding for, among other things, state Medicaid programs and aid to states to help defray budget cuts, because of the unsettled nature of these initiatives, the numerous steps required to implement them and the substantial amount of state flexibility for determining how Medicaid and S-CHIP funds will be used, we are currently unable to assess the ultimate impact that they will have on our business. It is possible that the ultimate impact of these initiatives could be negative.

Business Strategy

We are committed to operating our business in a manner that serves our key constituents – members, providers, regulators and associates – while delivering competitive returns for our investors. Our goal is to be a leading provider of managed care services for government-sponsored health care programs. To achieve this goal, we continue to seek economically viable opportunities to expand our business within our existing markets, expand our current service territory and develop new product initiatives. However, we are also evaluating various strategic alternatives, which may include entering new lines of business or markets, exiting existing lines of business or markets and/or disposing of assets depending on various factors, including changes in our business and regulatory environment, competitive position and financial resources. We also continue to rationalize our operations to make sure that our ongoing business is profitable.

On an ongoing basis, we assess the ability of our existing operations to support our current and future business needs. We currently intend to divert some resources in the near term to strengthen our compliance and operating capabilities, which could result in our incurring substantial costs to improve our operations and services.

Our Segments

We have two reportable business segments: Medicaid and Medicare.

Medicaid

Medicaid was established to provide medical assistance to low income and disabled persons. It is state operated and implemented, although it is funded and regulated by both the state and federal governments. Our Medicaid segment includes plans for individuals who are dually eligible for both Medicare and Medicaid, and beneficiaries of the Temporary Assistance to Needy Families program ("TANF"), Supplemental Security Income Program ("SSI"), S-CHIP and the Family Health Plus program ("FHP"). TANF generally provides assistance to low-income families with children and SSI generally provides assistance to low-income aged, blind or disabled individuals. Our Medicaid segment also includes other programs which are not part of the Medicaid program, such as S-CHIP and FHP for qualifying families who are not eligible for Medicaid because they exceed the applicable income thresholds.

As of December 31, 2008, we had approximately 1.3 million Medicaid members. The following table summarizes our Medicaid segment membership by line of business as of December 31, 2008 and 2007.

Medicaid Membership

	For the Year Ended December 31,	
	2008	2007
Medicaid		
TANF	1,039,000	927,000
S-CHIP	164,000	203,000
SSI	75,000	72,000
FHP	22,000	30,000
Total	1,300,000	1,232,000

For purposes of our Medicaid segment, we define our customer as the state and related governmental agencies that have common control over the contracts under which we operate in that particular state. In our Medicaid segment, we had two customers from which we received 10% or more of our Medicaid segment premium revenue in 2007 and 2008: the State of Florida and the State of Georgia. The following table sets forth information relating to the premium revenues received from the State of Florida and the State of Georgia in 2007 and 2008, as well as all other states on an aggregate basis.

Medicaid Segment Revenues
(Dollars in thousands)

	For the Year Ended December 31, 2008		For the Year Ended December 31, 2007	
Line of Business	Revenue	Percentage of Total Segment Revenue	Revenue	Percentage of Total Segment Revenue
Florida	$ 978,709	32.7%	$ 909,671	33.8%
Georgia	1,226,940	41.0%	1,086,773	40.4%
All other states*	785,400	26.3%	695,337	25.8%
Total	$ 2,991,049	100.0%	$ 2,691,781	100.0%

* "All other states" consists of Connecticut, Illinois, Missouri, New York and Ohio. As previously noted, we ceased offering Medicaid plans in Connecticut in March 2008.

Our Medicaid contracts with government agencies have terms of between one and four years with varying expiration dates. We currently provide Medicaid plans under seventeen separate contracts, including seven contracts in New York, five contracts in Florida and one contract in each of Georgia, Hawaii, Illinois, Ohio and Missouri. The following table sets forth the terms and expiration dates of our Medicaid contracts with the State of Florida and the State of Georgia, the two customers that each accounted for greater than 10% of our Medicaid segment premium revenue during 2007 and 2008.

State	Line of Business	Term of Contract	Expiration Date of Current Term
Florida	• Staywell Medicaid	3 year term	8/31/09
Florida	• HealthEase Medicaid	3 year term	8/31/09
Florida	• Healthy Kids	1 year term	9/30/09
Georgia	• Medicaid	1 year term w/ 6 one-year renewals*	6/30/09

* Our Georgia contract commenced in July 2005; we are currently in our third renewal term.

Medicare

Medicare is a federal program that provides eligible persons age 65 and over, and some disabled persons, a variety of hospital, medical insurance and prescription drug benefits. Medicare is administered and funded by CMS. Our Medicare plans include stand-alone PDP and Medicare Advantage plans, which includes CCP, PFFS and PPO plans. Medicare Advantage is Medicare's managed care alternative to original Medicare fee-for-service ("Original Medicare"), which provides individuals standard Medicare benefits directly through CMS. CCPs are administered through a health maintenance organization ("HMO") and generally require members to seek health care services from a network of health care providers. PFFS plans are offered by insurance companies and are open-access plans that allow members to be seen by any physician or facility that participates in the Original Medicare program and agrees to bill, and otherwise accepts the terms and conditions of, the sponsoring insurance company. PPO plans are also offered by insurance companies and provide both in-network and out-of-network benefits for Medicare beneficiaries.

As of December 31, 2008, we had approximately 1.2 million Medicare members. The following table summarizes our Medicare segment membership by line of business as of December 31, 2008 and 2007.

Medicare Membership

	For the Year Ended December 31, 2008	2007
Medicare		
PDP	986,000	983,000
Medicare Advantage	246,000	158,000
Total	1,232,000	1,141,000

In our Medicare segment, we have just one customer, CMS, from which we receive substantially all of our Medicare segment premium revenue. However, we have two distinct lines of business within our Medicare segment: PDP and Medicare Advantage plans. The following table sets forth information relating to the total premium revenues from each of our PDP and Medicare Advantage lines of business in our Medicare segment for the years ended December 31, 2008 and 2007.

Medicare Segment Revenues

Customer	For the Year Ended December 31, 2008 Revenue	Percentage of Total Segment Revenue	For the Year Ended December 31, 2007 Revenue	Percentage of Total Segment Revenue
	(Dollars in thousands)			
PDP	$ 1,055,796	30.2%	1,026,842	39.3%
Medicare Advantage	2,436,225	69.8%	1,586,266	60.7%
Total	$ 3,492,021	100.0%	$ 2,613,108	100.0%

In reviewing our Medicare segment across each state in which we operate, we had only one state, Florida, in which we generated revenue representing 10% or more of our total Medicare segment revenue in 2008. Florida represented 21.6% and 25.0% of our total Medicare segment revenue for the years ended December 31, 2008 and 2007, respectively.

Our Medicare contracts with CMS all have terms of one year and expire at the end of each calendar year. We currently offer Medicare plans under separate contracts with CMS for each of the states in, and programs under, which we offer such plans. Our current contracts with CMS expire on December 31, 2009.

Our Health and Prescription Drug Plans

Membership Concentration

The following table sets forth, as of December 31, 2008, a summary of our membership for all lines of business in each state in which we have more than 5% of our total membership as well as all other states in the aggregate.

Membership Concentration

State	Medicaid Members	Medicare PDP	Medicare Medicare Advantage	Total Membership	Percent of Total Membership
Florida	473,000	79,000	82,000	634,000	25.0%
Georgia	483,000	27,000	11,000	521,000	20.6%
California	—	200,000	7,000	207,000	8.2%
New York	102,000	58,000	32,000	192,000	7.6%
Illinois	135,000	36,000	14,000	185,000	7.3%
Ohio	94,000	41,000	14,000	149,000	5.9%
All other states(1)	13,000	545,000	86,000	644,000	25.4%
Total	1,300,000	986,000	246,000	2,532,000	100.0%

(1) Represents the aggregate of all states constituting individually less than 5% of total membership.

Premiums

We receive premiums from state and federal agencies for the members that are assigned to, or have selected, us to provide health care services under Medicaid and Medicare. The premiums we receive for each member varies according to the specific government program and may vary according to many other factors, including the member's geographic location, age, gender, medical history or condition, or the services rendered to the member. The premiums we receive under each of our government benefit plans are generally determined at the beginning of the contract period. These premiums are subject to adjustment throughout the term of the contract, although such adjustments are typically made at the commencement of each new contract period. The premium payments we receive are based upon eligibility lists produced by the government. From time to time, our regulators require us to reimburse them for premiums we received based on an eligibility list that the regulator later discovers contains individuals who were not eligible for any government-sponsored program or are eligible for a different premium category or a different program. As a result of these periodic premium rate adjustments and member eligibility determinations, we cannot predict with certainty what our future revenues will be under each of our government contracts even when we believe membership will remain constant.

For further detail about the CMS reimbursement methodology under the PDP program, see "Part II – Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Services/Coverage

Medicaid

The Medicaid programs and services we offer to our members vary by state and county and are designed to serve effectively our constituencies in the communities in which we operate. Although our Medicaid contracts determine to a large extent the type and scope of health care services that we arrange for our members, in certain markets we customize our benefits in ways that we believe make our products more attractive. Our Medicaid plans provide our members with access to a broad spectrum of medical benefits from many facets of primary care and preventive programs to full hospitalization and tertiary care.

In general, members are required to use our network, except in cases of emergencies, transition of care or when network providers are unavailable to meet a member's medical needs, and generally must receive a referral from their primary care physician ("PCP") in order to receive health care from a specialist, such as an orthopedic surgeon or neurologist. Members do not pay any premiums, deductibles or co-payments for most of our Medicaid plans.

Medicare

Through our Medicare Advantage plans, we also cover a wide spectrum of medical services. We provide additional benefits not covered by Original Medicare, such as vision, dental and hearing services. Through these enhanced benefits, the out-of-pocket expenses incurred by our members are reduced, which allows our members to better manage their health care costs.

Most of our Medicare Advantage plans require members to pay a co-payment, which varies depending on the services and level of benefits provided. Typically, members of our CCPs are required to use our network of providers except in cases such as emergencies, transition of care or when specialty providers are unavailable to meet a member's medical needs. CCP members may see an out-of-network specialist if they receive a referral from their PCP and may pay incremental cost-sharing. PFFS plans are open-access plans that allow members to be seen by any physician or facility that participates in the Medicare program, is willing to bill us for reimbursement and accepts our terms and conditions. We have some flexibility in designing benefits packages and we offer benefits that Original Medicare fee-for-service coverage does not offer. Our pilot PPO plans offer members the option to seek any services outside of our contracted network but, in such case, they are subject to higher cost sharing. We also offer special needs plans for those who are dually eligible for Medicare and Medicaid ("D-SNPs"), which are CCPs, in most of our markets. D-SNPs are designed to provide specialized care and support for Medicare beneficiaries, including those who are dually eligible for both Medicare and Medicaid, with frailties or serious chronic conditions. We believe that our D-SNPs are attractive to these beneficiaries due to the enhanced benefit offerings and clinical support programs.

The Medicare Part D benefit, which provides prescription drug benefits, is available to Medicare Advantage enrollees as well as Original Medicare enrollees. We offer Part D coverage in many forms, including stand-alone PDPs and as a component of many of our Medicare Advantage plans.

Depending on medical coverage type, a beneficiary has various options for accessing drug coverage. Beneficiaries enrolled in Original Medicare can either join a stand-alone PDP or forego Part D drug coverage. PFFS beneficiaries can join a PFFS plan that has Part D drug coverage or join a plan without such coverage and choose either to obtain a drug benefit from a stand-alone PDP or forego Part D drug coverage. Beneficiaries enrolled in CCPs or PPOs can join a plan with Part D coverage or forego Part D coverage.

Provider Networks

We contract with a wide variety of health care providers to provide our members with access to medically necessary services. Our contracted providers deliver a variety of services to our members, including: primary and specialty physician care; laboratory and imaging; inpatient, outpatient, home health and skilled facility care; medication and injectable drug therapy; ancillary services; durable medical equipment services; mental health and chemical dependency counseling and treatment; transportation; and dental, hearing and vision care.

The following are the types of providers in our Medicaid and CCP contracted networks:

- *Professionals* such as PCPs, specialty care physicians, psychologists and licensed master social workers;
- *Facilities* such as hospitals with inpatient, outpatient and emergency services, skilled nursing facilities, outpatient surgical facilities, diagnostic imaging centers and laboratory providers;
- *Ancillary providers* such as home health, physical therapy, speech therapy, occupational therapy, ambulance providers and transportation providers; and
- *Pharmacies,* including retail pharmacies, mail order pharmacies and specialty pharmacies.

These providers are contracted through a variety of mechanisms, including agreements with individual providers, groups of providers, independent provider associations, integrated delivery systems and local and national provider chains such as hospitals, surgical centers and ancillary providers. We also contract with other companies who provide access to contracted providers, such as pharmacy, dental, hearing, vision, transportation and mental health benefit managers.

PCPs play an important role in coordinating and managing the care of our Medicaid and CCP products. This coordination includes delivering preventive services as well as referring members to other providers for medically necessary services. PCPs are typically trained in internal medicine, pediatrics, family practice, general practice and, in some markets, obstetrics and gynecology. In rare instances, a physician trained in sub-specialty care will perform primary care services for a member with a chronic condition.

To help ensure quality of care, we credential and recredential all professional providers, including physicians, psychologists, licensed master social workers, certified nurse midwifes, advanced registered nurse practitioners and physician assistants who provide care under the supervision of a physician, directly or through delegated arrangements. This credentialing and recredentialing is performed in accordance with standards required by CMS and consistent with the standards of the National Committee for Quality Assurance ("NCQA").

Our typical professional and ancillary agreements provide for coverage of medically necessary care and have terms of one year. These contracts automatically renew for successive one-year periods unless otherwise specified in writing by either party. These contracts typically can be cancelled by either party, without cause, upon 90 days written notice.

Facility, pharmacy, dental, vision and behavioral health contracts cover medically necessary services and, under some of our plans, enhanced benefits. These contracts typically have terms of one to four years. These agreements may also automatically renew at the end of the contract period unless otherwise specified in writing by either party. During the contract period, these agreements typically can be terminated without cause upon written notice by either party, but the notification period may range from 90 to 180 days and early termination may impose financial penalties on the terminating party.

The contract terms require providers to participate fully with our quality improvement and utilization review programs, which we may modify from time to time, as well as applicable state and federal regulations.

Provider Reimbursement Methods

Physicians and Provider Groups

We reimburse some of our PCPs on a fixed fee per-member-per-month, or PMPM, basis. This type of reimbursement methodology is commonly referred to as capitation. The reimbursement covers care provided directly by the PCP as well as coordination of care from other providers as described above. In certain markets, services such as vaccinations, laboratory or screening services delivered by the PCP may warrant reimbursement in addition to the capitation payment. Further, in some markets, PCPs may also be eligible for incentive payments for achieving certain measurable levels of compliance with our clinical guidelines covering prevention and health maintenance. These incentive payments may be paid as a periodic bonus or when submitting documentation of a member's receipt of services.

In all instances, we require providers to submit data reporting all direct encounters with members. This data helps us to monitor the amount and level of medical treatment provided to our members and to improve our compliance with regulatory reporting requirements to ensure our contracted providers are providing appropriate medical care. Our regulators use the encounter data that we submit, as well as data submitted by other health plans, to set reimbursement rates, assign membership, assess the quality of care being provided to members and evaluate contractual and regulatory compliance. We are reviewing our payment and data collection methods, particularly under capitated arrangements, to improve the accuracy and completeness of our encounter data.

PCPs in our CCP products and, in rare instances, in our Medicaid products, are eligible for a specialized risk arrangement to further align our interests with those of the PCPs. Under these arrangements, we establish a risk fund for each provider based on a percentage of premium received. We periodically evaluate and monitor this fund on an individual or group basis to determine whether these providers are eligible for additional payments or, in the alternative, whether they should pay us. Payments due to us are carried forward and offset against future payments.

Specialty care providers and, in some cases, PCPs, are typically reimbursed a specified fee for the service performed, which is known as fee-for-service. The specified fee is set as a percentage of the amount Medicaid or Medicare would pay under the fee-for-service program. In rare instances, specialty care provider groups in certain regions are paid a capitation rate to provide specialty care services to members in those regions.

For the year ended December 31, 2008, approximately 17% of our payments to physicians serving our Medicaid members were on a capitated basis and approximately 83% were on a fee-for-service basis. During the year ended December 31, 2008, approximately 7% of our payments to physicians serving our Medicare members in CCPs were on a capitated basis and approximately 93% were on a fee-for-service basis.

Facilities

Inpatient services are typically reimbursed as a fixed global payment for an admission based on the associated diagnosis related group, or DRG, as defined by CMS. In many instances, certain services, such as implantable devices or particularly expensive admissions, are reimbursed as a percentage of hospital charges either in addition to, or in lieu of, the DRG payment. Certain facilities in our networks are reimbursed on a negotiated rate paid for each day of the member's admission, known as a *per diem*. This payment varies based upon the intensity of services provided to the member during admission, such as intensive care, which is reimbursed at a higher rate than general medical services.

Facility Outpatient Services

Facility outpatient services are reimbursed either as a percentage of charges or based on a fixed fee schedule for the services rendered, in accordance with ambulatory payment groups or ambulatory payment categories, both as defined by CMS. Outpatient services for diagnostic imaging and laboratory services are reimbursed on a fixed fee schedule as a percentage of the applicable Medicare or Medicaid fee-for-service schedule or a capitation payment.

Ancillary Providers

Ancillary providers, who provide services such as home health, physical, speech and occupational therapy, and ambulance and transportation services, are reimbursed on a capitation or fee-for-service basis.

Pharmacy Services

Pharmacy services are reimbursed based on a fixed fee for dispensing medication and a separate payment for the ingredients. Ingredients produced by multiple manufacturers are reimbursed based on a maximum allowable cost for the ingredient. Ingredients produced by a single manufacturer are reimbursed as a percentage of the average wholesale price. In certain instances, we contract directly with the sole source manufacturer of an ingredient to receive a rebate, which may vary based upon volumes dispensed during the year.

Out-of-Network Providers

When our members receive services for which we are responsible from a provider outside our network, such as in the case of emergency room services from non-contracted hospitals, we generally attempt to negotiate a rate with that provider. In most cases, when a member is treated by a non-contracted provider, we are obligated to pay only the amount that the provider would have received from traditional Medicaid or Medicare.

Sales and Marketing Programs

As of December 31, 2008 and March 13, 2009, our employed sales force consisted of approximately 800 and 700 associates, respectively. We have developed our sales and marketing programs on a localized basis with a focus on the communities in which our members reside. We often conduct our sales programs in community settings and in coordination with government agencies. We regularly participate in local events and organize community health fairs to promote our products and the benefits of preventive care. We also utilize traditional marketing methods such as direct mail, mass media and cooperative advertising with participating medical groups to generate leads. Consistent with our community-focused approach, we employ a culturally diverse sales staff, which allows us to better serve a broader set of beneficiaries, including markets requiring specific language skills and cultural knowledge. In addition, we have fee-for-service relationships with independently licensed insurance agents to help us promote our Medicare plans in most markets.

Our Medicaid marketing efforts are heavily regulated by the states in which we operate, each of which imposes different requirements for, or restrictions on, Medicaid sales and marketing. These requirements and restrictions can be revised from time to time. In addition, local market program design and competitive dynamics affect our sales efforts. For example, the State of Georgia does not permit direct sales by Medicaid health plans. In Georgia, we rely primarily on member selection and auto-assignment of Medicaid members into our plans.

Florida also auto-assigns Medicaid recipients into participating health plans, but historically has permitted direct sales of Medicaid plans as well. However, effective January 1, 2009, the Florida Agency for Health Care Administration ("AHCA"), which oversees the Medicaid program, began prohibiting direct sales to Medicaid recipients for all plans participating in the Florida Medicaid program. Primarily as a result of this change, in September 2008 we eliminated approximately one hundred positions in Florida, most of which were in sales or sales support roles.

Our Medicare marketing and sales activities are also heavily regulated by CMS and the states. CMS has oversight over all, and in some cases has imposed advance approval requirements with respect to, marketing materials used by Medicare Advantage plans, and our sales activities are limited to activities such as conveying information regarding benefits, describing the operations of managed care plans and providing information about eligibility requirements. The activities of our independently licensed insurance agents are also covered by CMS's regulations. As stated above, in February 2009, CMS notified us that, effective March 7, 2009, we have been sanctioned through a suspension of marketing to Medicare beneficiaries and enrollments into all lines of our Medicare business.

On July 15, 2008, The Medicare Improvements for Patients and Providers Act ("MIPPA") became law and, in September 2008, CMS promulgated enabling regulations. MIPPA impacts a broad range of Medicare marketing activities, including those relating to telemarketing, means of approaching potential members, cross-selling of products and compensation. Our marketing efforts for Medicare Advantage plans historically have focused on direct mail, outbound telemarketing and print advertising initiatives in conjunction with our sales force and our network of independently licensed insurance agents. However, we modified our use of outbound telemarketing and other Medicare marketing practices to comply with MIPPA. Although we utilized alternative marketing methods during the most recent Medicare enrollment period, we are continuing to evaluate and assess how these MIPPA changes will affect our ability to obtain Medicare Advantage members and how we will use the most effective alternative marketing methods allowed under MIPPA to educate potential members regarding our products and services.

In addition, our PDP business also benefits from the auto-assignment of members, which is subject to a bid process whereby we submit to CMS our estimated costs to provide services in the next fiscal year. Based on our experience, we expect that the number of members auto-assigned to us will vary year over year. For example, as previously described, we bid above the CMS benchmark in 22 of the 34 CMS regions for plan year 2009 and are ineligible to receive auto-assigned members in these 22 regions. As a result, 252,000 auto-assigned dual-eligible members were assigned away from our plans and approximately 28,000 low-income subsidized members disenrolled from our plans in January 2009.

For further detail regarding restrictions on marketing and sales activities, particularly those to be implemented under the MIPPA, see "Part I – Item 1 – Business – Regulation."

Quality Improvement

We continually seek to improve the quality of care delivered by our network providers to our members and our ability to measure the quality of care provided. Our Quality Improvement Program provides the basis for our quality and utilization management functions and outlines specific, ongoing processes and services designed to improve the delivery of quality health care services to our members, as well as to ensure compliance with regulatory and accreditation standards. Each of our health plans has a Quality Improvement Committee, which is comprised of senior members of management, medical directors and other key Company associates. These committees report directly to the health plan Board of Directors which has oversight responsibilities for the quality of care rendered to our members. The Quality Improvement Committees also have a number of subcommittees that are charged with monitoring certain aspects of care and service, such as health care utilization, pharmacy services and provider credentialing and recredentialing. Several of our subcommittees include physicians as members.

Elements of our Quality Improvement Program include the following: evaluation of the effects of particular preventive measures; member satisfaction surveys; grievance and appeals processes for members and providers; orientation visits to, and site audits of, select providers; provider credentialing and recredentialing; ongoing member education programs; ongoing provider education programs; health plan accreditation; and medical record audits.

Several of our health plans are also accredited by independent organizations that are designed to promote health care quality. Our Florida HMOs are accredited by the Accreditation Association for Ambulatory Health Care ("AAAHC"). Our behavioral health subsidiary is accredited by URAC (formerly known as the Utilization Review Accreditation Commission) and our Georgia HMO was recently accredited by NCQA.

As part of our Quality Improvement Program, at times we have implemented changes to our reimbursement methods to reward those providers who encourage preventive care, such as well-child check-ups, prenatal care and/or adoption of evidence-based guidelines for members with chronic conditions. In addition, we have specialized systems to support our quality improvement activities. We gather information from our systems to identify opportunities to improve care and to track the outcomes of the services provided to achieve those improvements. Some examples of our intervention programs include: a prenatal case management program to help women with high-risk pregnancies deliver full-term, healthy infants; a program to reduce the number of inappropriate emergency room visits; and a disease management program to decrease the need for emergency room visits and hospitalizations.

As previously noted, in April 2008, the Board formed the Health Care Quality and Access Committee. The principal purpose of this committee is to assist the Board by providing general oversight of our policies and procedures governing health care quality and access for our members, which will provide overall direction and guidance to our Quality Improvement Committees.

Competition

Competitive environment. We operate in a highly competitive environment to manage the cost and quality of services that are delivered to government health care program beneficiaries. We currently compete in this environment by offering Medicaid and Medicare health plans in which we accept all or nearly all of the financial risk for management of beneficiary care under these programs.

We typically must be awarded a contract by the government agency with responsibility for a program in order to offer our services in a particular location. Some government programs choose to limit the number of plans that may offer services to beneficiaries, while other agencies allow an unlimited number of plans to serve a program, subject to each plan meeting certain contract requirements. When the number of plans participating in a program is limited, an agency generally employs a bidding process to select the participating plans.

As a result, the number of companies with whom we compete varies significantly depending on the geographic market, business segment and line of business. For example, in Florida, the Medicaid program does not specifically restrict the number of participating plans. In contrast, the Georgia Families and PeachCare program awards contracts to just three plans. We currently compete with one or two other plans in each of the six regions in Georgia. Likewise, in our Medicare business, the number of competitors varies significantly by geography. In most cases, there are numerous other CCP, PFFS and PDP plans and other competitors. We believe a number of our competitors in both Medicare and Medicaid have strengths that may match or exceed our own with respect to one or more of the criteria on which we compete with them. Further, some of our competitors may be better positioned than us to withstand rate compression.

Competitive factors – program participation. Regardless of whether the number of health plans serving a program is limited, we believe government agencies determine program participation based on several criteria. These criteria generally include the terms of the bids as well as the breadth and depth of a plan's provider network; quality and utilization management processes; responsiveness to member complaints and grievances; timeliness and accuracy of claims payment; financial resources; historical contractual and regulatory compliance; references and accreditation; and other factors.

Competitive factors – network providers. In addition, we compete with other health plans to contract with hospitals, physicians, pharmacies and other providers for inclusion in our networks that serve government program beneficiaries. We believe providers select plans in which they participate based on several criteria. These criteria generally include reimbursement rates; timeliness and accuracy of claims payment; potential to deliver new patient volume and/or retain existing patients; effectiveness of resolution of calls and complaints; and other factors.

Auto-assignment. When establishing a contract, the agency with responsibility for the program determines the approach by which a beneficiary becomes a member of one of the plans serving the program. Generally, a government program uses either automatic assignment of members or permits marketing to members by a plan, though some programs employ both approaches.

Some programs assign members to a plan automatically based on predetermined criteria. These criteria frequently are based on a plan's rates, the outcome of a bidding process, or similar factors. For example, we receive auto-assignment of PDP members based on whether our bids during the annual renewal process are above or below the CMS benchmark. In most states, our Medicaid health plans also benefit from auto-assignment of individuals who do not choose a plan upfront but are mandatory participants in managed care programs. Each state differs in their approach to auto-assignment, but may use some of the following criteria in their auto-assignment algorithms: a Medicaid beneficiary's previous enrollment with a health plan or experience with a particular provider contracted with a health plan, enrolling family members in the same plan, a plan's quality or performance status, a plan's network and enrollment size, awarding all auto-assignments to a plan with the lowest bid in a county or region, and equal assignment of non-choosers across all plans in a specified county or region. For more information about how we obtain our members, see "Part I – Item 1 – Business – Sales and Marketing Programs."

Marketing. Other government programs permit plan sponsors to market their plans to beneficiaries, resulting in ongoing competition among the plans to enroll members. We believe a beneficiary selects a plan for membership based on several criteria. These criteria generally include a plan's premiums and cost-sharing terms; provider network composition; benefits and medical services; effectiveness of resolution of calls and complaints; and other factors.

Medicaid segment competitors. In the Medicaid managed care market, our principal competitors for state contracts, members and providers include the following types of organizations:

- *MCOs.* Managed care organizations ("MCOs") that, like us, receive state funding to provide Medicaid benefits to members. Many of these competitors operate in a single or small number of geographic locations. There are a few multi-state Medicaid-only organizations that tend to be larger in size and therefore are able to leverage their infrastructure over a larger membership base. Competitors include private and public companies, which can be either for-profit or non-profit organizations, with varying degrees of focus on serving Medicaid populations.

- *Medicaid Fee-For-Service.* Traditional Medicaid offered directly by the states or a modified version whereby the state administers a primary care case management model.

Medicare segment competitors. In the Medicare market, our primary competitors for contracts, members and providers include the following types of competitors:

- *Original Fee-For-Service Medicare.* Original Medicare is available nationally and is a fee-for-service plan managed by the federal government. Beneficiaries enrolled in Original Medicare can go to any doctor, supplier, hospital or other facility that accepts Medicare and is accepting new Medicare patients.

- *Medicare Advantage and Prescription Drug Plans.* Medicare Advantage and stand-alone Part D plans are offered by national, regional and local MCOs that serve Medicare beneficiaries.

- *Employer Sponsored Coverage.* Employers and unions may subsidize Medicare benefits for their retirees in their commercial group. The group sponsor solicits proposals from Medicare Advantage plans and may select an HMO, PPO, PFFS and/or PDP plan.

- *Medicare Supplements.* Original Medicare pays for many, but not all, health care services and supplies. A Medicare supplement policy is private health insurance designed to supplement Original Medicare by covering the cost of items such as co-payments, coinsurance and deductibles. Some Medicare supplements cover extra benefits for an additional cost. Medicare supplement plans can be used to cover costs not otherwise covered by Original Medicare, but cannot be used to supplement Medicare Advantage plans.

Regulation

Our health care operations are highly regulated by both state and federal government agencies. Regulation of managed care products and health care services is an evolving area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws, statutes, regulations and rules occur frequently.

To offer Medicare and Medicaid HMO coverage, we must apply for and obtain a certificate of authority or license from each state in which we intend to operate. As of December 31, 2008, our health plans were licensed to operate as HMOs in Florida, New York, Connecticut, Illinois, Indiana, Georgia, New Jersey, Ohio, Louisiana, Texas and Missouri.

To offer Medicare PFFS or PPO coverage, we must be licensed under state law as a risk-bearing entity eligible to offer health insurance or health benefits coverage in each state in which the organization wishes to offer PFFS or PPO plans. We have three subsidiaries licensed as health indemnity insurers in the 40 states and the District of Columbia in which we offer PFFS or PPO plans as of March 1, 2009. We also offer our Hawaii plans through one of these health indemnity insurers.

To offer Medicare prescription drug coverage, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") generally requires PDP sponsors to be licensed under state law as a risk-bearing entity eligible to offer health insurance or health benefits coverage in each state in which the sponsor wishes to offer a PDP. However, CMS has implemented a waiver process to allow PDP sponsors to operate prior to obtaining state licensure if, among other reasons, the state has not acted on a sponsor's application within a reasonable period of time or does not have a PDP licensing process available to a sponsor. The entities through which we offer our PDP plans are currently licensed in 48 states plus the District of Columbia as of March 1, 2009. In the remaining states, we operate under one of the previously mentioned CMS waivers or other arrangements, which are approved through December 2009.

As HMOs and insurance companies, our business is regulated by both the state insurance departments and, in some cases in respect of our HMOs, another state agency with responsibility for oversight of HMOs. Generally, the licensing requirements are the same for us as they are for commercial managed health care organizations. We generally must demonstrate to the state that, among other things:

- we have an adequate provider network;
- our quality and utilization management processes comply with state requirements;
- we have procedures in place for responding to member and provider complaints and grievances;
- our systems are capable of processing providers' claims in a timely fashion and for collecting and analyzing the information needed to manage our business;
- our management is competent and trustworthy;
- we comply with the state's sales and marketing regulations; and
- we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.

State Regulation and Required Statutory Capital

Though generally governed by federal law, each of our regulated subsidiaries, including our HMO and insurance subsidiaries, is licensed in the markets in which it operates and is subject to the rules and regulations of, and oversight by, the applicable state department of insurance ("DOI") in the areas of licensing and solvency. Each of our regulated subsidiaries is required to report regularly on its operational and financial performance to the appropriate regulatory agency in the state in which it is licensed. These reports describe each of our regulated subsidiaries' capital structure, ownership, financial condition, certain intercompany transactions and business operations. From time to time, any of our regulated subsidiaries may be selected to undergo periodic audits, examinations or reviews by the applicable state to review our operational and financial assertions.

Our regulated subsidiaries generally must obtain approval from, or provide notice to, the state in which it is domiciled before entering into certain transactions such as declaring dividends in excess of certain thresholds or paying dividends to a related party, entering into other arrangements with related parties, and acquisitions or similar transactions involving an HMO or insurance company, or any other change in control. For purposes of these laws, in general, control commonly is presumed to exist when a person, group of persons or entity, directly or indirectly, owns, controls or holds the power to vote 10% or more of the voting securities of another entity.

Each of our HMO and insurance subsidiaries must maintain a minimum statutory net worth in an amount determined by statute or regulation and we may only invest in types of investments approved by the state. The minimum statutory net worth requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized health care costs, a percentage of certain liabilities, a statutory minimum or risk-based capital ("RBC") requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. As of December 31, 2008, our Connecticut, Georgia, Illinois, Indiana, Louisiana, Missouri, Ohio and PFFS operations were subject to RBC requirements. The RBC requirements may be modified as each state legislature deems appropriate for that state. The RBC formula, based on asset risk, underwriting risk, credit risk, business risk and other factors, generates the authorized company action level, or CAL, which represents the amount of net worth believed to be required to support the regulated entity's business. For states in which the RBC requirements have been adopted, the regulated entity typically must maintain a minimum of the greater of the required CAL or the minimum statutory net worth requirement calculated pursuant to pre-RBC guidelines. In addition to the foregoing requirements, our regulated subsidiaries are subject to restrictions on their ability to make dividend payments, loans and other transfers of cash.

The statutory framework for our regulated subsidiaries' minimum net worth changes over time. For instance, RBC requirements may be adopted by more of the states in which we operate. These subsidiaries are also subject to their state regulators' overall oversight powers. For example, New York enacted regulations that increase the reserve requirement by 150% over an eight-year period. In addition, regulators could require our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators determine that maintaining such additional statutory net worth is in the best interest of our members. For instance, because the Georgia Medicaid program is still new, all plans operating in Georgia are required to maintain required statutory capital at an RBC level of 125% of CAL. Moreover, as we expand our plan offerings in new states or pursue new business opportunities, such as our PFFS products, we may be required to make additional statutory capital contributions.

Each of our operating subsidiaries is required to be licensed by each of the states in which it conducts business. Each insurance company is licensed and regulated by the DOI in its domestic state as well as the DOI in each other state, commonly referred to as foreign jurisdiction, in which it operates. For example, two of our insurance companies that offer our PFFS products are licensed as domestic insurance companies in Arizona and Illinois and operate as foreign insurers in between 38 and 44 other states plus the District of Columbia. Further, each of our HMOs is licensed by the DOI in its domestic state as well as the department of health, or similar agency.

In addition, our Medicaid and S-CHIP activities are regulated by each state's Medicaid, S-CHIP or equivalent agency, and our Medicare activities are regulated by CMS. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

State enforcement authorities, including state attorneys general and Medicaid fraud control units, have become increasingly active in recent years in their review and scrutiny of various sectors of the health care industry, including health insurers and managed care organizations. We routinely respond to subpoenas and requests for information from these entities and, more generally, we endeavor to cooperate fully with all government agencies that regulate our business. For a discussion of our material pending legal proceedings, see "Part I – Item 3 – Legal Proceedings."

Medicaid

As previously described, Medicaid, which was established under the U.S. Social Security Act of 1965, is state-operated and implemented, although it is funded by both the state and federal governments. Within broad guidelines established by the federal government, each state:

- establishes its own eligibility standards;
- determines the type, amount, duration and scope of services;
- sets the rate of payment for services; and
- administers its own program.

Some of the states in which we operate award contracts to applicants that can demonstrate that they meet the state's requirements. Other states engage in a competitive bidding process for all or certain programs. We must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state's operational and financial requirements. These requirements are in addition to those required for a license and are targeted to the specific needs of the Medicaid population. For example:

- we must measure provider access and availability in terms of the time needed for a member to reach the doctor's office;
- our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventive services;
- we must have linkages with schools, city or county health departments, and other community-based providers of health care, in order to demonstrate our ability to coordinate all of the sources from which our members may receive care;
- we must have the capability to meet the needs of disabled members;
- our providers and member service representatives must be able to communicate with members who do not speak English or who are hearing impaired; and
- our member handbook, newsletters and other communications must be written at the prescribed reading level and must be available in languages other than English.

In addition, we must demonstrate that we have the systems required to process enrollment information, report on care and services provided and process claims for payment in a timely fashion. We must also have adequate financial resources to protect the state, our providers and our members against the risk of our insolvency.

Once awarded, our Medicaid government contracts generally have terms of one to four years. Most of these contracts provide for renewal upon mutual agreement of the parties and both parties have certain early termination rights. In addition to the operating requirements listed above, state contract requirements and regulatory provisions applicable to us generally set forth detailed provisions relating to subcontractors, marketing, safeguarding of member information, fraud and abuse reporting and grievance procedures.

Our Medicaid plans are subject to periodic financial and informational reporting and comprehensive quality assurance evaluations. We regularly submit periodic utilization reports, operations reports and other information to the appropriate Medicaid program regulatory agencies.

Medicare

Medicare is a federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital, medical insurance and prescription drug benefits. Medicare beneficiaries have the option to enroll in a Medicare Advantage plan, such as a CCP, PFFS or PPO benefit plan, in areas where such a plan is offered. Under Medicare Advantage, managed care plans contract with CMS to provide benefits that are comparable to, or that may be more attractive to Medicare beneficiaries than, an Original Medicare plan in exchange for a fixed monthly payment per member that varies based on the county in which a member resides, the demographics of the member and the member's health condition.

The MMA made numerous changes to the Medicare program, including expanding the Medicare program to include a prescription drug benefit. Since 2006, Medicare beneficiaries have had the option of selecting the new prescription drug benefit from an existing Medicare Advantage plan or through a stand-alone PDP. The drug benefit, available to beneficiaries for a monthly premium, is subject to certain cost sharing depending upon the specific benefit design of the selected plan. Plans are not required to offer the same benefits, but are required to provide coverage that is at least actuarially equivalent to the standard drug coverage delineated in the MMA.

Along with other Part D plans, including PDPs and Medicare Advantage plans that offer a Part D benefit, or MA-PD, we bid on the Part D benefits in June of each year. Based on the bids submitted, CMS establishes a national benchmark. CMS pays the Part D plans a percentage of the benchmark on a PMPM basis with the remaining portion of the premium being paid by the Medicare member. Members whose income falls below 150% of the federal poverty level qualified for the federal low income subsidy, through which the federal government helps pay the member's Part D premium and certain other cost sharing expenses.

On July 15, 2008, MIPPA became law and, in September 2008, CMS promulgated enabling regulations. MIPPA impacts a broad range of Medicare activities and impacts all types of Medicare managed care plans. The following are some of the requirements under MIPPA which will impact our business:

PFFS plans: MIPPA revises requirements for Medicare Advantage PFFS plans, which may have the effect of ending some of these plans in plan year 2011 where such plans are not able to comply with these new requirements. In particular, MIPPA requires all PFFS plans that operate in markets with two or more networked-based plans must be offered on a networked basis. Currently, we do not have provider networks in the majority of the markets where we offer PFFS plans. We are currently evaluating alternative solutions to establishing a network in targeted areas to meet these requirements, including building a contracted network, contracting with a third party network or withdrawing from certain counties where it is not economically or otherwise feasible to establish networks for this line of business.

Sales and Marketing: MIPPA places prohibitions and limitations on specified sales and marketing activities under Medicare Advantage and prescription drug plans. Among other things, Medicare plans are no longer permitted to make unsolicited contact with potential members by way of outbound telemarketing and community marketing, offer other types of Medicare products to existing members, provide meals to potential enrollees or approach potential members in common or public areas. These changes are likely to increase our administrative costs of enrolling an individual, and could increase the risk of compliance violations and could have a material adverse effect on our ability to enroll new Medicare members particularly because we have historically relied to a large extent on outbound telemarketing and community marketing to sell our products. Although we utilized alternative marketing methods during the most recent Medicare enrollment period, we are continuing to evaluate and assess how these MIPPA changes will affect our continued ability to obtain Medicare Advantage members and how we will use the most effective alternative marketing methods allowed under MIPPA to educate potential members regarding our products and services.

Special Needs Plans: A significant portion of our coordinated care plan membership is enrolled in our D-SNPs. Under MIPPA, D-SNPs such as ours are required to contract with state Medicaid agencies to coordinate benefits. The scope of the D-SNP contract with the state Medicaid agency will depend greatly on what eligibility categories, cost-sharing responsibilities and payment limitations each state has included in its state plan. The contracting process under MIPPA provides an opportunity for D-SNPs and states to improve the coordination of benefits, including defining the overlap between Medicaid and Medicare benefits, eligibility verification processes, payment and coverage responsibilities, marketing and enrollment standards, appeals and grievances procedures and other important operational considerations. Collaboration between states and D-SNPs is expected to create administrative efficiencies and improve beneficiary health outcomes. However, the requirement to contract with state Medicaid agencies imposes potential risk for D-SNP providers such as us because MIPPA does not allow expansion in 2010 or continued operation of a D-SNP after 2010 if a state and the D-SNP provider cannot come to agreement on terms.

Compensation: MIPPA also establishes limits on agent and broker compensation. The CMS implementing regulations require that plans that pay commissions do so by paying for an initial year commission and residual commissions for each of the five subsequent renewal years, thereby creating a six year commission cycle for members moving from Original Medicare and a five year commission cycle for members moving from another Medicare Advantage plan.

S-CHIP Programs

S-CHIP is a health insurance program that is funded jointly by the federal government and states that is designed to help states expand health insurance coverage to children whose families earn too much to qualify for traditional Medicaid, yet not enough to afford private health insurance. States have the option of administering S-CHIP through their existing Medicaid programs, creating separate programs, or combining both strategies. Currently, all 50 states, the District of Columbia and all U.S. territories have approved S-CHIP or similar plans, and many states continue to submit plan amendments to further expand coverage under S-CHIP. In January 2009, the U.S. Congress approved the children's health bill which, among things, reauthorizes and increases federal funding to S-CHIP.

HIPAA and State Privacy Laws

In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and thereafter, the Secretary of Health and Human Services issued regulations implementing HIPAA. HIPAA is intended to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance claims and related transactions. All health plans, including ours, are subject to HIPAA. HIPAA generally requires health plans to:

- protect the privacy and security of patient health information through the implementation of appropriate administrative, technical and physical safeguards; and
- establish the capability to receive and transmit electronically certain administrative health care transactions, such as claims payments, in a standardized format.

We are also subject to state laws that are not preempted by HIPAA, including those that provide for greater privacy of individuals' health information.

Fraud and Abuse Laws

Federal and state enforcement authorities have prioritized the investigation and prosecution of health care fraud, waste and abuse. Fraud, waste and abuse prohibitions encompass a wide range of operating activities, including kickbacks or other inducements for referral of members or for the coverage of products (such as prescription drugs) by a plan, billing for unnecessary medical services by a provider, improper marketing and violation of patient privacy rights. Companies involved in public health care programs such as Medicaid and Medicare are required to maintain compliance programs to detect and deter fraud, waste and abuse, and are often the subject of fraud, waste and abuse investigations and audits. The regulations and contractual requirements applicable to participants in these public-sector programs are complex and subject to change. For example, the new Medicare Part D benefit is likely to lead to increased scrutiny by enforcement officials of managed care providers operating PDP plans and MA-PD plans. Although we believe that we have structured our compliance program with care in an effort to meet all statutory and regulatory requirements, we are continuing to improve our education and training programs, and we expect to invest significant resources to enhance our compliance efforts.

Federal and State Laws and Regulations Governing Submission of Information and Claims to Agencies

We are subject to federal and state laws and regulations that apply to the submission of information and claims to various agencies. For example, the federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person or entity who it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The federal government has taken the position that claims presented in violation of the federal anti-kickback statute may be considered a violation of the federal False Claims Act. Violations of the False Claims Act are punishable by treble damages and penalties of up to a specified dollar amount per false claim. In addition, a special provision under the False Claims Act allows a private person (for example, a "whistleblower" such as a disgruntled former associate, competitor or member) to bring an action under the False Claims Act on behalf of the government alleging that an entity has defrauded the federal government and permits the private person to share in any settlement of, or judgment entered in, the lawsuit.

A number of states, including states in which we operate, have adopted false claims acts, as well as their own laws whereby, under certain conditions, a private party may file a civil lawsuit in state court on behalf of the state government.

Marketing

Our Medicaid marketing efforts are highly regulated by the states in which we operate and CMS, each of which imposes different requirements and restrictions on Medicaid marketing. In general, the states can impose a variety of sanctions for marketing violations, including fines, a suspension of marketing and/or a suspension of new enrollment. For more information about our marketing programs, see "Part I – Item 1 – Business – Sales and Marketing Programs."

The marketing activities of Medicare managed care plans are strictly regulated by CMS. CMS must approve all marketing materials before they can be used. While current federal law preempts state law except with respect to licensure and solvency requirements, the MIPPA and CMS proposed rules will require additional coordination among health plans, states and CMS. For example, in order for us to be able to continue to offer D-SNPs for those who are dually eligible for both Medicare and Medicaid after 2010, we will have to negotiate contracts with all applicable state Medicaid agencies. For more information about regulations governing our marketing activities, see "Part I – Item 1 – Business – Regulation – Medicare."

Technology

A foundation of providing managed care services is the accurate and timely capture, processing and analysis of critical data. Focusing on data is essential to operating our business in a cost effective manner. Data processing and data-driven decision making are key components of both administrative efficiency and medical cost management. We use our information system for premium billing, claims processing, utilization management, reporting, medical cost trending, planning and analysis. The system also supports member and provider service functions, including enrollment, member eligibility verification, primary care and specialist physician roster access, claims status inquiries, and referrals and authorizations.

On an ongoing basis, we evaluate the ability of our existing operations to support our current and future business needs and to maintain our compliance requirements. This evaluation may result in enhancing or replacing current systems and/or processes which could result in our incurring substantial costs to improve our operations and services.

We have a disaster recovery plan that addresses how we recover to an acceptable level of business functionality within stated timelines. Due to ongoing document retention requirements, our ability to recover all business functionality in a timely manner may be impaired. We have a cold-site and business recovery site agreement with a nationally-recognized third party vendor to provide for the restoration of our general support systems at a remote processing center. In 2008, we successfully performed our annual disaster recovery testing for critical business applications defined in our plan.

Employees

We refer to our employees as associates. As of December 31, 2008, we had approximately 4,100 full-time associates. Our associates are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our associates.

Executive Officers of the Company

The following are our executive officers and their ages:

Charles G. Berg (age 51) has served as our Executive Chairman and as a member of our Board since January 2008. Prior to joining WellCare, Mr. Berg has been senior advisor to Welsh, Carson, Anderson & Stowe, a private equity firm, since January 2007. From July 2004 to September 2006, Mr. Berg served as an executive of UnitedHealth Group. From April 1998 to July 2004, Mr. Berg held various executive positions with Oxford Health Plans Inc., which included Chief Executive Officer from November 2002 to July 2004, President and Chief Operating Officer from March 2001 to November 2002, and Executive Vice President, Medical Delivery, from April 1998 to March 2001. Mr. Berg serves as a director of DaVita, Inc. Mr. Berg received his undergraduate degree from Macalester College and a Juris Doctorate from the Georgetown University Law Center.

Heath G. Schiesser (age 41) has served as our President and Chief Executive Officer and as a member of our Board since January 2008. Mr. Schiesser originally joined WellCare in 2002 as Senior Vice President of Marketing and Sales. From January 2005 to July 2006, Mr. Schiesser also served as President of WellCare Prescription Insurance. From July 2006 to January 2008, Mr. Schiesser served as Senior Advisor to WellCare. Prior to joining WellCare, Mr. Schiesser worked at the management consulting firm of McKinsey & Company, co-founded an online pharmacy for Express Scripts, and worked in the development of new ventures. A cum laude graduate of Trinity University, Mr. Schiesser received a Master of Business Administration from Harvard Business School.

Rex M. Adams (age 47) has served as our Chief Operating Officer since September 2008. Prior to joining WellCare, Mr. Adams was the President and Chief Executive Officer of AT&T Incorporated's East Region, from January 2007 to March 2008. In such capacity, Mr. Adams was responsible for consumer and business sales and service, network operations, profit and loss accountability, and the management of over 5,000 employees. For the period prior to AT&T's acquisition of BellSouth, Mr. Adams was an officer of BellSouth Corporation from July 2001 to December 2006, serving in various leadership positions. During the merger transition period from February 2006 to December 2006, Mr. Adams served as Web Development Officer. From December 2004 to January 2006, Mr. Adams was the President of BellSouth Wholesale Services, and had similar responsibilities as President and Chief Executive Officer of AT&T East Region. From January 2004 to November 2004, Mr. Adams was Vice-President, Product Development and Management of BellSouth Corporation, where he was responsible for product profitability, development and commercialization. From July 2001 to November 2004, Mr. Adams was President of BellSouth Long Distance Services, where he was responsible for profit and loss and all areas of BellSouth's long distance business. From September 2007 to October 2008, Mr. Adams has served on the board of trustees for Yale-New Haven Hospital, a premier teaching and research hospital, and as a member of its Finance and Audit Committee. Mr. Adams holds a B.S. from the United States Military Academy at West Point and a Masters in Business Administration from the Harvard Business School.

William Kerr. M.D. (age 43) has served as our Senior Vice President and Chief Medical Officer since August 2007. Prior to joining WellCare, Dr. Kerr served as Vice President of Care Management and eventually Chief Medical Officer of Blue Cross and Blue Shield from November 2004 to August 2007. From September 2000 to November 2004, Dr. Kerr served as Vice President, Professional Networks for Independence Blue Cross. From November 1998 to August 2000, Dr. Kerr served as Regional Medical Director for AmeriHealth of Texas, Inc. Dr. Kerr received his undergraduate degree from the University of Arkansas, magna cum laude, a medical degree from the University of Arkansas for Medical Sciences, and has conducted research at Oxford University.

Adam Miller (age 42) has served as our President, National Medicare since March 2008. Prior to this, Mr. Miller served as Chief Operating Officer of our Medicare Prescription Drug Plan business from January 2006 and our Private Fee-For-Service business from January 2007. From July 2001 to November 2005, Mr. Miller ran UnitedHealth Group's Arizona Medicaid and a related Medicare Special Needs program. Earlier in his career, Mr. Miller was with General Electric in their Medical Systems business in a series of strategy, business development and operational roles, from May 1997 to June 2001. Mr. Miller served as Vice President and General Manager of their global Cardiology Systems division. Prior to this, Mr. Miller was with the Boston Consulting Group where he worked with clients in the pharmaceutical, managed care and medical device industries on issues of growth and profitability enhancement, from 1993 to 1997. Mr. Miller is a graduate of Harvard Business School and the Wharton School of Business at The University of Pennsylvania, where he earned summa cum laude honors.

Thomas F. O'Neil III (age 51) has served as our Senior Vice President, General Counsel and Secretary since April 2008. Prior to joining WellCare, Mr. O'Neil was a partner of the law firm DLA Piper US LLP and its predecessor from June 2002 through March 2008. From December 1995 to June 2002, Mr. O'Neil served as Vice President, Chief Litigation Counsel of MCI Communications Corp., Senior Vice President, Chief Counsel of MCI WorldCom, Inc. and General Counsel of The MCI Group. Earlier in his career Mr. O'Neil was a partner of the law firm of Hogan & Hartson LLP and he served as Assistant U.S. Attorney at the U.S. Department of Justice from March 1986 to December 1989. Mr. O'Neil received his A.B., magna cum laude, from Dartmouth College and his Juris Doctorate from Georgetown University Law Center. Mr. O'Neil is a member of the Board of Regents of Georgetown University and the Board of Visitors of Georgetown University Law Center.

Jonathan P. Rich (age 47) has served as our Senior Vice President and Chief Compliance Officer since August 2008. From July 2006 to July 2008, Mr. Rich was the General Counsel and Chief Compliance Officer for health insurer Aveta Inc. From 1998 to 2006, Mr. Rich was a senior executive at Oxford Health Plans, serving first as Vice President and Director of Litigation and Legal Affairs and later as Senior Vice President and General Counsel. From 1989 to 1998, Mr. Rich was an associate at the law firm of Simpson, Thacher & Bartlett in New York. Mr. Rich is a graduate of Columbia University Law School, where he served on the Columbia Law Review, and of the University of North Carolina, where he earned summa cum laude honors.

Thomas Tran (age 52) has served as our Senior Vice President and Chief Financial Officer since July 2008. Prior to joining WellCare, Mr. Tran was the President, Chief Operating Officer and Chief Financial Officer of CareGuide, Inc., a publicly-traded population health management company, from June 2007 to June 2008. In such capacities, Mr. Tran was responsible for profit and loss accountability for all business lines, field operations, clinical management, centralized service support, technology, network management, finance (including SEC reporting and Sarbanes-Oxley compliance) and investor relations. From July 2005 to June 2007, Mr. Tran was Senior Vice President and Chief Financial Officer of Uniprise, one of the principal operating businesses of UnitedHealth Group that manages health care benefits programs for employers, where he was responsible for overseeing financial reporting, business and financial planning, strategic cost management, actuarial, underwriting, customer banking, business development, business risk management, real estate and procurement. From December 1998 to July 2005, Mr. Tran served as Chief Financial Officer of ConnectiCare, Inc., an HMO based in Connecticut. Prior to ConnectiCare, Mr. Tran was Chief Financial Officer of Blue Cross Blue Shield of Massachusetts from May 1996 to July 1997, and Vice President of Finance and Controller of CIGNA HealthCare from February 1993 to May 1996. Mr. Tran holds a degree in accounting from Seton Hall University and a Masters in Business Administration in Finance from New York University.

About WellCare

We were formed in May 2002 when we acquired our Florida, New York and Connecticut health plans. From inception to July 2004, we operated through a holding company that was a Delaware limited liability company. In July 2004, immediately prior to the closing of our initial public offering, that company was merged into a Delaware corporation and we changed our name to WellCare

Health Plans, Inc. Our principal executive offices are located at 8725 Henderson Road, Renaissance One, Tampa, Florida 33634, and our telephone number is (813) 290-6200. Our website is *www.wellcare.com*. Information contained on our website is not incorporated by reference into this 2008 Form 10-K and such information should not be considered to be part of this report. We make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports on our website, free of charge, to individuals interested in acquiring such reports. The reports can be accessed at our website as soon as reasonably practicable after they are electronically filed with the SEC.

FORWARD-LOOKING STATEMENTS

Statements contained in this 2008 Form 10-K which are not historical fact may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act, and we intend such statements to be covered by the safe harbor provisions for forward-looking statements contained therein. Such statements, which may address, among other things, market acceptance of our products and services, expansion into new targeted markets, product development, our ability to finance growth opportunities, our ability to respond to changes in governance regulations, sales and marketing strategies, projected capital expenditures, liquidity and the availability of additional funding sources may be found in the sections of this report entitled "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report generally. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "targets," "predicts," "potential," "continues" or the negative of such terms or other comparable terminology. You are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These forward-looking statements are inherently susceptible to uncertainty and changes in circumstances, as they are based on management's current expectations and beliefs about future events and circumstances. We undertake no obligation beyond that required by law to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Our actual results may differ materially from those indicated by forward-looking statements as a result of various important factors including the expiration, cancellation or suspension of our state and federal contracts. In addition, our results of operations and projections of future earnings depend, in large part, on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, changes in or terminations of our contracts with government agencies, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, such as major health care providers' inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one-year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. Furthermore, if we are unable to estimate accurately incurred but not reported medical costs in the current period, our future profitability may be affected. Due to these factors and risks, we cannot provide any assurance regarding our future premium levels or our ability to control our future medical costs.

From time to time, at the federal and state government levels, legislative and regulatory proposals have been made related to, or potentially affecting, the health care industry, including but not limited to limitations on managed care organizations, including benefit mandates, and reform of the Medicaid and Medicare programs. Any such legislative and regulatory action, including benefit mandates and reform of the Medicaid and Medicare programs, could have the effect of reducing the premiums paid to us by governmental programs, increasing our medical or administrative costs or requiring us to materially alter the manner in which we operate. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect or ramifications of such future legislation, action or regulation on our business.

Item 1A. Risk Factors.

You should carefully consider the following factors, together with all the other information included in this report, in evaluating our company and our business. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, and the value of our stock could decline. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. As such, you should not consider this list to be a complete statement of all potential risks or uncertainties.

Risks Related to Pending Governmental Investigations and Litigation

Any resolution of the ongoing investigations being conducted by certain federal and state agencies could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are currently under investigation by federal and state authorities, including AHCA, the U.S. Attorney's Office for the Middle District of Florida (the "USAO"), the Civil Division of the U.S. Department of Justice (the "Civil Division"), the Office of Inspector General of the U.S. Department of Health and Human Services (the "OIG") and the Florida Attorney General's Medicaid Fraud Control Unit ("MFCU"). Pursuant to an agreement dated August 18, 2008 with AHCA, the USAO and MFCU, two of our subsidiaries, WellCare of Florida, Inc. and HealthEase of Florida, Inc. (together, the "WellCare Florida HMOs"), agreed to transmit $35.2 million (the "Transmitted Amount") to the Financial Litigation Unit of the USAO. The Transmitted Amount was based on our best estimate, as of the effective date of the agreement, of the total potential amount of Medicaid behavioral health capitation refunds that the WellCare Florida HMOs owe or may owe to AHCA for calendar years 2002 through 2006, but did not include any interest, fines, penalties or other assessments that may be imposed against us. Of the total Transmitted Amount, we acknowledged and agreed that the WellCare Florida HMOs would make payment of not less than a total amount of $24.5 million, and therefore we authorized the USAO, AHCA and MFCU to access and distribute the $24.5 million to the appropriate federal and state agencies in accordance with applicable federal and state law. In addition, the parties to the agreement acknowledged and agreed that $10.7 million of the Transmitted Amount would be held in an escrow account pending resolution of all federal and related state claims by the United States or the State of Florida for monetary damages or other financial impositions of any kind arising from, or related to, the investigation by MFCU or the USAO. The amount held in escrow does not limit in any way the ability of federal or state authorities to recover additional amounts, including interest, civil or criminal fines, penalties or other assessments that may be imposed against us, and we cannot make any assurances that the federal or state authorities will not seek or be entitled to recover amounts in excess of the escrowed amounts. The agreement did not, nor should it be construed to, operate as a settlement or release of any criminal, civil or administrative claims for monetary, injunctive or other relief against us, whether under federal, state or local statutes, regulations or common law. Furthermore, the agreement does not operate, nor should it be construed, as a concession that we are entitled to any limitation of our potential federal, state or local civil or criminal liability.

We are engaged in resolution discussions as to matters under review with the USAO, the Civil Division, the OIG and the State of Florida. Any resolution of the ongoing investigations being conducted by certain federal and state agencies could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Based on the current status of matters and all information known to us to date, in the year ended December 31, 2007 we recorded selling, general and administrative expense and accrued a liability in the amount of $50.0 million in connection with the resolution of these matters, which is included in the Other accrued expenses item within our Consolidated Balance Sheets as of December 31, 2007, and 2008, respectively. We believe that it is probable that the actual resolution amount for all such matters under review will be more than the amounts that have already been reflected in our financial statements; however, we cannot provide an estimable range of additional amounts, if any, nor can we provide assurances regarding the timing, terms and conditions of any potential negotiated resolution of pending investigations by the USAO, the Civil Division, the OIG or the State of Florida.

We have responded to subpoenas issued by the State of Connecticut Attorney General's Office involving transactions between us and our affiliates and their potential impact on the costs of Connecticut's Medicaid program. In addition, the SEC is conducting an informal investigation.

We do not know whether, or the extent to which, any pending investigations will result in the imposition of operating restrictions on our business. If we were to plead guilty to or be convicted of a health care related charge, potential adverse consequences could include revocation of our licenses, termination of one or more of our contracts and/or exclusion from further participation in Medicare or Medicaid programs. In addition, we could be required to operate under a corporate integrity agreement or under the supervision of a monitor, either of which could require us to operate under significant restrictions, place substantial burdens on our management, hinder our ability to attract and retain qualified associates and cause us to incur significant costs. Further, the majority of our contracts pursuant to which we provide Medicare and Medicaid services contain provisions that grant the regulator broad authority to terminate at will contracts with any entity affiliated with a convicted entity or for other reasons. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

The pendency of these investigations as well as the litigation described below could also impair our ability to raise additional capital, which may be needed to pay any resulting interest, civil or criminal fines, penalties or other assessments.

We and certain of our past officers and directors are defendants in litigation relating to our participation in federal health care programs, accounting practices and other related matters, and the outcome of these lawsuits may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Putative class action complaints were filed against us, as well as certain of our past and present officers and directors on October 26, 2007 and on November 2, 2007, alleging, among other things, numerous violations of securities laws. Subsequent developments in these cases are described below in "Part I – Item 3 – Legal Proceedings."

In addition, five putative shareholder derivative actions were filed between October 29, 2007 and November 15, 2007. All five actions contend, among other things, that the defendants allegedly allowed or caused us to misrepresent our reported financial results, in amounts unspecified in the pleadings, and seek damages and equitable relief for, among other things, the defendants' supposed breach of fiduciary duty, waste and unjust enrichment. Subsequent developments in these cases are described below in "Part I – Item 3 – Legal Proceedings."

In addition, in a letter dated October 15, 2008, the Civil Division informed counsel to the Special Committee that as part of the pending civil inquiry, the Civil Division is investigating a number of *qui tam* complaints filed by relators against us under the whistleblower provisions of the False Claims Act, 31 U.S.C. sections 3729-3733. The seal in those cases has been partially lifted for the purpose of authorizing the Civil Division to disclose to us the existence of the *qui tam* complaints. The complaints otherwise remain under seal as required by 31 U.S.C. section 3730(b)(3). We and the Special Committee are undertaking to discuss with the Civil Division, and address, allegations by the *qui tam* relators.

We also learned from a docket search that a former employee filed a *qui tam* action on October 25, 2007 in state court for Leon County, Florida against several defendants, including us and one of our subsidiaries. Because *qui tam* actions brought under federal and state false claims acts are sealed by the court at the time of filing, we are unable to determine the nature of the allegations and, therefore, we do not know whether this action relates to the subject matter of the federal investigations. It is possible that additional *qui tam* actions have been filed against us and are under seal. Thus, it is possible that we are subject to liability exposure under the False Claims Act, or similar state statutes, based on *qui tam* actions other than those discussed in this 2008 Form 10-K.

At this time, we cannot predict the probable outcome of these claims. These and other potential actions that may be filed against us, whether with or without merit, may divert the attention of management from our business, harm our reputation and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows. For a discussion of the aforementioned proceedings, see "Part I – Item 3 – Legal Proceedings."

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows.

Under Delaware law, our charter and bylaws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors, officers and associates with respect to current and future investigations and litigation, including the matters discussed in "Part I — Item 3 — Legal Proceedings." In connection with some of these pending matters, we are required to, or we have otherwise agreed to, advance, and have advanced, significant legal fees and related expenses to several of our current and former directors, officers and associates and expect to continue to do so while these matters are pending. Certain of these obligations may not be "covered matters" under our directors and officers' liability insurance, or there may be insufficient coverage available. Further, in the event the directors, officers and associates are ultimately determined to not be entitled to indemnification, we may not be able to recover the amounts we previously advanced to them.

In addition, we have incurred significant expenses in connection with the pending investigations and litigation. We maintain directors and officers liability insurance in the amounts of $45.0 million for indemnifiable claims and $10.0 million for non-indemnifiable securities claims. We have met the retention limits under these policies. We also maintain insurance in the amount of $120.0 million which provides coverage for our independent directors and officers hired after January 24, 2008 for certain potential matters to the extent they occur after October 2007. We cannot provide any assurances that pending claims, or claims yet to arise, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover our claims. Due to these insurance coverage limitations, we may incur significant unreimbursed costs to satisfy our indemnification and other obligations, which may have a material adverse effect on our financial condition, results of operations and cash flows.

Continuing negative publicity regarding the investigations may have a material adverse effect on our business, financial condition, cash flows and results of operations.

As a result of the ongoing federal and state investigations, shareholder and derivative litigation, restatement of our previously issued financial statements and related matters, we have been the subject of negative publicity. This negative publicity may harm our relationships with current and future investors, government regulators, associates, members, vendors and providers. For example, it is possible that the negative publicity and its effect on our work environment could cause our associates to terminate their employment or, if they remain employed by us, result in reduced morale that could have a material adverse effect on our business. In addition, negative publicity may adversely affect our stock price and, therefore, associates and prospective associates may also consider our stability and the value of any equity incentives when making decisions regarding employment opportunities. Additionally, negative publicity may adversely affect our reputation, which could harm our ability to obtain new membership, building or maintaining our network of providers, or business in the future. For example, when making award determinations, states frequently consider the plan's historical regulatory compliance and reputation. As a result, continuing negative publicity regarding the investigations may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The investigations and related matters have diverted, and are expected to continue to divert, management's attention, which may have a material adverse effect on our business.

In addition to the challenges of the various government investigations and extensive litigation we face, our management team has spent considerable time and effort with regard to the internal and external investigations involving our historical accounting practices and internal controls, disclosure controls and procedures and corporate governance policies and procedures. In particular, our Chief Executive Officer, Chief Financial Officer and General Counsel, as well as senior members of our finance and legal departments, have spent considerable time and effort with regard to the investigations, the restatement and related matters. The significant time and effort spent by our management team on these matters has diverted, and is expected to continue to divert, its attention, which has, and could continue to have, a material adverse effect on our business.

Risks Related to Our Business

We have expended, and expect to continue to expend, significant financial resources as a result of the government and Special Committee investigations, which will reduce our cash available to meet statutory reserve requirements, debt service payments and other corporate obligations for our operations and could have a material adverse effect on our business, financial condition and cash flows.

Through December 31, 2008, we had incurred a total of approximately $124.1 million in administrative expenses associated with, or consequential to, the government and Special Committee investigations, including legal fees, accounting fees, consulting fees, employee recruitment and retention costs and similar expenses. Approximately $103.0 million of these investigation related costs were incurred in 2008.

We expect to continue incurring significant additional costs as a result of the federal and state investigations and pending civil actions, including administrative expenses similar to those discussed above, and costs necessary to improve our corporate governance and address other issues that were identified through the restatement and remediation processes. We may also be required to pay significant damages or other amounts in the event of an adverse judgment or settlement. A substantial amount of these costs will not be covered by, or may exceed the limits of, our insurance. If we are unable to obtain additional financing, such payments may limit cash available for our operations and could impair our ability to meet certain statutory capital reserve requirements. Further, if we cannot obtain additional financing, our cash generated by operations may not be sufficient to meet these obligations.

We are engaged in resolution discussions as to matters under review with the USAO, the Civil Division, the OIG and the State of Florida. Based on the current status of matters and all information known to us to date, in the year ended December 31, 2007 we recorded selling, general and administrative expense and accrued a liability in the amount of $50.0 million in connection with the resolution of these matters, which is included in the Other accrued expenses line item within our Consolidated Balance Sheets as of December 31, 2007, and 2008, respectively. We believe that it is probable that the actual resolution amount for all such matters under review will be more than the amounts that have already been reflected in our financial statements; however, we cannot provide an estimable range of additional amounts, if any, nor can we provide assurances regarding the timing, terms and conditions of any potential negotiated resolution of pending investigations by the USAO, the Civil Division, the OIG or the State of Florida. If we were required to pay a significant amount as restitution and/or a fine or penalty in the near term as part of any resolution, it could have a material adverse effect on our business, financial condition and cash flows. For more information related to this accrual, see Note 11 to the consolidated financial statements included in this 2008 Form 10-K.

If we identify a material weakness in our internal control over financial reporting in future periods, it could require us to incur substantial costs and divert management resources in connection with our efforts to remediate these material weaknesses and to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We identified material weaknesses in our internal control over financial reporting as of December 31, 2007. Specifically, we concluded that (a) former senior management set an inappropriate tone in connection with the Company's efforts to comply with the regulatory requirements related to certain Medicaid contracts that led to a deficiency in the design in our internal controls, and therefore a material weakness existed in a portion of the control environment and control activities components of our internal controls, and (b) former senior management's failure to ensure effective communications regarding certain Medicaid contracts with, among others, our Board and certain regulators resulted in a material weakness in the information and communication system. Solely as a result of the material weaknesses described above, our management also concluded that our disclosure controls and procedures were not effective as of December 31, 2007.

We cannot be certain that any remedial measures we have taken or intend to take will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future and, accordingly, additional material weaknesses may occur in the future. It is possible that additional control deficiencies may be identified in addition to, or that are unrelated to, our review of the work of the Special Committee. These control deficiencies may represent one or more material weaknesses. Our inability to remedy any additional deficiencies or material weaknesses that may be identified in the future could, among other things, cause us to fail to file timely our periodic reports with the SEC; result in the need to further restate our historical financial statements; prevent us from providing reliable and accurate financial information and forecasts or from avoiding or detecting fraud; or require us to incur additional costs or divert management resources to, among other things, comply with Section 404 of the Sarbanes-Oxley Act of 2002.

If our government contracts are not renewed or are renewed on substantially different terms, are terminated or become subject to an enrollment or marketing freeze, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We provide our Medicaid, Medicare, S-CHIP and other services through a limited number of contracts with state, federal or local government agencies. These contracts generally have terms of one to four years and are subject to non-renewal by the applicable government agency. All of our government contracts are terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations.

Our federal and state government contracts are generally subject to cancellation, non-renewal or a potential freeze on marketing or enrollment in the event of the unavailability of adequate program funding, compliance violations or for other reasons. In some jurisdictions, a cancellation or enrollment freeze may be immediate, while in other jurisdictions a notice period is required. For example, during 2008, we were subject to a 60-day Medicaid marketing freeze in three counties in Florida resulting from the state's allegation of wrongful marketing practices. Further, in February 2009, CMS notified us that, effective March 7, 2009, we have been sanctioned through a suspension of marketing to Medicare beneficiaries and enrollments into all lines of our Medicare business. This suspension will remain in effect until CMS has determined that the suspension should be lifted. At this time, we cannot provide any assurances regarding the duration of the suspension and are evaluating the impact that it could have on our results of operations and our business. Nonetheless, we anticipate that our inability to perform marketing activities to, or enroll new Medicare members, as well as any actions that we take in response to the sanction, will have a material negative affect on our results of operations and business in 2009 and potentially beyond. Further, we cannot provide any assurances that we will be able to take appropriate corrective action or that, despite any corrective measures taken on our part, that we will not incur additional penalties, fines or other operating restrictions which could have an additional material adverse affect on our results of operations. In response to the CMS suspension in March 2009, we have made certain changes to our Medicare marketing sales force and are continuing to assess the impact of ceasing marketing activities and the resulting loss of membership to determine what effect, if any, this action will have on our staffing needs and other operational capabilities to effectively and efficiently meet the needs of the members we serve.

Some of our contracts are also subject to termination or are only eligible for renewal through annual competitive bidding processes. For example, renewal of our PDP business is subject to an annual bidding process. As previously described, we bid above the CMS benchmark in 22 of the 34 CMS regions for plan year 2009 and are ineligible to receive auto-assigned members in these regions. As a result, 252,000 auto-assigned dual-eligible members were assigned away from our plans and approximately 28,000 low-income subsidized members disenrolled from our plans in January 2009. If we are unable to renew or to rebid or compete successfully for any of our existing or potential government contracts, if any of our contracts are terminated, or if any limitations or restrictions are imposed, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our encounter data may be inaccurate or incomplete, which could have a material adverse effect on our results of operations, cash flows and ability to bid for, and continue to participate in, certain programs.

We use administrative, claim and clinical data, known as encounter data, to identify members who may benefit from preventive or increased coordination of care or who otherwise need to maintain health status in association with a chronic condition or complex clinical situation. This data may also be aggregated and shared with specific health care providers to determine the effectiveness of care delivered to our members.

We are required to report encounter data to our regulators who use the data to monitor what services we provide to our members, determine if services are being under- or over-utilized and evaluate the quality of the services we provide. To do so, our regulators compare our encounter data to certain defined quality metrics such as the Health Effectiveness Data and Information Set (HEDIS®) or unique metrics defined by the particular regulator. Our regulators may also use our encounter data, as well as data submitted by other health plans, to set reimbursement rates, assign membership, assess the quality of care being provided to members and evaluate contractual and regulatory compliance. For example, New York uses encounter data to measure and rate the quality of services health plans offer. Plans that score well on the quality measures as well as certain other performance standards are rewarded with additional premiums and auto-assigned members. Plans that fail to meet the standards for this additional premium and auto-assigned members, including established quality measures, for three consecutive years could be excluded from participation in the New York Medicaid program. Further, Florida has indicated a desire to implement a quality-based auto-assignment program by September 2009. The formula used to determine health plan assignment may utilize, in part, encounter data submissions.

Failure by our providers to submit key data elements or to conform their submissions to required formats results in deficiencies in our encounter data. We are currently working closely with several states to ascertain or improve the accuracy or completeness of our encounter data. Where we have inaccurate or incomplete encounter data, we are required to expend additional effort to collect or correct this data and we are exposed to regulatory risk for noncompliance. We expect states to increase their reliance on encounter data. Our inability to obtain, or submit in a timely manner, complete and accurate encounter data could significantly affect the premium rates we receive and how membership is assigned to us, which could have a material adverse effect on our results of operations, cash flows and ability to bid for, and continue to participate in, certain programs.

Our estimate of medical benefits expense and medical benefits payable are subject to greater variability when there is more limited claims payment experience or information available to us, which could cause our reported results of operations to be materially different than expected.

The factors and assumptions that are used to develop our estimate of medical benefits expense and medical benefits payable inherently are subject to greater variability when there is more limited claims payment experience or information available to us. For example, from 2004 to 2008, we grew at a rapid pace, through the expansion of existing products and introduction of new products, such as Part D and PFFS, and entry into new geographic areas, such as Georgia. The ultimate claims payment amounts, patterns and trends for new products and geographic areas can not be precisely predicted at their onset, since we, the providers and the members do not have experience in these products or geographic areas. Standard accepted actuarial methodologies require the use of key assumptions consisting of trend and completion factors using an assumption of moderately adverse conditions that would allow for this inherent variability. This can result in larger differences between the originally estimated medical benefits payable and the actual claims amounts paid. Medical cost trends can be volatile and management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs. Actual conditions, however, could differ from those assumed in the estimation process.

Due to the uncertainties associated with the factors used in the assumptions discussed above, the actual amount of medical benefits expense that we incur may be materially different than the amount of medical benefits payable originally estimated. If our estimates of medical benefits payable are inaccurate in the future, our reported results of operations could be favorably or unfavorably impacted. Further, our inability to estimate medical benefits payable accurately may also materially adversely affect our ability to take timely corrective actions, further exacerbating the extent of any material adverse effect on our results of operations. Factors that may cause medical benefits expense to exceed our estimates include, among others:

- lack of experience estimating medical benefits expense for new products and/or in new geographic areas;
- an increase in the cost of health care services and supplies, including pharmaceuticals, whether as a result of inflation or otherwise;

- higher than expected utilization of health care services;
- periodic renegotiation of hospital, physician and other provider contracts;
- the occurrence of catastrophes, major epidemics, terrorism or bio-terrorism;
- changes in the demographics of our members and medical trends affecting them;
- new mandated benefits or other changes in health care laws, regulations and/or practices; and
- unanticipated adverse selection by high cost members.

We manage our medical benefits expense through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, upgraded information systems and reinsurance arrangements. However, we may not be able to manage these expenses effectively in the future. For example, a hypothetical 1.0% increase in our medical benefits ratio ("MBR"), the ratio of our medical expenses to the premiums we receive and a measure of our profitability, would have reduced our earnings before income taxes for the years ended December 31, 2007 and 2008 by approximately $53.0 million and $64.8 million, respectively. If our medical benefits expense increases, our profitability and results of operations could be materially adversely affected.

We derive a large portion of our Medicaid revenues and profits from operations in Florida and Georgia, and legislative or regulatory actions, economic conditions or other factors that materially adversely affect those operations could have a material adverse effect on our profitability and results of operations.

For the year ended December 31, 2008, our Florida and Georgia Medicaid health plans accounted for approximately 32.7% and 41.0% of our total Medicaid segment premium revenues, respectively. If we are unable to continue to operate in Florida and Georgia, if our current operations in Florida and Georgia are significantly curtailed, or either Florida or Georgia are unable or unwilling to pay current rates for Medicaid health plans, our revenues and profits will decrease materially. Our reliance on our Medicaid operations in Florida and Georgia could cause our revenues and profitability to change suddenly and unexpectedly, depending on legislative or regulatory actions, economic conditions and similar factors. For example, in 2009, Florida implemented Medicaid rates that made it economically unfeasible for us to continue to provide services in the Medicaid reform programs. As a result, we notified the State of Florida that we were withdrawing from these programs effective July 1, 2009, which will result in a loss of approximately 80,000 members. These recent and possible future rate reductions will require us to evaluate our medical benefits and administrative expenses. In Georgia, managed care legislation enacted on July 1, 2008 has resulted in program changes designed to address issues raised by health care providers during program implementation. These changes related to payment of claims, eligibility determination and provider contracting, and may negatively impact revenues and profits for the plan. Further, continued economic slowdowns in Florida and Georgia have negatively impacted state revenues. Consequently, in order to meet state budgetary requirements, Florida or Georgia or both may develop future Medicaid capitation rates that are insufficient to keep pace with our medical trends or inflation, therefore reducing our profitability in those markets and materially adversely affecting our results of operations. Similarly, although the U.S. Congress approved the children's health bill which, among things, increases federal funding to the S-CHIP and President Obama signed the American Recovery and Reinvestment Act that provides funding for, among other things, state Medicaid programs and aid to states to help defray budget cuts, because of the unsettled nature of these initiatives, the numerous steps required to implement them and the substantial amount of state flexibility for determining how Medicaid and S-CHIP funds will be used, we are currently unable to assess the ultimate impact that they will have on our business. It is possible that the ultimate impact of these initiatives could be negative.

Negative publicity regarding the managed care industry may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The managed care industry historically has been subject to negative publicity. This publicity may result in increased legislation, regulation and review of industry practices and, in some cases, litigation. These factors may have a material adverse effect on our ability to market our products and services, require us to change our products and services and increase regulatory or legal burdens under which we operate, further increasing the costs of doing business and materially adversely affecting our business, financial condition, results of operations and cash flows.

The government agencies that regulate us can impose restrictions on our operations, which could have a material adverse effect on our profitability, results of operations and cash flows.

The government agencies that regulate us may limit or impose restrictions on us, or suspend our right to market to or add new members if it finds deficiencies in our provider network or operations, compliance violations or for other reasons. For example, during 2008, we were subject to a 60-day Medicaid marketing freeze in three counties in Florida resulting from the state's allegation of wrongful marketing practices. Further, in February 2009, we were notified by CMS that, effective March 7, 2009, we have been sanctioned through a suspension of marketing to Medicare beneficiaries and enrollments into all lines of our Medicare business. This suspension will remain in effect until CMS has determined that it should be lifted. At this time, we cannot provide any assurances regarding the duration of the suspension and we are evaluating the impact that it could have on our results of operations and our business. Nonetheless, we anticipate that our inability to perform marketing activities to, or enroll new Medicare members, as well as any actions that we take in response to the sanction, will have a material negative affect on our results of operations and business in 2009 and potentially beyond. Further, we cannot provide any assurances that we will be able to take appropriate corrective action or that, despite any corrective measures taken on our part, that we will not incur additional penalties, fines or other operating restrictions which could have an additional material adverse affect on our results of operations. In response to the CMS suspension in March 2009, we made certain changes to our Medicare marketing sales force and are continuing to assess the impact of suspending marketing activities and the resulting loss of membership to determine what effect, if any, this action will have on our staffing needs and other operational capabilities to effectively and efficiently meet the needs of the members we serve.

In addition, a governmental entity may take unilateral action to limit or suspend our ability to enter into additional contracts with that entity in the future, which could constrain our ability to expand our business. For example, in 2009 we terminated our contract with CMS to offer PPO plans in Georgia and, as a consequence, under the terms of our contract with CMS, we are not allowed to re-enter Georgia to offer PPO plans for a period of two years.

When we enter new markets, regulators may place certain limitations on our license or may impose restrictions or additional requirements on our operations. For example, the North Carolina Department of Insurance imposed a limitation on the number of PFFS members we can enroll until we have operated in the state for a certain amount of time. Further, when we commenced operations in Ohio, the Ohio Department of Insurance required us to maintain 300% RBC, which is higher than would be required of a plan that had been operating in the state for a longer period of time. These limitations and additional requirements can restrict our ability to grow our membership in new markets and may require us to make additional capital contributions to new plans which could have a material adverse effect on our profitability, cash flows and results of operations.

Because our premiums, which generate most of our revenues, are fixed by contract, we are unable to increase our premiums during the contract term if our corresponding medical benefits expense exceeds our estimates, which could have a material adverse effect on our results of operations.

Most of our revenues are generated by premiums consisting of fixed monthly payments per member. These payments are fixed by contract, and we are obligated during the contract period, which is generally one to four years, to provide or arrange for the provision of health care services as established by state and federal governments. We have less control over costs related to the provision of health care services than we do over our selling, general and administrative expense. Historically, our medical benefits expense as a percentage of premium revenue has fluctuated within a relatively narrow band. For example, our medical benefits expense was 81.1%, 79.4% and 85.3% for the years ended December 31, 2006, 2007 and 2008, respectively. Further, our regulators set premiums using actuarial methods based on historical data. Actual experience, however, could differ from those assumed in the premium-setting process, which could result in premiums being insufficient to cover our medical benefits expense. If our medical benefits expense exceeds our estimates or our regulators' actuarial pricing assumptions, we will be unable to adjust the premiums we receive under our current contracts, which could have a material adverse effect on our results of operations.

Changes in our member mix may have a material adverse effect on our cash flow, profitability and results of operations.

Our revenues, costs and margins vary based on changes to our membership mix, product mix and the demographics of our membership. Our revenues are generally comprised of fixed payments that are determined by the type of member in our plans. The payments are generally set based on an estimation of the medical costs required to serve members with various demographic and health risk profiles. As such, there are sometimes wide variations in the established rates per member in both our Medicaid and Medicare lines of business. For instance, the rates we receive for a Medicaid ABD member are generally significantly higher than for a non-ABD member who is otherwise similarly situated. As the result of the previously described CMS suspension of marketing of, enrollments into, all lines of our Medicare business, we may encounter membership mix changes within our Medicare membership which could negatively impact our results of operations. As the composition of our membership base changes as the result of programmatic, competitive, regulatory, benefit design, economic or other changes, there is a corresponding change to our premium revenue, costs and margins, which may have a material adverse effect on our cash flow, profitability and results of operations.

Our failure to make acquisitions or divestitures on terms favorable to us, or at all, or to successfully integrate the businesses and product lines we acquire, could have a material adverse effect on our financial condition, results of operations and growth prospects.

In addition to organic growth, acquisitions of other health plans remains an element of our growth strategy. However, the ongoing turmoil in the credit markets has made obtaining financing very challenging, and we may not have sufficient available cash to finance an acquisition. Therefore, we may be unable to identify, finance and complete appropriate acquisitions. Similarly, our ability to dispose of our assets may be hindered by our inability to find a suitable purchaser as the result of these market conditions, the pendency of the investigations and related matters or other factors. In addition to general market and financing risks, we are generally required to obtain regulatory approval from one or more state or federal agencies when acquiring or disposing of a health plan, which may require a public hearing. We may be unable to comply with the regulatory requirements for an acquisition or disposition in a timely manner, or at all. Even if we identify suitable acquisition targets or purchasers for our assets, we may be unable to complete these types of transactions on terms favorable to us, or at all.

Further, if we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulties in integrating the acquisitions with our existing businesses. To the extent that we complete acquisitions, we are likely to incur additional costs or administrative challenges associated with entering into geographic areas in which we do not currently operate or expand into new lines of business. Our rate of expansion into other geographic areas or other product lines may also be inhibited by:

- the time and costs associated with obtaining the necessary license to operate in the new geographic area or new line of business, if necessary;
- our inability to develop a network of physicians, hospitals and other health care providers that meets our requirements and those of government regulators;
- competition, which can increase the costs of recruiting members;
- the cost of providing health care services in those geographic areas or lines of business;
- increased administrative and operational efforts and costs consequential to our establishing new operations for, or our inexperience with, a new line of business or geographic area; and
- demographics and population density.

Accordingly, we may be unsuccessful in entering other geographic areas, counties, states or lines of business, which could have a material adverse effect on our financial condition, results of operations and growth prospects.

The inability or failure to maintain effective and secure management information systems and applications, successfully update or expand processing capability or develop new capabilities to meet our business needs could result in operational disruptions and other materially adverse consequences.

Our business depends on effective and secure information systems, applications and operations. The information gathered, processed and stored by our management information systems assists us in, among other things, marketing and sales and membership tracking, underwriting, billing, claims processing, medical management, medical care cost and utilization trending, financial and management accounting, reporting, planning and analysis and e-commerce. These systems also support our customer services functions, provider and member administrative functions and support tracking and extensive analysis of medical expenses and outcome data. These systems remain subject to unexpected interruptions resulting from occurrences such as hardware failures or increased demand. There can be no assurance that such interruptions will not occur in the future, and any such interruptions could have a material adverse effect on our business and results of operations. Moreover, operating and other issues can lead to data problems that affect the performance of important functions, including, but not limited to, claims payment, customer service and accurate financial reporting and customer service.

There can also be no assurance that our process of improving existing systems, developing new systems to support our operations and improving service levels will not be delayed or that system issues will not arise in the future. Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. If we are unable to maintain or expand our systems, we could suffer from, among other things, operational disruptions, such as the inability to pay claims or to make claims payments on a timely basis, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.

Additionally, events outside our control, including acts of nature such as hurricanes, earthquakes, fires or terrorism, could significantly impair our information systems and applications. To help ensure continued operations in the event that our primary data center operations are rendered inoperable, we have a disaster recovery plan that addresses how we recover to an acceptable level of business functionality within stated timelines. Due to ongoing document retention requirements, our ability to recover all business functionality in a timely manner may be impaired. Therefore, our disaster plan may not operate effectively during an actual disaster and our operations could be disrupted, which would have a material adverse effect on our results of operations.

Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, fines and penalties, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our results of operations could be materially adversely affected by cancellation of contracts and loss of members if such breaches are not prevented.

We rely on a number of vendors, and failure of any one of the key vendors to perform in accordance with our contracts could have a material adverse effect on our business and results of operations.

We have contracted with a number of vendors to provide significant assistance in our operational support including, but not limited to, certain enrollment, billing, call center, benefit administration, claims processing functions, sales and marketing and certain aspects of utilization management. Our dependence on these vendors makes our operations vulnerable to such third parties' failure to perform adequately under our contracts with them. Significant failure by a vendor to perform in accordance with the terms of our contracts could have a material adverse effect on our results of operations. Further, due to our growth, business changes or legal proceedings, our ability to manage these vendors may be impacted. In addition, due to these factors, our vendors may request changes in pricing, payment terms or other contractual obligations between the parties which could have a material adverse effect on our business and results of operations.

We encounter significant competition for program participation, network providers and members, and our failure to compete successfully may limit our ability to increase or maintain membership in the markets we serve, which may have a material adverse effect on our growth prospects and results of operations.

We operate in a highly competitive environment and in an industry that is currently subject to significant changes due to business consolidations, changes in regulation that could affect competitors differently, new strategic alliances and aggressive marketing practices by other managed care organizations. We compete principally on the basis of premiums and cost-sharing terms, provider network composition, benefits and medical services provided, effectiveness of resolution of calls and complaints, and other factors. For a discussion of the competitive environment in which we operate, see "Part I – Item 1 – Business — Competition." A number of these competitive elements are partially dependent on, and can be positively affected, by financial resources available to a health plan. Many other organizations with which we compete have substantially greater financial and other resources than we do. Competitors with greater financial resources than us may be better positioned than us to withstand rate compression. Further, we operate in or may attempt to acquire business in programs or markets in which premiums are determined on the basis of a competitive bidding process. In these programs or markets, funding levels established by bidders with significantly different cost structures, target profitability margins or aggressive bidding strategies could negatively impact our ability to maintain or acquire profitable business which could hurt our results of operations. In addition, regulatory reform or other initiatives may bring additional competitors into our markets. Failure to compete successfully in the markets we serve may have a material adverse effect on our growth prospects and results of operations.

We may not be able to retain or effectively replace our executive officers, other members of management or associates, and the loss of any one or more members of management and their managed care expertise, or large numbers of associates, could have a material adverse effect on our business.

Although some of our officers have entered into employment agreements with us, these agreements may not provide sufficient incentives for those officers to continue their employment with us. The loss of the leadership, knowledge and experience of our management teams could have a material adverse effect on our business. Replacing one or more of the members of our management team might be difficult or take an extended period of time.

We may not be able to retain our executive officers, other members of management or associates due to some limitations in our compensation arrangements. Historically, the focus of our compensation program has been on equity awards in the form of restricted stock and stock options. Following the commencement of the governmental investigations in October 2007 and the subsequent decline in our stock price, our ability to attract and retain our associates, including our executive officers, whether through equity awards or more generally, became more challenging. To address our retention issues, among other things, we implemented a retention program that expired at the end of 2008, and a severance program that will terminate at the end of 2009. The remaining severance program may not provide sufficient incentives to retain our officers and other associates and we have not established a new severance program to follow after the current program expires in 2009. Additionally, we have not established a similar retention program to replace the prior program that expired at the end of 2008 although we have implemented other programs that are designed to have a retentive affect. Our success is also dependent on our ability to hire and retain qualified management, and technical and medical personnel. The pendency of the ongoing governmental investigations, litigation and related matters and any ongoing restrictions under which we must operate, such as a corporate integrity agreement or third party monitor, could hinder our ability to attract and retain qualified associates. Accordingly, all of these factors may impair our ability to recruit and retain qualified personnel, which could have a material adverse effect on our business.

We do not expect to sustain the rapid rate of growth we have achieved during the past five years, which could be viewed unfavorably by investors.

Over the past five years we have experienced a rapid rate of growth in our business. We do not foresee growth at the same level of prior years primarily because (i) we believe that our historic rates of growth are unsustainable; (ii) at this time we do not foresee large, one-time opportunities to expand our business, such as the launch of PDPs and the privatization of Georgia Medicaid; and (iii) we intend to divert some resources to strengthen our compliance and operating capabilities. Furthermore, pressure on premium rates or margins could lead us to selectively exit some markets or products. For example, in 2008 we withdrew from the Ohio ABD program and in early 2009 we withdrew from the Florida Medicaid reform counties, in both cases because the premiums we received were insufficient to cover our medical expenses. Finally, recent regulatory changes designed to limit the use of direct and other marketing techniques could cause our rate of membership growth to decline. Accordingly, our business may experience a period of slower growth or contraction in 2009 and beyond, which may be viewed unfavorably by investors.

Ineffective or unsuccessful management of our growth, either generally or with respect to specific products or geographic areas, may have a material adverse effect on our business, results of operations and financial condition.

We had total revenue of approximately $1.4 billion and $6.5 billion in 2004 and 2008, respectively. Management of our past and future potential growth, either generally or with respect to specific products or geographic areas, could place a significant strain on our management team and other resources. Our ability to manage our growth may depend on our ability to retain and strengthen our management team and attract, train and retain skilled associates, and our ability to implement and improve operational, financial and management information systems on a timely basis. We may need to enhance and augment our current systems and operating environment to ensure system and operational reliability as well as compliance with our current and future contracts. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected. In addition, the initial substantial costs related to growth could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to maintain satisfactory relationships with our providers, we may be precluded from operating in some markets, which could have a material adverse effect on our results of operations and profitability.

Our profitability depends, in large part, on our ability to enter into cost-effective contracts with hospitals, physicians and other health care providers in appropriate numbers and at locations convenient for our members in each of the markets in which we operate. In any particular market, however, providers could refuse to contract, demand higher payments or take other actions that could result in higher medical benefits expense. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions. If such a provider or any of our other providers refused to contract with us, use their market position to negotiate contracts that might not be cost-effective or otherwise place us at a competitive disadvantage, those activities could have a material adverse effect on our operating results in that market. Also, in some rural areas, it is difficult to maintain a provider network sufficient to meet regulatory requirements. In the long term, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will affect the relative attractiveness of our managed care products in that market. If we are unsuccessful in negotiating satisfactory contracts with our network providers, it could preclude us from renewing our Medicaid or Medicare contracts in those markets, from being able to enroll new members or from entering into new markets. Also, in situations where we have a deficiency in our provider network, regulators require us to allow members to obtain care from out-of-network providers at no additional cost, which could have a material adverse effect on our ability to manage expenses.

Our provider contracts with network primary care physicians and specialists generally have terms of one to four years, with automatic renewal for successive one-year terms. We may be unable to continue to renew such contracts or enter into new contracts enabling us to serve our members profitably. We are also required to establish acceptable provider networks prior to entering new markets. Further, under MIPPA, we are required to have a network of providers for all of our PFFS plans that operate in markets with two or more networked-based plans. Currently, we do not have provider networks in the majority of the markets where we offer PFFS plans. We are currently evaluating alternative solutions to establishing a network in targeted areas to meet these requirements, including building a contracted network, contracting with a third party network or withdrawing from certain counties where it is not economically or otherwise feasible to establish networks for this line of business. However, if we are unable to establish adequate networks, we will be required to cease offering PFFS plans in these areas. Finally, we may be unable to maintain our relationships with our network providers or enter into agreements with providers in new markets on a timely basis or on favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our results of operations and profitability could be materially adversely affected.

Our inability to obtain or maintain adequate intellectual property rights in our brand names for our health plans or enforce such rights may have a material adverse effect on our business, results of operations and cash flows.

Our success depends, in part, upon our ability to market our health plans under our brand names, including "WellCare," "HealthEase," "Staywell," and "Harmony." We hold a federal trademark registration for the "WellCare" trademark, and we are pursuing applications with the U.S. Patent and Trademark Office to register "HealthEase" and "Harmony." We use the "Staywell" trademark only in the State of Florida, and, pursuant to an agreement in August 2008 with The Staywell Company, a health education company based in St. Paul, Minnesota, we will co-exist with their use of that term for very different kinds of services and will not pursue a federal registration of that trademark. It is possible that other businesses may have actual or purported rights in the same names or similar names to those under which we market our health plans, which could limit or prevent our ability to use these names, or our ability to prevent others from using these names. If we are unable to prevent others from using our brand names, if others prohibit us from using such names or if we incur significant costs to protect our intellectual property rights in such brand names, our business, results of operations and cash flows may be materially adversely affected.

Several members of our management team have been recently appointed to their positions, and a lack of familiarity with our Company or our industry could have a material adverse effect on our business.

During the past year, our management team has undergone a number of changes, including the appointment of several members of senior management, some of whom have limited prior experience with our Company or our industry. Our operations are highly dependent on the experience and skills of our management team. Our new management's team overall lack of familiarity and experience with the Company or our industry could have a material adverse effect on our business.

Failure of our state regulators to approve payments of dividends and/or distributions from certain of our regulated subsidiaries to us or our non-regulated subsidiaries may have a material adverse effect on our liquidity, cash flows, business and financial condition.

On December 31, 2008, three of our Florida regulated subsidiaries declared dividends to one of our non-regulated subsidiaries in the aggregate amount of $105.1 million, two of which were paid on December 31, 2008 and one of which was paid on January 2, 2009. In addition, we currently intend to cause certain of our other regulated subsidiaries to declare dividends and/or distributions to us or certain of our non-regulated subsidiaries in an effort to increase our unregulated cash balances. In most states, we are required to seek the prior approval of state regulatory authorities to transfer money or pay dividends from our regulated subsidiaries in excess of specified amounts or, in some states, any amount. The discretion of the state regulators, if any, in approving or disapproving a dividend or intercompany transaction is often not clearly defined. Health plans that declare non-extraordinary dividends usually must provide notice to the regulators in advance of the intended distribution date of such dividend. If our state regulators do not approve payments of dividends and/or distributions by certain of our regulated subsidiaries to us or our non-regulated subsidiaries, our liquidity, cash flows, business and financial condition may be materially adversely affected.

Claims relating to medical malpractice and other litigation could cause us to incur significant expenses, which could have a material adverse effect on our financial condition and cash flows.

Our providers involved in medical care decisions and associates involved in coverage decisions may be exposed to the risk of medical malpractice claims. Some states have passed or are considering legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations, or eliminates the requirement that providers carry a minimum amount of professional liability insurance. This kind of legislation has the effect of shifting the liability for medical decisions or adverse outcomes to the managed care organization. This could result in substantial damage awards against us and our providers that could exceed the limits of our insurance coverage or could cause us to pay additional premiums to increase our insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our associates could have a material adverse effect on our financial condition and cash flows.

From time to time, we are party to various other litigation matters (including the matters discussed in "Part I – Item 3 – Legal Proceedings"), some of which seek monetary damages. We cannot predict with certainty the outcome of any pending litigation or potential future litigation, and we may incur substantial expense in defending these lawsuits or indemnifying third parties with respect to the results of such litigation, which could have a material adverse effect on our financial condition and cash flows.

We maintain errors and omissions policies as well as other insurance coverage. However, potential liabilities may not be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations, or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future or that insurance will continue to be available to us on a cost-effective basis. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management's attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Risks Related to Our Financial Condition

Our senior secured credit facility, which is currently in default and subject to acceleration by the lenders, will become due and payable on May 13, 2009, and we cannot provide any assurances that adverse developments will not arise that would impede our ability to pay the outstanding balance of approximately $152.8 million when it becomes due.

Our senior secured credit facility with Wachovia Bank, as Administrative Agent, and a syndicate of lenders, which has a term loan facility with an outstanding balance of approximately $152.8 million as of December 31, 2008, is currently in default and subject to acceleration by the lenders and, absent acceleration by the lenders, will become due and payable on May 13, 2009. Our senior secured credit facility also included a revolving credit facility that expired in May 2008. Although we are not in payment default, we are in default of a number of covenants contained in the credit agreement (including our failure to provide the lenders with audited financial statements, our budgets and other requested reports and information, and our inability to maintain certain leverage ratios), some of which cannot be cured prior to maturity of the senior secured credit facility (such as our entry into intercompany loan transactions, which are described in "Management's Discussion and Analysis of Financial Condition and Results of Operation," that were not effected in compliance with the credit agreement). As of the date hereof, our payment obligations under the credit agreement have not been accelerated and the rate of interest has not been increased. However, we cannot provide any assurance that such obligations will not be accelerated or the rate of interest increased in the future or that the lenders will not exercise other remedies for default.

We cannot provide any assurances that adverse developments will not arise that impede our ability to repay in full the outstanding balance under the credit facility when it becomes due. In particular, the timing and amount of any potential resolution of pending investigations by the USAO, the Civil Division, the OIG and the State of Florida are uncertain and could materially and adversely affect our ability to meet our near-term obligations, including repayment of the outstanding balance under the credit facility. Also, our ability to repay in full the outstanding balance under the credit facility could be materially and adversely affected if, among other things, Florida regulators were to require certain of our intercompany loan arrangements which total approximately $50 million to be terminated. In addition, there may be other potential adverse developments that could impede our ability to repay in full the outstanding balance under the credit facility.

Based on third-party information, we believe that Fairholme Capital Management, L.L.C. ("Fairholme"), who also is our largest shareholder, has purchased approximately 67% of the outstanding balance under our term loan facility. As a holder of a majority of the outstanding balance under our term loan facility, Fairholme has the ability to require the exercise of remedies for default, including accelerating our payment obligations and/or increasing the rate of interest.

If we are unsuccessful in our initiative to raise additional unregulated cash, our unregulated cash balances could deteriorate, which could have a material adverse effect on our cash flows, business, financial condition, results of operations and growth prospects.

We are pursuing financing alternatives to, among other things, increase our unregulated cash balances. Financing alternatives that we are pursuing include, but are not limited to, seeking dividends from certain of our regulated subsidiaries to the extent that we are able to access available excess capital and pursuing external financing sources. One or more factors may cause us to be unable to raise additional unregulated cash, including, among others:

- continued turmoil in the financial markets and general adverse economic conditions make it unlikely that we will be able to obtain financing and also may make it more difficult or prohibitively costly for us to raise capital through the issuance of debt or common stock;

- the uncertainty created by the ongoing state and federal investigations is adversely affecting our ability to obtain financing;

- required capital contributions to our regulated subsidiaries are greater than anticipated, resulting from, among other things, lower than expected profitability in our regulated subsidiaries or the imposition of greater capital requirements by state insurance regulators such as the recent request by one of our regulators to contribute a total of approximately $30.0 million in additional statutory capital into two of our HMOs;

- we are unable to obtain the approval of state regulatory authorities to cause certain of our regulated subsidiaries to declare and pay dividends to us or our non-regulated subsidiaries;

- management fees received by our non-regulated third-party administrator subsidiary are less than anticipated as a result of lower than expected premium revenues in our regulated subsidiaries;

- the lenders under our senior secured credit facility accelerate repayment of the outstanding indebtedness thereunder;

- Florida regulators require the regulated subsidiaries to terminate certain intercompany loan arrangements in the amount of $50.0 million, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operation," necessitating the borrowing subsidiary to repay in full the amount owed to the Florida regulated subsidiaries, or other restrictions are placed on the use of proceeds from such loans; and/or

- we are required to pay significant fines or penalties in the near term to resolve one or more of the federal or state investigations or we do not prevail in one or more of the actions described under "Part I – Item 3 – Legal Proceedings."

If we are unsuccessful in our initiative to raise additional unregulated cash, our unregulated cash balances could deteriorate, which could have a material adverse effect on our cash flows, business, financial condition and results of operations.

Recent disruptions in the financial markets and the general economic slowdown could cause us to be unable to obtain financing and expose us to risks related to the overall macro-economic environment, which could have a material adverse effect on our business, financial condition and results of operations.

The United States equity and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many equities to fluctuate substantially and the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in some cases have resulted in the unavailability of financing, even for companies who are otherwise qualified to obtain financing. These events make it unlikely that we will be able to obtain financing and also may make it more difficult or prohibitively costly for us to raise capital through the issuance of debt or common stock.

In addition, due to the general economic slowdown, we may be exposed to risks related to the overall macro-economic environment, including a lower rate of return than we have historically experienced on our invested assets, being limited in our ability to sell or liquidate our invested assets, such as our auction rate securities, and receiving inadequate premium payments from our government payors due to state budget constraints. Such risks, if realized, could have a material adverse effect on our business, financial condition and results of operations.

Our significant debt obligations, the restrictions under which we operate as set forth in our senior secured credit facility, and our default status under our senior secured credit facility could have a material adverse effect on our results of operations, financial condition, business strategy, liquidity and cash flow position.

We have outstanding indebtedness as of December 31, 2008 of approximately $152.8 million under our senior secured credit facility. As noted above, our senior secured credit facility is currently in default and the lenders have the right to exercise remedies for default, including, among others, accelerating the amounts due under the credit facility, increasing the rate of interest and preventing us from accessing funds held by certain of our regulated subsidiaries. As of the date hereof, the lenders have not exercised any such remedies for default, but we cannot provide any assurance that they will not do so in the future. In the absence of the exercise of remedies by the lenders, our senior secured credit facility becomes due and payable on May 13, 2009. The required repayment of the outstanding balance will materially reduce our outstanding cash balances unless we are able to refinance this debt.

Our current default status and near term obligation to repay in full the outstanding balance under the credit facility also may have a material adverse effect on our results of operations, financial condition and business strategy resulting from, among others, the following:

- increasing our vulnerability to adverse economic, regulatory and industry conditions, and placing us at a disadvantage to our competitors;
- limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- limiting our ability to fund capital expenditures, capital reserve requirements, acquisitions, and general, corporate and other operating purposes.

In addition, restrictions and covenants in the documents governing our senior secured credit facility – including prescribed fixed charge coverage and leverage ratios and limitations on capital expenditures and acquisitions – may cause our financial and operating flexibility to be limited by, among other things, restricting our ability to (i) engage in certain transactions, (ii) incur liens, (iii) declare dividends to shareholders without lender approval, (iv) fund capital expenditures, capital reserve requirements, acquisitions, and general, corporate and other operating purposes, and (v) incurring indebtedness.

Our failure to comply with covenants in our debt instruments could result in our indebtedness being immediately due and payable and the loss of our assets, which could have a material adverse effect on our business, financial condition and cash flows.

Our credit facility is secured by a pledge of substantially all of the assets of our non-regulated entities, which includes the stock of our regulated subsidiaries directly held by our non-regulated entities. If we fail to pay any of our indebtedness when due, or if we breach any of the other covenants in the instruments governing our indebtedness, such as the obligation to provide the lenders audited financial statements, it may result in one or more events of default. As a result of the on-going investigations discussed in Note 11, the

Company has been unable to satisfy a number of its obligations under the Credit Agreement, including providing audited financial statements, annual financial plans and other information sought by the lenders under the Credit Agreement. Consequently, since November 2007 the Company has been in technical default under the terms of this Credit Agreement. In addition, since September 30, 2008, the Company was in default of certain covenants set forth in the Credit Agreement requiring the Company to maintain certain leverage ratios. The Company continues to make payments as required, and consequently, there has been no payment default under the terms of the Credit Agreement. To date, the lenders have not accelerated any amounts outstanding under the credit facility, proceeded against the collateral securing the indebtedness or exercised other remedies, but we cannot assure you that they will not do so in the future. If the lenders accelerate the amounts outstanding under the credit facility, proceed against the collateral securing the indebtedness or exercise other remedies, our business, financial condition and cash flows could be materially adversely affected.

Downgrades in our debt ratings may have a material adverse effect on our business, financial condition, access to capital markets, and our ability to obtain alternative financing options.

Claims paying ability, financial strength and debt ratings by recognized rating organizations are an increasingly important factor in establishing the competitive position of managed-care insurance companies. Ratings information is broadly disseminated and generally used throughout our industry. We believe our claims paying ability and financial strength ratings are an important factor in promoting our services to certain of our constituents. Our debt ratings impact both the cost and availability of future borrowings. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. Our ratings reflect each rating agency's opinion of our financial strength, operating performance, and ability to meet our debt obligations or obligations to providers. Downgrades in our ratings, should they occur, may have a material adverse effect on our business, financial condition, access to capital markets, and our ability to obtain alternative financing options.

Our investments in auction rate securities are subject to risks that may cause losses and have a material adverse effect on our liquidity.

As of December, 31, 2008, all of our long-term investments were comprised of municipal note investments with an auction reset feature ("auction rate securities"). These notes are issued by various state and local municipal entities for the purpose of financing student loans, public projects and other activities, which carry investment grade credit ratings. Liquidity for these auction rate securities is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at pre-determined intervals, usually anywhere from seven to 35 days. Recently, auctions for some of these auction rate securities have failed and there is no assurance that auctions on the remaining auction rate securities in our investment portfolio will continue to succeed. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. The securities for which auctions have failed will continue to accrue interest at the contractual rate and be auctioned every seven, 14, 28 or 35 days, as the case may be, until the auction succeeds, the issuer calls the securities, or they mature. As a result, our ability to liquidate and fully recover the carrying value of our auction rate securities in the near term may be limited or non-existent. We may be required to wait until market stability is restored for these instruments or until the final maturity of the underlying notes (up to 31 years) to realize our investments' recorded value.

If the issuers of these auction rate securities are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments.

Risks Related to Being a Regulated Entity

CMS's risk adjustment payment system makes our revenue and profitability difficult to predict and could result in material retroactive adjustments that have a material adverse effect on our results of operations.

CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish incentives for Medicare plans to enroll and treat less healthy Medicare beneficiaries. CMS's risk adjustment model bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, diagnosis data from ambulatory treatment settings, including hospital outpatient facilities and physician visits, gender, age, and Medicaid eligibility. CMS requires all managed care companies to capture, collect, and report the necessary diagnosis code information to CMS. Because 100% of Medicare Advantage premiums are now risk-based, it is more difficult to predict with certainty our future revenue or profitability.

In addition, CMS establishes premium payments to Medicare plans generally at the beginning of the calendar year and then adjusts premium levels on two separate occasions during the year on a retroactive basis. The first such adjustments update the risk scores for the current year based on prior year's dates of service. The second such adjustment is a final retroactive risk premium settlement for the prior year. As a result of the variability of factors, including plan risk scores, that determine such estimates, the actual amount of CMS's retroactive payment could be materially more or less than our estimates. Consequently, our estimate of our plans' risk scores for any period and our accrual of premiums related thereto may result in adjustments to our Medicare premium revenue and, accordingly, could have a material adverse effect on our results of operations.

On February 22, 2008, CMS published preliminary results of a study designed to assess the degree of coding pattern differences between Original Medicare and Medicare Advantage and the extent to which any such differences could be appropriately addressed by an adjustment to risk scores. CMS's study of risk scores for Medicare populations from 2004 through 2006 found that Medicare Advantage member risk scores increased substantially more than the risk scores for the general Medicare fee-for-service population. CMS found that the overall risk scores of "stayers" (a CMS term referring to those persons who were enrolled either in the same Medicare Advantage plan or in Original Medicare during the study periods) in Medicare Advantage increased more than those of Original Medicare stayers. Accordingly, in the 2009 Advance Notice of Methodological Changes for Calendar Year 2009 for Medicare Advantage Capitation Rates and Part D Payment Policies, CMS summarized findings from its analysis of risk scores over the 2004-2006 time period and proposed to apply a coding difference adjustment to contracts whose disease scores for stayers exceeded fee-for-service by twice the industry average. The agency proposed to apply an adjustment that was calculated based on those contracts that fell above the threshold. In response to the Advance Notice, CMS received a significant number of comments on the proposed adjustment for Medicare Advantage coding differences, most of which disagreed with the view that CMS had identified differences in coding patterns between Medicare Advantage and fee-for-service Medicare. CMS then decided not to make a coding intensity adjustment for 2009. On February 20, 2009, CMS published the 45-day advance notice for the 2010 preliminary rating methodology. For calendar year 2010, a negative coding intensity adjustment factor will apply to all managed care plans. Plans will receive final rates for 2010 in April 2009. If the coding intensity adjustment factor is implemented as proposed, this would result in a significant decrease in our Medicare revenues.

Reductions in funding for government health care programs could have a material adverse effect on our results of operations.

All of the health care services we offer are through government-sponsored programs, such as Medicaid and Medicare. As a result, our profitability is dependent, in large part, on continued funding for government health care programs at or above current levels. For example, the premium rates paid by each state to health plans like ours differ depending on a combination of factors such as upper payment limits established by the state and federal governments, a member's health status, age, gender, county or region, benefit mix and member eligibility categories. Future Medicaid premium rate levels may be affected by continued government efforts to contain medical costs or state and federal budgetary constraints. Some of the states in which we operate have experienced fiscal challenges leading to significant budget deficits. According to the National Association of State Budget Officers, Medicaid spending consumes approximately one-quarter of the average state's budget, representing the second largest expenditure. Health care spending increases appear to be more limited than in the past, states continue to look at Medicaid programs as opportunities for budget savings and some states may find it difficult to continue paying current rates to Medicaid health plans.

Changes in Medicaid funding may lead to reductions in the number of persons enrolled in or eligible for Medicaid, reductions in the amount of reimbursement or elimination of coverage for certain benefits such as pharmacy, behavioral health or other benefits. In some cases, changes in funding could be made retroactive, in which case we may be required to return premiums already received or receive reduced future payments. In the recent past, all of the states in which we operate have implemented or considered legislation or regulations that would reduce reimbursement rates, payment levels, benefits covered or the number of persons eligible for Medicaid. Reductions in Medicaid payments could reduce our profitability if we are unable to reduce our expenses at the same rate.

Further, continued economic slowdowns in our markets have negatively impacted state revenues. The number of persons eligible to receive Medicaid benefits may grow more slowly or even decline more rapidly or in tandem with declining economic conditions. For example, the governments that oversee the Medicaid programs could choose to limit program eligibility in an effort to reduce the portion of their respective state budgets attributable to Medicaid, which would cause our membership and revenues to decrease. Therefore, declining general economic conditions may cause our membership levels to decrease even further, which could have a material adverse effect on our results of operations. The states may also develop future Medicaid capitation rates that, while actuarially sound, are insufficient to keep pace with medical trends or inflation, therefore reducing our profitability in those markets and materially adversely affecting our results of operations.

We are experiencing pressure on rates in Florida and Georgia, two states from which we derive a substantial portion of our revenue. In 2009, Florida implemented Medicaid rates that made it economically unfeasible for us to continue to participate in the Medicaid reform programs. As a result, we notified the State of Florida that we were withdrawing from these programs effective July 1, 2009, which will result in a loss of approximately 80,000 members. New legislation in Georgia related to payment of claims, eligibility determination and provider contracting, may negatively impact revenues and profits for the plan in 2009 and beyond. Further, continued economic slowdowns in Florida and Georgia, as well as other states, could result in additional state actions that could adversely affect our revenues.

Similar to Medicaid, reductions in payments under Medicare or the other programs under which we offer health plans could likewise reduce our profitability. The MMA permits premium levels for certain Medicare plans to be established through competitive bidding, with Congress retaining the ability to limit increases in premium levels established through bidding from year to year. The federal government also has passed legislation that phases out Medicare Advantage budget neutrality payments through 2011, which impacts premium increases over that timeframe. The U.S. Congress is considering other reductions to rates or other changes to Medicare Part D which could also have a material adverse effect on our results of operations. CMS recently announced preliminary 2010 Medicare Advantage payment rates which are between 4% and 5% below 2009 rates. Assuming the 20% physician rate cut implicit in the rates is not enacted, the following are among the events that are likely to occur: member benefits will be reduced; member premiums will be increased; and margins will decline. These events are likely to have a negative affect on our 2010 operating results and membership.

In January 2009, the new presidential administration took office. Although the new administration and recently elected U.S. Congress have expressed some support for measures intended to expand the number of citizens covered by health insurance and other changes within the health care system, the costs of implementing any of these proposals could be financed, in part, by reductions in the payments made to under Medicare and other government programs. Similarly, although the U.S. Congress approved the children's health bill which, among things, increases federal funding to S-CHIP and President Obama signed the American Recovery and Reinvestment Act that provides funding for, among other things, state Medicaid programs and aid to states to help defray budget cuts, because of the unsettled nature of these initiatives, the numerous steps required to implement them and the substantial amount of state flexibility for determining how Medicaid and S-CHIP funds will be used, we are currently unable to assess the ultimate impact that they will have on our business.

We are subject to extensive government regulation, and any violation by us of applicable laws and regulations could have a material adverse effect on our results of operations.

Our business is extensively regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than stockholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer, and how we interact with our members, providers and the public. Any violation by us of applicable laws and regulations could reduce our revenues and profitability, thereby having a material adverse effect on our results of operations.

We are subject to periodic reviews and audits under our contracts with state government agencies, and these audits could have adverse findings which may have a material adverse effect on our business.

We contract with various governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- forfeiture or recoupment of amounts we have been paid pursuant to our government contracts;
- imposition of significant civil or criminal penalties, fines or other sanctions on us and/or our key associates;
- loss of our right to participate in government-sponsored programs, including Medicaid and Medicare;
- damage to our reputation in various markets;
- increased difficulty in marketing our products and services;

- inability to obtain approval for future service or geographic expansion; and
- suspension or loss of one or more of our licenses to act as an insurer, HMO or third party administrator or to otherwise provide a service.

We are currently undergoing standard periodic audits by several Departments of Insurance and CMS to verify compliance with our contracts and applicable laws and regulations. In 2008, CMS completed its routine comprehensive audit of all of our Medicare operations. CMS's audit report indicates that we are deficient in a number of areas. We implemented corrective action plans to address CMS's findings, but in February 2009, CMS notified us that, effective March 7, 2009, we have been sanctioned through a suspension of marketing to Medicare beneficiaries and enrollments into all lines of our Medicare business. This suspension will remain in effect until CMS determines that the suspension should be lifted. Among other areas, CMS's decision was based on findings of deficiencies in our enrollment and disenrollment operations; appeals and grievances; timely and proper responses to beneficiary complaints and requests for assistance; and marketing and agent/broker oversight activities. We are working closely with CMS to address their concerns. At this time, we cannot provide any assurances regarding the duration of the suspension or the ultimate impact it will have on our results of operations and our business. Nonetheless, we anticipate that our inability to perform marketing activities to Medicare beneficiaries, or enroll new Medicare members into our plans, as well as any actions that we take in response to the sanctions, will have a material adverse affect on our results of operations and business in 2009 and potentially beyond.

We are subject to laws and government regulations that may delay, deter or prevent a change of control of our Company, which could have a material adverse effect on our ability to enter into transactions favorable to shareholders.

We are subject to state laws regarding insurers and HMOs that are subsidiaries of insurance holding companies that require prior regulatory approval for any change of control of an HMO or insurance subsidiary. For purposes of these laws, in most states "control" is presumed to exist when a person, group of persons or entity acquires the power to vote 10% or more of the voting securities of another entity, subject to certain exceptions. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our Company, including through transactions, and in particular through unsolicited transactions, which could have a material adverse effect on our ability to enter into transactions that some or all of our shareholders find favorable.

We are subject to extensive fraud and abuse laws which may give rise to lawsuits and claims against us, the outcome of which may have a material adverse effect on our financial position, results of operations and cash flows.

Because we receive payments from federal and state governmental agencies, we are subject to various laws commonly referred to as "fraud and abuse" laws, including the federal False Claims Act, which permit agencies and enforcement authorities to institute suit against us for violations and, in some cases, to seek treble damages, penalties and assessments. Liability under such federal and state statutes and regulations may arise if we know or it is found that we should have known that information we provide to form the basis for a claim for government payment is false or fraudulent, and some courts have permitted False Claims Act suits to proceed if the claimant was out of compliance with program requirements. "*Qui tam*" actions under federal and state law can be brought by any individual on behalf of the government. *Qui tam* actions have increased significantly in recent years, causing greater numbers of health care companies to have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other state or federal health care programs as a result of an investigation arising out of such action. Many states, including states where we currently operate, have enacted parallel legislation.

In a letter dated October 15, 2008, the Civil Division informed counsel to the Special Committee that as part of the pending civil inquiry, the Civil Division is investigating a number of *qui tam* complaints filed by relators against us under the whistleblower provisions of the False Claims Act, 31 U.S.C. sections 3729-3733. The seal in those cases has been partially lifted for the purpose of authorizing the Civil Division to disclose to us the existence of the *qui tam* complaints. The complaints otherwise remain under seal as required by 31 U.S.C. section 3730(b)(3). We and the Special Committee are undertaking to discuss with the Civil Division, and address, allegations by the *qui tam* relators.

We also learned from a docket search that a former employee filed a *qui tam* action on October 25, 2007 in state court for Leon County, Florida against several defendants, including us and one of our subsidiaries. Because *qui tam* actions brought under federal and state false claims acts are sealed by the court at the time of filing, we are unable to determine the nature of the allegations and, therefore, we do not know at this time whether this action relates to the subject matter of the federal investigations. It is possible that additional *qui tam* actions have been filed against us and are under seal. Thus, it is possible that we are subject to liability exposure under the False Claims Act, or similar state statutes, based on *qui tam* actions other than those discussed in this 2008 Form 10-K.

We can give no assurances that we will not be subject to civil actions and enforcement proceedings under these federal and state statutes and regulations in the future. Any such claims, proceedings or violations could have a material adverse effect on our financial position, results of operations and cash flows.

If state regulatory agencies require a higher statutory capital level for our existing operations or if we become subject to additional capital requirements, we may be required to make additional capital contributions to our regulated subsidiaries, which would have a material adverse effect on our cash flows and liquidity.

Our operations are conducted through licensed HMO and insurance subsidiaries. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital and maintenance of certain financial ratios, as defined by each state. One or more of these states may raise the statutory capital level from time to time, which could have a material adverse effect on our cash flows and liquidity. For example, New York adopted regulations that increase the capital reserve requirement by 150% over an eight-year period. The phased-in increase in reserve requirements to which our New York plan is subject will, over time, materially increase our reserve requirements in New York. Other states may elect to adopt risk-based capital requirements based on guidelines adopted by the NAIC. As of December 31, 2008, our operations in Connecticut, Georgia, Illinois, Indiana, Louisiana, Missouri and Ohio, and our PDP and PFFS operations, were subject to such guidelines.

Our subsidiaries also may be required to maintain higher levels of statutory net worth due to the adoption of risk-based capital requirements by other states in which we operate. Our subsidiaries are subject to their state regulators' general oversight powers. Regardless of whether a state adopts the risk-based capital requirements, the state's regulators can require our subsidiaries to maintain minimum levels of statutory net worth in excess of amounts required under the applicable state laws if they determine that maintaining such additional statutory net worth is in the best interests of our members. In addition, as we continue to expand our plan offerings in new states or pursue new business opportunities, we may be required to make additional statutory capital contributions. In either case, any additional capital contribution made to one or more of the affected subsidiaries could have a material adverse effect on our liquidity, cash flows and growth potential, which could harm our ability to implement our business strategy by, for example, hindering our ability to make debt service payments on amounts drawn from our credit facilities. In addition, increases of statutory capital requirements could cause us to withdraw from certain programs or markets where it becomes economically difficult to continue to be profitable. For example, we recently evaluated the capitalization requirement for our PFFS plans and determined that it was economically prudent to withdraw from participation in these plans in Texas, Florida and Wisconsin since the capital requirements for these states applied to the subsidiary as a whole, effectively increasing the capital requirements for several other states operating under the same license. If we restructure our insurance licenses for Florida, Texas and Wisconsin such that the capital requirements apply only to the business in those states, we may re-consider our interest in offering products in those states. Accordingly, effective January 1, 2009 we exited the PFFS business in these three states in which we provided services to approximately 10,000 members.

Additionally, one or more of our regulators could require one or more of our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators were to determine that such a requirement were in the interest of our members. For example, a state regulator recently notified us that in its view, notwithstanding a parental guarantee that has been in place since 2006, two of our HMOs should contribute a total of approximately $30.0 million in additional statutory capital. We are currently discussing this request with the regulator.

We derive a substantial portion of our Medicare revenues from our PDP operations, and legislative or regulatory actions, economic conditions, bidding results or other factors that adversely affect those PDP operations could have a material adverse effect on our profitability and results of operations.

We derive a substantial portion of our Medicare revenues from our PDP operations. Our ability to operate our PDP plans profitably depends on our ability to attract members, to price our plans appropriately, to continue to develop core systems and processes, to manage our medical expenses related to these plans and other factors. We do not know whether we will be able to sustain our PDP operations profitability over the long-term, and our failure to do so could have a material adverse effect on our profitability and results of operations. There are numerous factors that could have a materially adverse effect on our PDP operations, as well our Medicare Part D and other plans in general. Those that are particularly applicable to our PDP operations include:

- *Risk corridors*: The MMA provides for "risk corridors" that are designed to limit to some extent the losses PDP plans would incur if the medical expenses exceed the reimbursement to be received from CMS. These risk corridors are designed to widen over time. The risk corridors for 2006 and 2007 provided more protection against excess losses than are available for 2008 and future years as the thresholds increase and the reimbursement percentages decrease. Reimbursement or other reconciliations from CMS could be delayed, which could cause us to incur more up-front costs for operating the program.

- *Annual Bidding:* Along with other Part D plans, including PDPs and MA-PDs, we bid on Part D benefits in June each year. Based on the bids submitted, CMS establishes a national benchmark. Plans that bid below the benchmark are eligible to have members automatically assigned to them. Consequently, our ability to bid below the benchmark impacts our ability to receive automatically assigned members. As previously described, we bid above the CMS benchmark in 22 of the 34 CMS regions for plan year 2009 and are ineligible to receive auto-assigned members in these regions. As a result, 252,000 auto-assigned dual-eligible members were assigned away from our plans and approximately 28,000 low-income subsidized members disenrolled from our plans in January 2009.

- *Competition:* We have encountered competition from other PDP plans, some of which may have significantly greater resources and brand recognition than we do, and new PDP plans are entering the business. During the annual bidding process described above, we compete with other plans to bid below the CMS benchmark for auto-assigned members. During the annual open-enrollment period, we compete with other PDP plans to obtain members who can select their PDP plan. We cannot predict whether we will be able to continue to compete effectively in this market.

Those factors that apply to all of our Medicare plans, including PDP and Part D, include:

- *Membership:* Medicare beneficiaries who are dual-eligibles generally are able to disenroll and choose another PDP plan at any time, and certain other Medicare beneficiaries also may have a limited ability to disenroll from the plan they initially select and choose a different PDP plan. All Medicare beneficiaries are able to change PDP plans during the annual open enrollment period. We may not be able to retain the auto-assigned members or those members who affirmatively choose our PDP plans, and we may not be able to attract new PDP members.

- *Benefits expense:* We may experience higher benefits expense as a result of an increase in the cost of pharmaceuticals, possible changes in our pharmacy rebate program with drug manufacturers, higher than expected utilization and new mandated benefits or other regulatory changes that increase our costs.

- *Regulatory and administration*: CMS may alter the Medicare Part D program in a manner that could be detrimental to us.

- *Utilization of benefits*: We make actuarial assumptions about the utilization of benefits in our PDP plans. Because our membership mix changes in this program from year to year, our assumptions are based on data that may not be applicable to our current PDP membership base and we cannot assure you that these assumptions will prove to be correct or that premiums will be sufficient to cover the benefits provided.

Several changes to the Medicare program resulting from the MIPPA legislation that became effective in 2008 could increase competition for our existing and prospective members and have a material adverse effect on our results of operations.

On July 15, 2008, MIPPA became law and in September 2008 CMS promulgated enabling regulations. MIPPA impacts a broad range of Medicare activities and impacts all types of Medicare managed care plans. All of the changes imposed on us by MIPPA, including those discussed below, have the potential to cause us to incur additional administrative expense, lose membership and ultimately reduce our Medicare revenues, all of which could have a material adverse effect on our results of operations:

PFFS plans: MIPPA revises requirements for Medicare Advantage PFFS plans, which may have the effect of ending some of these plans in plan year 2011 where such plans are not able to comply with these new requirements. In particular, MIPPA requires all PFFS plans that operate in markets with two or more networked-based plans must be offered on a networked basis. Currently, we do not have provider networks in the majority of the markets where we offer PFFS plans. We are currently evaluating alternative solutions to establishing a network in targeted areas to meet these requirements, including building a contracted network, contracting with a third party network or withdrawing from certain counties where it is not economically or otherwise feasible to establish networks for this line of business.

Sales and Marketing: MIPPA places prohibitions and limitations on specified sales and marketing activities under Medicare Advantage and prescription drug plans. Among other things, Medicare plans are no longer permitted to make unsolicited contact with potential members by way of outbound telemarketing and community marketing, offer other types of Medicare products to existing members, provide meals to potential enrollees or approach potential members in common or public areas. These changes are likely to increase our administrative costs of enrolling an individual, and could increase the risk of compliance violations and could have a material adverse effect on our ability to enroll new Medicare members particularly because we have historically relied to a large extent on outbound telemarketing and community marketing to sell our products. Although we utilized alternative marketing methods during the most recent Medicare enrollment period, we are continuing to evaluate and assess how these MIPPA changes will affect our ability to obtain Medicare Advantage members and how we will use the most effective alternative marketing methods allowed under MIPPA to educate potential members regarding our products and services.

Special Needs Plans: A significant portion of our coordinated care plan membership is enrolled in our D-SNPs. Under MIPPA, D-SNPs such as ours are required to contract with state Medicaid agencies to coordinate benefits. The scope of the D-SNP contract with the state Medicaid agency will depend greatly on what eligibility categories, cost-sharing responsibilities and payment limitations each state has included in its state plan. The contracting process under MIPPA provides an opportunity for D-SNPs and states to improve the coordination of benefits, including defining the overlap between Medicaid and Medicare benefits, eligibility verification processes, payment and coverage responsibilities, marketing and enrollment standards, appeals and grievances procedures and other important operational considerations. Collaboration between states and D-SNPs is expected to create administrative efficiencies and improve beneficiary health outcomes. However, the requirement to contract with state Medicaid agencies imposes potential risk for D-SNP providers such as us because MIPPA does not allow expansion in 2010 or continued operation of a D-SNP after 2010 if a state and the D-SNP provider cannot come to agreement on terms.

Compensation: MIPPA also establishes limits on agent and broker compensation. The CMS implementing regulations require that plans that pay commissions do so by paying for an initial year commission and residual commissions for each of the five subsequent renewal years, thereby creating a six year commission cycle for members moving from Original Medicare and a five year commission cycle for members moving from another Medicare Advantage plan.

Reductions or delays in federal and state funding for health care programs could have a material adverse effect on our profitability and results of operations.

The federal government and many states from time to time consider reducing the level of funding for government health care programs, including Medicare and Medicaid, which could have a material adverse effect on our profitability and results of operations. For example, the Deficit Reduction Act of 2005, signed into law on February 8, 2006, includes reductions in federal Medicaid spending by approximately $4.8 billion and reductions to Medicare spending by approximately $6.4 billion over a period of five years, according to the Congressional Budget Office. The Act reduces spending by cutting Medicaid payments for prescription drugs and gives states new power to reduce or reconfigure benefits. This law may also lead to lower Medicaid reimbursements in some states. States also periodically consider reducing or reallocating the amount of money they spend for Medicaid and other programs. In recent years, the majority of states have implemented measures to restrict Medicaid and other health care programs costs and eligibility.

Changes to Medicaid and other health care programs could reduce the number of persons enrolled in or eligible for these programs, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under those programs, all of which could have a negative impact on our business. We believe that reductions in Medicaid and other health care program payments could substantially reduce our profitability and have a material adverse effect on our results of operations. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds; such cancellations could have a material adverse affect on our results of operations.

Premiums are contractually payable to us before or during the month for services that we are obligated to provide to our members. Our cash flow would be negatively impacted if premium payments are delayed or not made according to contract terms.

Our contracts with the states in which we operate are subject to cancellation by the state in the event of inadequate program funding contained within such state's budget, and are also subject to decreases or limited increases in premiums, all of which could have a material adverse effect on our profitability and free cash available for operations and capital reserve requirements.

If a state in which we operate approves a budget that includes inadequate program funding, our contracts with that state are subject to cancellation by the state. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required. State governments generally are experiencing tight budgetary conditions within their Medicaid programs. Budget problems in the states in which we operate could result in decreases or limited increases in the premiums paid to us by the states. In some instances, it may result in the postponement of payment until additional funding sources are available. For example and as described above, in February 2009, we determined that it was economically unfeasible for us to continue participating in the Medicaid reform program after Florida notified us that it was reducing our reimbursement rates. Consequently, we notified the State of Florida that we were withdrawing from the Medicaid Reform program effective July 1, 2009, which will result in a loss of approximately 80,000 members. If any state in which we operate were to decrease premiums paid to us, or pay us less than the amount necessary to keep pace with our cost trends, it could have a material adverse effect on our profitability and free cash available for operations and capital reserve requirements.

We are required to comply with laws governing the transmission, security and privacy of health information, and we have not yet determined what our total compliance costs will be; however, such costs, when determined, could be more than anticipated, which could have a material adverse effect on our results of operations.

Regulations under HIPAA require us to comply with standards regarding the exchange of health information within our company and with third parties, such as health care providers, business associates and our members. These regulations include standards for common health care transactions, such as claims information, plan eligibility, and payment information; unique identifiers for providers and employers; security; privacy; and enforcement. HIPAA also provides that to the extent that state laws impose stricter privacy standards than HIPAA privacy regulations, a state seeks and receives an exception from the Department of Health and Human Services regarding certain state laws, or state laws concern certain specified areas, such state standards and laws will not be preempted.

We have implemented and are continuing to implement security policies and procedures to strive to achieve and maintain compliance with the security standards. Given HIPAA's complexity and the possibility that the regulations may change and may be subject to changing and perhaps conflicting interpretation, our ongoing ability to comply with any of the HIPAA requirements is uncertain. Furthermore, a state's ability to promulgate stricter laws, and uncertainty regarding many aspects of such state requirements, make compliance with applicable health information laws more difficult. Normal health plan operations require that we transmit protected health information via electronic or other means, often at the direction of and based on information provided by third parties, such as our providers, that could result in inadvertent violations of HIPAA privacy or security rules. In March 2008, management learned that, in accordance with a contractual requirement, a Company web developer had transmitted a document folder containing reports for the Georgia Department of Community Health ("DCH") to two production ports, one of which, unbeknownst to the web developer, was not secure. Consequently, data, including protected information, unintentionally was made accessible through the Internet. We incurred considerable remediation expenses in this matter and, on June 11, 2008, we paid $725,000 in response to a Notification of Breach and Assessment of Liquidated Damages issued by DCH. Our efforts to comply with HIPAA and to remediate any violations of HIPAA, including any fines and penalties, could cause us to incur substantial costs which could have a material adverse effect on our cash flows and results of operations.

Future changes in health care law may have a material adverse effect on our results of operations or liquidity.

Health care laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations could materially reduce our profitability, among other things, by:

- imposing additional license, registration and/or capital requirements;
- increasing our administrative and other costs;
- requiring us to undergo a corporate restructuring;
- increasing mandated benefits;
- limiting our ability to engage in intra-company transactions with our affiliates and subsidiaries;
- requiring us to develop plans to guard against the financial insolvency of our providers;
- restricting our revenue and enrollment growth;
- requiring us to restructure our relationships with providers; or
- requiring us to implement additional or different programs and systems.

Changes in state law, regulations and rules also may materially adversely affect our profitability. Requirements relating to managed care consumer protection standards, including increased plan information disclosure, limits to premium increases, expedited appeals and grievance procedures, third party review of certain medical decisions, health plan liability, access to specialists, clean claim payment timing, physician collective bargaining rights and confidentiality of medical records either have been enacted or continue to be under discussion. New health care reform legislation may require us to change the way we operate our business, which may be costly. Further, although we strive to exercise care in structuring our operations to attempt to comply in all material respects with the laws and regulations applicable to us, government officials charged with responsibility for enforcing such laws and/or regulations have in the past asserted and may in the future assert that we or transactions in which we are involved are in violation of these laws, or courts may ultimately interpret such laws in a manner inconsistent with our interpretation. Therefore, it is possible that future legislation and regulation and the interpretation of laws and regulations could have a material adverse effect on our ability to operate under the Medicaid, Medicare and S-CHIP programs and to continue to serve our members and attract new members, which could have a material adverse effect on our results of operations.

State regulatory restrictions on our marketing activities may constrain our membership growth and our ability to increase our revenues, which could have a material adverse effect in our results of operations.

Although we enroll some of our new members through automatic enrollment programs and voluntary member enrollment, we rely on our marketing and sales efforts for a significant portion of our membership growth. All of the states in which we currently operate permit advertising and, in most cases, direct sales but impose strict requirements and limitations as to the types of marketing activities that are permitted. For example, in Florida, we were recently subject to a 60-day marketing freeze in three counties resulting from the state's allegation of wrongful marketing practices. In addition, the State of Georgia does not permit direct sales by Medicaid health plans. In Georgia, we advertise our plans, but we rely on member selection and auto-assignment of Medicaid members into our plans. Effective January 1, 2009, all plans participating in the Florida Medicaid program are prohibited from directly selling their plans to Medicaid recipients. In circumstances where our marketing efforts are prohibited or curtailed, we may incur additional administrative expense in trying to obtain members and our ability to increase or sustain membership could be harmed, which could have a material adverse effect on our results of operations.

If a state fails to renew its federal waiver application for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease, which could have a material adverse effect on our results of operations.

A significant percentage of our Medicaid plan enrollment results from mandatory Medicaid enrollment in managed care plans. States may mandate Medicaid enrollment into managed care through CMS-approved plan amendments or, for certain groups, through federal waivers or demonstrations. Waivers and programs under demonstrations are generally approved for two- to five-year periods, and can be renewed on an ongoing basis if the state applies and the waiver request is approved or renewed by CMS. We have no control over this renewal process. If a state in which we operate does not mandate managed care enrollment in its state plan or does not renew an existing managed care waiver, our membership would likely decrease, which could have a material adverse effect on our results of operations.

We rely on the accuracy of eligibility lists provided by the government to collect premiums, and any inaccuracies in those lists cause states to recoup premium payments from us, which could materially reduce our revenues and profitability.

Premium payments that we receive are based upon eligibility lists produced by the government. From time to time, states require us to reimburse them for premiums that we received from the states based on an eligibility list that a state later discovers contains individuals who were not eligible for any government-sponsored program or have been enrolled twice in the same program or are eligible for a different premium category or a different program. For example, in July 2008, we continued to receive premiums from the State of Florida for members that had become eligible for both Medicaid and Medicare benefits. Once a recipient becomes dually eligible, their premium is primarily remitted by CMS rather than the State. In this case, the State of Florida had not properly reduced the amount of premium they paid to us to reflect that CMS was now the primary payor. Our review of all remittance files to identify potential duplicate members, members that should be terminated and members for which we have been paid an incorrect rate may not identify all such members.

In addition to recoupment of premiums previously paid, we also face the risk that a state could fail to pay us for members for whom we are entitled to payment. Our profitability would be reduced as a result of the state's failure to pay us for related payments to providers we made and we were unable to recoup such payments from the providers. We have established a reserve in anticipation of recoupment by the states of previously paid premiums, but ultimately our reserve may not be sufficient to cover the amount, if any, of recoupments. If the amount of any recoupments exceeds our reserves, our revenues and profits could be materially reduced and have a material adverse effect on our results of operations.

Our failure to maintain accreditations could disqualify us from participation in the certain state Medicaid programs, which would have a material adverse effect on our results of operations.

Several of our Medicaid contracts require that our plans or subcontracted providers be accredited by independent accrediting organizations that are focused on improving the quality of health care services. Accreditation by AAAHC or comparable accreditation is a requirement for participation in the Florida Medicaid program. Further, Florida Medicaid plans can only subcontract behavioral health services to a URAC-accredited organization. Accreditation by NCQA is a requirement for participation in the Georgia Medicaid managed care program and the Hawaii Medicaid program requires that participating plans be either NCQA or URAC accredited.

Our Florida health plans are accredited by the AAAHC and our behavioral health subsidiary to which we subcontract behavioral health services is accredited by URAC. In July 2008, as required by the terms of our Medicaid contract, our Georgia health plan was awarded accredited status by NCQA. Under the terms of our Medicaid contract, we have until January 1, 2012 to obtain NCQA accreditation in Hawaii.

Failure to maintain our AAAHC or URAC accreditations in Florida or NCQA accreditation in Georgia could disqualify us from participation in the Florida and Georgia Medicaid businesses, respectively.

Similarly, failure to obtain NCQA accreditation in Hawaii by January 1, 2012 could disqualify us from participation in the Hawaii Medicaid program. There can be no assurance that we will maintain, or obtain, our NCQA, URAC or AAAHC accreditations, and the loss of, or failure to obtain, these accreditations could adversely our ability to participate in certain Medicaid programs, which could have a material adverse effect on our results of operations.

Risks Related to Our Common Stock

Future sales, or the availability for sale, of our common stock may have a material adverse effect on the market price of our common stock.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could have a material adverse effect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.

As of December 31, 2008, we had outstanding options to purchase 4,278,118 shares of our common stock, of which 1,463,630 were exercisable, at a weighted average exercise price of $39.26 per share. From time to time, we may issue additional options to associates, non-employee directors, consultants and others pursuant to our equity incentive plans.

The provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and make it more difficult for a stockholder to elect directors of its choosing.

The provisions of our certificate of incorporation, bylaws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. These provisions could also discourage proxy contests, make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions that stockholders may consider unfavorable.

Item 1B. Unresolved Staff Comments.

By letter dated October 25, 2007, the SEC's Division of Corporation Finance provided us with comments relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed by us on February 17, 2007. The SEC's comments relate principally to our disclosures regarding our Medicare Part D business. We believe that our disclosures were appropriate, although we agreed to provide additional disclosure in future filings. We responded to this letter on November 16, 2007. To date, we have not received a response to our November 16, 2007 letter.

Item 2. Properties.

Our principal administrative, sales and marketing facilities are located at our headquarters in Tampa, Florida. We currently occupy approximately 389,000 square feet of office space in the Tampa facility under a lease whose term is scheduled to expire in various phases from 2011 through 2016. Our corporate headquarters in Tampa, Florida are used in all of our lines of business. We also lease office space for our health plans in Florida, New York, Illinois, Indiana, Connecticut, Georgia, Ohio, Louisiana, Hawaii, New Jersey, Missouri and Texas. We believe these facilities are suitable and provide the appropriate level of capacity for our current operations.

Item 3. Legal Proceedings.

Set forth below is a description of the current status of the investigations, actions and lawsuits arising from or consequential to the Restatement and Special Committee investigation:

Government Investigations

We are currently under investigation by several federal and state authorities, including AHCA, the USAO, the Civil Division, the OIG and MCFU. We are engaged in resolution discussions as to matters under review with the USAO, the Civil Division, the OIG and the State of Florida. Based on the current status of matters and all information known to us to date, in the year ended December 31, 2007 we recorded selling, general and administrative expense and accrued a liability in the amount of $50.0 million in connection with the resolution of these matters, which is included in the Other accrued expenses line item within our Consolidated Balance Sheets as of December 31, 2007, and 2008, respectively. We believe that it is probable that the actual resolution amount for all such matters under review will be more than the amounts that have already been reflected in our financial statements; however, we cannot provide an estimable range of additional amounts, if any, nor can we provide assurances regarding the timing, terms and conditions of any potential negotiated resolution of pending investigations by the USAO, the Civil Division, the OIG or the State of Florida. For more information related to this accrual, see Note 11 to the consolidated financial statements included in this 2008 Form 10-K.

In addition to the federal and state governmental investigations referenced above, as previously disclosed, the SEC is conducting an informal investigation. We also are responding to subpoenas issued by the State of Connecticut Attorney General's Office involving transactions between the Company and its affiliates and their potential impact on the costs of Connecticut's Medicaid program. We have communicated with regulators in states in which our HMO and insurance operating subsidiaries are domiciled regarding the investigations. We are cooperating with federal and state regulators and enforcement officials in these matters. We do not know whether, or the extent to which, any pending investigations might lead to the payment of fines, penalties or operating restrictions.

In addition, in a letter dated October 15, 2008, the Civil Division informed counsel to the Special Committee that as part of the pending civil inquiry, the Civil Division is investigating a number of *qui tam* complaints filed by relators against us under the whistleblower provisions of the False Claims Act, 31 U.S.C. sections 3729-3733. The seal in those cases has been partially lifted for the purpose of authorizing the Civil Division to disclose to us the existence of the *qui tam* complaints. The complaints otherwise remain under seal as required by 31 U.S.C. section 3730(b)(3). We and the Special Committee are undertaking to discuss with the Civil Division, and address, allegations by the *qui tam* relators.

We also learned from a docket search that a former employee filed a *qui tam* action on October 25, 2007 in state court for Leon County, Florida against several defendants, including us and one of our subsidiaries. Because *qui tam* actions brought under federal and state false claims acts are sealed by the court at the time of filing, we are unable to determine the nature of the allegations and, therefore, we do not know at this time whether this action relates to the subject matter of the federal investigations. It is possible that additional *qui tam* actions have been filed against us and are under seal. Thus, it is possible that we are subject to liability exposure under the False Claims Act, or similar state statutes, based on *qui tam* actions other than those discussed in this 2008 Form 10-K.

Class Action and Derivative Lawsuits

Putative class action complaints were filed on October 26, 2007 and November 2, 2007. These putative class actions, entitled Eastwood Enterprises, L.L.C. v. Farha, et al. and Hutton v. WellCare Health Plans, Inc. et al., respectively, were filed in the United States District Court for the Middle District of Florida against the Company, Todd Farha, the Company's former chairman and chief executive officer, and Paul Behrens, the Company's former senior vice president and chief financial officer. Messrs. Farha and Behrens were also officers of various subsidiaries of the Company. The Eastwood Enterprises complaint alleges that the defendants materially misstated the Company's reported financial condition by, among other things, purportedly overstating revenue and understating expenses in amounts unspecified in the pleading in violation of the Securities Exchange Act of 1934, as amended. The Hutton complaint alleges that various public statements supposedly issued by defendants were materially misleading because they failed to disclose that the Company was purportedly operating its business in a potentially illegal and improper manner in violation of applicable federal guidelines and regulations. The complaint asserts claims under the Securities Exchange Act of 1934, as amended. Both complaints seek, among other things, certification as a class action and damages. The two actions have been consolidated, and various parties and law firms filed motions seeking to be designated as Lead Plaintiff and Lead Counsel. In an Order issued on March 11, 2008, the Court appointed a group of five public pension funds from New Mexico, Louisiana and Chicago as Lead Plaintiffs. On October 31, 2008, an amended consolidated complaint was filed in this class action against the Company, Messrs. Farha and Behrens, and adding Thaddeus Bereday, the Company's former senior vice president and general counsel, as a defendant. On January 23, 2009, the Company and certain other defendants filed a joint motion to dismiss the amended consolidated complaint, arguing, among other things, that the complaint failed to allege a material misstatement by defendants with respect to the Company's compliance with marketing and other health care regulations and failed to plead facts raising a strong inference of scienter with respect to all aspects of the purported fraud claim. Briefing on this motion is continuing. The Company intends to defend itself vigorously against these claims. At this time, neither the Company nor any of its subsidiaries can predict the probable outcome of these claims. Accordingly, no amounts have been accrued in the Company's consolidated financial statements for these claims.

Five putative shareholder derivative actions were filed between October 29, 2007 and November 15, 2007. The first two actions, entitled Rosky v. Farha, et al. and Rooney v. Farha, et al., respectively, are purportedly brought on behalf of the Company and were filed in the United States District Court for the Middle District of Florida. Two additional actions, entitled Intermountain Ironworkers Trust Fund v. Farha, et al., and Myra Kahn Trust v. Farha, et al., were filed in Circuit Court for Hillsborough County, Florida. All four of these actions are asserted against all Company directors (and former director Todd Farha) except for D. Robert Graham, Heath Schiesser and Charles G. Berg and also name the Company as a nominal defendant. A fifth action, entitled Irvin v. Behrens, et al., was filed in the United States District Court for the Middle District of Florida and asserts claims against all Company directors (and former director Todd Farha) except Heath Schiesser and Charles G. Berg and against two former Company officers, Paul Behrens and Thaddeus Bereday. All five actions contend, among other things, that the defendants allegedly allowed or caused the Company to misrepresent its reported financial results, in amounts unspecified in the pleadings, and seek damages and equitable relief for, among other things, the defendants' supposed breach of fiduciary duty, waste and unjust enrichment. The three actions in federal court have been consolidated. Subsequent to that consolidation, an additional derivative complaint entitled City of Philadelphia Board of Pensions and Retirement Fund v. Farha, et al. was filed in the same federal court, but thereafter was consolidated into the existing consolidated action. A motion to consolidate the two state court actions, to which all parties consented, was granted, and plaintiffs filed a consolidated complaint on April 7, 2008. On October 31, 2008, amended complaints were filed in the federal court and the state court derivative actions. On December 30, 2008, the Company filed substantially similar motions to dismiss both actions, contesting, among other things, the standing of the plaintiffs in each of these derivative actions to prosecute the purported claims in the Company's name. Briefing on these motions is continuing. At this time, neither the Company nor any of its subsidiaries can predict the probable outcome of these claims. Accordingly, no amounts have been accrued in the Company's consolidated financial statements for these claims.

Other Lawsuits and Claims

Separate and apart from the legal matters described above, we are also involved in other legal actions that are in the normal course of our business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. We currently believe that none of these actions, when finally concluded and determined, will have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol "WCG." The following table sets forth the high and low sales prices of our common stock, as reported on the New York Stock Exchange, for each of the periods listed.

	High	Low
2008		
First Quarter ended March 31, 2008	$ 58.73	$ 31.30
Second Quarter ended June 30, 2008	$ 55.73	$ 34.01
Third Quarter ended September 30, 2008	$ 45.65	$ 26.30
Fourth Quarter ended December 31, 2008	$ 35.86	$ 6.12
2007		
First Quarter ended March 31, 2007	$ 90.49	$ 68.25
Second Quarter ended June 30, 2007	$ 94.25	$ 78.89
Third Quarter ended September 30, 2007	$ 110.94	$ 88.34
Fourth Quarter ended December 31, 2007	$ 128.42	$ 20.81

The last reported sale price of our common stock on the New York Stock Exchange on March 13, 2009 was $8.37. As of March 12, 2009, we had approximately 36 holders of record of our common stock.

Performance Graph

The following graph compares the cumulative total stockholder return on our common stock for the period from July 1, 2004, the date shares of our common stock began trading on the NYSE, to December 31, 2008 with the cumulative total return on the stocks included in the Standard & Poor's 500 Stock Index and the custom composite index over the same period. The Custom Composite Index includes the stock of Aetna, Inc., Amerigroup Corporation, Centene Corporation, Cigna Corp., Coventry Health Care Inc., Health Net Inc., HealthSpring, Inc., Humana, Inc., Molina Healthcare, Inc., Unitedhealth Group, Inc., Universal American Corp. and WellPoint, Inc. The graph assumes an investment of $100 made in our common stock and the custom composite index on July 1, 2004. The graph also assumes the reinvestment of dividends and is weighted according to the respective company's stock market capitalization at the beginning of each of the periods indicated. We did not pay any dividends during the period reflected in the graph. Further, our common stock price performance shown below should not be viewed as being indicative of future performance.

COMPARISON OF 53 MONTH CUMULATIVE TOTAL RETURN*
Among WellCare Health Plans, Inc., The S&P 500 Index,
The Custom Composite Index (12 Stocks)


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
7/04
12/04
12/05
12/06
12/07
12/08
WellCare Health Plans, Inc.
S&P 500
Custom Composite Index (12 Stocks)

* $100 invested on 7/1/04 in stock & 6/30/04 in index-including reinvestment of dividends.

Fiscal year ending December 31.

	7/1/04(1)	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
WellCare Health Plans, Inc.	$ 100	$ 191	$ 240	$ 405	$ 249	$ 76
S&P 500 Index	$ 100	$ 108	$ 114	$ 132	$ 139	$ 87
Custom Composite Index (12 stocks)	$ 100	$ 137	$ 195	$ 183	$ 210	$ 95

(1) The beginning of the measurement period corresponds with the closing of our initial public offering in July 2004.

Dividends

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund our business, and we do not anticipate paying any cash dividends in the future.

Our ability to pay dividends is partially dependent on, among other things, our receipt of cash dividends from our regulated subsidiaries. The ability of our regulated subsidiaries to pay dividends to us is limited by the state departments of insurance in the states in which we operate or may operate, as well as requirements of the government-sponsored health programs in which we participate. In addition, the terms of our credit facility limit our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our Board and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. For more information regarding restrictions on the ability of our regulated subsidiaries to pay dividends to us, please see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Regulatory Capital and Restrictions on Dividends and Management Fees."

Unregistered Issuances of Equity Securities

During the quarterly period ended December 31, 2008, we sold the following securities in transactions that were not registered under the Securities Act of 1933, as amended (the "Act"):

- On November 3, 2008, we issued 10,000 restricted shares of our common stock to Timothy Susanin in connection with his appointment as our Vice President & Chief Counsel, Dispute Management. The issuance was made pursuant to the exemption provided under Section 4(2) of the Act, based on representations made by Mr. Susanin. A nominal sum was paid by Mr. Susanin to cover the par value of the shares.

Issuer Purchases of Equity Securities

We do not have a stock repurchase program. However, during the quarter ended December 31, 2008, certain of our employees were deemed to have surrendered shares of our common stock to satisfy their withholding tax obligations associated with the vesting of shares of restricted common stock. The following table summarizes these repurchases:

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2008 through October 31, 2008	11,716	$27.55 (2)	N/A	N/A
November 1, 2008 through November 30, 2008	2,373	$16.20 (3)	N/A	N/A
December 1, 2008 through December 31, 2008	1,214	$11.35 (4)	N/A	N/A
Total during quarter ended December 31, 2008	15,303	$21.61 (5)	N/A	N/A

(1) The number of shares purchased represent the number of shares of our common stock deemed surrendered by our employees to satisfy their withholding tax obligations due to the vesting of shares of restricted common stock. For the purposes of this table, we determined the average price paid per share based on the closing price of our common stock as of the date of the determination of the withholding tax amounts (i.e., the date that the shares of restricted stock vested). We do not currently have a stock repurchase program. We did not pay any cash consideration to repurchase these shares.

(2) The weighted average price paid per share during the period was $21.69.

(3) The weighted average price paid per share during the period was $19.98.

(4) The weighted average price paid per share during the period was $11.64.

(5) The weighted average price paid per share during the period was $20.41.

Item 6. Selected Financial Data.

The following table sets forth our summary financial data. This information should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this 2008 Form 10-K. The data for the years ended December 31, 2006, 2007 and 2008, and as of December 31, 2007 and 2008 is derived from consolidated financial statements included elsewhere in this 2008 Form 10-K. The data for the years ended December 31, 2004 and 2005 and as of December 31, 2004, 2005, and 2006 is derived from audited financial statements not included in this 2008 Form 10-K.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
	(in thousands, except share data)				
Consolidated and Combined Statements of Income:					
Revenues:					
Premium:					
Medicaid	$ 1,042,026	$ 1,343,800	$ 1,906,391	$ 2,691,781	$ 2,991,049
Medicare	334,760	504,501	1,679,652	2,613,108	3,492,021
Other(1)	1,137	—	—	—	—
Total premium	1,377,923	1,848,301	3,586,043	5,304,889	6,483,070
Investment and other income	4,307	17,042	49,919	85,903	38,837
Total revenues	1,382,230	1,865,343	3,635,962	5,390,792	6,521,907
Expenses:					
Medical benefits:					
Medicaid	849,333	1,093,180	1,555,819	2,136,710	2,537,422
Medicare	275,347	412,208	1,351,471	2,076,674	2,992,794
Other(1)	(940)	—	—	—	—

Total medical benefits	1,123,740	1,505,388	2,907,290	4,213,384	5,530,216
Selling, general and administrative	171,257	259,491	496,396	766,648	933,418
Depreciation and amortization	7,715	9,204	17,170	18,757	21,324
Interest	10,165	13,562	14,087	14,035	11,780
Goodwill impairment	—	—	—	—	78,339
Total expenses	1,312,877	1,787,645	3,434,943	5,012,824	6,575,077
Income (loss) before income taxes	69,353	77,698	201,019	377,968	(53,170)
Income tax expense (benefit)	26,906	30,330	79,790	161,732	(16,337)
Net income (loss)	$ 42,447	$ 47,368	$ 121,229	$ 216,236	$ (36,833)
Net income (loss) per share:					
Net income (loss) per share — basic	$ 1.46	$ 1.26	$ 3.08	$ 5.31	$ (0.89)
Net income (loss) per share — diluted	$ 1.34	$ 1.21	$ 2.98	$ 5.16	$ (0.89)

	As of December 31,				
	2004	2005	2006	2007	2008
Operating Statistics:					
Medical benefits ratio — consolidated(2)(3)(4)	81.6%	81.4%	81.1%	79.4%	85.3%
Medical benefits ratio — Medicaid(2)	81.3%	81.3%	81.6%	79.4%	84.8%
Medical benefits ratio — Medicare(2)	82.3%	81.7%	80.5%	79.5%	85.7%
Medical benefit ratio — other(1)(2)	(82.7)%	—	—	—	—
Selling, general and administrative expense ratio(5)	12.4%	13.9%	13.7%	14.2%	14.3%
Members — consolidated	747,000	855,000	2,258,000	2,373,000	2,532,000
Members — Medicaid	701,000	786,000	1,245,000	1,232,000	1,300,000
Members — Medicare	46,000	69,000	1,013,000	1,141,000	1,232,000

	As of December 31,				
	2004	2005	2006	2007	2008
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents	397,627	421,766	964,542	1,008,409	1,181,922
Total assets	803,386	896,343	1,664,298	2,082,731	2,203,461
Long-term debt (including current maturities)	183,501	182,061	155,621	154,581	152,741
Total liabilities	501,558	535,793	1,127,239	1,274,840	1,397,632
Total stockholders'/members' equity	301,828	360,550	537,059	807,891	805,829

(1) Other premium revenue and other medical benefits relates to our commercial business, which ceased operations beginning May 2004.

(2) Medical benefits ratio represents medical benefits expense as a percentage of premium revenue.

(3) As a result of the restatement and investigation, we were delayed in filing our 2007 Form 10-K. Due to the substantial lapse in time between December 31, 2007 and the date of filing of our 2007 Form 10-K, we were able to review substantially complete claims information that had become available due to the substantial lapse in time between December 31, 2007 and the date of filing of our 2007 Form 10-K. We have determined that the claims information that has become available provides additional evidence about conditions that existed with respect to medical benefits payable at the December 31, 2007 balance sheet date and has been considered in accordance with GAAP. Consequently, the amounts we recorded for medical benefits payable and medical benefits expense for the year ended December 31, 2007 were based on actual claims paid. The difference between our actual claims paid for this period and the amount that would have resulted from using our original actuarially determined estimate is approximately $92.9 million, or a decrease of 1.8% in the MBR. Thus, Medical benefits expense, medical benefits payable and the MBR for the year ended December 31, 2007 include the effect of using actual claims paid.

(4) As discussed above, due to the delay in filing our 2007 Form 10-K, the Company was able to review substantially complete claims information that had become available due to the substantial lapse in time between December 31, 2007 and the date we filed our 2007 Form 10-K; therefore, the favorable development was reported in 2007 instead of 2008 as it otherwise would have been. Therefore, our recorded amounts for Medical Benefits Expense and MBR for the year ended December 31, 2008 is approximately $92.9 million, or 1.4%, higher than it otherwise would have been if we had filed our 2007 Form 10-K on time.

(5) Selling, general and administrative expense ratio represents selling, general and administrative expense as a percentage of total revenue and excludes depreciation and amortization expense for purposes of determining the ratio.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" beginning on Page 47 and our combined and consolidated financial statements and related notes appearing elsewhere in this 2008 Form 10-K. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from management's expectations. Factors that could cause such differences include those set forth under "Risk Factors," "Forward-Looking Statements," "Business" and elsewhere in this 2008 Form 10-K.

Overview

Current Financial Condition

Financial Impact of Government Investigations and Litigation

We do not know whether, or the extent to which, any pending investigations and related litigation discussed above under "Part I – Item 3 – Legal Proceedings" will result in our payment of fines, penalties or damages, any of which would require us to incur additional expenses and could have an adverse affect on our results of operations. Furthermore, if as a result of the resolution of these matters we are subject to operating restrictions, revocation of our licenses, termination of one or more of our contracts and/or exclusion from further participation in Medicare or Medicaid programs, our revenues and net income could be adversely affected.

We are engaged in resolution discussions as to matters under review with the USAO, the Civil Division, the OIG and the State of Florida. Based on the current status of matters and all information known to us to date, in the year ended December 31, 2007 we recorded selling, general and administrative expense and accrued a liability in the amount of $50.0 million in connection with the resolution of these matters, which is included in the Other accrued expenses line item within our Consolidated Balance Sheets as of December 31, 2007, and 2008, respectively. We believe that it is probable that the actual resolution amount for all such matters under review will be more than the amounts that have already been reflected in our financial statements; however, we cannot provide an estimable range of additional amounts, if any, nor can we provide assurances regarding the timing, terms and conditions of any potential negotiated resolution of pending investigations by the USAO, the Civil Division, the OIG or the State of Florida.

As discussed in more detail below, investigations and related matters have caused us to expend significant financial resources. As of December 31, 2008, we had spent a cumulative amount of approximately $124.1 million on administrative expenses associated with, or consequential to, the government and Special Committee investigations, including legal fees, accounting fees, consulting fees, employee recruitment and retention costs and similar expenses. Approximately $21.1 million of these investigation related costs were incurred in 2007 and approximately $103.0 million were incurred in 2008. We expect to continue incurring significant additional costs in 2009 as a result of the federal and state investigations and pending civil actions, including administrative expenses and costs necessary to improve our corporate governance and address other issues that were identified.

Current Cash Position

As of December 31, 2008, our consolidated cash and cash equivalents were approximately $1,181.9 million. As of December 31, 2008, our consolidated investments were approximately $125.1 million. As of December 31, 2008, we had unregulated cash of approximately $147.7 million and unregulated investments of approximately $4.9 million.

On December 31, 2008, three of our Florida regulated subsidiaries declared dividends to one of our non-regulated subsidiaries in the aggregate amount of $105.1 million, two of which were paid on December 31, 2008 and one of which was paid on January 2, 2009. The proceeds of such dividends are reflected in our unregulated cash balances as of December 31, 2008, with the exception of the dividends received on January 2, 2009.

Our Credit Facility and Near-Term Cash Obligations

As previously disclosed, our senior secured credit facility with Wachovia Bank, as Administrative Agent, and a syndicate of lenders, which has a term loan facility with an outstanding balance of approximately $152.8 million as of December 31, 2008, is currently in default and subject to acceleration by the lenders and, absent acceleration by the lenders, will become due and payable on May 13, 2009. Our senior secured credit facility also included a revolving credit facility that expired in May 2008. Taking into account, among other things, the increase in our unregulated cash balances as a result of our receipt of the $105.1 million in dividends described above, we currently expect that we will be able to repay in full the outstanding balance under the credit facility when it becomes due. However, we cannot provide any assurances that adverse developments will not arise that impede our ability to repay in full the outstanding balance under the credit facility when it becomes due. In particular, the timing and amount of any potential resolution of pending investigations by the USAO, the Civil Division, the OIG and the State of Florida are uncertain and could materially and adversely affect our ability to meet our near-term obligations, including repayment of the outstanding balance under the credit facility. Also, our ability to repay in full the outstanding balance under the credit facility could be materially and adversely affected if, among other things, Florida regulators were to require certain of our intercompany loan arrangements, which total approximately $50.0 million, to be terminated. In addition, there may be other potential adverse developments that could impede our ability to repay in full the outstanding balance under the credit facility.

We also have a number of other near-term obligations, including currently anticipated capital contributions to certain of our regulated subsidiaries or the imposition of greater capital requirements by state insurance regulators such as the recent request by one of our regulators to contribute a total of approximately $30.0 million in additional statutory capital into two of our HMOs. In addition, we anticipate significant costs associated with the government and Special Committee investigations, including legal, accounting and consulting fees, and employee recruitment and retention costs. For a detailed discussion of our financing needs, the financing challenges we face and the initiatives we are pursuing to increase our unregulated cash, see "Part II – Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Business and Financial Outlook

General Economic, Political and Financial Market Conditions

As a result of economic uncertainty, many of the states in which we operate have experienced significant fiscal challenges, which are likely to result in budget deficits. In light of these budgetary challenges, the Medicaid segment premiums we receive likely will not keep pace with anticipated medical expense increases. While the economic downturn may increase the number of Medicaid recipients under current eligibility criteria, states may revise the eligibility criteria to reduce the number of people who are eligible for our plans. On February 20, 2009, CMS published the 45-day advance notice for the 2010 preliminary rating methodology. For calendar year 2010, a negative coding intensity adjustment factor will apply to all managed care plans. Plans will receive final rates for 2010 in April 2009. If the coding intensity adjustment factor is implemented as proposed, this would result in a significant decrease in our Medicare revenues. These events are likely to have a negative effect on our 2010 operating results and membership. Furthermore, federal budgetary challenges or policy changes could result in rates that do not keep pace with anticipated medical expense increases, which could have a material adverse effect on our performance in the Medicaid or Medicare segments.

In addition, increasing market volatility and the tightening of the credit markets has significantly limited our ability to access external capital, which has, and is likely to continue to have, an adverse effect on our ability to execute our business strategy. However, we continue to pursue financing alternatives to raise additional unregulated cash, including seeking dividends from certain of our regulated subsidiaries and accessing the public and private equity and debt markets.

Government funding continues to be a significant challenge to our business, particularly in light of the current economic conditions. Because the health care services we offer are through government-sponsored programs, our profitability is largely dependent on continued funding for government health care programs at or above current levels. Future Medicaid premium rate levels may be affected by continued government efforts to contain medical costs or state and federal budgetary constraints. Some of the states in which we operate have experienced fiscal challenges leading to significant budget deficits. Health care spending increases appear to be more limited than in the past as states continue to look at Medicaid programs as opportunities for budget savings, and some states may find it difficult to continue paying current rates to Medicaid health plans.

In particular, we are experiencing pressure on rates in Florida and Georgia, two states from which we derive a substantial portion of our revenue. In 2009, Florida implemented Medicaid rates that made it economically unfeasible for us to continue to provide services in certain counties and programs. As a result, we notified the State of Florida that we were withdrawing from the Medicaid reform programs effective July 1, 2009, which will result in a loss of approximately 80,000 members. New or proposed legislation in Georgia related to payment of claims, program design, eligibility determination and provider contracting, may negatively impact revenues and profits for the plan in 2009 and beyond. Further, continued economic slowdowns in Florida and Georgia, as well as other states, could result in additional state actions that could adversely affect our revenues.

In January 2009, the new presidential administration took office. Although the new administration and recently elected U.S. Congress have expressed some support for measures intended to expand the number of citizens covered by health insurance and other changes within the health care system, the costs of implementing any of these proposals could be financed, in part, by reductions in the payments made to Medicare Advantage and other government programs. Similarly, although the U.S. Congress approved the children's health bill which, among things, increases federal funding to the S-CHIP and President Obama signed the American Recovery and Reinvestment Act that provides funding for, among other things, state Medicaid programs and aid to states to help defray budget cuts, because of the unsettled nature of these initiatives, the numerous steps required to implement them and the substantial amount of state flexibility for determining how Medicaid and S-CHIP funds will be used, we are currently unable to assess the ultimate impact that they will have on our business. It is possible that the ultimate impact of these initiatives could be negative.

Medicare Competition; PDP Outlook

In our Medicare segment, we are experiencing increased competition. As the result of the Part D bidding process for plan year 2009, we bid above the benchmark in 22 of the 34 regions. As a result, as of December 31, 2008, approximately 252,000 auto-assigned dual-eligible members were assigned away from our plans. In addition, approximately 28,000 low income subsidized members disenrolled from our plans in January 2009. We estimate that, based on these factors as well as new members choosing to enroll in our plans, new auto-assignment of members and other factors, our revenues generated from our PDP plans will decrease significantly for 2009. In addition, several changes to the Medicare program resulting from MIPPA that became effective in 2008 could increase competition for our existing and prospective members, which could adversely affect our revenues.

Execution of Business Strategy

To achieve our business strategy, we continue to look for economically viable opportunities to expand our business within our existing markets, expand our current service territory and develop new product initiatives. We also are, however, evaluating various strategic alternatives, which may include entering new lines of business or markets, exiting existing lines of business or markets and/or disposing of assets depending on various factors, including changes in our business and regulatory environment, competitive position and financial resources. We also continue to rationalize our operations to make sure that our ongoing business is profitable. To the extent that we expand our current service territory or product offerings, we expect to generate additional revenues. On the other hand, if we decide to exit certain markets, as we did during 2008 and early 2009, our revenues could decrease.

We currently do not foresee large, one-time opportunities to expand our business, such as prior efforts like the launch of PDPs in 2006 and the privatization of Georgia Medicaid in 2006. We also intend to divert some resources to strengthening compliance and operating capabilities. These factors, when combined with the rationalization of our operations and the operational challenges we face, could cause us to not sustain the rapid growth we have achieved in the recent past.

Membership and Trends

We provide managed care services targeted exclusively to government-sponsored health care programs, focused on Medicaid and Medicare, including prescription drug plans and health plans for families, children, and the aged, blind and disabled. As of December 31, 2008, we served approximately 2,532,000 members. Most of our revenues are generated by premiums consisting of fixed monthly payments per member.

We currently anticipate that our revenues and medical benefits expenses for fiscal years 2009 will be higher than in prior periods due to the changes in the numbers and demographic mix of membership principally occurring in our Medicare Advantage plans and Ohio Medicaid market, and, effective in 2009, in Hawaii. As the composition of our membership base continues to change as the result of programmatic, competitive, regulatory, benefit design, economic or other changes, we expect a corresponding change to our premium revenue, costs and margins, which may have a material adverse effect on our cash flow, profitability and results of operations.

In February 2009, CMS notified us that, effective March 7, 2009, we have been sanctioned through a suspension of marketing of, and enrollment into, all lines of our Medicare business. This suspension will remain in effect until CMS determines that it should be lifted. Among other areas, CMS's determination was based on findings of deficiencies in our enrollment and disenrollment operations, appeals and grievances, timely and proper responses to beneficiary complaints and requests for assistance and marketing and agent/broker oversight activities. We are working closely with CMS to address their concerns. At this time, we cannot estimate the duration of the suspension or the ultimate impact it will have on our results of operations and our business. Nonetheless, we anticipate that our inability to enroll new Medicare members will have a material negative affect on our results of operations and business in

2009 and potentially beyond. Further, we cannot provide any assurances that we will be able to take appropriate corrective action or that, despite any corrective measures taken on our part, that we will not incur additional penalties, fines or other operating restrictions which could have an additional material adverse effect on our results of operations. In response to the CMS suspension in March 2009, we made certain changes to our Medicare marketing sales force and are continuing to assess the impact of suspending marketing activities and the resulting loss of membership to determine what effect, if any, this action will have on our staffing needs and other operational capabilities to effectively and efficiently meet the needs of the members we serve.

Encounter Data

To the extent that our encounter data is inaccurate or incomplete, we may incur additional costs to collect or correct this data and could be exposed to regulatory risk for noncompliance. The accurate and timely reporting of encounter data is crucial to the success of our programs because more states are using encounter data to determine compliance with performance standards which are partly used by such states to set premium rates. As states increase their reliance on encounter data, our inability to obtain complete and accurate encounter data could significantly affect the premium rates we receive and how membership is assigned to us, which could have a material adverse effect on our results of operations, cash flows and our ability to bid for, and continue to participate in, certain programs.

Basis of Presentation

The consolidated balance sheets, statements of operations, changes in stockholders' and members' equity and comprehensive income and cash flows include the accounts of the Company and all of its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

Our Segments

We have two reportable business segments: Medicaid and Medicare.

Medicaid

Medicaid was established to provide medical assistance to low income and disabled persons, and is state operated and implemented, although it is funded and regulated by both the state and federal governments. For a more detailed description of our Medicaid segment, please see "Item 1 – Business – Our Segments." As of December 31, 2008, we had approximately 1,300,000 Medicaid members. The following table summarizes our Medicaid segment membership by line of business as of December 31, 2008 and 2007:

	Medicaid Membership As of December 31,	
	2008	2007
Medicaid		
TANF	1,039,000	927,000
S-CHIP	164,000	203,000
SSI	75,000	72,000
FHP	22,000	30,000
Total	1,300,000	1,232,000

For purposes of our Medicaid segment, we define our customer as the state and related governmental agencies that have common control over the contracts under which we operate in that particular state. In 2007 and 2008, we had two customers, the states of Florida and Georgia, from which we received 10% or more of our Medicaid segment premiums revenues.

Medicare

Medicare is a federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital, medical insurance and prescription drug benefits, and is administered and funded by CMS. For a more detailed description of our Medicare segment, please see "Item 1 – Business – Our Segments." As of December 31, 2008, we had approximately 1,232,000 Medicare members.

	Medicare Membership As of December 31,	
	2008	2007
Medicare		
PDP	986,000	983,000
Medicare Advantage	246,000	158,000
Total	1,232,000	1,141,000

In our Medicare segment, we have just one customer, CMS, from which we receive substantially all of our Medicare segment premium revenue.

Our Health and Prescription Drug Plans

Premiums

We receive premiums from state and federal agencies for the members who are assigned to us, or who have selected us to provide health care services under Medicaid and Medicare. The premiums we receive under each of our government benefit plans are generally determined at the beginning of the contract period and we are generally unable to change the premium rates during the contract year. The premiums we receive vary according to the specific government program and vary according to many factors, including the member's geographic location, age, gender, medical history or condition, or the services rendered to the member. These premiums are subject to adjustment by our government clients throughout the term of the contract, although such adjustments are typically made at the commencement of each new contract period. The premium payments we receive are based upon eligibility lists produced by the government. As a result of these periodic premium rate adjustments and member eligibility determinations, we cannot predict with certainty what our future revenues will be under each of our government contracts even when we believe membership is remaining constant.

For further detail about the CMS reimbursement methodology under the PDP program, see "Critical Accounting Policies" below.

Services/Coverage

Medicaid

The Medicaid programs and services we offer to our members vary by state and county and are designed to serve effectively our various constituencies in the communities we serve. Although our Medicaid contracts determine to a large extent the type and scope of health care services that we arrange for our members, in certain markets we customize our benefits in ways that we believe make our products more attractive. Our Medicaid plans provide our members with access to a broad spectrum of medical benefits from many facets of primary care and preventive programs to full hospitalization and tertiary care.

In general, members are required to use our network, except in cases of emergencies, transition of care or when network providers are unavailable to meet a member's medical needs, and generally must receive a referral from their primary care physician in order to receive health care from a specialist, such as an orthopedic surgeon or neurologist. Members do not pay any premiums, deductibles or co-payments for most of our Medicaid plans.

Medicare

Through our Medicare Advantage plans, we also cover a wide spectrum of medical services. We provide additional benefits not covered by Original Medicare, such as vision, dental and hearing services. Through these enhanced benefits, the out-of-pocket expenses incurred by our members are reduced, which allows our members to better manage their health care costs.

Most of our Medicare Advantage plans require members to pay a co-payment, which varies depending on the services and level of benefits provided. Typically, members of our CCPs are required to use our network of providers except in cases such as emergencies, transition of care or when specialty providers are unavailable to meet a member's medical needs. CCP members may see an out-of-network specialist if they receive a referral from their PCP and may pay incremental cost-sharing. PFFS plans are open-access plans that allow members to be seen by any physician or facility that participates in the Medicare program, is willing to bill us for reimbursement and accepts our terms and conditions. Our pilot PPO plans offer members the option to seek any services outside of our contracted network but, in such case, they are subject to higher cost sharing. We also offer special needs plans to individuals who are dually eligible for Medicare and Medicaid, or D-SNPs, in most of our markets. D-SNPs are designed to provide specialized care and support for beneficiaries who are dually eligible for both Medicare and Medicaid. We believe that our D-SNPs are attractive to these beneficiaries due to the enhanced benefit offerings and clinical support programs.

The Medicare Part D benefit, which provides prescription drug benefits, is available to Medicare Advantage enrollees as well as Original Medicare enrollees. We offer Part D coverage as stand-alone PDPs and as a component of many of our Medicare Advantage plans.

Depending on medical coverage type, a beneficiary has various options for accessing drug coverage. Beneficiaries enrolled in Original Medicare can either join a stand-alone PDP or forego Part D drug coverage. PFFS beneficiaries can join a PFFS plan that has Part D drug coverage or join a plan without such coverage and choose either to obtain a drug benefit from a stand-alone PDP or forego Part D drug coverage. Beneficiaries enrolled in CCPs or PPOs can join a plan with Part D coverage or forego Part D coverage.

Medical Benefits Expense

Our largest expense is the cost of medical benefits that we provide, which is based primarily on our arrangements with health care providers and utilization of health care services by our members. Our profitability depends on our ability to predict and effectively manage medical benefits expense relative to the primarily fixed premiums we receive. Our arrangements with providers primarily fall into two broad categories: capitation arrangements, pursuant to which we pay the capitated providers a fixed fee per member and fee-for-service as well as risk-sharing arrangements, pursuant to which the provider assumes a portion of the risk of the cost of the health care provided. Other components of medical benefits expense are variable and require estimation and ongoing cost management. Capitation payments represented 11.0% and 12.0% of our total medical benefits expense for the years ended December 31, 2007 and 2008, respectively. Other components of medical benefits expense are variable and require estimation and ongoing cost management.

Estimation of medical benefits payable is our most significant critical accounting estimate. See "Critical Accounting Policies" below.

We use a variety of techniques to manage our medical benefits expense, including payment methods to providers, referral requirements, quality and disease management programs, reinsurance and member co-payments and premiums for some of our Medicare plans. National health care costs have been increasing at a higher rate than the general inflation rate; however, relatively small changes in our medical benefits expense relative to premiums that we receive can create significant changes in our financial results. Changes in health care laws, regulations and practices, levels of use of health care services, competitive pressures, hospital costs, major epidemics, terrorism or bio-terrorism, new medical technologies and other external factors could reduce our ability to manage our medical benefits expense effectively.

One of our primary tools for measuring profitability is our MBR, the ratio of our medical benefits expense to the premiums we receive. Changes in the MBR from period to period result from, among other things, changes in Medicaid and Medicare funding, changes in the mix of Medicaid and Medicare membership, our ability to manage medical costs and changes in accounting estimates related to incurred but not reported claims. We use MBRs both to monitor our management of medical benefits expense and to make various business decisions, including what health care plans to offer, what geographic areas to enter or exit and the selection of health care providers. Although MBRs play an important role in our business strategy, we may for example be willing to enter into new geographical markets and/or enter into provider arrangements that might produce a less favorable MBR if those arrangements, such as capitation or risk-sharing, would likely lower our exposure to variability in medical costs and for other reasons.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of our results of operations and financial condition in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the accounting policies discussed below are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue recognition. Our Medicaid contracts with state governments are generally multi-year contracts subject to annual renewal provisions. Our Medicare Advantage and PDP contracts with CMS generally have terms of one year. We recognize premium revenues in the period in which we are obligated to provide services to our members. We estimate, on an ongoing basis, the amount of member billings that may not be fully collectible or that will be returned based on historical trends, anticipated or actual MBRs, and other factors. An allowance is established for the estimated amount that may not be collectible and a liability is established for premium expected to be returned. The allowance has not been significant to premium revenue. The payment we receive monthly from CMS for our PDP program generally represents our bid amount for providing prescription drug insurance coverage. We recognize premium revenue for providing this insurance coverage ratably over the term of our annual contract. Premiums collected in advance are deferred and reported as unearned premiums in the accompanying consolidated balance sheets and amounts that have not been received by the end of the period remain on the balance sheet classified as premium receivables.

Premium payments that we receive are based upon eligibility lists produced by our customers. From time to time, the states or CMS may require us to reimburse them for premiums that we received based on an eligibility list that a state or CMS later discovers contains individuals who were not eligible for any government-sponsored program or are eligible for a different premium category, different program, or belong to a different plan other than ours. These adjustments reflect changes in the number of and eligibility status of enrollees subsequent to when revenue was received. We estimate the amount of outstanding retroactivity each period and adjust premium revenue accordingly; if appropriate the estimates of retroactive adjustments are based on historical trends, premiums billed, the volume of member and contract renewal activity and other information. Our government contracts establish monthly rates per member, but may have additional amounts due to us based on items such as age, working status or medical history. For example, CMS has implemented a risk adjustment model which apportions premiums paid to all Medicare plans according to the health status of each beneficiary enrolled.

CMS transitioned to the risk adjustment model while the old demographic model was being phased out. The demographic model based the monthly premiums paid to Medicare plans on factors such as age, gender and disability status. The monthly premium amount for each member was separately determined under both the risk adjustment and demographic model, and these separate payment amounts were blended according to a transition schedule. The first year in which risk-adjusted payment for health plans was fully phased in was 2007. The PDP payment methodology is based 100% on the risk-adjustment model which began in 2006. Under the risk adjustment model, the settlement payment is based on each member's preceding year medical diagnosis data. The final settlement payment amount under the risk adjustment model is made in August of the following year, allowing for the majority of medical claim run out. As a result of this process and the phasing in of the risk-adjustment model, our CMS monthly premium payments per member may change materially, either favorably or unfavorably.

The CMS risk-adjustment model pays more for Medicare members with predictably higher costs. Under this risk-adjustment methodology, diagnosis data from inpatient and ambulatory treatment settings are used to calculate the risk-adjusted premium payment to us. We collect claims and encounter data and submit the necessary diagnosis data to CMS within prescribed deadlines. We continually estimate risk-adjusted revenues based upon membership claim activity and the diagnosis data submitted to CMS, as well as the data which is ultimately accepted by CMS, and record such adjustments in our results of operations. However, due to the variability of the assumptions that we use in our estimates, our actual results may differ from the amounts that we have estimated. If our estimates are materially incorrect, it may have an adverse effect on our results of operations in future periods. Historically, we have not experienced significant differences between the amounts that we have recorded and the revenues that we actually received.

Other amounts included in this balance as a reduction of premium revenue represent the return of premium associated with certain of our Medicaid contracts. These contracts require the Company to expend a minimum percentage of premiums on eligible medical expense, and to the extent that we expend less than the minimum percentage of the premiums on eligible medical expense, we are required to refund all or some portion of the difference between the minimum and our actual allowable medical expense. The Company estimates the amounts due to the state as a return of premium each period based on the terms of the Company's contract with the applicable state agency.

Estimating medical benefits expense and medical benefits payable. The cost of medical benefits is recognized in the period in which services are provided and includes an estimate of the cost of medical benefits that have been incurred but not yet reported ("IBNR"). We contract with various health care providers for the provision of certain medical care services to our members and generally compensate those providers on a fee-for-service or capitated basis or pursuant to certain risk-sharing arrangements. Capitation represents fixed payments generally on a PMPM basis to participating physicians and other medical specialists as compensation for providing comprehensive health care services. Generally, by the terms of most of our capitation agreements, capitation payments we make to capitated providers alleviate any further obligation we have to pay the capitated provider for the actual medical expenses of the member. Participating physician capitation payments for the years ended December 31, 2006, 2007 and 2008 were approximately 13.0%, 11.0% and 12.0% of total medical benefits expense, respectively.

Medical benefits expense has two main components: direct medical expenses and medically-related administrative costs. Direct medical expenses include amounts paid to hospitals, physicians and providers of ancillary services, such as laboratory and pharmacy. Medically-related administrative costs include items such as case and disease management, utilization review services, quality assurance and on-call nurses. Medical benefits payable represents amounts for claims fully adjudicated awaiting payment disbursement and estimates for IBNR.

The medical benefits payable estimate has been and continues to be the most significant estimate included in our financial statements. We historically have used and continue to use a consistent methodology for estimating our medical benefits expense and medical benefits payable. Our policy is to record management's best estimate of medical benefits payable based on the experience and information available to us at the time. This estimate is determined utilizing standard actuarial methodologies based upon historical experience and key assumptions consisting of trend factors and completion factors using an assumption of moderately adverse conditions, which vary by business segment. These standard actuarial methodologies include using, among other factors, contractual requirements, historic utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefits changes, expected health care cost inflation, seasonality patterns, maturity of lines of business and changes in membership.

The factors and assumptions described above that are used to develop our estimate of medical benefits expense and medical benefits payable inherently are subject to greater variability when there is more limited experience or information available to us. For example, from 2004 to 2008, we grew at a rapid pace, through the expansion of existing products and introduction of new products, such as Part D and PFFS, and entry into new geographic areas, such as Georgia. The ultimate claims payment amounts, patterns and trends for new products and geographic areas cannot be precisely predicted at their onset, since we, the providers and the members do not have experience in these products or geographic areas. Standard accepted actuarial methodologies require the use of key assumptions consisting of trend and completion factors using an assumption of moderately adverse conditions that would allow for this inherent variability. This can result in larger differences between the originally estimated medical benefits payable and the actual claims amounts paid. Conversely, during periods where our products and geographies are more stable and mature, we have more reliable claims payment patterns and trend experience. With more reliable data, we should be able to more closely estimate the ultimate claims payment amounts; therefore, we may experience smaller differences between our original estimate of medical benefits payable and the actual claim amounts paid.

Medical cost trends can be volatile and management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs. In developing the estimate, we apply different estimation methods depending on the month for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of the medical benefits payable, we estimate claims incurred by applying observed trend factors to the PMPM costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPM costs for the most recent months. We validate our estimates of the most recent PMPM costs by comparing the most recent months' utilization levels to the utilization levels in older months and actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided and timeliness of submission and processing of claims.

Many aspects of the managed care business are not predictable. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, the number of full-term versus premature births and the number of neonatal intensive care babies). Therefore, we must rely upon historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our membership in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitation as opposed to a fee-for-service basis. These considerations are aggregated in the trend in medical benefits expense. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes and epidemics may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. Medical cost trends potentially are more volatile than other segments of the economy. Management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs.

Also included in medical benefits payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement, claims payment differences as well as amounts due to contracted providers under risk-sharing arrangements. We record reserves for estimated referral claims related to health care providers under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses have not been and are not expected to be significant.

Changes in medical benefits payable estimates are primarily the result of obtaining more complete claims information and medical expense trend data over time. Volatility in members' needs for medical services, provider claims submissions and our payment processes result in identifiable patterns emerging several months after the causes of deviations from assumed trends occur. Since our estimates are based upon PMPM claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Differences in our financial statements between actual experience and estimates used to establish the liability, which we refer to as prior period developments, are recorded in the period when such differences become known, and have the effect of increasing or decreasing the reported medical benefits expense and resulting MBR in such periods.

The following table provides a reconciliation of the total medical benefits payable balances as of December 31, 2008, 2007 and 2006:

	As of December 31,					
	2008	% of Total	2007	% of Total	2006	% of Total
	(Dollars in thousands)					
Claims adjudicated, but not yet paid	$ 77,117	10%	$ 68,948	13%	$ 43,066	9%
IBNR	689,062	90%	469,198	87%	417,662	91%
Total Medical benefits payable	$ 766,179		$ 538,146		$ 460,728	

The following table provides a reconciliation of the beginning and ending balance of medical benefits payable for the following periods:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Balances as of beginning of period	$ 538,146	$ 460,728	$ 223,674
Medical benefits incurred related to:			
Current period	5,538,262	4,313,581	2,954,427
Prior periods	(8,046)	(100,197)	(47,137)
Total	5,530,216	4,213,384	2,907,290
Medical benefits paid related to:			
Current period	(4,848,440)	(3,781,425)	(2,492,992)
Prior periods	(453,743)	(354,541)	(177,244)
Total	(5,302,183)	(4,135,966)	(2,670,236)
Balances as of end of period	$ 766,179	$ 538,146	$ 460,728

Medical benefits payable recorded at December 31, 2005, 2006 and 2007 developed favorably by approximately $47.1 million, $100.2 million and $8.0 million, respectively. The decreases in medical benefits payable are the amounts incurred related to prior years; 2008 related to 2007, 2007 related to 2006, and 2006 related to 2005, which were primarily attributable to favorable development in our key assumptions consisting of trend factors and completion factors using an assumption of moderately adverse conditions.

Goodwill and intangible assets. We obtained goodwill and intangible assets as a result of the acquisitions of our subsidiaries. Goodwill represents the excess of the cost over the fair market value of net assets acquired. Intangible assets include provider networks, membership contracts, trademarks, non-compete agreements, state contracts, licenses and permits. Our intangible assets are amortized over their estimated useful lives ranging from approximately one to 26 years.

During 2006, we acquired 100% of the stock of three companies through which we operate our Medicare PFFS business. The purchase price allocated to intangible assets consisted of state licenses in the amount of $4.3 million.

We evaluate whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of goodwill and other identifiable intangible assets. We must make assumptions and estimates, such as the discount factor, in determining the estimated fair values. While we believe these assumptions and estimates are appropriate, other assumptions and estimates could be applied and might produce significantly different results. Based on the current general economic conditions and outlook, we performed an analysis of the underlying valuation of Goodwill at December 31, 2008. Based on the valuation performed, we determined that the Goodwill associated with our Medicare reporting unit was impaired. The impairment to our Medicare reporting unit was due to, among other things, the anticipated operating environment resulting from regulatory changes and new health care legislation, and the resulting effects on our future membership trends. We recorded an expense of $78.3 million to Goodwill impairment, and a corresponding amount to Goodwill to reflect its fair value as presented in the Consolidated Balance Sheet.

Results of Operations

The following table sets forth our consolidated statements of income data, expressed as a percentage of total revenues for each period indicated. The historical results are not necessarily indicative of results to be expected for any future period.

	Percentage of Total Revenues For the Year Ended December 31,		
	2008	2007	2006
Statement of Operations Data:			
Revenues Premium	99.4%	98.4%	98.6%
Investment and other income	0.6%	1.6%	1.4%
Total revenues	100.0%	100.0%	100.0%
Expenses:			
Medical benefits expense	84.8%	78.2%	80.0%
Selling, general and administrative	14.3%	14.2%	13.7%
Depreciation and amortization	0.3%	0.3%	0.5%
Interest	0.2%	0.3%	0.4%
Goodwill impairment	1.2%	—%	—%
Total expenses	100.8%	93.0%	94.6%
Income before income taxes	(0.8)%	7.0%	5.4%
Income tax expense	(0.2)%	3.0%	2.2%
Net income	(0.6)%	4.0%	3.2%

One of our primary management tools for measuring profitability is our MBR. Changes in the MBR from period to period result from, among other things, changes in Medicaid and Medicare funding, changes in the mix of Medicaid and Medicare membership, our ability to manage medical costs and changes in accounting estimates related to IBNR claims. We use MBRs both to monitor our management of medical benefits expense and to make various business decisions, including what health care plans to offer, what geographic areas to enter or exit and the selection of health care providers. Although MBRs play an important role in our business strategy, we may be willing to enter into provider arrangements that might produce a less favorable MBR if those arrangements, such as capitation or risk-sharing, would likely lower our exposure to variability in medical costs.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Premium revenue. For the year ended December 31, 2008, total premium revenue increased $1,178.2 million, or 22.2%, to $6,483.1 million from $5,304.9 million for the same period in the prior year due to increases in premium revenue in both the Medicaid and Medicare segments, as discussed below. Total membership grew by 159,000 members, or 6.7%, from 2,373,000 at December 31, 2007 to 2,532,000 at December 31, 2008.

	Premium Revenues and Membership For the Year Ended December 31,	
	2008	2007
	(Dollars in millions)	
Revenues	$ 6,483.1	$ 5,304.9
Membership	2,532,000	2,373,000

Medicaid. For the year ended December 31, 2008, Medicaid segment premium revenue increased $299.3 million, or 11.1%, to $2,991.1 million from $2,691.8 million for the same period in the prior year. The increase in Medicaid segment revenue was primarily due to increases in membership, as well as premium rate increases in certain of our markets. Medicaid membership grew from 1,232,000 members at December 31, 2007 to 1,300,000 at December 31, 2008.

	Medicaid Revenues and Membership	
	For the Year Ended December 31,	
	2008	2007
	(Dollars in millions)	
Revenues	$ 2,991.1	$ 2,691.8
% of Total Premium Revenues	46.1%	50.7%
Membership	1,300,000	1,232,000
% of Total Membership	51.3%	51.9%

Medicare. For the year ended December 31, 2008, Medicare segment premium revenue increased $878.9 million, or 33.6%, to $3,492.0 million from $2,613.1 million for the same period in the prior year. Growth in our PFFS product contributed $865.0 million of the change in revenue. Membership within the Medicare segment grew by 91,000 members, or 8.0%, from 1,141,000 members at December 31, 2007 to 1,232,000 members at December 31, 2008, principally due to growth in the PFFS product launched in 2007.

	Medicare Revenues and Membership	
	For the Year Ended December 31,	
	2008	2007
	(Dollars in millions)	
Revenues (in millions)	$ 3,492.0	$ 2,613.1
% of Total Premium Revenues	53.9%	49.3%
Membership	1,232,000	1,141,000
% of Total Membership	48.7%	48.1%

Investment and other income. For the year ended December 31, 2008, investment and other income decreased approximately $47.1 million, or 54.8%, to $38.8 million from $85.9 million for the same period in the prior year. The decrease is primarily due to an overall decrease in invested assets, coupled with a lower interest rate environment. The decrease is also attributable to the non-recurring gain from the settlement of a legal matter in the amount of approximately $9.0 million, which was recorded 2007. A similar gain did not occur in the fiscal year 2008.

Medical benefits expense. For the year ended December 31, 2008, total medical benefits expense increased $1,316.8 million, or 31.3%, to $5,530.2 million from $4,213.4 million for the same period in the prior year due to membership increases, primarily in our Medicare Advantage products. The demographic mix of our members and overall increased utilization patterns and costs of our members accounted for the majority of the remaining change. Our MBR was 85.3% for the year ended December 31, 2008 compared to 79.4% for the same period in the prior year.

	Medical Benefits Expense	
	For the Year Ended December 31,	
	2008	2007
	(Dollars in millions)	
Medical Benefits Expense	$ 5,530.2	$ 4,213.4
Non-recurring IBNR adjustment	(92.9)(1)	92.9 (2)
Medical Benefits Expense as adjusted	$ 5,437.3	$ 4,306.3
MBR as reported	85.3%	79.4%
MBR as adjusted	83.9%	81.2%

---

(1) We believe that Medical Benefits Expense as adjusted for the year ended December 31, 2008 is a non-GAAP financial measure because it reflects the favorable development that otherwise would have been recognized in the year ended December 31, 2008 if we had timely filed our 2007 Form 10-K. Due to the delay in filing our 2007 Form 10-K, we were able to review substantially complete claims information that had become available due to the substantial lapse in time between December 31, 2007 and the date we filed our 2007 Form 10-K; therefore, the favorable development was reported in 2007 instead of 2008 as it otherwise would have been. The most directly comparable GAAP measure is Medical Benefits Expense, which has been determined based on the actuarially determined methods. Thus, our recorded amounts for Medical Benefits Expense and MBR for the year ended December 31, 2008 is approximately $92.9 million higher than it otherwise would have been if we had filed our 2007 Form 10-K on time. Consequently, we believe that Medical Benefits Expense as adjusted for the year ended December 31, 2008 will better facilitate a year over year comparison of our Medical Benefits Expense.

(2) We believe that Medical Benefits Expense as adjusted for the year ended December 31, 2007 is a non-GAAP financial measure because it does not take into account the claims information that has become available as of the date of filing our 2007 Form 10-K. The most directly comparable GAAP measure is Medical Benefits Expense, which was determined based on the substantially complete claims information that had subsequently become available as of the date of filing the 2007 Form 10-K. Consequently, the amounts we recorded in accordance with GAAP for medical benefits expense for year ended December 31, 2007 were based on actual claims paid. The difference between Medical Benefits Expense and Medical Benefits Expense as adjusted is approximately $92.9 million. Thus, our recorded amounts for Medical Benefits Expense and MBR for the year ended December 31, 2007 both include the effect of using actual claims paid. Consequently, we believe that Medical Benefits Expense as adjusted for the year ended December 31, 2007, which was based on our actuarially determined estimate, will better facilitate a year over year comparison of our Medical Benefits Expense.

Medicaid. For the year ended December 31, 2008, medical benefits expense increased $400.7 million, or 18.8%, to $2,537.4 million from $2,136.7 million for the same period in the prior year. Our Medicaid MBR was 84.8% for the year ended December 31, 2008 compared to 79.4% for the same period in the prior year.

	Medicaid Medical Benefits Expense For the Year Ended December 31,	
	2008	2007
	(Dollars in millions)	
Medicaid Medical Benefits Expense	$ 2,537.4	$ 2,136.7
Non-recurring IBNR adjustment	(39.5) (1)	39.5 (2)
Medicaid Medical Benefits Expense as adjusted	$ 2,497.9	$ 2,176.2
MBR as reported	84.8%	79.4%
MBR as adjusted	83.5%	80.8%

(1) We believe that Medicaid Medical Benefits Expense as adjusted for the year ended December 31, 2008 is a non-GAAP financial measure because it reflects the favorable development that otherwise would have been recognized in year ended December 31, 2008 if we had timely filed our 2007 Form 10-K. Due to the delay in filing our 2007 Form 10-K, we were able to review substantially complete claims information that had become available due to the substantial lapse in time between December 31, 2007 and the date we filed our 2007 Form 10-K; therefore, the favorable development was reported in 2007 instead of 2008 as it otherwise would have been. The most directly comparable GAAP measure is Medicaid Medical Benefits Expense, which has been determined based on the actuarially determined methods. Thus, our recorded amounts for Medicaid Medical Benefits Expense and MBR for the year ended December 31, 2008 is approximately $39.5 million higher than it otherwise would have been if we had filed our 2007 Form 10-K on time. Consequently, we believe that Medicaid Medical Benefits Expense as adjusted for the year ended December 31, 2008 will better facilitate a year over year comparison of our Medical Benefits Expense.

(2) We believe that Medicaid Medical Benefits Expense as adjusted for the year ended December 31, 2007 is a non-GAAP financial measure because it does not take into account the claims information that has become available as of the date of filing the 2007 Form 10-K. The most directly comparable GAAP measure is Medicaid Medical Benefits Expense, which was determined based on the substantially complete claims information that had subsequently become available as of the date of filing our 2007 Form 10-K. Consequently, the amounts we recorded in accordance with GAAP for medical benefits expense for year ended December 31, 2007 were based on actual claims paid. The difference between Medicaid Medical Benefits Expense and Medical Benefits Expense as adjusted is approximately $39.5 million. Thus, our recorded amounts for Medicaid Medical Benefits Expense and MBR for the year ended December 31, 2007 both include the effect of using actual claims paid. Consequently, we believe that Medicaid Medical Benefits Expense as adjusted for the year ended December 31, 2007, which was based on our actuarially determined estimate, will better facilitate a year over year comparison of our Medical Benefits Expense.

For the year ended December 31, 2008, Medicaid medical benefits expense as adjusted increased $321.7 million, or 14.8%, to $2,497.9 million from $2,176.2 million for the same period in the prior year. Membership growth in our Medicaid segment accounted for $212.9 million of the increase, partially off set by the decrease in medical benefits expense resulting from our Connecticut Medicaid withdrawal totaling approximately $62.8 million. The remaining change is attributed to the demographic mix of our members and overall increased utilization patterns and costs. Absent the adjustment that was recorded in 2007 for the favorable medical benefits development, our MBR would have been 83.5% and 80.8% for the years ended December 31, 2008 and 2007, respectively.

Medicare. For the year ended December 31, 2008, medical benefits expense increased $916.1 million, or 44.1%, to $2,992.8 million from $2,076.7 million for the same period in the prior year due to the increases in medical benefits expense in both the Medicaid and Medicare segments, as discussed below. Our Medicare MBR was 85.7% for the year ended December 31, 2008 compared to 79.5% for the same period in the prior year.

	Medicare Medical Benefits Expense For the Year Ended December 31,	
	2008	2007
	(Dollars in millions)	
Medicare Medical Benefits Expense	$ 2,992.8	$ 2,076.7
Non-recurring IBNR adjustment	(53.4)	53.4
Medicare Medical Benefits Expense as adjusted	$ 2,939.4	$ 2,130.1
MBR as reported	85.7%	79.5%
MBR as adjusted	84.2%	81.5%

---

(1) We believe that Medicare Medical Benefits Expense as adjusted for the year ended December 31, 2008 is a non-GAAP financial measure because it reflects the favorable development that otherwise would have been recognized in year ended December 31, 2008 if we had timely filed our 2007 Form 10-K. Due to the delay in filing our 2007 Form 10-K, we were able to review substantially complete claims information that had become available due to the substantial lapse in time between December 31, 2007 and the date we filed our 2007 Form 10-K; therefore, the favorable development was reported in 2007 instead of 2008 as it otherwise would have been. The most directly comparable GAAP measure is Medicare Medical Benefits Expense, which has been determined based on the actuarially determined methods. Thus, our recorded amounts for Medicare Medical Benefits Expense and MBR for the year ended December 31, 2008 is approximately $53.4 million higher than it otherwise would have been if we had filed our 2007 Form 10-K on time. Consequently, we believe that Medicare Medical Benefits Expense as adjusted for the year ended December 31, 2008 will better facilitate a year over year comparison of our Medicare Medical Benefits Expense.

(2) We believe that Medicare Medical Benefits Expense as adjusted for the year ended December 31, 2007 is a non-GAAP financial measure because it does not take into account the claims information that had become available as of the date of filing our 2007 Form 10-K. The most directly comparable GAAP measure is Medicare Medical Benefits Expense, which was determined based on the substantially complete claims information that had subsequently become available as of the date of filing the 2007 Form 10-K. Consequently, the amounts we recorded in accordance with GAAP for medical benefits expense for year ended December 31, 2007 were based on actual claims paid. The difference between Medicare Medical Benefits Expense and Medical Benefits Expense as adjusted is approximately $53.4 million. Thus, our recorded amounts for Medicare Medical Benefits Expense and MBR for the year ended December 31, 2007 both include the effect of using actual claims paid. Consequently, we believe that Medicaid Medical Benefits Expense as adjusted for the year ended December 31, 2007, which was based on our actuarially-determined estimate, will better facilitate a year over year comparison of our Medicare Medical Benefits Expense.

For the year ended December 31, 2008, Medicare medical benefits expense as adjusted increased $809.3 million, or 38.0%, to $2,939.4 million from $2,130.1 million for the same period in the prior year. The increase was primarily due to the growth in membership, principally with the launch of PFFS, which accounted for $431.0 million of the increase. Increased health care costs and the demographic change in membership accounted for the remaining increase. For the year ended December 31, 2008, the Medicare MBR as adjusted was 84.2% compared to 81.5% for the same period in the prior year, primarily due to the increasing MBR in our PDP product.

Selling, general and administrative expense. For the year ended December 31, 2008, selling, general and administrative ("SG&A") expenses increased approximately $166.8 million, or 21.8%, to $933.4 million from $766.6 million for the same period in the prior year. Administrative expenses associated with, or consequential to, the government and Special Committee investigations, including legal fees, consulting fees, employee recruitment and retention costs, and similar expenses were approximately $103.0 and $21.1 million in the years ended December 31, 2008 and 2007, respectively. The increase in SG&A expense resulting from the substantially higher government and Special Committee investigation costs incurred in 2008 were partially off set by the $50.0 million accrual that was recorded in 2007 for our potential liability in connection with the ultimate resolution of the investigation related matters. The remaining increase was primarily due to our investments in information technology and sales and marketing activities, as well as increased spending necessary to support and sustain our membership growth. Our SG&A expense to total revenue ratio ("SG&A ratio") was 14.3% and 14.2% for the years ended December 31, 2008 and 2007, respectively.

	Selling, General and Administrative Expense	
	For the Year Ended December 31,	
	2008	2007
	(Dollars in millions)	
SG&A (in millions)	$ 933.4	$ 766.6
SG&A expense to total revenue ratio	14.3%	14.2%

Interest expense. Interest expense decreased $2.2 million, or 15.7%, to $11.8 million for the year ended December 31, 2008 from $14.0 million for the same period in the prior year. The decrease relates to the reduced amount of debt outstanding and the lower cost of borrowing given the lower interest rate environment in 2008 versus higher interest rates in 2007.

Income tax expense. For the year ended December 31, 2008, income tax decreased $178.0 million, or 110.1%, to a benefit of $16.3 million from expense of $161.7 million for the same period in the prior year. The tax effective rate was approximately (30.7)% and 42.8% in the years ended December 31, 2008 and 2007, respectively. The decrease in the effective tax rate was attributed to the tax benefit of the goodwill impairment and, to a lesser extent, tax-exempt investment income on certain investments, offset by the non-deductibility of certain compensation costs related to changes in senior management and state taxes.

	Income Tax Expense	
	For the Year Ended December 31,	
	2008	2007
	(Dollars in millions)	
Income tax (benefit) expense	$ (16.3)	$ 161.7
Effective tax rate	(30.7%)	42.8%

Net income (loss). Net income decreased approximately $253.0 million, or 117.0%, to a net loss of $36.8 million in the year ended December 31, 2008 from net income of $216.2 in the prior year period. The decrease is primarily due to the period-over-period increase in MBR, as medical benefits expense grew at a faster pace than premium revenues during year ended December 31, 2008, the goodwill impairment recorded in 2008 and the increase in SG&A expenses associated with, or consequential to, the government and Special Committee investigations.

	Net Income (Loss)	
	For the Year Ended December 31,	
	2008	2007
	(In millions, except per share data)	
Net (loss) income	$ (36.8)	$ 216.2
Net (loss) income per diluted share	$ (0.89)	$ 5.16

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

Premium revenue. For the year ended December 31, 2007, total premium revenue increased $1,718.9 million, or 47.9%, to $5,304.9 million from $3,586.0 million for the same period in the prior year due to increases in premium revenue in both the Medicaid and Medicare segments, as discussed below. Total membership grew by 115,000 members, or 5.1%, from 2,258,000 at December 31, 2006 to 2,373,000 at December 31, 2007.

	Premium Revenues and Membership	
	For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
Revenues	$ 5,304.9	$ 3,586.0
Membership	2,373,000	2,258,000

Medicaid. For the year ended December 31, 2007, Medicaid segment premium revenue increased $785.4 million, or 41.2%, to $2,691.8 million from $1,906.4 million for the same period in the prior year. The increase in Medicaid segment revenue was primarily due to increases in premium rates in certain markets and a full year of operating in Georgia in 2007 compared to seven months in 2006. Georgia premium revenue for 2007 totaled $1,086.8 million compared to $496.9 million in 2006. The increase also resulted from our entry into the Ohio market in 2007 in which we had revenues of approximately $161.0 million. This increase was partially offset by a decrease resulting from the aggregate membership in the Medicaid segment decreasing slightly by 13,000 members, or 1%, from 1,245,000 members at December 31, 2006 to 1,232,000 at December 31, 2007.

	Medicaid Revenues and Membership	
	For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
Revenues	$ 2,691.8	$ 1,906.4
% of Total Premium Revenues	50.7%	53.2%
Membership	1,232,000	1,245,000
% of Total Membership	51.9%	55.1%

Medicare. For the year ended December 31, 2007, Medicare segment premium revenue increased $933.4 million, or 55.6%, to $2,613.1 million from $1,679.7 million for the same period in the prior year. Growth in premium revenue within the Medicare segment was primarily the result of our PFFS product launch and premium increases associated with the demographic mix of our Medicare Advantage membership. Membership within the Medicare segment grew by 128,000 members, or 12.6%, from 1,013,000 members at December 31, 2006 to 1,141,000 members at December 31, 2007, principally due to the new PFFS product.

	Medicare Revenues and Membership	
	For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
Revenues	$ 2,613.1	$ 1,679.7
% of Total Premium Revenues	49.3%	46.8%
Membership	1,141,000	1,013,000
% of Total Membership	48.1%	44.9%

Investment and other income. For the year ended December 31, 2007, investment and other income increased $36.0 million, or 72.1%, to $85.9 million from $49.9 million for the same period in the prior year. The increase was due to our increased cash and investment balances held throughout 2007 primarily from our PFFS product launch and a full year of operations in Georgia in 2007 compared to only seven months in 2006. Higher interest rates accounted for approximately $12.2 million of the increase.

Medical benefits expense. For the year ended December 31, 2007, total medical benefits expense increased $1,306.1 million, or 44.9%, to $4,213.4 million from $2,907.3 million for the same period in the prior year due to the increases in medical benefits expense in both the Medicaid and Medicare segments, as discussed below. Our MBR was 79.4% for the year ended December 31, 2007 compared to 81.1% for the same period in the prior year.

	Medical Benefits Expense	
	For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
Medical Benefits Expense	$ 4,213.4	$ 2,907.3
Non-recurring IBNR adjustment	92.9	N/A

	Medical Benefits Expense	
	For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
Medical Benefits Expense as adjusted(1)	$ 4,306.3	N/A
MBR as reported	79.4%	81.1%
MBR as adjusted	81.2%	N/A

(1) We believe that Medical Benefits Expense as adjusted for the year ended December 31, 2007 is a non-GAAP financial measure because it does not take into account the claims information that has become available as of the date of filing of our 2007 Form 10-K. The most directly comparable GAAP measure is Medical Benefits Expense, which was determined based on the substantially complete claims information that had subsequently become available as of the date of filing of our 2007 Form 10-K. Consequently, the amounts we recorded in accordance with GAAP for medical benefits expense for the year ended December 31, 2007 were based on actual claims paid. The difference between Medical Benefits Expense and Medical Benefits Expense as adjusted, is approximately $92.9 million, or a 1.8% decrease in the MBR. Thus, our recorded amounts for Medical Benefits Expense and MBR for the year ended December 31, 2007 both include the effect of using actual claims paid. Consequently, we

believe that Medical Benefits Expense as adjusted for the year ended December 31, 2007, which was based on our actuarially-determined estimate, will better facilitate a year over year comparison of our Medical Benefits Expense.

Medicaid. For the year ended December 31, 2007, medical benefits expense increased $580.9 million, or 37.3%, to $2,136.7 million from $1,555.8 million for the same period in the prior year. Our Medicaid MBR was 79.4% for the year ended December 31, 2007 compared to 81.6% for the same period in the prior year.

	Medicaid Medical Benefits Expense For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
Medicaid Medical Benefits Expense	$ 2,136.7	$ 1,555.8
Non-recurring IBNR adjustment	39.5	N/A
Medicaid Medical Benefits Expense as adjusted(1)	$ 2,176.2	N/A
MBR as reported	79.4%	81.6%
MBR as adjusted	80.8%	N/A

(1) We believe that Medicaid Medical Benefits Expense as adjusted for the year ended December 31, 2007 is a non-GAAP financial measure because it does not take into account the claims information that had become available as of the date of filing of our 2007 Form 10-K. The most directly comparable GAAP measure is Medicaid Medical Benefits Expense, which was determined based on the substantially complete claims information that had subsequently become available as of the date of filing our 2007 Form 10-K. Consequently, the amounts we recorded in accordance with GAAP for Medicaid Medical Benefits Expense for the year ended December 31, 2007 were based on actual claims paid. The difference between Medicaid Medical Benefits Expense and Medicaid Medical Benefits Expense as adjusted, is approximately $39.5 million. Thus, our recorded amounts for Medicaid Medical Benefits Expense and MBR for the year ended December 31, 2007 both include the effect of using actual claims paid. Consequently, we believe that Medicaid Medical Benefits Expense as adjusted for the year ended December 31, 2007, which was based on our actuarially determined estimate, will better facilitate a year over year comparison of our Medicaid Medical Benefits Expense.

For the year ended December 31, 2007, Medicaid medical benefits expense as adjusted increased $580.9 million, or 37.3%, to $2,176.2 million from $1,555.8 million for the same period in the prior year. The membership increase, principally in our Georgia and Ohio markets, accounted for $417.7 million and $143.4 million of the increase, respectively. Increased health care costs and the demographic change in membership accounted for the remaining $19.8 million of the increase. For the year ended December 31, 2007, the Medicaid MBR as adjusted was 80.8% compared to 81.6% for the same period in the prior year. This increase resulted from changes in the health care utilization pattern of our members and the demographic mix of our members in our 2006 existing markets.

Medicare. For the year ended December 31, 2007, medical benefits expense increased $725.2 million, or 53.7%, to $2,076.7 million from $1,351.5 million for the same period in the prior year due to the increases in medical benefits expense in both the Medicaid and Medicare segments, as discussed below. Our MBR was 79.5% for the year ended December 31, 2007 compared to 80.5% for the same period in the prior year.

	Medicare Medical Benefits Expense For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
Medicare Medical Benefits Expense	$ 2,076.7	$ 1,351.5
Non-recurring IBNR adjustment	53.4	N/A
Medicare Medical Benefits Expense as adjusted(1)	$ 2,130.1	N/A
MBR as reported	79.5%	80.5%
MBR as adjusted	81.5%	N/A

(1) We believe that Medicare Medical Benefits Expense as adjusted for the year ended December 31, 2007 is a non-GAAP financial measure because it does not take into account the claims information that had become available as of the date of filing of our 2007 Form 10-K. The most directly comparable GAAP measure is Medicare Medical Benefits Expense, which was determined based on the substantially complete claims information that had subsequently become available as of the date of filing of our 2007 Form 10-K. Consequently, the amounts we recorded in accordance with GAAP for Medicare Medical Benefits Expense for the year ended December 31, 2007 were based on actual claims paid. The difference between Medicare Medical Benefits Expense and Medicare Medical Benefits Expense as adjusted, is approximately $53.4 million. Thus, our recorded amounts for Medicare Medical Benefits Expense and MBR for the year ended December 31, 2007 both include the effect of using actual claims paid.

Consequently, we believe that Medicare Medical Benefits Expense as adjusted for the year ended December 31, 2007, which was based on our actuarially determined estimate, will better facilitate a year over year comparison of our Medicare Medical Benefits Expense.

For the year ended December 31, 2007, Medicare medical benefits expense as adjusted increased $778.6 million, or 57.6%, to $2,130.1 million from $1,351.5 million for the same period in the prior year. The increase was primarily due to the growth in membership, principally with the launch of PFFS, which accounted for $384.2 million of the increase, and growth in our PDP market, which contributed an additional $98.9 million. Increased health care costs and the demographic change in membership accounted for the remaining $295.5 million of the increase. For the year ended December 31, 2007, the Medicare MBR as adjusted was 81.5% compared to 80.5% for the same period in the prior year.

Selling, general and administrative expense. For the year ended December 31, 2007, SG&A expense increased $270.2 million, or 54.4%, to $766.6 million from $496.4 million for the same period in the prior year. Our SG&A ratio was 14.2% and 13.7% for the years ended December 31, 2007 and 2006, respectively. The increase in SG&A expense was primarily due to the costs related to the investigations, investments in information technology, investments in sales and marketing activities, and increased spending necessary to support and sustain our membership growth. Our SG&A ratio increased in 2007 as a result of recording a $50.0 million accrual for our potential liability in connection with the ultimate resolution of the investigation related matters discussed in Note 11 to the Consolidated Financial Statements.

	Selling, General and Administrative Expense	
	For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
SG&A	$ 766.6	$ 496.4
SG&A expense to total revenue ratio	14.2%	13.7%

Interest expense. Interest expense was $14.0 million and $14.1 million for the years ended December 31, 2007 and 2006, respectively. The decrease relates to the reduced amount of debt outstanding due to the settlement of the related party note, partially off-set by the higher cost of borrowing due to higher interest rates in 2007.

Income tax expense. Income tax expense for the year ended December 31, 2007 was $161.7 million with an effective tax rate of 42.8% as compared to $79.8 million with an effective tax rate of 39.7% for the same period in the prior year. The increase in the effective tax rate is principally attributed to the non-deductible expense that was recorded in the amount of $50.0 million in connection with the ultimate resolution of the investigation related matters discussed in Note 11 to the Consolidated Financial Statements. The ultimate terms and structure of any potential resolution of pending enforcement investigations is still unknown; therefore, we have assumed that the potential resolution amount will not be tax deductible.

	Income Tax Expense	
	For the Year Ended December 31,	
	2007	2006
	(Dollars in millions)	
Income tax expense	$ 161.7	$ 79.8
Effective tax rate	42.8%	39.7%

Net income. For the year ended December 31, 2007, net income was $216.2 million compared to $121.2 million for the same period in the prior year, representing an increase of $95.0 million or 78.4%. Net income increased as a result of the favorable adjustment that was recorded to medical benefits expense to reflect the difference between the actual claims paid and the Company's actuarially determined estimate which accounted for $53.1 million of the increase. This increase was off-set by the increase in non-tax-deductible expense that was recorded in the amount of $50.0 million in connection with the potential resolution of the investigation related matters discussed in Note 11 to the Consolidated Financial Statements. The remaining $91.9 million increase is a result of significant premium growth as discussed above.

	Net Income	
	For the Year Ended December 31,	
	2007	2006
	(In millions, except per share data)	
Net income	$ 216.2	$ 121.2
Net income per diluted share	$ 5.16	$ 2.98

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Premium revenue. For the year ended December 31, 2006, premium revenue increased $1,737.7 million, or 94.0%, to $3,586.0 million from $1,848.3 million for the same period in the prior year due to increases in premium revenue in both the Medicaid and Medicare segments, as discussed below. Total membership grew by 1,403,000 members, or 164.1%, from 855,000 at December 31, 2005 to 2,258,000 at December 31, 2006.

Medicaid. For the year ended December 31, 2006, Medicaid segment premium revenue increased $562.6 million, or 41.8%, to $1,906.4 million from $1,343.8 million for the same period in the prior year. The increase in Medicaid segment revenue is due to growth in membership, principally as a result of the addition of the Georgia market, coupled with increases in premium rates in certain markets. Aggregate membership in the Medicaid segment grew by 459,000 members, or 58.4%, from 786,000 members at December 31, 2005 to 1,245,000 at December 31, 2006 principally due to the addition of the Georgia market which accounted for $496.9 million, and premium increases associated with the demographic mix of our membership accounted for $52.2 million of the increase. The remaining increase was attributed to organic membership growth in our other markets.

	Medicaid Revenues and Membership For the Year Ended December 31, 2006	2005
	(Dollars in millions)	
Revenues	$ 1,906.4	$ 1,343.8
% of Total Premium Revenues	53.2%	72.7%
Membership	1,245,000	786,000
% of Total Membership	55.1%	91.9%

Medicare. For the year ended December 31, 2006, Medicare segment premium revenue increased $1,175.2 million, or 232.9%, to $1,679.7 million from $504.5 million for the same period in the prior year. Growth in premium revenue within the Medicare segment was primarily the result of the new PDP business that we launched in 2006 and the related membership growth of 923,000 members, which accounted for $909.6 million, and premium increases associated with the demographic mix of our Medicare Coordinated Care membership. Membership within the Medicare segment grew by 944,000 members, or 1,368.1%, from 69,000 members at December 31, 2005 to 1,013,000 members at December 31, 2006, principally due to our new PDP business.

	Medicare Revenues and Membership For the Year Ended December 31, 2006	2005
	(Dollars in millions)	
Revenues	$ 1,679.7	$ 504.5
% of Total Premium Revenues	46.8%	27.3%
Membership	1,013,000	69,000
% of Total Membership	44.9%	8.1%

Investment and other income. For the year ended December 31, 2006, investment and other income increased $32.9 million, or 193.5%, to $49.9 million from $17.0 million for the same period in the prior year. The increase was due to increased cash and investment positions held throughout 2006 primarily from the new PDP and Georgia businesses, as well as the higher interest rate environment. The higher average cash and investment balances accounted for approximately $14.4 million of the increase and the higher interest rate environment accounted for approximately $18.5 million of the increase.

Medical benefits expense. For the year ended December 31, 2006, medical benefits expense increased $1,401.9 million, or 93.1%, to $2,907.3 million from $1,505.4 million for the same period in the prior year due to the increases in medical benefits expense in both the Medicaid and Medicare segments, as discussed below. The MBR was 81.1% for the year ended December 31, 2006 compared to 81.4% for the same period in the prior year.

Medicaid. For the year ended December 31, 2006, Medicaid medical benefits expense increased $462.6 million, or 42.3%, to $1,555.8 million from $1,093.2 million for the same period in the prior year. The increase in our Medicaid membership, principally as a result of our Georgia market, accounted for $439.1 million of the increase while increased health care costs and the demographic change in membership accounted for $23.5 million of the increase. For the year ended December 31, 2006, the Medicaid MBR was 81.6% compared to 81.3% for the same period in the prior year. This decline resulted from premium rate increases, changes in the health care utilization pattern of our members and the demographic mix of our members in our 2005 existing markets, partially off set by the higher medical costs associated with our Georgia launch.

	Medicaid Medical Benefits Expense For the Year Ended December 31,	
	2006	2005
	(Dollars in millions)	
Medical Benefits	$ 1,555.8	$ 1,093.2
MBR	81.6%	81.3%

Medicare. For the year ended December 31, 2006, Medicare medical benefits expense increased $939.3 million, or 227.9%, to $1,351.5 million from $412.2 million for the same period in the prior year. The increase was primarily due to the growth in membership, principally as a result of our new PDP business, which accounted for $715.7 million of the increase. Increased health care costs and the demographic change in membership accounted for $223.6 million of the increase. For the year ended December 31, 2006, the Medicare MBR was 80.5% compared to 81.7% for the same period in the prior year.

	Medicare Medical Benefits Expense For the Year Ended December 31,	
	2006	2005
	(Dollars in millions)	
Medical Benefits	$ 1,351.5	$ 412.2
MBR	80.5%	81.7%

Selling, general and administrative expense. For the year ended December 31, 2006, SG&A expense increased $236.9 million, or 91.3%, to $496.4 million from $259.5 million for the same period in the prior year. Our SG&A ratio was 13.7% and 13.9% for the years ended December 31, 2006 and 2005, respectively. The increase in SG&A expense was primarily due to investments in information technology, investments in sales and marketing strategies and increased spending necessary to support and sustain our membership growth.

	Selling, General and Administrative Expense For the Year Ended December 31,	
	2006	2005
SG&A	$ 496.4	$ 259.5
SG&A expense to total revenue ratio	13.7%	13.9%

Interest expense. Interest expense was $14.1 million and $13.6 million for the years ended December 31, 2006 and 2005, respectively. The increase relates to higher borrowing costs due to the rising interest rate environment, partially off-set by the reduced amount of debt outstanding due to the settlement of the related party note.

Income tax expense. Income tax expense for the year ended December 31, 2006 was $79.8 million with an effective tax rate of 39.7% as compared to $30.3 million with an effective tax rate of 39.0% for the same period in the prior year.

	Income Tax Expense For the Year Ended December 31,	
	2006	2005
	(Dollars in millions)	
Income tax expense	$ 79.8	$ 30.3
Effective tax rate	39.7%	39.0%

Net income. For the year ended December 31, 2006, net income was $121.2 million compared to $47.4 million for the same period in the prior year, representing an increase of $73.8 million or 156.0%. The increase is due to increased revenues generated by our membership growth while maintaining a relatively consistent MBR.

	Net Income For the Year Ended December 31,	
	2006	2005
	(In millions, except per share data)	
Net income	$ 121.2	$ 47.4
Net income per diluted share	$ 2.98	$ 1.21

Liquidity and Capital Resources

Overview

Cash Generating Activities

Our business consists of operations conducted by our regulated subsidiaries, including HMOs and insurance subsidiaries, and our non-regulated subsidiaries. The primary sources of cash for our regulated subsidiaries include premium revenue, investment income and capital contributions made by us to our regulated subsidiaries. Our regulated subsidiaries are each subject to applicable state regulations that, among other things, require the maintenance of minimum levels of capital and surplus.

Our regulated subsidiaries' primary uses of cash include payment of medical expenses, management fees to our non-regulated third-party administrator subsidiary (the "TPA") and direct administrative costs which are not covered by the agreement with the TPA, such as selling expenses and legal costs. We refer collectively to the cash and investment balances maintained by our regulated subsidiaries as "regulated cash" and "regulated investments," respectively.

The primary sources of cash for our non-regulated subsidiaries are management fees received from our regulated subsidiaries, investment income and cash received from debt or equity offerings. Our non-regulated subsidiaries' primary uses of cash include payment of administrative costs not charged to our regulated subsidiaries for corporate functions, including administrative services related to claims payment, member and provider services and information technology. Other primary uses include capital contributions made by our non-regulated subsidiaries to our regulated subsidiaries and repayment of debt. We refer collectively to the cash and investment balances available in our non-regulated subsidiaries as "unregulated cash" and "unregulated investments," respectively.

Cash Positions

At December 31, 2008 and 2007, cash and cash equivalents were $1,181.9 million and $1,008.4 million, respectively. We also had short-term investments of $70.1 million and $253.9 million at December 31, 2008 and 2007, respectively. Of these short-term investments, $66.2 million and $33.8 million had maturities of three to 12 months as of December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, 94.4% and 12.3% of our investments were invested in certificates of deposit with a weighted average maturity of 50 days and 98 days, respectively. The annualized tax equivalent portfolio yield for the years ended December 31, 2008 and 2007 was 2.4% and 5.0%, respectively.

On December 31, 2008, three of our Florida regulated subsidiaries declared dividends to one of our non-regulated subsidiaries in the aggregate amount of $105.1 million, two of which were paid on December 31, 2008 and one of which was paid on January 2, 2009. As of December 31 2008, we had unregulated cash of approximately $147.7 million and unregulated investments of approximately $4.9 million. The proceeds from the intercompany dividends discussed above are reflected in our unregulated cash balances as of December 31, 2008 with the exception of the dividends received on January 2, 2009.

Our Credit Facility and Significant Near-Term Cash Requirements

Our senior secured credit facility with Wachovia Bank, as Administrative Agent, and a syndicate of lenders, which has a term loan facility with an outstanding balance of approximately $152.8 million as of December 31, 2008, is currently in default and subject to acceleration by the lenders and, absent acceleration by the lenders, will become due and payable on May 13, 2009. Taking into account, among other things, the increase in our unregulated cash balances as a result of our receipt of the $105.1 million in dividends described above, we currently expect that we will be able to repay in full the outstanding balance under the credit facility when it becomes due. However, we cannot provide any assurances that adverse developments will not arise that impede our ability to repay in full the outstanding balance under the credit facility when it becomes due. In particular, the timing and amount of any potential resolution with the USAO, the Civil Division, the OIG and the State of Florida is uncertain and could materially and adversely affect our ability to meet our near-term obligations, including repayment of the outstanding balance under the credit facility. Also, our ability to repay in full the outstanding balance under the credit facility could be materially and adversely affected if, among other things, Florida regulators were to require certain of our intercompany loan arrangements, which total approximately $50.0 million, to be terminated. Additionally, one or more of our regulators could require one or more of our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators were to determine that such a requirement were in the interest of our members. For example, a state regulator recently notified us that, in its view, notwithstanding a parental guarantee that has been in place since 2006, we should contribute a total of approximately $30.0 million in additional statutory capital to two of our HMOs. We are currently in discussions with the regulator to determine the necessity of a capital contribution, if any, into these regulated entities. In addition, there may be other potential adverse developments that could impede our ability to repay in full the outstanding balance under the credit facility.

In addition to our senior secured credit facility, we have other significant near-term cash requirements, principally costs associated with the ongoing investigations. As of December 31, 2008, we had spent a cumulative amount of approximately $124.1 million on administrative expenses associated with, or consequential to, the government and Special Committee investigations, including legal fees, accounting fees, consulting fees, employee recruitment and retention costs and similar expenses. Approximately $21.1 million of these investigation related costs were incurred in 2007 and approximately $103.0 million were incurred in 2008. We expect to continue incurring significant additional costs in 2009 as a result of the federal and state investigations and pending civil actions, including administrative expenses and costs necessary to improve our corporate governance and address other issues that were identified. As noted elsewhere we accrued a liability in the amount of $50.0 million in connection with the resolution of these matters which is reflected in our Consolidated Balance Sheets as of December 31, 2007 and 2008, respectively. We believe that it is probable that the actual resolution amount for all such matters under review will be more than the amounts that have been reflected in our financial statements; however, the timing, term and conditions of such costs remain uncertain.

In addition, in 2007, one of our non-regulated subsidiaries borrowed $50.0 million from two of our Florida regulated subsidiaries through intercompany loan arrangements for the purpose of commencing a new business. The borrowing subsidiary ultimately did not commence the new business and the borrowing subsidiary still holds approximately $50.0 million, which we intend to use to the extent necessary to meet our general corporate obligations. We currently do not intend to cause the loans to be repaid until at least September 2010. However, the Florida regulators could require the regulated subsidiaries to terminate the intercompany loan arrangements, necessitating the borrowing subsidiary to repay in full the amount owed to the Florida regulated subsidiaries. If the borrowing subsidiary were required to repay the intercompany loans, or other restrictions were placed on the use of proceeds from such loans, our unregulated cash balance could be reduced by up to $50.0 million plus any accrued interest.

Initiatives to Increase Our Unregulated Cash

We are pursuing financing alternatives to raise additional unregulated cash. Some of these initiatives include, but are not limited to, seeking additional dividends from certain of our regulated subsidiaries to the extent that we are able to access available excess capital. For example, as discussed above, on December 31, 2008, three of our Florida regulated subsidiaries declared dividends to one of our non-regulated subsidiaries in the aggregate amount of $105.1 million, two of which were paid on December 31, 2008 and one of which was paid on January 2, 2009. We are currently considering other intercompany dividends to increase our unregulated cash balances. However, we cannot provide any assurances that any other applicable state regulatory authorities will approve, to the extent such approvals are required, the payment of dividends to our non-regulated subsidiaries by our regulated subsidiaries. In addition to dividends, our strategies include accessing the public and private debt and equity markets and potentially selling assets.

Our ability to obtain financing has been and continues to be materially and negatively affected by a number of factors. The recent turmoil in the credit markets, market volatility, the deterioration in the soundness of certain financial institutions and general adverse economic conditions have caused the cost of prospective debt financings to increase considerably. These circumstances have materially adversely affected liquidity in the financial markets, making terms for certain financings unattractive, and in some cases have resulted in the unavailability of financing. We also believe the uncertainty created by the ongoing state and federal investigations is affecting our ability to obtain financing. In light of the current and evolving credit market crisis and the uncertainty created by the ongoing investigations, we may not be able to obtain financing. Even if we are able to obtain financing under these circumstances, the cost to us likely will be high and the terms and conditions likely will be onerous. The required repayment of the outstanding balance due under our credit facility will materially reduce our outstanding cash balances unless we are able to refinance the debt.

Auction Rate Securities

As of December 31, 2008, all of our long-term investments were comprised of municipal note investments with an auction reset feature ("auction rate securities"). These notes are issued by various state and local municipal entities for the purpose of financing student loans, public projects and other activities, which carry investment grade credit ratings. Liquidity for these auction rate securities is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at pre-determined intervals, usually every seven, 14, 28 or 35 days. As of the date of this report, auctions have failed for $50.6 million of our auction rate securities and there is no assurance that auctions on the remaining auction rate securities in our investment portfolio will continue to succeed. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. In the event that there is a failed auction the indenture governing the security requires the issuer to pay interest at a contractually defined rate that is generally above market rates for other types of similar short-term instruments. The securities for which auctions have failed will continue to accrue interest at the contractual rate and be auctioned every seven, 14, 28 or 35 days until the auction succeeds, the issuer calls the securities, or they mature. As a result, our ability to liquidate and fully recover the carrying value of our remaining auction rate securities in the near term may be limited or non-existent. In addition, while all of our auction rate securities currently carry investment grade ratings, if the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments.

We believe we will be able to liquidate our auction rate securities without significant loss, and we currently believe these securities are not impaired, primarily due to government guarantees or municipal bond insurance; however, it could take until the final maturity of the underlying securities to realize our investments' recorded value. The final maturity of the underlying securities could be as long as 31 years. The weighted-average life of the underlying securities for our auction rate securities portfolio is 22 years. We currently have the ability and intent to hold our auction rate securities until market stability is restored with respect to these securities.

Regulatory Capital and Restrictions on Dividends and Management Fees

Each of our HMO subsidiaries is licensed in the markets in which it operates and is subject to the rules, regulations and oversight by the applicable state DOI in the areas of licensing and solvency. Each of our health and prescription drug plans is required to report regularly on its operational and financial performance to the appropriate regulatory agency in the state in which it is licensed, which describes our HMO's capital structure, ownership, financial condition, certain intercompany transactions and business operations. From time to time, each of our plans is selected to undergo periodic examinations and reviews by the applicable state to review our operational and financial assertions.

The plans that we operate generally must obtain approval from or provide notice to the state in which it is domiciled before entering into certain transactions, such as declaring dividends in excess of certain thresholds or paying dividends to a related party, entering into other arrangements with related parties, and acquisitions or similar transactions involving an HMO, or any other change in control. For purposes of these laws, in general, control commonly is presumed to exist when a person, group of persons or entity, directly or indirectly, owns, controls or holds the power to vote 10% or more of the voting securities of another entity.

Each of our HMO and insurance subsidiaries must maintain a minimum statutory net worth in an amount determined by statute or regulation and we may only invest in types of investments approved by the state. The minimum statutory net worth requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized health care costs, a percentage of certain liabilities, a statutory minimum, or RBC, requirements. The RBC requirements are based on guidelines established by the NAIC and are administered by the states. As of December 31, 2008, our Connecticut, Georgia, Illinois, Indiana, Louisiana, Missouri, Ohio and PFFS operations are subject to RBC requirements. The RBC requirements may be modified as each state legislature deems appropriate for that state. The RBC formula, based on asset risk, underwriting risk, credit risk, business risk and other factors, generates the authorized company action level, or CAL, which represents the amount of net worth believed to be required to support the regulated entity's business.

For states in which the RBC requirements have been adopted, the regulated entity typically must maintain a minimum of the greater of the required CAL or the minimum statutory net worth requirement calculated pursuant to pre-RBC guidelines. In addition to the foregoing requirements, our regulated subsidiaries are subject to restrictions on their ability to make dividend payments, loans and other transfers of cash.

The statutory framework for our regulated subsidiaries' minimum net worth may change over time. For instance, RBC requirements may be adopted by more of the states in which we operate. These subsidiaries are also subject to their state regulators' overall oversight powers. For example, New York enacted regulations that increase the reserve requirement by 150% over an eight-year period. In addition, regulators could require our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators determine that maintaining such additional statutory net worth is in the best interest of our members. For example, our Ohio HMO is required to maintain required statutory capital at an RBC level of 150% of CAL. Moreover, as we expand our plan offerings in new states or pursue new business opportunities, such as the Medicare private-fee-for-service programs, we may be required to make additional statutory capital contributions.

In addition, our Medicaid and S-CHIP activities are regulated by each state's department of health or equivalent agency, and our Medicare activities are regulated by CMS. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

State enforcement authorities, including state attorneys general and Medicaid fraud control units, have become increasingly active in recent years in their review and scrutiny of various sectors of the health care industry, including health insurers and managed care organizations. We routinely respond to requests for information from these entities and, more generally, we endeavor to cooperate fully with all government agencies that regulate our business. For a discussion of our material pending legal proceedings, see "Part – Item 3 – Legal Proceedings."

At December 31, 2008 and 2007, all of our restricted assets consisted of cash and cash equivalents, money market accounts, certificates of deposits, and U.S. Government Securities. As of December 31, 2008, we believe our subsidiaries were in compliance with the minimum capital requirements. However, a state regulator recently notified us that, in its view, notwithstanding a parental guarantee that has been in place since 2006, two of our HMOs should contribute a total of approximately $30.0 million in additional statutory capital. We are currently discussing this request with the regulator.

Overview of Cash Flow Activities – For the years ended December 31, 2008, 2007 and 2006 our cash flows from operations are summarized as follows:

	For the Years Ended December 31,		
	2008	2007	2006
	(In millions)		
Net cash provided by operations	$ 296.4	$ 277.6	$ 507.7
Net cash used in investing activities	(91.1)	(186.2)	(88.1)
Net cash (used in) provided by financing activities	(31.8)	(47.5)	123.0

Net cash provided by operations

The net cash inflow from operations for the years ended December 31, 2008, 2007 and 2006 was primarily due to increased revenues from increased membership and changes in the receivables and liabilities due to timing of cash receipts and payments. Because we generally receive premium revenue in advance of payment for the related medical care costs, our cash typically has increased during periods of premium revenue growth.

Net cash used in investing activities

In 2008, investing activities consisted primarily of $124.8 million in proceeds from the sale and maturity of investments, net of investment purchases. An additional $109.8 million was used in investing activities to purchase restricted investments, net of proceeds received from the sale of restricted investments. Additions to property, equipment and capitalized software used approximately $19.6 million.

In 2008, investing activities also consisted primarily of net cash used in Funds receivable for the benefit of members totaling $86.5 million. These funds, which represent PDP member subsidies and pass-through payments from government partners, are not accounted for in our results of operations since they represent pass-through payments from our government partners to fund deductibles, co-payments and other member benefits for certain of our members.

In 2007, investing activities consisted primarily of the investment of excess cash generated by operations totaling approximately $127.5 million in various short-term investment instruments, and an additional $39.3 million was invested in restricted investment accounts to satisfy the requirements of various state statutes. An additional $22.9 million was invested in capitalized assets.

In 2006, investing activities consisted primarily of the investment of excess cash generated by operations totaling approximately $32.3 million in various short-term investment instruments. An additional $31.7 million was invested in capitalized assets, which included expansion costs related to our corporate headquarters in Tampa, and investments needed for our new product offerings. Additionally, $31.0 million was invested in restricted investment accounts to satisfy the requirements of various state statutes.

Net cash provided by (used in) financing activities

In 2008, financing activities consisted primarily of net cash used in Funds held for the benefit of members totaling $31.8 million. These funds, which represent PDP member subsidies and pass-through payments from government partners, are not accounted for in our results of operations since they represent pass-through payments from our government partners to fund deductibles, co-payments and other member benefits for certain of our members

In 2007, financing activities consisted of net proceeds from options exercised totaling $12.8 million, and the incremental tax benefit from options exercised of $23.1 million.

Also included in financing activities are funds held for the benefit of others, which used approximately $81.9 million of cash as of December 31, 2007. These funds, which represent PDP member subsidies and pass-through payments from government partners, are not accounted for in our results of operations since they represent pass-through payments from our government partners to fund deductibles, co-payments and other member benefits for certain of our members.

In 2006, financing activities consisted of proceeds from options exercised totaling $9.0 million and proceeds from our follow-on offering of $22.0 million, partially offset by payments on our related-party note of $25.6 million.

Also included in financing activities are funds held for the benefit of others, which totaled approximately $113.7 million as of December 31, 2006. These funds are PDP member subsidies and represent pass-through payments from government partners and are not accounted for in our results of operations since they represent pass-through payments from our government partners to fund deductibles, co-payments and other member benefits for certain of our members.

Debt and Credit Facilities

Credit Agreement

As discussed above, our senior secured credit facility with Wachovia Bank, as Administrative Agent, and a syndicate of lenders, which has a term loan facility with an outstanding balance of approximately $152.8 million as of December 31, 2008, is currently in default and subject to acceleration by the lenders and will, absent acceleration by the lenders, become due and payable on May 13, 2009. Our senior secured credit facility also included a revolving credit facility that expired in May 2008. Although we are not in payment default, we are in default of a number of covenants contained in the credit agreement (including our failure to provide the lenders with audited financial statements, our 2008 budget and other requested information, and our inability to maintain certain leverage ratios), some of which cannot be cured prior to maturity of the senior secured credit facility (such as our entry into intercompany loan transactions that were not effected in compliance with the credit agreement). As of the date hereof, our payment obligations under the credit agreement have not been accelerated and the rate of interest has not been increased. However, we cannot provide any assurance that such obligations will not be accelerated or the rate of interest increased in the future or that the lenders will not exercise other remedies for default.

The term loan is secured by a pledge of substantially all of the assets of our non-regulated entities, which includes the stock of our operating subsidiaries directly held by our non-regulated entities. Interest is payable quarterly, currently at a rate equal to the sum of a rate based upon the applicable Prime rate plus a rate equal to 1.50%. If we fail to pay any of our indebtedness when due, or if we breach any of the other covenants in the instruments governing our indebtedness, it may result in additional events of default.

Working Capital

As of December 31, 2008, our credit ratings were as follows:

Agency	Outlook	Credit Rating
Moody's	Rating Under Review/Possible Downgrade	Ba2
Standard & Poor's	Credit Watch Negative	B

Consequently, if we seek to raise funds in capital markets transactions, our ability to do so will be limited to issuing additional non-investment grade debt or issuing equity and/or equity-linked instruments.

We expect to fund our working capital requirements and capital expenditures during the next several years from our existing cash balances, our cash flow from operations, public offerings or other possible future capital markets transactions. We have taken a number of steps to increase our internally generated cash flow, including reducing our health care expenses by, among other things, exiting from unprofitable markets and undertaking cost savings initiatives.

We also may be required to take additional actions to reduce our cash flow requirements, including the deferral of planned investments aimed at reducing our selling, general and administrative expenses. The deferral or cancellation of any investments could have a material adverse impact on our ability to meet our short-term business objectives. We regularly evaluate cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. We may elect to raise additional funds for these purposes either through additional debt or equity, the sale of investment securities or otherwise as appropriate.

Off Balance Sheet Arrangements

At December 31, 2008, we did not have any off-balance sheet financing arrangements except for operating leases as described in the table below.

Commitments and Contingencies

The following table sets forth information regarding our contractual obligations.

Contractual Obligations at December 31, 2008(1)	Payments due to period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions)				
Current portion of debt	$ 152.8	$ 152.8	$ —	$ —	$ —
Operating leases	78.3	16.9	29.4	15.1	16.9
Purchase obligations	42.3	31.4	10.8	0.1	—
Unrecognized tax benefit	26.6	—	—	—	26.6
Total	$ 300.0	$ 201.1	$ 40.2	$ 15.2	$ 43.5

(1) We are engaged in resolution discussions as to matters under review with the USAO, the Civil Division, the OIG and the State of Florida. Based on the current status of matters and all information known to us to date, in the year ended December 31, 2007 we recorded selling, general and administrative expense and accrued a liability in the amount of $50.0 million in connection with the resolution of these matters, which is included in the Other accrued expenses line item within our Consolidated Balance Sheets as of December 31, 2007, and 2008, respectively. We believe that it is probable that the actual resolution amount for all such matters under review will be more than the amounts that have already been reflected in our financial statements; however, we cannot provide an estimable range of additional amounts, if any, nor can we provide assurances regarding the timing, terms and conditions of any potential negotiated resolution of pending investigations by the USAO, the Civil Division, the OIG or the State of Florida. Accordingly, the amount has been excluded from the table above.

We are not an obligor under or guarantor of any indebtedness of any other party; however, we may have to pay referral claims of health care providers under contract with us who are not able to pay costs of medical services provided by other providers.

Recently Adopted Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. FAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delayed the effective date of FAS 157 for all non-financial assets and liabilities for one year, except those that are measured at fair value in the financial statements on at least an annual basis. We adopted FAS 157 as of January 1, 2008, except for those provisions deferred under FSP 157-2. The deferred provisions of FAS 157, which apply primarily to goodwill and other intangible assets for annual impairment testing purposes, will be effective in 2009. We adopted the new standard during the first quarter of 2008 as required. There was no cumulative effect of adopting FAS 157 for 2008.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"). FAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The pronouncement is effective for fiscal years beginning after November 15, 2007. The Company adopted FAS 159 as of January 1, 2008 as required, but did not elect the fair value option.

Recently Issued Accounting Standards

In April 2008, the FASB issued FASB Staff Position FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors to be considered in developing renewal and extension assumptions used to determine the useful life of a recognized intangible asset accounted for under FAS No. 142, *Goodwill and Other Intangible Assets*. FSP 142-3 is effective for our fiscal year 2009 and must be applied prospectively to intangible assets acquired after January 1, 2009. Early adoption is not permitted. We do not expect the adoption of FSP 142-3 will have a material impact on its Consolidated Financial Statements.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* — an amendment of FASB Statement No. 133 ("FAS 161"). FAS 161 amends and expands the disclosure requirements of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), to require qualitative disclosure about objectives and strategies for using derivatives; quantitative disclosures about fair value amounts and gains and losses on derivative instruments; and disclosures about credit-risk-related contingent features in derivative agreements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect that the adoption of FAS 160 will have an impact on our Consolidated Financial Statements.

In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations* ("FAS 141R"). FAS 141R replaces current guidance in FAS 141 to better represent the economic value of a business combination transaction. FAS 141 establishes principles and requirements for how an acquiring entity recognizes and measures all identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired. The changes to be effected with FAS 141R from the current guidance include, but are not limited to treatment of certain specific items such as expensing transaction and restructuring costs and adjusting earnings in periods subsequent to the acquisition for changes in deferred tax asset valuation allowances and income tax uncertainties as well as changes in the fair value of acquired contingent liabilities. FAS 141R also includes a substantial number of new disclosure requirements that will enable users of financial statements to evaluate the nature and financial effect of business combination. FAS 141R must be applied prospectively to all new acquisitions closing on or after January 1, 2009. The impact of this pronouncement will depend on future acquisition activity by us, if any.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* — An Amendment of ARB No. 51 ("FAS 160"). FAS 160 requires that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. The standard is effective for fiscal year 2009 and must be applied prospectively. We do not expect that the adoption of FAS 160 will have an impact on its consolidated financial statements.

Item 7A. Qualitative and Quantitative Disclosures about Market Risk.

As of December 31, 2008 and 2007, we had short-term investments of $70.1 million and $253.9 million, respectively. At December 31, 2008, we had investments classified as long-term in the amount of $55.0 million. We also had restricted investments of $199.3 million and $89.2 million, at December 31, 2008 and 2007, respectively, which consist principally of restricted deposits in accordance with regulatory requirements. The short-term investments consist of highly liquid securities with maturities between three and 12 months as well as longer term bonds with floating interest rates that are considered available for sale. Restricted assets consist of cash and cash equivalents and U.S. Treasury instruments deposited or pledged to state agencies in accordance with state rules and regulations. These restricted assets are classified as long-term regardless of the contractual maturity date due to the nature of the states' requirements. The investments classified as long term are subject to interest rate risk and will decrease in value if market rates increase. Because of their short-term nature, however, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2008, the fair value of our fixed income investments would decrease by less than $0.8 million. Similarly, a 1% decrease in market interest rates at December 31, 2008 would result in an increase of the fair value of our investments by less than $0.1 million.

Item 8. Financial Statements and Supplementary Data.

Our consolidated financial statements and related notes required by this item are set forth in the WellCare Health Plans, Inc. financial statements included in Part IV of this filing.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) *Special Committee Investigation and Restatement*

Upon consideration of certain issues identified in the Special Committee investigation discussed elsewhere in this 2008 Form 10-K, and after discussions with management and our independent registered public accounting firm, the Audit Committee recommended to the Board, and the Board thereafter concluded, that we should restate our previously issued consolidated financial statements for the Years ended December 31, 2004, 2005 and 2006, and the three and six-month periods ended March 31, 2007 and June 30, 2007. The restatements related to accounting errors identified in connection with our compliance with the refund requirements under (a) the behavioral health component of our contract with AHCA to provide behavioral health care services for our Florida Medicaid members, (b) our "Healthy Kids" contract with the Florida Healthy Kids Corporation pursuant to which we provide health benefits for children whose family income renders them ineligible for Medicaid, and (c) our Medicaid contract with the Illinois Department of Health and Family Services to provide health care services to our Illinois Medicaid members.

(b) *Evaluation of Disclosure Controls and Procedures*

Management, under the leadership of our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), is responsible for maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including our CEO and CFO, to allow timely decisions regarding required disclosures.

In connection with the preparation of this 2008 Form 10-K, our management, under the leadership of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures ("Disclosure Controls"). Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2008, our Disclosure Controls were effective in timely alerting them to material information required to be included in our reports filed with the SEC.

(c) *Management's Report on Internal Control Over Financing Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). An evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008, that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
WellCare Health Plans, Inc. and Subsidiaries
Tampa, Florida

We have audited the internal control over financial reporting of WellCare Health Plans, Inc. and subsidiaries' (the "Company") as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2008, of the Company and our report dated March 16, 2009 expressed an unqualified opinion on those financial statements and financial statement schedules.

/S/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 16, 2009

(d) *Changes in Internal Controls*

There has not been any change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, those controls.

(e) *Remedial Measures*

To remediate the material weaknesses in our internal control over financial reporting that were previously identified as of December 31, 2007, we completed the following measures by March 31, 2008:

Beginning in October 2007, management retained outside legal and consulting firms to assist the Company in calculating, submitting and reserving for estimated self-reported prospective settlements with state agencies with which certain of our subsidiaries were contracted to provide Medicaid services. Additionally, the Company has sought more clarifying information from state regulators to ensure compliance with applicable state laws.

On January 25, 2008, Todd Farha, our former Chief Executive Officer, President and Chairman of the Board, Paul Behrens, our former Senior Vice President and Chief Financial Officer, and Thaddeus Bereday, our former Senior Vice President, General Counsel and Secretary, resigned from their respective officer and director positions with us and our subsidiaries. The Board thereafter elected Charles G. Berg as our new Executive Chairman of the Board and Heath G. Schiesser, who previously had served as our Senior Vice President for Marketing and Sales and President of WellCare Prescription Insurance, one of our subsidiaries, as our new President and Chief Executive Officer. Mr. Schiesser was also elected as a director. We reorganized the senior management team by, among other things, separating the positions of (i) Chairman and Chief Executive Officer, (ii) General Counsel and Chief Compliance Officer and (iii) Chief Financial Officer and Chief Accounting Officer. Our new Chief Compliance Officer reports directly to the Chief Executive Officer. Based on our completion of the remedial measures described above, we determined that, as of March 31, 2008, our controls were effective.

Internal Control Enhancements.

In addition, since March 31, 2008, we have completed, or are in the process of completing, the following initiatives to strengthen our internal control over financial reporting and Disclosure Controls:

Senior Management Changes. In addition to the appointment of Messrs. Berg and Schiesser described above, we also made the following changes or additions to our senior management team during 2008:

- in April 2008, we appointed Thomas F. O'Neil III as our Senior Vice President, General Counsel and Secretary;
- in July 2008, we appointed Thomas L. Tran as our Senior Vice President and Chief Financial Officer;
- in July 2008, we appointed William S. White, who had served as our Vice President, Finance, as our Chief Accounting Officer;
- in August 2008, we appointed Jonathan P. Rich as our Senior Vice President and Chief Compliance Officer. Mr. Rich, who will report directly to the Chief Executive Officer and the Board's new Regulatory Compliance Committee, will be responsible for, among other things, monitoring regulatory reporting and communications;
- In September 2008, we appointed Rex M. Adams as our Chief Operating Officer; and
- In February 2009, we appointed Timothy Ramsey as our Vice President and Chief Auditor.

Other Personnel Changes. As a result of the initiatives already underway to address the material weaknesses described above, and having considered the Special Committee's findings thus far, we have effected various personnel changes and may take additional actions in the future.

Redesign of Corporate and Regulatory Compliance Programs. Under the direction of our Chief Compliance Officer and our General Counsel, we have redesigned and enhanced our corporate and regulatory compliance programs. As part of our redesigned programs, we have begun to implement and intend to continue implementing, among other things, enhanced reporting procedures, improved reporting channels, enhanced communication of our non-retaliation policies, more frequent and comprehensive compliance training and more frequent analysis of potential compliance risk areas. These items are discussed in more detail below.

- *Formation of Regulatory Compliance Committee.* In April 2008, our Board formed a Regulatory Compliance Committee to oversee our compliance activities and programs. In accordance with the Regulatory Compliance Committee's charter, the Committee has established a policy for the Committee to receive periodic reports from our Chief Compliance Officer. The Regulatory Compliance Committee now has responsibility for oversight of the activities of management's Corporate Compliance Committee discussed below.

- *Appointment of Chief Compliance Officer.* Our new Chief Compliance Officer reports directly to the Chief Executive Officer and the Regulatory Compliance Committee. The Chief Compliance Officer is responsible for monitoring regulatory reporting and regulatory communications, affiliated company arrangements, political contributions and fund-raising, provider and vendor contracting, bidding, premium reconciliation and enrollment and disenrollment practices. In addition, we separated the compliance function from the Legal Department and created a standalone Compliance Department under the supervision of our Chief Compliance Officer.

- *Reorganization of the Compliance Department.* We have substantially increased the budget for compliance activities and staffing, and as the date of this report, we have approximately 65 associates in our Compliance Department. In addition, under the leadership of our Chief Compliance Officer, the Compliance Department has been reorganized into six lines: Business Analytics, Compliance Investigations Unit, Special Investigations Unit, Medicare, Privacy, Medicaid & Corporate Compliance and Regulatory Affairs.

- *Enhanced Corporate Compliance Committee.* In 2008, the Regulatory Compliance Committee approved a charter for our Corporate Compliance Committee, which expanded the Corporate Compliance Committee's composition and sets forth its role and responsibilities. The reconstituted Corporate Compliance Committee is chaired by our Chief Compliance Officer and comprised of other members of senior management, including, among others, our General Counsel, Chief Operating Officer, Chief Medical Officer and leaders of our Medicare and Medicaid businesses. The Corporate Compliance Committee is currently redesigning and enhancing our existing corporate ethics and compliance program for all of the Company's lines of business and corporate functions. The Corporate Compliance Committee will review, at least quarterly and more frequently as necessary, areas of legal, regulatory and compliance risk throughout the Company and, under the oversight of the Regulatory Compliance Committee, develop effective policies and procedures to address such risks.

- *Communications With Regulators.* We continue to implement a comprehensive program to facilitate the identification of regulatory reporting issues and the reporting of such issues to the appropriate regulator (including federal and state health care regulators). The program, which will be administered under the supervision of our Chief Compliance Officer, is designed to ensure the reliability of the information we communicate to regulators. To that end, we are establishing mandatory procedures requiring internal certifications of accuracy and completeness by associates involved in the compilation of data and preparation of the reports that we file with regulators. In addition, we will conduct audits of a sampling of reports we have filed with state regulators to confirm that such reports were prepared in compliance with applicable law and are otherwise accurate and complete.

- *Effective Compliance Training.* In 2009, we launched iCare, an enhanced compliance program that includes mandatory compliance training programs, or training modules, for all associates. Thus far, we have implemented a training module on fraud, waste and abuse, and intend to add new training modules from time to time. These training modules are designed to strengthen our associates' competency, independent judgment and identification of potential violations of applicable law or company policy (including those newly implemented policies discussed herein).

- *Enhanced Communication of Non-Retaliation Policies and Improved Reporting Channels.* As an integral part of the iCare program described above, we are re-emphasizing to all of our associates that any form of employee retaliation or retribution is prohibited and will result in disciplinary action, including possible termination. We are also continuing to encourage our associates to express concerns or report violations of which they have become aware or have observed through an anonymous telephonic hotline, via the Company's Compliance intranet, to the Chief Compliance Officer directly or to any member of the Legal Services Department.

- *Enhancement of Existing and Adoption of New Written Policies and Procedures.* We have adopted, and will continue to adopt as warranted, new or revised written policies and procedures to describe a clear commitment to corporate integrity and compliance and a duty to report. In addition, in February 2009, the Board adopted a new Code of Conduct and Business Ethics, which superseded our previous standards of conduct. Collectively, these written policies will serve as guiding principles that emphasize, among other things, our commitment to financial reporting integrity.

Revised Disclosure Controls and Procedures. In 2008, in light of a number of factors, including the growth of the Company, we revised our disclosure controls and procedures to, among other things, provide more comprehensive procedures for the review of our financial statement disclosures. The Board adopted a new charter for management's Disclosure Committee, which expanded the Disclosure Committee's membership to include our Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Compliance Officer, Chief Accounting Officer, Director of Internal Audit, Vice President of Actuarial Services and certain other key officers. The expansion of our Disclosure Committee is designed to ensure that adequate expertise across numerous corporate and business unit functions is represented on the Disclosure Committee and that there is a more broad-based review of our disclosures. In accordance with the Disclosure Committee's new charter, our Chief Financial Officer and our General Counsel co-chair the reconstituted Disclosure Committee, and the Audit Committee was conferred the sole authority to add or remove members from the Disclosure Committee. The new Disclosure Committee charter also provides more explicit descriptions of the responsibilities of certain members of the Disclosure Committee.

We believe that the measures described above that either have been implemented or are in the process of being implemented since March 31, 2008 will continue to strengthen our controls and reaffirm our commitment to the highest standards of compliance. Under the direction of the Audit Committee, management will continue to review and revise as warranted the overall design and operation of our internal control environment, as well as policies and procedures to improve the overall effectiveness of our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the measures described above.

(f) *Limitations on the Effectiveness of Controls*

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except in respect of information regarding our executive officers which is set forth in Part I, Item 1 of this 2008 Form 10-K under the caption "Executive Officers of the Company," the information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 for our 2009 Annual Meeting of Stockholders.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Except as provided below, the information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

RELATED PERSON TRANSACTIONS

Policy & Procedures with Respect to Related Person Transactions

We have a written policy for reviewing transactions between us and our executive officers, directors and certain of their immediate family members and other related persons, including those required to be reported under Item 404 of Regulation S-K. Under this policy, the Nominating and Corporate Governance Committee must approve any transaction between us and any related person that involves more than $100,000. Furthermore, related person transactions that involve executive compensation or compensation for the members of our Board must be approved by the Compensation Committee. We enter into a transaction with such related persons only if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and is otherwise fair to us.

Related Person Transactions

In August 2008, Mr. King-Shaw, a member of our Board of Directors, became the chief executive officer of All-Med Services, Inc. ("All-Med"), a Florida corporation. Since December 2002, our two Florida HMO subsidiaries have been parties to agreements with All-Med pursuant to which All-Med provides durable medical equipment to members of our Florida health plans on a modified capitated basis. Under these agreements, our subsidiaries paid All-Med an aggregate amount of approximately $6.9 million in 2008.

The Nominating and Corporate Governance Committee of the Board has reviewed the All-Med transactions pursuant to our Policy & Procedures with Respect to Related Person Transactions, discussed above, and determined they are on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and is otherwise fair to us.

DIRECTOR INDEPENDENCE

Our corporate governance guidelines provide that a majority of the members of our Board must meet the criteria of independence as required by the listing standards of the NYSE. In addition, each member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee must be independent. No director qualifies as independent unless the Board determines that the director has no direct or indirect material relationship with the Company. The Board assesses the independence of its members by requiring that each member complete disclosure and independence questionnaires and by considering all transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries. In making independence determinations, the Board applies the standards of the NYSE as follows, in addition to any other relevant facts and circumstances:

- A director, who is, or has been within the last three years, an employee of the Company or any subsidiary, or whose immediate family member is, or has been within the last three years, an executive officer of the Company, is not independent until three years after the end of such employment relationship;

- A director who has received, or has an immediate family member who has received, more than $120,000 per year in direct compensation from the Company or any subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation;

- A director who is a current partner or employee of the firm that is the internal or external auditor of the Company or any subsidiary; a director who has an immediate family member who is a current partner of such firm; a director who has an immediate family member who is a current employee of such firm and who personally worked on the Company's audit; or a director or an immediate family member was, within the last three years, a partner or employee of such firm and personally worked on the Company's audit within that time, is not independent;

- A director or an immediate family member who is, or has been within the last three years, employed as an executive officer of another company where any of our present executives at the same time serves or served on that company's Compensation Committee, is not independent until three years after the end of such service or the employment relationship; and

- A director who, or whose immediate family member, is a current executive officer of a company that has made payments to, or received payments from, our company or any of our subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent until three years after such payments fall below such threshold.

In August 2008, Mr. King-Shaw, who was previously determined by the Board to be independent, became the chief executive officer of All-Med. Mr. King-Shaw was not an employee of All-Med prior to his appointment as chief executive officer. The Company recently learned that, since December 2002, our two Florida HMO subsidiaries have been parties to agreements with All-Med pursuant to which All-Med provides durable medical equipment to members of our Florida health plans on a modified capitated basis. Under these agreements, our subsidiaries paid All-Med an aggregate amount of approximately $6.9 million in 2008. The payments made to All-Med in 2008 exceeded both $1 million and 2% of All-Med's consolidated gross revenues. Therefore, the Board has determined that Mr. King-Shaw is no longer independent.

Since its formation in October 2007, Mr. King-Shaw has served on the Special Committee of the Board. In light of this recent finding regarding Mr. King-Shaw's independence, the Board is assessing the composition of the Special Committee which, pursuant to its charter, is to be comprised solely of independent directors.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial Statements and Financial Statement Schedules

(1) Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) Financial Statement Schedules are listed in the Index to Consolidated Financial Statements on Page F-1 of this report.

(3) Exhibits – See the Exhibit Index of this report which is incorporated herein by this reference.

(b) Exhibits

In the past, we have elected to file with the SEC substantially all of our Medicaid and Medicare contracts and amendments thereto (the "Operational Contracts"). As our business has developed, we have concluded that this approach does not provide our investors with an understanding as to which of our Operational Contracts, if any, are material to our business. As a result, we have decided to modify our practice with respect to the filing of contracts and amendments as discussed below. We believe that our modified practice will provide greater clarity to our investors regarding the Operational Contracts that management believes are material to our business.

As discussed elsewhere, we have two reportable business segments: Medicaid and Medicare. In our Medicaid segment, we define our customer as the state and related governmental agencies that have common control over the contracts under which we operate in that particular state. We enter into contracts with the states or state agencies in the ordinary course of our business pursuant to which we provide Medicaid programs and services to beneficiaries in each of the states in which our Medicaid plans operate. In certain states in which we offer numerous programs or operate in multiple regions, we may operate under several contracts, all or substantially all of which are with a single governmental agency that has common control over the contracts under which we operate in that particular state. In determining whether our Medicaid business is substantially dependent on any contract, we have considered collectively all of the contracts that are under common control in each particular state. Further, we consider our Medicaid business to be substantially dependent on the operations in any particular state, and consequently file with the SEC all of the related contracts under common control in any such state, if we derive 10% or greater of our annual Medicaid segment revenues from, or have 10% or greater of our total Medicaid membership in, any such state. With respect to states from which we derive less than 10% of our annual Medicaid segment revenues or have less than 10% of our total Medicaid membership, we take into account any qualitative factors before determining whether our business is substantially dependent on the operations in such states.

In our Medicare segment, we have just one customer, CMS, from which we receive substantially all of our Medicare segment premium revenues. We enter into separate contracts with CMS pursuant to which we offer our CCP, PFFS, PPO and PDP Medicare programs. Accordingly, we offer our Medicare plans under multiple contracts with CMS. Because we believe that CMS has common control over all of our Medicare contracts, we consider our Medicare segment business to be substantially dependent on our contracts with CMS and, as a result, file them with the SEC.

For a list of exhibits to this 2008 Form 10-K, see the Exhibit Index which is incorporated herein by reference.

(c) Financial Statements

We file as part of this report the financial schedules listed on the index immediately preceding the financial statements at the end of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WellCare Health Plans, Inc.

By: /s/ Heath Schiesser
Heath Schiesser
President and Chief Executive Officer

Date: March 16, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Heath Schiesser **Heath Schiesser**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2009
/s/ Thomas L. Tran **Thomas L. Tran**	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	March 16, 2009
/s/ William S. White **William S. White**	Chief Accounting Officer	March 16, 2009
/s/ Charles G. Berg **Charles G. Berg**	Director	March 16, 2009
/s/ D. Robert Graham **D. Robert Graham**	Director	March 16, 2009
/s/ Regina E. Herzlinger **Regina E. Herzlinger**	Director	March 16, 2009
/s/ Kevin F. Hickey **Kevin F. Hickey**	Director	March 16, 2009
/s/ Alif A. Hourani **Alif A. Hourani**	Director	March 16, 2009
Ruben King-Shaw, Jr.	Director	
/s/ Christian P. Michalik **Christian P. Michalik**	Director	March 16, 2009
/s/ Neal Moszkowski **Neal Moszkowski**	Director	March 16, 2009

(This page intentionally left blank)

Index to Consolidated Financial Statements and Schedules

WellCare Health Plans, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
WellCare Health Plans, Inc. and Subsidiaries
Tampa, Florida

We have audited the accompanying consolidated balance sheets of WellCare Health Plans, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules listed in the Index at Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 16, 2009

WELLCARE HEALTH PLANS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	As of December 31, 2008	As of December 31, 2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,181,922	$ 1,008,409
Short-term investments	70,112	253,881
Premium and other receivables, net	215,525	307,513
Other receivables from government partners, net	825	2,464
Funds receivable for the benefit of members	86,542	—
Prepaid expenses and other current assets, net	129,490	112,246
Income taxes receivable	—	6,429
Deferred income taxes	20,154	—
Total current assets	1,704,570	1,690,942
Property, equipment, and capitalized software, net	66,588	66,560
Goodwill	111,131	189,470
Other intangible assets, net	14,493	16,286
Long-term investments	54,972	—
Restricted investment assets	199,339	89,236
Deferred tax asset	23,263	—
Other assets	29,105	30,237
Total Assets	$ 2,203,461	$ 2,082,731
Liabilities and Stockholders' Equity		
Current Liabilities:		
Medical benefits payable	$ 766,179	$ 538,146
Unearned premiums	81,197	19,838
Accounts payable	5,138	7,979
Other accrued expenses	338,340	324,116
Other payables to government partners	8,100	119,013
Taxes payable	12,187	—
Deferred income taxes	—	5,985
Debt	152,741	154,581
Funds held for the benefit of members	—	31,782
Other current liabilities	674	556
Total current liabilities	1,364,556	1,201,996
Other liabilities	33,076	72,844
Total liabilities	1,397,632	1,274,840
Commitments and contingencies (see Note 11)	—	—
Stockholders' Equity:		
Preferred stock, $0.01 par value (20,000,000 authorized, no shares issued or outstanding)	—	—
Common stock, $0.01 par value (100,000,000 authorized, 42,261,345 and 41,912,236, shares issued and outstanding at December 31, 2008 and 2007, respectively)	423	419
Paid-in capital	390,526	352,030
Retained earnings	418,641	455,474
Accumulated other comprehensive expense	(3,761)	(32)
Total stockholders' equity	805,829	807,891
Total Liabilities and Stockholders' Equity	$ 2,203,461	$ 2,082,731

See notes to consolidated financial statements.

WELLCARE HEALTH PLANS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the year ended December 31, 2008	2007	2006
Revenues:			
Premium	$ 6,483,070	$ 5,304,889	$ 3,586,043
Investment and other income	38,837	85,903	49,919
Total revenues	6,521,907	5,390,792	3,635,962
Expenses:			
Medical benefits	5,530,216	4,213,384	2,907,290
Selling, general and administrative	933,418	766,648	496,396
Depreciation and amortization	21,324	18,757	17,170
Interest	11,780	14,035	14,087
Goodwill impairment	78,339	—	—
Total expenses	6,575,077	5,012,824	3,434,943
(Loss) income before income taxes	(53,170)	377,968	201,019
Income tax (benefit) expense	(16,337)	161,732	79,790
Net (loss) income	$ (36,833)	$ 216,236	$ 121,229
Net (loss) income per share (see Note 3):			
Net (loss) income per share — basic	$ (0.89)	$ 5.31	$ 3.08
Net (loss) income per share — diluted	$ (0.89)	$ 5.16	$ 2.98

See notes to consolidated financial statements.

WELLCARE HEALTH PLANS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Common Stock		Paid in	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance at January 1, 2006	39,428,032	$ 394	$ 242,125	$ 118,009	$ 22	$ 360,550
Common stock issued for stock options	554,192	6	8,994			9,000
Issuance of common stock	580,205	6	21,989			21,995
Purchase of treasury stock	(17,037)	(1)	(721)			(722)
Restricted stock grants net of forfeitures	354,742	4	6,847			6,851
Other equity-based compensation expense			13,348			13,348
Incremental tax benefit from option exercises			4,769			4,769
Comprehensive income:						
Net income				121,229		121,229
Change in unrealized gain (loss) on investments, net of deferred taxes of $165					39	39
Comprehensive income						121,268
Balance at December 31, 2006	40,900,134	$ 409	$ 297,351	$ 239,238	$ 61	$ 537,059
Common stock issued for stock options	786,109	8	17,191			17,199
Issuance of common stock	5,529	—	488			488
Purchase of treasury stock	(58,742)	(1)	(4,845)			(4,846)
Restricted stock grants net of forfeitures	279,206	3	7,831			7,834
Other equity-based compensation expense			10,906			10,906
Incremental tax benefit from option exercises			23,108			23,108
Comprehensive income:						
Net income				216,236		216,236
Change in unrealized gain (loss) on investments, net of deferred taxes of $327					(93)	(93)
Comprehensive income						216,143
Balance at December 31, 2007	41,912,236	$ 419	$ 352,030	$ 455,474	$ (32)	$ 807,891
Common stock issued for stock options	108,268	2	1,039			1,041
Purchase of treasury stock	(77,257)	(1)	(2,720)			(2,721)
Restricted stock grants net of forfeitures	318,098	3	20,935			20,938
Other equity-based compensation expense			17,679			17,679
Incremental tax benefit from option exercises			1,563			1,563
Comprehensive income:						
Net Loss				(36,833)		(36,833)
Change in unrealized gain (loss) on investments, net of deferred taxes of $2,439					(3,729)	(3,729)
Comprehensive income						(40,562)
Balance at December 31, 2008	42,261,345	$ 423	$ 390,526	$ 418,641	$ (3,761)	$ 805,829

See notes to consolidated financial statements.

WELLCARE HEALTH PLANS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2008	2007	2006
Cash from operating activities:			
Net (loss) income	$ (36,833)	$ 216,236	$ 121,229
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	21,324	18,757	17,170
Goodwill impairment	78,339	—	—
Disposal of property and equipment	—	25	1,658
Gain on extinguishment of debt	—	—	(1,000)
Gain on marketable securities	—	(93)	41
Equity-based compensation expense	38,614	18,737	18,438
Incremental tax benefit received for option exercises	(3,686)	(23,108)	(4,769)
Accreted interest	160	160	160
Deferred taxes, net	(49,402)	(7,707)	8,996
Provision for doubtful receivables	27,313	38,941	17,429
Changes in operating accounts, net of effect of acquisitions:			
Premiums and other receivables	70,513	(226,677)	(71,088)
Other receivables from government partners	(4,780)	20,705	(42,502)
Prepaid expenses and other current assets	(16,663)	(26,565)	(65,863)
Medical benefits payable	228,033	77,418	237,054
Unearned premiums	61,359	16,525	(9,293)
Accounts payables and other accrued expenses	11,383	131,413	140,225
Other payables to government partners	(110,913)	(29,593)	112,276
Taxes, net	20,179	15,548	26,497
Other, net	(38,513)	36,879	1,071
Net cash provided by operations	296,427	277,601	507,729
Cash from (used in) investing activities:			
Purchase of business, net of cash acquired	—	—	(7,976)
Purchases of investments	(135,607)	(205,283)	(145,798)
Proceeds from sale and maturities of investments	260,413	77,824	113,536
Purchases of restricted investments	(120,116)	(39,321)	(31,015)
Proceeds from sale and maturities of restricted investments	10,274	3,467	14,941
Additions to property, equipment, and capitalized software	(19,559)	(22,892)	(31,741)
Funds receivable for the benefit of members	(86,542)	—	—
Net cash used in investing activities	(91,137)	(186,205)	(88,053)
Cash from (used in) financing activities:			
Proceeds from options exercised	1,039	17,679	9,000
Purchase of treasury stock	(2,720)	(4,845)	(722)
Incremental tax benefit from option exercises	3,686	23,108	4,769
Payments on debt	(2,000)	(1,600)	(25,600)
Proceeds from initial and secondary public offerings, net	—	—	21,995
Funds held for the benefit of members	(31,782)	(81,871)	113,652
Net cash (used in) provided by financing activities	(31,777)	(47,529)	123,094
Cash and cash equivalents:			
Increase during year	173,513	43,867	542,776
Balance at beginning of year	1,008,409	964,542	421,766
Balance at end of year	$ 1,181,922	$ 1,008,409	$ 964,542
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for taxes	$ 53,911	$ 116,634	$ 50,266
Cash paid for interest	$ 10,150	$ 12,690	$ 13,539
Non-cash additions to property, equipment, and capitalized software	$ 2,084	$ 2,285	$ 4,192

See notes to consolidated financial statements.

(In thousands, except member and share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

WellCare Health Plans, Inc., a Delaware corporation (the "Company"), provides managed care services exclusively to government-sponsored health care programs, focusing on Medicaid and Medicare, including health plans for families, children, the aged, blind and disabled and prescription drug plans, serving approximately 2,532,000 members nationwide as of December 31, 2008. The Company's Medicaid plans include plans for individuals who are dually eligible for both Medicare and Medicaid, recipients of the Temporary Assistance to Needy Families programs, Supplemental Security Income programs, State Children's Health Insurance programs and the Family Health Plus programs. Through its licensed subsidiaries, as of December 31, 2008 the Company operated its Medicaid health plans in Florida, Georgia, Illinois, Missouri, New York and Ohio. The Company's Medicare plans include stand-alone prescription drug plans ("PDP") and Medicare Advantage plans, which include both Medicare coordinated care ("MCC") plans and Medicare private fee-for-service ("PFFS") plans. As of December 31, 2008, the Company offered its MCC plans in Connecticut, Florida, Georgia, Illinois, Indiana, Louisiana, Missouri, New Jersey, New York, Ohio and Texas, and its PDP plans in all 50 states and the District of Columbia and its PFFS plans in 39 states and the District of Columbia.

Public Stock Offerings

In March 2006, the Company completed a public offering of common stock whereby 500,000 shares were sold by the Company and 4,350,000 shares were sold by selling stockholders. The Company received net proceeds of approximately $18,800 from this offering. Subsequently, in April 2006, the over-allotment option of 727,500 shares was fully exercised, of which 75,000 were sold by the Company and 652,500 were sold by selling stockholders. The Company received net proceeds of approximately $2,800 from this over-allotment transaction. The Company did not receive any proceeds from the sale of shares of common stock by the selling stockholders in either transaction.

Basis of Presentation

The consolidated balance sheets, statements of operations, changes in stockholders' and members' equity and comprehensive income and cash flows include the accounts of WellCare Health Plans, Inc. and all of its majority-owned subsidiaries. Inter-company accounts and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events and accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less. These amounts are recorded at cost, which approximates fair value.

Investments

The Company's fixed maturity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of deferred income taxes. The cost of fixed maturity securities is adjusted for impairments in value deemed to be other-than-temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. Investments are stated at amortized cost, which approximates fair value.

The Company's fixed maturity investments are exposed to four primary sources of investment risk: credit, interest rate, liquidity and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) unfavorable changes in forecasted cash flows on asset-backed securities; and (vii) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets.

Restricted Investment Assets

Restricted investment assets consist of cash, cash equivalents, and other short-term investments required by various state statutes to be deposited or pledged to state agencies. Restricted investment assets are classified as long-term, regardless of the contractual maturity date due to the nature of the states' requirements.

Premium and Other Receivables, net

Premiums and other receivables consist primarily of premiums due from federal and state agencies. The Company performs an analysis of collectability on its outstanding premium receivables from federal and state agencies and members based on historical trends and other factors. An allowance is established for the estimated amount that may not be collectible. The Company's allowance for uncollectible premiums and other receivables was approximately $12,485 and $39,537 at December 31, 2008 and 2007, respectively.

Other Receivables from Government Partners, net

Other receivables from government partners represent amounts due from government agencies, and other participating plans, acting under the Centers for Medicare & Medicaid Services PDP program design. The Company estimates the amounts due from such third parties and amounts estimated to be uncollectible are included in the Company's results of operations as an adjustment to medical benefits expense. The Company's allowance for uncollectible other receivables from government partners was approximately $6,400 and $19,334 at December 31, 2008 and 2007, respectively.

Prepaids and other current assets, net

Prepaids and other current assets consist of prepaid expenses, sales commission advances, pharmaceutical rebates receivable, and medical advances. Pharmaceutical rebates receivable are recorded based upon actual rebate receivables and an estimate of receivables based upon historical utilization of specific pharmaceuticals, current utilization and contract terms. Pharmaceutical rebates are recorded as contra-expense within Medical benefits expense. Medical advances are amounts advanced to health care providers that are under contract with the Company to provide medical services to members. These advances provide funding to providers for medical benefits payable. The Company performs an analysis of collectability on its outstanding advances and records a provision for these accounts which are judged to be a collection risk based upon a review of the financial condition and solvency of the provider. Management estimates, on an ongoing basis, the amount of member billings that may not be fully collectible based on historical trends and other factors. An allowance is established for the estimated amount that may not be collectible. The Company's allowance for uncollectible medical and sales commission advances was approximately $4,575 and $5,156 at December 31, 2008 and 2007, respectively.

Property, Equipment and Capitalized Software, Net

Property, equipment and capitalized software is stated at cost, less accumulated depreciation. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the related assets, which is five years for computer equipment, software, furniture and other equipment. Maintenance and repairs are charged to operating expense when incurred. Major improvements that extend the useful lives of the assets are capitalized. On an ongoing basis, the Company reviews events or changes in circumstances that may indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized in the current period for the difference between estimated fair value and carrying value. If assets are determined to be recoverable, and the useful lives are shorter than originally estimated, the net book value of the asset is depreciated over the newly determined remaining useful lives.

Goodwill and Other Intangible Assets, net

Goodwill represents the excess of the cost over the fair market value of net assets acquired. The Company's goodwill and its other intangible assets were obtained as a result of its purchase transactions and include provider networks, membership contracts, trademark, non-compete agreements, state contracts, licenses and permits. The Company's other intangible assets are amortized over their estimated useful lives ranging from approximately one to 26 years.

The Company reviews Goodwill for impairment at least annually, or more frequently if events or changes in circumstances occur that may affect the estimated useful life or the recoverability of the remaining balance of goodwill. The Company has selected the second quarter of each year for its annual impairment test, which generally coincides with the finalization of contract negotiations and the Company's initial budgeting process.

Medical Benefits

The cost of medical benefits is recognized in the period in which services are provided and includes an estimate of the cost of medical benefits that have been incurred but not yet reported. The Company contracts with various health care providers for the provision of certain medical care services to the Company's members and generally compensates those providers on a fee-for-service or capitated basis or pursuant to certain risk-sharing arrangements. Capitation represents fixed payments generally on a per-member-per-month, or PMPM, basis to participating physicians and other medical specialists as compensation for providing comprehensive healthcare services. By the terms of the Company's capitation agreements, capitation payments the Company makes to capitated providers alleviate any further obligation the Company has to pay the capitated provider for the actual medical expenses of the member. Participating physician capitation payments for the years ended December 31, 2008, 2007 and 2006, were 12%, 11% and 13% of total medical benefits expense, respectively.

Medical benefits expense has two main components: direct medical expenses and medically-related administrative costs. Direct medical expenses include amounts paid to hospitals, physicians and providers of ancillary services, such as laboratory and pharmacy. Medically-related administrative costs include items such as case and disease management, utilization review services, quality assurance and on-call nurses.

The medical benefits payable estimate has been and continues to be the most significant estimate included in the Company's financial statements. The Company has historically used, and continues to use, a consistent methodology for estimating its medical benefits expense and medical benefits payable. The Company's policy is to record management's best estimate of medical benefits payable based on the experience and information available to the Company at the time. This estimate is determined utilizing standard actuarial methodologies based upon historical experience and key assumptions consisting of trend factors and completion factors using an assumption of moderately adverse conditions, which vary by business segment. These standard actuarial methodologies include using, among other factors, contractual requirements, historic utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefits changes, expected health care cost inflation, seasonality patterns, maturity of lines of business and changes in membership.

The factors and assumptions described above that are used to develop the Company's estimate of medical benefits expense and medical benefits payable inherently are subject to greater variability when there is more limited experience or information available to the Company. For example, from 2004 to 2008, the Company grew at a rapid pace, through the expansion of existing products and introduction of new products, such as Part D and PFFS, and entry into new geographic areas, such as Georgia. The ultimate claims payment amounts, patterns and trends for new products and geographic areas cannot be precisely predicted at their onset, since the Company, the providers and the members do not have experience in these products or geographic areas. Standard accepted actuarial methodologies require the use of key assumptions consisting of trend and completion factors using an assumption of moderately adverse conditions that would allow for this inherent variability. This can result in larger differences between the originally estimated medical benefits payable and the actual claims amounts paid. Conversely, during periods where the Company's products and geographies are more stable and mature, the Company uses more reliable claims payment patterns and trend experience. With more reliable data, the Company should be able to more closely estimate the ultimate claims payment amounts; therefore, the Company may experience smaller differences between its original estimate of medical benefits payable and the actual claim amounts paid.

Medical cost trends can be volatile and management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs. In developing the estimate, the Company also applies different estimation methods depending on the month for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of the medical benefits payable, the Company estimates claims incurred by applying observed trend factors to the PMPM costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPM costs for the most recent months. The Company validates the estimates of the most recent PMPM costs by comparing the most recent months' utilization levels to the utilization levels in older months and actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided and timeliness of submission and processing of claims.

Also included in medical benefits payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement, claims payment differences as well as amounts due to contracted providers under risk-sharing arrangements.

Many aspects of the managed care business are not predictable. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, the number of full-term versus premature births and the number of neonatal intensive care babies). Therefore, the Company must rely upon historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our membership in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitation as opposed to a fee-for-service basis, These considerations are aggregated in the trend in medical benefits expense. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes and epidemics may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. Medical cost trends potentially are more volatile than other segments of the economy. Management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs.

Also included in medical benefits payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement, claims payment differences as well as amounts due to contracted providers under risk-sharing arrangements. The Company records reserves for estimated referral claims related to health care providers under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, the Company may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses have not been and are not expected to be significant.

Changes in medical benefits payable estimates are primarily the result of obtaining more complete claims information and medical expense trend data over time. Volatility in members' needs for medical services, provider claims submissions and our payment processes result in identifiable patterns emerging several months after the causes of deviations from assumed trends occur. Since our estimates are based upon PMPM claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Differences in our financial statements between actual experience and estimates used to establish the liability, which we refer to as prior period developments, are recorded in the period when such differences become known, and have the effect of increasing or decreasing the reported medical benefits expense and resulting medical benefits ratio ("MBR") in such periods.

The Company has historically used an estimate of medical benefits expense and medical benefits payable because substantially complete claims data is typically not available at the required date to timely file our annual and interim reports. However, for the year ended December 31, 2007, the Company was able to review substantially complete claims information that became available due to the substantial lapse in time between December 31, 2007 and the date of filing of the 2007 Form 10-K. The Company determined that the claims information that became available provided additional evidence about conditions that existed with respect to medical benefits payable at the December 31, 2007 balance sheet date and was considered in accordance with GAAP. Consequently, the amounts the Company recorded for medical benefits payable and medical benefits expense for the year ended December 31, 2007 were based on actual claims paid. The difference between the Company's actual claims paid for the year ended December 31, 2007 and the amount that would have resulted from using the Company's original actuarially determined estimate was approximately $92,900. Thus, Medical benefits expense and medical benefits payable for the year ended December 31, 2007 include the effect of using actual claims paid.

Other Payables Due to Government Partners

Other payables due to government partners represent amounts due to government agencies, and other participating plans under various contractual and plan arrangements. The Company estimates the amounts due to or from CMS for risk protection under the risk corridor provisions of the Company's contract with CMS each period based on pharmacy claims experience and such amounts are included in the Company's results of operations as adjustments to premium revenues. Risk corridor estimates may result in CMS making additional payments to us or require us to refund to CMS a portion of the premiums we received, both of which are included in Other payables due to government partners. Other amounts included in this balance represent the return of premium associated with certain of our Medicaid contracts. These contracts require the Company to expend a minimum percentage of premiums on eligible medical expense, and to the extent that we expend less than the minimum percentage of the premiums on eligible medical expense, the Company is required to refund all or some portion of the difference between the minimum and our actual allowable medical expense. The Company estimates the amounts due to the state as a return of premium each period based on the terms of the Company's contract with the applicable state agency and such amounts are also included in the Company's results of operations as reductions of premium revenues.

Funds Receivable/Held for the Benefit of Members

Funds held or receivable for the benefit of members represent government payments received or to be received to subsidize the member portion of medical payments for certain of our PDP members. As the Company does not bear underwriting risk, these funds are not included in the Company's results of operations since such funds represent pass-through payments from the Company's government partners to fund deductibles, co-payments and other participant benefits. At the end of the contract year, CMS will settle with the Company for the difference in amounts actually used for these enhanced benefits versus amounts received from CMS, which may result in the return of funds to CMS or receipt of additional funds by the Company.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recognized when, based on available evidence, it is more likely than not that the deferred tax assets may not be realized.

Revenue Recognition

The Company's Medicaid contracts with state governments are generally multi-year contracts subject to annual renewal provisions. The Company's Medicare Advantage and PDP contracts with CMS generally have terms of one year. The Company generally receives premiums in advance of providing services, and recognizes premium revenue during the period in which the Company is obligated to provide services to the Company's members. Premiums are billed monthly for coverage in the following month and are recognized as revenue in the month for which insurance coverage is provided. The Company estimates, on an ongoing basis, the amount of member billings that may not be fully collectible or that will be returned based on historical trends anticipated and actual MBRs and other factors. An allowance is established for the estimated amount that may not be collectible and a liability established for premiums expected to be returned. The allowance has not been significant to premium revenue. The payment the Company receives monthly from CMS for the Company's PDP program generally represents the Company's bid amount for providing prescription drug insurance coverage. The Company recognizes premium revenue for providing this insurance coverage ratably over the term of the Company's annual contract. Premiums collected in advance are deferred and reported as unearned premiums in the accompanying condensed consolidated balance sheets and amounts that have not been received by the end of the period remain on the balance sheet classified as premium receivables.

Premium payments that the Company receives are based upon eligibility lists produced by the government. From time to time, the states or CMS may require the Company to reimburse them for premiums that we received based on an eligibility list that a state or CMS later discovers contains individuals who were not eligible for any government-sponsored program or are eligible for a different premium category, different program, or belong to a different plan other than ours. The Company records adjustments to revenues based on member retroactivity, if deemed material. These adjustments reflect changes in the number of and eligibility status of enrollees subsequent to when revenue was billed. The Company estimates the amount of outstanding retroactivity each period and adjusts premium revenue accordingly; if appropriate the estimates of retroactivity adjustments are based on historical trends, premiums billed, the volume of member and contract renewal activity and other information. Our changes for member retroactivity estimates had a minimal impact on member retroactivity adjustments recorded during the periods presented. Our government contracts establish monthly rates per member, but may have additional amounts due to us based on items such as age, working status or medical history. For example, CMS has implemented a risk adjustment model which apportions premiums paid to all Medicare plans according to the health status of each beneficiary enrolled.

CMS transitioned to the risk adjustment model while the old demographic model was being phased out. The demographic model based the monthly premiums paid to Medicare plans on factors such as age, gender and disability status. The monthly premium amount for each member was separately determined under both the risk adjustment and demographic model, and these separate payment amounts were blended according to a transition schedule. The first year in which risk adjusted payment for health plans was fully phased in was 2007. The PDP payment methodology is based 100% on the risk adjustment model which began in 2006. Under the risk adjustment model, the settlement payment is based on each member's preceding year's medical diagnosis data. The final settlement payment amount under the risk adjustment model is made in August of the following year, allowing for the majority of medical claim run out. As a result of this process and the phasing in of the risk adjustment model, our CMS monthly premium payments per member may change materially, either favorably or unfavorably.

The CMS risk adjustment model pays more for Medicare members with predictably higher costs. Under this risk adjustment methodology, diagnosis data from inpatient and ambulatory treatment settings are used to calculate the risk adjusted premium payment to us. We collect claims and encounter data and submit the necessary diagnosis data to CMS within prescribed deadlines. We estimate risk adjustment revenues based upon the diagnosis data submitted to CMS and ultimately accepted by CMS, and record such adjustments in our results of operations. However, due to the variability of the assumptions that we use in our estimates, our actual results may differ from the amounts that the Company estimated. If our estimates are materially incorrect, it may have an adverse effect on our results of operations in future periods. Historically, we have not experienced significant differences between the amounts that we have recorded and the revenues that we actually received.

Reinsurance

Certain premiums and medical benefits are ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. The Company is contingently liable in the event that the reinsurers do not meet their contractual obligations.

Reinsurance premiums and medical expense recoveries are accounted for consistently with the accounting for the underlying contract and other terms of the reinsurance contracts. The Company made premium payments of $1,729, $1,286 and $5,084 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company had recoveries of $174, $315 and $1,051 for the years ended December 31, 2008, 2007 and 2006, respectively.

Member Acquisition Costs

Member acquisition costs consist of both internal and external agent commissions, policy issuance and other administrative costs that the Company incurs to acquire new members. Member acquisition costs are expensed in the period in which they are incurred.

Advertising

The Company expenses the production costs of advertising as incurred. Costs of communicating an advertising campaign are expensed in the period the advertising takes place. Advertising expense was $12,330, $11,583 and $14,670 for the years ended December 31, 2008, 2007 and 2006, respectively.

Premium Taxes Remitted to Governmental Authorities

Certain state agencies assess a tax on premiums remitted to the Company which are recorded as expense when incurred. The amounts of these taxes were $90,200, $81,971 and $35,316 for the years ended December 31, 2008, 2007 and 2006, respectively.

Equity-Based Employee Compensation

The Company had four equity-based compensation plans, three of which are active. The Company adopted FAS 123(R), effective January 1, 2006, using the modified-prospective transition method. Under this method, compensation cost is recognized for awards granted and for awards modified, repurchased or cancelled in the period after adoption. Compensation cost is also recognized for the unvested portion of awards granted prior to adoption. This cost was based on the grant-date fair value estimated in accordance with the original provisions of FAS No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). The cost for all equity-based compensation awards granted subsequent to December 31, 2005 represents the grant-date fair value that was estimated in accordance with the provisions of FAS 123(R).

The Company uses the Black-Scholes model for valuing the shares granted under equity-based compensation plans. Compensation cost for all awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis.

Cash received from option exercises under all share-based payment arrangements for the year ended December 31, 2008, 2007 and 2006 was $1,039, $17,679 and $9,000, respectively. The Company currently expects to satisfy equity-based compensation awards with registered shares available to be issued.

Equity compensation plans

The Company had four equity-based compensation plans during the periods presented, three of which remain active. These plans are described below. The compensation cost that has been charged against income for those plans was $38,614, $18,737 and $18,438 for the years ended December 31, 2008, 2007, and 2006, respectively. The total income tax benefit recognized in the income statement for equity-based compensation arrangements was $15,272, $7,410 and $7,292 for the years ended December 31, 2008, 2007, and 2006, respectively. The tax benefit realized by the Company reflects the exercise value of options and vesting share awards. There were no capitalized equity-based compensation costs at December 31, 2008.

In September 2002, the Board adopted two equity plans, the 2002 Senior Executive Equity Plan and the 2002 Employee Option Plan which authorized the Company to grant restricted shares and non-qualified and incentive stock options, respectively. Both plans permit senior executives and other key associates selected to participate to acquire ownership interests in the Company. The Company does not currently intend to issue any additional awards under either of these plans.

In June 2004, the Board adopted, and its shareholders subsequently approved, the Company's 2004 Equity Incentive Plan which authorizes the Company to grant non-qualified stock options, incentive stock options, restricted shares and other equity awards. An aggregate of 4,688,532 shares of the Company's common stock was initially reserved for issuance to the Company's directors, associates and others under this plan. The number of shares reserved for issuance is subject to an annual increase effective on January 1 of each year, commencing on January 1, 2005 and ending on January 1, 2013 in an amount equal to the lesser of 3% of the number of shares of common stock outstanding on each such date, 1,200,000 shares, or such lesser amount determined by our Board. The total number of shares of common stock subject to the granting of awards under our 2004 Equity Plan was increased by 1,182,840 shares effective January 1, 2006, 1,200,000 shares effective January 1, 2007, and 1,200,000 shares effective January 1, 2008. The Company's policy is to grant options with an exercise price equal to the closing market price of the Company's stock on the date of grant; those option awards generally vest based on four years of continuous service and have seven-year contractual terms.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatility of the Company's stock as well as the volatility of shares of other companies with similar trading longevity and operating similar businesses. The expected term of options granted is determined using historical and industry data to estimate option exercise patterns and forfeitures resulting from employee terminations. The Company has not historically declared dividends, nor does it intend to in the foreseeable future. The risk-free rate for options granted is based on the rate for zero-coupon U.S. Treasury bonds with terms commensurate with the expected term of the granted option.

	Year Ended December 31,		
	2008	2007	2006
Weighted average risk-free interest rate	2.51%	4.55%	4.89%
Range of risk-free rates	1.76%-3.41%	3.94%-5.08%	4.28%-5.22%
Expected term (in years)	4.55	2.49	3.91
Expected dividend yield	0%	0%	0%
Expected volatility	42.49%	39.88%	41.61%

The following tables summarize option activity for the year ended December 31, 2008:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	2,534,998	$ 45.88		
Options granted	3,164,298	42.76		
Options exercised	(225,084)	21.70		
Options forfeited	(1,196,094)	53.36		
Outstanding at December 31, 2008	4,278,118	42.75	5.7	$ 940
Exercisable at December 31, 2008	1,463,630	$ 39.26	5.3	$ 940

The weighted-average grant date fair value of options granted during the years ended December 31, 2008, 2007, and 2006 were $16.32, $24.29, and $18.55, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 was $4,057, $52,622, 19,387, respectively.

The following table summarizes share award activity for the year ended December 31, 2008:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested balance at January 1, 2008	879,009	$ 60.42
Changes during the period:		
Shares granted	1,003,900	42.76
Shares vested	(318,098)	53.40
Shares forfeited	(398,995)	50.41
Nonvested balance at December 31, 2008	1,165,816	$ 50.53

The fair value of share awards are based on the closing trading price of the Company's shares on the grant date. The weighted-average grant-date fair value of shares granted during the year ended December 31, 2008, 2007, and 2006 were $42.76, $90.67 and $45.36, respectively. As of December 31, 2008, there was $75,444 of unrecognized compensation costs related to non-vested equity-based compensation arrangements that is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of shares vested during the year ended December 31, 2008 was $16,986. The Company generally repurchases vested shares to satisfy tax withholding requirements. Those shares repurchased are then retired.

Performance Share Award

Under the 2004 Equity Incentive Plan, the Company granted 240,279 shares to its former Chief Executive Officer, the vesting of which and the amount of shares to be awarded was contingent upon achievement of an earnings per share target over three- and five-year performance periods. The fair value of this grant was based on the closing price of the Company's stock on the date of grant, which was $34.95. Based upon the Company's earnings, these shares have been accounted for as if the former CEO earned the full 130,000 shares for the first performance period. However, in accordance with the separation agreement between the former CEO and the Company, issuance of those shares is subject to certain conditions including the outcome of legal proceeding that may be brought against the Company in connection with the on-going pending investigation (See Note 11). All of the conditions stipulated in the separation agreement must be satisfied by June 6, 2010 or the former CEO will relinquish the rights to receive any such shares, at which time, the recorded compensation cost of $4,683 would be reversed. As of December 31, 2008, there was no unrecognized compensation cost related to the performance share award.

Stock purchase plan

In November 2004, the Board approved the Company's 2005 Employee Stock Purchase Plan ("ESPP"). The ESPP was subsequently approved by the Company's shareholders in June 2005. A maximum of 387,714 shares of common stock is reserved for issuance under the plan. The ESPP allows Company associates to purchase common stock of the Company each quarter at a 5% discount from the closing market price on the date of purchase. No compensation cost was incurred for common stock issued under the plan.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of unrealized gains and losses on investments that are not recorded in the statements of operations but instead are recorded directly to stockholders' and members' equity. The Company's components of accumulated other comprehensive income include net unrealized gain/(losses) on available-for-sale securities, net of taxes.

Fair Value Information

The Company's Consolidated Balance Sheets include the following financial instruments: cash and cash equivalents, receivables, investments, accounts payable, medical benefits payable, and notes payable. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of the Company's term loan approximates its fair value due to the loan being in default and, as a result, the lender has the ability to accelerate the payment of the remaining amounts due from the Company, which amounts are equal to the term loan carrying amounts. Additionally, because the term of the agreement expires on May 13, 2009, the carrying amount of the term loan would approximate its fair value due to the relatively short period of time between December 31, 2008 and the expiration of the term loan agreement.

Recently Adopted Accounting Standards

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. FAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delayed the effective date of FAS 157 for all non-financial assets and liabilities for one year, except those that are measured at fair value in the financial statements on at least an annual basis. The Company adopted FAS 157 as of January 1, 2008, except for those provisions deferred under FSP 157-2. The deferred provisions of FAS 157, which apply primarily to goodwill and other intangible assets for annual impairment testing purposes, will be effective in 2009. The Company adopted the new standard during the first quarter of 2008 as required. There was no cumulative effect of adopting FAS 157 for 2008.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"). FAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The pronouncement is effective for fiscal years beginning after November 15, 2007. The Company adopted FAS 159 as of January 1, 2008 as required, but did not elect the fair value option.

Recently Issued Accounting Standards

In April 2008, the FASB issued FASB Staff Position FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors to be considered in developing renewal and extension assumptions used to determine the useful life of a recognized intangible asset accounted for under FAS No. 142, *Goodwill and Other Intangible Assets*. FSP 142-3 is effective for the Company's fiscal year 2009 and must be applied prospectively to intangible assets acquired after January 1, 2009. Early adoption is not permitted. The Company does not expect the adoption of FSP 142-3 will have a material impact on its Consolidated Financial Statements.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* — an amendment of FASB Statement No. 133 ("FAS 161"). FAS 161 amends and expands the disclosure requirements of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), to require qualitative disclosure about objectives and strategies for using derivatives; quantitative disclosures about fair value amounts and gains and losses on derivative instruments; and disclosures about credit-risk-related contingent features in derivative agreements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect that the adoption of FAS 160 will have an impact on its Consolidated Financial Statements.

In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations* ("FAS 141R"). FAS 141R replaces current guidance in FAS 141 to better represent the economic value of a business combination transaction. FAS 141 establishes principles and requirements for how an acquiring entity recognizes and measures all identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired. The changes to be effected with FAS 141R from the current guidance include, but are not limited to treatment of certain specific items such as expensing transaction and restructuring costs and adjusting earnings in periods subsequent to the acquisition for changes in deferred tax asset valuation allowances and income tax uncertainties as well as changes in the fair value of acquired contingent liabilities. FAS 141R also includes a substantial number of new disclosure requirements that will enable users of financial statements to evaluate the nature and financial effect of business combination. FAS 141R must be applied prospectively to all new acquisitions closing on or after January 1, 2009. The impact of this pronouncement will depend on future acquisition activity of the Company, if any.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* — An Amendment of ARB No. 51 ("FAS 160"). FAS 160 requires that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. The standard is effective for fiscal year 2009 and must be applied prospectively. The Company does not expect that the adoption of FAS 160 will have an impact on its consolidated financial statements.

3. NET (LOSS) INCOME PER COMMON SHARE

The Company computes basic net (loss) income per common share on the basis of the weighted average number of unrestricted common shares outstanding. Diluted net (loss) income per common share is computed on the basis of the weighted average number of unrestricted common shares outstanding plus the dilutive effect of outstanding stock options and share awards using the treasury stock method.

The following table presents the calculation of net (loss) income per common share — basic and diluted:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Numerator:			
Net (loss) income — basic and diluted	$ (36,833)	$ 216,236	$ 121,229
Denominator:			
Weighted average common shares outstanding — basic	41,396,116	40,705,454	39,335,313
Adjustment for unvested restricted common shares	—	377,786	486,262
Dilutive effect of stock options (as determined by the treasury stock method)	—	857,368	799,896
Weighted average common shares outstanding — diluted	41,396,116	41,940,608	40,621,471
Net (loss) income per common share — basic	$ (0.89)	$ 5.31	$ 3.08
Net (loss) income per common share — diluted	$ (0.89)	$ 5.16	$ 2.98

Certain options to purchase common stock were not included in weighted-average common shares outstanding—diluted and therefore are not included in the calculation of diluted net (loss) income per common share because their exercise prices were greater than the average market price of the Company's common stock for the period and, therefore, the effect would be anti-dilutive. Due to the net loss for the year ended December 31, 2008, the assumed exercise of 5,443,934 equity awards had an antidilutive effect and are therefore excluded from the computation of diluted loss per share. For the years ended December 31, 2007 and 2006, approximately 512,600 and 92,000 shares, respectively, were excluded from diluted weighted average common shares outstanding.

4. MEDICAL BENEFITS PAYABLE

The following table provides a reconciliation of the beginning and ending balance of medical benefits payable for the following periods:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Balances as of beginning of period	$ 538,146	$ 460,728	$ 223,674
Medical benefits incurred related to:			
Current period	5,538,262	4,313,581	2,954,427
Prior periods	(8,046)	(100,197)	(47,137)
Total	5,530,216	4,213,384	2,907,290
Medical benefits paid related to:			
Current period	(4,848,440)	(3,781,425)	(2,492,992)
Prior periods	(453,743)	(354,541)	(177,244)
Total	(5,302,183)	(4,135,966)	(2,670,236)
Balances as of end of period	$ 766,179	$ 538,146	$ 460,728

Medical benefits payable recorded at December 31, 2007, 2006 and 2005 developed favorably by approximately $8,046, $100,197 and $47,137, respectively. These decreases in medical benefits payable in the amounts incurred related to prior years; 2008 related to 2007, 2007 related to 2006, and 2006 related to 2005, were primarily attributable to favorable development in our key assumptions consisting of trend factors and completion factors, using an assumption of moderately adverse conditions.

5. GOODWILL AND INTANGIBLE ASSETS

a) Goodwill

Goodwill balances and the changes therein are as follows:

Balance as of December 31, 2006	$ 189,470
Goodwill increase during the year ended 2007	—
Balance as of December 31, 2007	$ 189,470
Goodwill impairment during the year ended 2008	(78,339)
Balance as of December 31, 2008	$ 111,131

Goodwill represents the excess of the cost over the fair market value of net assets acquired. The Company reviews Goodwill for impairment at least annually, or more frequently if events or changes in circumstances occur that may affect the estimated useful life or the recoverability of the remaining balance of goodwill. The Company has selected the second quarter of each year for its annual impairment test, which generally coincides with the finalization of contract negotiations and the Company's initial budgeting process. Based on the current general economic conditions and outlook, the Company performed an analysis of the underlying valuation of Goodwill at December 31, 2008. Based on the valuation performed, which determined the fair value associated with each reporting unit based on a market pricing analysis, the Company concluded that Goodwill associated with its Medicare reporting unit was impaired. The impairment to the Medicare reporting unit was due to, among other things, the anticipated operating environment resulting from regulatory changes and new health care legislation, and the resulting effects on future operating trends. The Company recorded expense of $78,339 to Goodwill impairment included in the Statement of operations, and a corresponding amount to Goodwill to reflect its fair value as presented in the Consolidated Balance Sheet.

At December 31, 2008 and 2007, goodwill of $111,131 was assigned to the Medicaid reporting unit for each year, and $78,339 was assigned to the Medicare reporting unit at December 31, 2007. There was no goodwill assigned to the Medicare reporting unit at December 31, 2008.

b) Intangibles

We obtained intangible assets as a result of the acquisitions of our subsidiaries. Intangible assets include provider networks, membership contracts, trademark, non-compete agreements, government contracts, licenses and permits.

In 2006 the Company also acquired 100% of the stock of three licensed insurance companies which had limited or no activity prior to the Company's ownership. The Company operates its PFFS business through these companies. The purchase price allocated to intangible assets for the acquired companies consisted of state licenses in the amount of $4,300 with a useful life of 26 years.

In August 2006, the Company was notified by the Indiana Office of Medicaid Policy and Planning ("OMPP") that it was not selected for a new contract to provide managed care benefits to Indiana Medicaid recipients in 2007. The contract with the state expired on December 31, 2006 and the Company concluded that it would not provide future Medicaid services in Indiana under the associated license. As a result, Indiana market intangible assets were deemed to have no further economic value. Accordingly, the remaining amortization on the assets with a net value of $2,500 that were purchased in 2004 was accelerated. Expense of $2,500 is included in depreciation and amortization expense in the Company's 2006 statement of operations.

The following is a summary of the acquired intangible assets resulting from business acquisitions as of December 31, 2008 and 2007 as follows:

	December 31,			
	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Provider network	$ 4,878	$ (3,647)	$ 4,878	$ (3,385)
Membership contracts	11,960	(11,960)	11,960	(11,893)
Trademark	10,443	(4,022)	10,443	(3,326)
Non-compete agreements	3,972	(3,972)	3,972	(3,778)
Licenses and permits	5,270	(1,103)	5,270	(752)
State contracts	3,336	(662)	3,336	(439)
	$ 39,859	$ (25,366)	$ 39,859	$ (23,573)

Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $1,793, $2,569 and $7,098, respectively. Amortization expense expected to be recognized during fiscal years subsequent to December 31, 2008 is as follows:

2009	$ 1,532
2010	1,532
2011	1,532
2012	1,414
2013	1,413
2014 and thereafter	7,070
	$ 14,493

The weighted-average amortization periods of the acquired intangible assets resulting from the business acquisitions are as follows:

	Weighted-Average Amortization Period (in Years)
Provider network	11.2
Membership contracts	4.5
Trademark	15.1
Non-compete agreements	4.9
Licenses and permits	15.0
State contracts	15.0
Total intangibles	10.4

6. INVESTMENTS

a) Short – term investments

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of available-for-sale short-term investments are as follows at December 31, 2008 and 2007.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008				
Available for sale:				
Municipal variable rate bonds	$ 3,925	$ —	$ —	$ 3,925
Certificates of deposit	66,187	—	—	66,187
	$ 70,112	$ —	$ —	$ 70,112
December 31, 2007				
Available for sale:				
Municipal variable rate bonds	$ 222,677	$ —	$ —	$ 222,677
Certificates of deposit	31,204	—	—	31,204
	$ 253,881	$ —	$ —	$ 253,881

Contractual maturities of available-for-sale short-term investments are as follows:

	Total	Within 1 Year	1 Through 5 Years	5 Through 10 Years	Thereafter
December 31, 2008					
Available for sale:					
Municipal variable rate bonds	$ 3,925	$ —	$ —	$ —	$ 3,925
Certificates of deposit	66,187	66,187	—	—	—
	$ 70,112	$ 66,187	$ —	$ —	$ 3,925
December 31, 2007					
Available for sale:					
Municipal variable rate bonds	$ 222,677	$ 2,690	$ —	$ 6,700	$ 213,287
Certificates of deposit	31,204	31,088	116	—	—
	$ 253,881	$ 33,778	$ 116	$ 6,700	$ 213,287

Actual maturities may differ from contractual maturities due to the exercise of pre-payment options.

Available-for-sale investments are accounted for using a specific identification basis. During the years ended December 31, 2008 and 2007, bond investments totaling $254,353 and $67,410, respectively, were sold. There were no realized gains recorded for the years ended December 31, 2008, 2007, or 2006.

Excluding investments in U.S. Treasury securities, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

b) Long – term investments

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of available-for-sale long-term investments are as follows at December 31, 2008 as summarized below. The Company had no long-term investments at December 31, 2007.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008				
Available for sale:				
Municipal auction rate securities	$ 61,400	$ —	$ 6,428	$ 54,972
	$ 61,400	$ —	$ 6,428	$ 54,972

Contractual maturities of available-for-sale long-term investments are as follows:

	Total	Within 1 Year	1 Through 5 Years	5 Through 10 Years	Thereafter
December 31, 2008					
Available for sale:					
Municipal auction rate securities	$ 54,972	$ —	$ —	$ 6,236	$ 48,736
	$ 54,972	$ —	$ —	$ 6,236	$ 48,736

Actual maturities may differ from contractual maturities due to the exercise of pre-payment options.

Excluding investments in U.S. Treasury securities, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio. However, as of December 31, 2008, all of our long-term investments were comprised of municipal notes investments with an auction reset feature ("auction rate securities"). These notes are issued by various state and local municipal entities for the purpose of financing student loans, public projects and other activities. These notes carry investment grade credit ratings. The Company has not realized any losses associated with selling its auction rate securities for the year ended December 31, 2008.

There was $6,428 of unrealized losses recorded for the year ended December 31, 2008.

7. RESTRICTED INVESTMENT ASSETS

As a condition for licensure, the Company is required to maintain certain funds on deposit or pledged to various state agencies. Due to the nature of the states' requirements, these assets are classified as long-term regardless of their contractual maturity dates. Accordingly, at December 31, 2008 and 2007, the amortized cost, gross unrealized gains, gross unrealized losses and fair value of these securities are summarized below.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008				
Cash	$ 5,894	$ —	$ —	$ 5,894
Certificates of deposit	1,713	—	—	1,713
Money market funds	171,967	—	—	171,967
Treasury bills	19,123	642	—	19,765
	$ 198,697	$ 642	$ —	$ 199,339

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2007				
Cash	$ 3,881	$ —	$ —	$ 3,881
Certificates of deposit	1,639	—	—	1,639
Money market funds	64,467	—	—	64,467
Treasury bills	18,867	391	(9)	19,249
	$ 88,854	$ 391	$ (9)	$ 89,236

Contractual maturities of available-for-sale restricted investments are as follows:

	Total	Within 1 Year	1 Through 5 Years	5 Through 10 Years	Thereafter
December 31, 2008					
Available for sale:					
Cash	$ 5,894	$ 5,894	$ —	$ —	$ —
Certificates of deposit	1,713	1,713	—	—	—
Money market funds	171,967	171,967	—	—	—
Treasury bills	19,765	12,261	6,828	676	—
	$ 199,339	$ 191,835	$ 6,828	$ 676	$ —

December 31, 2007					
Available for sale:					
Cash	$ 3,881	$ 3,881	$ —	$ —	$ —
Certificates of deposit	1,639	1,639	—	—	—
Money market funds	64,467	64,467	—	—	—
Treasury bills	19,249	4,956	13,468	825	—
	$ 89,236	$ 74,943	$ 13,468	$ 825	$ —

No realized gains or (losses) were recorded for the years ended December 31, 2008, 2007, or 2006.

8. FAIR VALUE MEASUREMENTS

The Company's Consolidated Balance Sheets include the following financial instruments: cash and cash equivalents, receivables, investments, accounts payable, medical benefits payable and notes payable. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of the Company's term loan approximates its fair value due to the loan being in default and, as a result, the lender has the ability to accelerate the payment of the remaining amounts due from the Company, which amounts are equal to the term loan carrying amounts. Additionally, because the term of the agreement expires on May 13, 2009, the carrying amount of the term loan would approximate its fair value due to the relatively short period of time between December 31, 2008 and the expiration of the term loan agreement.

The Company adopted FAS 157 for its financial assets and financial liabilities as of January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value hierarchy is as follows:

Level 1 — Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

- Quoted prices for similar assets/liabilities in active markets;
- Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
- Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates, etc.); and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3 — Unobservable inputs that cannot be corroborated by observable market data.

As of December 31, 2008, the Company's investments were comprised of $61,400 of auction rate securities. Liquidity for these auction rate securities is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at pre-determined intervals, usually every seven, 14, 28 or 35 days. The Company's auction rate securities are designated as available-for-sale securities and are reflected at fair value. The fair values of these securities were estimated using discounted cash flow analysis as of December 31, 2008. These analyses considered, among other things, the collateralization underlying the securities, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security would be expected to have a successful auction. The estimated values of these securities were also compared, when possible, to valuation data with respect to similar securities held by other parties. Prior to January 1, 2008, these securities were recorded at fair value based on quoted prices in active markets (i.e., FAS 157 Level 1 data).

As of December 31, 2007, the Company had $204,700 par value auction rate securities, of which $143,300 were settled at par during the year ended December 31, 2008. The remaining auction rate securities at December 31, 2008 had auctions that failed during the year ended December 31, 2008. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. In the event that there is a failed auction the indenture governing the security requires the issuer to pay interest at a contractually defined rate that is generally above market rates for other types of similar short-term instruments. The securities for which auctions have failed continue to accrue interest at the contractual rate and be auctioned every seven, 14, 28 or 35 days until the auction succeeds, the issuer calls the securities, or they mature. As a result, the Company's ability to liquidate and fully recover the carrying value of its remaining auction rate securities in the near term may be limited or non-existent. The final maturity of the underlying auction rate securities could be as long as 31 years with a weighted-average life of 22 years for Company's auction rate securities portfolio. The Company does not believe its auction rate securities are impaired, primarily due to government guarantees or municipal bond insurance and, as a result, the Company did not record any impairment losses for its auction rate securities during the year ended December 31, 2008. At December 31, 2008, the Company had $54,972 of auction rate securities and has the ability and the present intent to hold the securities until market stability is restored.

The Company's assets measured at fair value on a recurring basis subject to the disclosure requirements of FAS 157 were as follows:

		Fair Value Measurements at December 31, 2008 Using:		
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:				
Available-for-sale securities				
Certificates of deposit	$ 66,187	$ 66,187	$ —	$ —
Auction rate securities	54,972	—	—	54,972
Other municipal variable rate bonds	3,925	3,925	—	—
Total investments	$ 125,084	$ 70,112	$ —	$ 54,972
Restricted investments				
Available-for-sale				
Cash	$ 5,894	$ 5,894	$ —	$ —
Certificates of deposit	1,713	1,713	—	—
U.S. Government securities	19,765	19,765	—	—
Money market funds	171,967	171,967	—	—
Total restricted investments	$ 199,339	$ 199,339	$ —	$ —

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Certificates of Deposit. The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months.

Auction Rate Securities. All auction rate securities are held as available-for-sale investments. The fair values of these securities were estimated using discounted cash flow analysis as of December 31, 2008. These analyses considered, among other things, the collateralization underlying the securities, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security would be expected to have a successful auction. The estimated values of these securities were also compared, when possible, to valuation data with respect to similar securities held by other parties. The fair values use an approach that relies heavily on management assumptions and qualitative observations and are therefore considered to be Level 3 fair values.

Other municipal variable rate bonds. The estimated fair values of U.S. Government securities held as available-for-sale are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices.

Cash and Cash Equivalents. The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months.

U.S. Government Securities. The estimated fair values of U.S. Government securities held as available-for-sale are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices.

Money Market Funds. The carrying value of money market funds approximates fair value as maturities are less than three months.

The following table presents our auction rate securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in FAS 157:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance at January 1, 2008	$ —
Total gains or losses (realized or unrealized)	
Included in earnings (or changes in net assets)	—
Included in other comprehensive income	(6,428)
Purchases, issuances and settlements	—
Transfers in and/or out of Level 3	61,400
Ending balance at December 31, 2008	$ 54,972

As a result of the declines in fair value for our investments in auction rate securities, which the Company deems to be temporary and attributable to liquidity issues rather than to credit issues, the Company recorded a net unrealized loss of $6,428 to Accumulated other comprehensive income in year ended December 31, 2008. If the Company determines that any future valuation adjustment was other than temporary, a charge to earnings would be recorded as appropriate.

9. PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	December 31,	
	2008	2007
Leasehold improvements	$ 16,104	$ 10,457
Computer equipment and software	77,657	69,062
Furniture and equipment	25,677	20,360
	119,438	99,879
Less accumulated depreciation	(52,850)	(33,319)
	$ 66,588	$ 66,560

The Company recognized depreciation expense on property and equipment of $19,531, $16,188 and $10,072 for the years ended December 31, 2008, 2007, and 2006, respectively. The Company had $2,084 and $2,285 of non-cash property, equipment and capitalized software additions at December 31, 2008 and 2007, respectively.

10. DEBT

The Company's outstanding debt was $152,741 and $154,581 at December 31, 2008 and 2007, respectively.

Credit Agreement

The Company and certain of its subsidiaries are parties to a credit agreement, dated as of May 13, 2004, which was subsequently amended in September 2005, September 2006 and January 2008 (as amended, the "Credit Agreement").

As of December 31, 2008, the credit facilities under the Credit Agreement currently consists of a senior secured term loan facility in the outstanding principal amount of approximately $152,741, which matures in May 2009. The term loan is secured by a pledge of substantially all of the assets of the Company's non-regulated entities, which includes the stock of its operating subsidiaries directly held by its non-regulated entities. Interest is payable quarterly, currently at a rate equal to the sum of a rate based upon the Prime rate plus a rate equal to 1.50%. The Company is a party to this agreement for the purpose of guaranteeing the indebtedness of its subsidiaries that are parties to the agreement. The Credit Agreement previously included a revolving credit facility in the amount of $125,000 which expired in May 2008. The revolving credit facility had not been utilized before its expiration.

The Credit Agreement contains various restrictive covenants which limit, among other things, the Company's ability to incur indebtedness and liens, enter into business combination transactions and cause its regulated subsidiaries to declare and pay dividends to the Company or its non-regulated subsidiaries. As a result of the on-going investigations discussed in Note 11, the Company has been unable to satisfy a number of its obligations under the Credit Agreement, including providing audited financial statements, annual financial plans, and other information sought by the lenders under the Credit Agreement. Consequently, since November 2007 the Company has been in technical default under the terms of this Credit Agreement. In addition, as of December 31, 2008, the Company was in default of certain covenants set forth in the Credit Agreement requiring the Company to maintain certain leverage ratios. The Company continues to make payments as required, and consequently, there has been no payment default under the terms of the Credit Agreement. As of the date of this 2008 10-K, the Company's direct financial obligations under the Credit Agreement have not been accelerated or increased; however, the lenders have the right to do so at any time.

Maturities of Debt

The Company's debt, including the accreted amount of the senior discount notes, is scheduled to mature in May, 2009. Accordingly, the Company's outstanding debt has been presented as a short-term obligation in the Company's Consolidated Balance Sheet.

11. COMMITMENTS AND CONTINGENCIES

Government Investigations

The Company is currently under investigation by several federal and state authorities, including the Florida Agency for Health Care Administration ("AHCA"), the U.S. Attorney's Office for the Middle District of Florida (the "USAO"), the Civil Division of the U.S. Department of Justice (the "Civil Division"), the Office of Inspector General of the U.S. Department of Health and Human Services (the "OIG") and the Florida Attorney General's Medicaid Fraud Control Unit ("MFCU"). Pursuant to an agreement dated August 18, 2008 with AHCA, the USAO and MFCU, two of the Company's subsidiaries, WellCare of Florida, Inc. and HealthEase of Florida, Inc. (collectively, the "WellCare Florida HMOs"), agreed to transmit $35,200 (the "Transmitted Amount") to the Financial Litigation Unit of the USAO. The Transmitted Amount was based upon the Company's best estimate, as of the effective date of the agreement, of the total potential amount of Medicaid behavioral health capitation refunds that the WellCare Florida HMOs owe or may owe to AHCA for calendar years 2002 through 2006, but did not include any interest, fines, penalties or other assessments that may be imposed against the Company. Of the total Transmitted Amount, the Company acknowledged and agreed that the WellCare Florida HMOs would make payment of not less than a total amount of $24,500, and therefore the Company authorized the USAO, AHCA and MFCU to access and distribute the $24,500 to the appropriate federal and state agencies in accordance with applicable federal and state law. In addition, the parties to the agreement acknowledged and agreed that $10,700 of the Transmitted Amount would be held in an escrow account pending resolution of all federal and related state claims by the United States or the State of Florida for monetary damages or other financial impositions of any kind arising from, or related to, the investigation by MFCU or the USAO. The amount held in escrow does not limit in any way the ability of federal or state authorities to recover additional amounts, including interest, civil or criminal fines, penalties or other assessments that may be imposed against the Company, and the Company cannot make any assurances that the federal or state authorities will not seek or be entitled to recover amounts in excess of the escrowed amounts. The agreement did not, nor should it be construed to, operate as a settlement or release of any criminal, civil or administrative claims for monetary, injunctive or other relief against the Company, whether under federal, state or local statutes, regulations or common law. Furthermore, the agreement does not operate, nor should it be construed, as a concession that the Company is entitled to any limitation of its potential federal, state or local civil or criminal liability.

The Company is engaged in resolution discussions as to matters under review with the USAO, the Civil Division, the OIG and the State of Florida. Based on the current status of matters and all information known to the Company to date, in the year ended December 31, 2007 the Company recorded selling, general and administrative expense and accrued a liability in the amount of $50,000 in connection with the resolution of these matters, which is included in the Other accrued expenses line item within the Company's Consolidated Balance Sheets as of December 31, 2008, and 2007, respectively. The Company believes that it is probable that the actual resolution amount for all such matters will be more than the amounts that have already been reflected in the Company's financial statements; however, the Company cannot provide an estimable range of additional amounts, if any, nor can the Company provide assurances regarding the timing, terms and conditions of any potential negotiated resolution of pending investigations by the USAO, the Civil Division, the OIG or the State of Florida.

In addition to the federal and state governmental investigations referenced above, as previously disclosed, the U.S. Securities and Exchange Commission is conducting an informal investigation. In addition, the Company is responding to subpoenas issued by the State of Connecticut Attorney General's Office involving transactions between the Company and its affiliates and their potential impact on the costs of Connecticut's Medicaid program. The Company has communicated with regulators in states in which the Company's HMO and insurance operating subsidiaries are domiciled regarding the investigations. The Company is cooperating with federal and state regulators and enforcement officials in these matters. It does not know whether, or the extent to which, any pending investigations might lead to the payment of fines, penalties or operating restrictions.

In addition, in a letter dated October 15, 2008, the Civil Division informed the Company that as part of the pending civil inquiry, the Civil Division is investigating a number of *qui tam* complaints filed by relators against the Company under the whistleblower provisions of the False Claims Act, 31 U.S.C. sections 3729-3733. The seal in those cases has been partially lifted for the purpose of authorizing the Civil Division to disclose to the Company the existence of the *qui tam* complaints. The complaints otherwise remain under seal as required by 31 U.S.C. section 3730(b)(3). The Company is undertaking to discuss with the Civil Division, and address, allegations by the *qui tam* relators.

The Company also learned from a docket search that a former employee filed a *qui tam* action on October 25, 2007 in state court for Leon County, Florida against several defendants, including the Company and one of its subsidiaries. Because *qui tam* actions brought under federal and state false claims acts are sealed by the court at the time of filing, the Company is unable to determine the nature of the allegations and, therefore, the Company does not know at this time whether this action relates to the subject matter of the federal investigations. In addition, it is possible that additional *qui tam* actions have been filed against the Company and are under seal. Thus, it is possible that the Company is subject to liability exposure under the False Claims Act, or similar state statutes, based on *qui tam* actions other than those discussed in this 2008 Form 10-K.

Class Action and Derivative Lawsuits

Putative class action complaints were filed on October 26, 2007 and on November 2, 2007. These putative class actions, entitled Eastwood Enterprises, L.L.C. v. Farha, et al. and Hutton v. WellCare Health Plans, Inc. et al., respectively, were filed in the United States District Court for the Middle District of Florida against the Company, Todd Farha, the Company's former chairman and chief executive officer, and Paul Behrens, the Company's former senior vice president and chief financial officer. Messrs. Farha and Behrens were also officers of various subsidiaries of the Company. The Eastwood Enterprises complaint alleges that the defendants materially misstated the Company's reported financial condition by, among other things, purportedly overstating revenue and understating expenses in amounts unspecified in the pleading in violation of the Securities Exchange Act of 1934, as amended. The Hutton complaint alleges that various public statements supposedly issued by defendants were materially misleading because they failed to disclose that the Company was purportedly operating its business in a potentially illegal and improper manner in violation of applicable federal guidelines and regulations. The complaint asserts claims under the Securities Exchange Act of 1934, as amended. Both complaints seek, among other things, certification as a class action and damages. The two actions were consolidated, and various parties and law firms filed motions seeking to be designated as Lead Plaintiff and Lead Counsel. In an Order issued on March 11, 2008, the Court appointed a group of five public pension funds from New Mexico, Louisiana and Chicago (the "Public Pension Fund Group") as Lead Plaintiffs. On October 31, 2008, an amended consolidated complaint was filed in this class action against the Company, Messrs. Farha and Behrens, and adding Thaddeus Bereday, the Company's former senior vice president and general counsel, as a defendant. On January 23, 2009, the Company and certain other defendants filed a joint motion to dismiss the amended consolidated complaint, arguing, among other things, that the complaint failed to allege a material misstatement by defendants with respect to the Company's compliance with marketing and other health care regulations and failed to plead facts raising a strong inference of scienter with respect to all aspects of the purported fraud claim. Briefing on this motion is continuing. The Company intends to defend itself vigorously against these claims. At this time, neither the Company nor any of its subsidiaries can predict the probable outcome of these claims. Accordingly, no amounts have been accrued in the Company's consolidated financial statements.

Five putative shareholder derivative actions were filed between October 29, 2007 and November 15, 2007. The first two of these putative shareholder derivative actions, entitled Rosky v. Farha, et al. and Rooney v. Farha, et al., respectively, are supposedly brought on behalf of the Company and were filed in the United States District Court for the Middle District of Florida. Two additional actions, entitled Intermountain Ironworkers Trust Fund v. Farha, et al., and Myra Kahn Trust v. Farha, et al., were filed in Circuit Court for Hillsborough County, Florida. All four of these actions are asserted against all Company directors (and former director Todd Farha) except for D. Robert Graham, Heath Schiesser and Charles G. Berg and also name the Company as a nominal defendant. A fifth action, entitled Irvin v. Behrens, et al., was filed in the United States District Court for the Middle District of Florida and asserts claims against all Company directors (and former director Todd Farha) except Heath Schiesser and Charles G. Berg and against two former Company officers, Paul Behrens and Thaddeus Bereday. All five actions contend, among other things, that the defendants allegedly allowed or caused the Company to misrepresent its reported financial results, in amounts unspecified in the pleadings, and seek damages and equitable relief for, among other things, the defendants' supposed breach of fiduciary duty, waste and unjust enrichment. The three actions in federal court have been consolidated. Subsequent to that consolidation, an additional derivative complaint entitled City of Philadelphia Board of Pensions and Retirement Fund v. Farha, et al. was filed in the same federal court, but thereafter was consolidated into the existing consolidated action. A motion to consolidate the two state court actions, to which all parties consented, was granted, and plaintiffs filed a consolidated complaint on April 7, 2008. On October 31, 2008, amended complaints were filed in the federal court and the state court derivative actions. On December 30, 2008, the Company filed substantially similar motions to dismiss both actions, contesting, among other things, the standing of the plaintiffs in each of these derivative actions to prosecute the purported claims in the Company's name. Briefing on these motions is continuing. At this time, neither the Company nor any of its subsidiaries can predict the probable outcome of these claims. Accordingly, no amounts have been accrued in the Company's consolidated financial statements for these claims.

Other Lawsuits and Claims

Separate and apart from the legal matters described above, we are also involved in other legal actions that are in the normal course of our business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. We currently believe that none of these actions, when finally concluded and determined, will have a material adverse effect on our financial position, results of operations or cash flows.

Operating Leases

The Company has operating leases for office space. Rental expense totaled $17,994, $14,731 and $12,217 for the years ended December 31, 2008, 2007 and 2006, respectively. Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year at December 31, 2008 were:

2009	$ 16,938
2010	15,356
2011	14,037
2012	8,529
2013	6,484
2014 and thereafter	16,926
	$ 78,270

12. INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return. The Company and the subsidiaries file separate state franchise, income and premium tax returns as applicable.

The following table provides components of income tax (benefit) expense for the following periods:

	For the year ending December 31,		
	2008	2007	2006
Current:			
Federal	$ 39,989	$ 157,396	$ 54,703
State	8,932	20,770	8,705
	48,921	178,166	63,408
Deferred:			
Federal	(57,794)	(15,846)	14,529
State	(7,464)	(588)	1,853
	(65,258)	(16,434)	16,382
Total	$ (16,337)	$ 161,732	$ 79,790

A reconciliation of income tax at the effective rate to income tax at the statutory federal rate is as follows:

	For the year ending December 31,		
	2008	2007	2006
Income tax (benefit) expense at statutory rate	$ (18,610)	$ 132,289	$ 70,357
Increase (reduction) resulting from:			
State income tax, net of federal benefit	(2,241)	12,913	9,522
Provision to return differences	—	51	(154)
Non-deductible executive compensation	2,805	—	—
Investigation expense	—	17,500	—
Interest on unrecognized tax benefits	1,604	—	—
Other, net	105	(1,021)	65
Total income tax (benefit) expense	$ (16,337)	$ 161,732	$ 79,790

The significant components of the Company's deferred tax assets and liabilities are as follows:

	As of December 31, 2008	As of December 31, 2007
Deferred tax assets:		
Medical and other benefits discounting	$ 8,845	$ —
Unearned premium discounting	7,981	3,127
Tax basis assets	6,131	5,272
Unrecognized tax benefits	25,554	66,154
Accrued expenses and other	33,788	15,089
	82,299	89,642
Deferred tax liabilities:		
Goodwill, other intangibles and other	—	22,990
Medical and other benefits discounting	—	29,473
Software development costs	13,329	13,566
Prepaid liabilities	—	992
	13,329	67,021
Net deferred tax asset	$ 68,970	$ 22,621

The Company adopted FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48") on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008
Gross unrecognized tax benefits, January 1, 2008	$ 67,247
Gross increases:	
Prior year tax positions	—
Current year tax positions	6,981
Gross decreases:	
Prior year settlements	—
Prior year tax positions	(47,581)
Statute of limitations lapses	—
Gross unrecognized tax benefits, December 31, 2008	$ 26,647

The Company classifies interest and penalties associated with uncertain income tax positions as Income taxes within its Consolidated Financial Statements. The liability is recorded in Other liabilities. During the year ended December 31, 2008 and 2007, the Company recognized interest expense of $1,604 and $0, respectively. No amount was accrued for penalties for the year end December 31, 2008 and 2007. As of December 31, 2008 and 2007, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $1,093.

The Company currently files income tax returns in the U.S. federal jurisdiction and various states. The Internal Revenue Service (IRS) is currently completing its exams on the consolidated income tax returns for the 2004 through 2006 tax years. The Company is no longer subject to income tax examinations prior to 2004 in major state jurisdictions. The Company does not believe any adjustments that may result from these examinations will be significant.

The Company believes it is reasonably possible that its liability for unrecognized tax benefits will not significantly increase or decrease in the next twelve months as a result of audit settlements and the expiration of statutes of limitations in certain major jurisdictions.

13. RELATED-PARTY TRANSACTIONS

Bay Area Primary Care and Bay Area Multi Specialty Group

The Company conducts business with Bay Area Primary Care and Bay Area Multi Specialty Group, which provide medical and professional services to a portion of the Company's membership base. These entities are owned and controlled by a former stockholder of the Florida HMOs, who also served as a director of the Florida HMOs. In 2007 and 2006, the Company purchased $738 and $1,222 in services, respectively, in the aggregate from Bay Area Primary Care and Bay Area Multi Specialty Group.

D2Hawkeye

The Company conducts business with D2Hawkeye pursuant to which D2Hawkeye has developed an internet-based portal for certain of our health care providers. A member of the Board is a senior advisor to D2Hawkeye, where he previously served as president until January 2007. In 2008 and 2007, respectively, the Company purchased $394 and $368 of services in the aggregate from D2Hawkeye. The Company did not have any purchases of services from D2Hawkeye in 2006.

The Graham Companies

The Company conducts business with The Graham Companies pursuant to which the Company leases office space in South Florida. A member of the Board has a 23% ownership interest in The Graham Companies. In 2008, 2007 and 2006, the Company paid $359, $374 and $332 in rental expense to The Graham Companies, respectively.

All-Med

The Company conducts business with All-Med Services of Florida, Inc. ("All-Med") pursuant to which All-Med provides medical supplies and medical services to a portion of its membership base. A member of the Board has been the Chief Executive Officer of All-Med since August 2008. In 2008, the Company purchased $6,853 of services in the aggregate from All-Med.

Davita

The Company conducts business with Davita Inc. ("Davita") pursuant to which Davita provides medical services to a portion of its member base. The Executive Chairman of the Company's Board is also a member of Davita's board of directors. In 2008, the Company purchased $5,300 of services in the aggregate from Davita.

14. STATUTORY CAPITAL AND DIVIDEND RESTRICTIONS

State insurance laws and regulations prescribe accounting practices for determining statutory net income and surplus for HMOs and insurance companies and require, among other matters, the filing of financial statements prepared in accordance with statutory accounting practices prescribed or permitted for HMOs and insurance companies. State insurance regulations also require the maintenance of a minimum compulsory surplus based on various factors. At December 31, 2008, the Company's HMO and insurance subsidiaries were in compliance with these minimum compulsory surplus requirements. The combined statutory capital and surplus of the Company's HMO and insurance subsidiaries was $585,000 and $564,000 at December 31, 2008 and 2007, respectively, compared to the required surplus of $312,000 and $264,000 at December 31, 2008 and 2007, respectively.

Dividends paid by the Company's HMO and insurance subsidiaries are limited by state insurance regulations. The insurance regulator in each state of domicile may disapprove any dividend that, together with other dividends paid by a subsidiary in the prior twelve months, exceeds the regulatory maximum as computed for the subsidiary based on its statutory surplus and net income.

On December 31, 2008, three of the Company's Florida regulated subsidiaries declared dividends to one of its non-regulated subsidiaries in the aggregate amount of $105,100, two of which were paid on December 31, 2008 and one of which was paid on January 2, 2009. No dividends were paid during the years ended December 31, 2007 or 2006.

15. EMPLOYEE BENEFIT PLAN

The Company offers a defined contribution 401(k) plan. The amount of matching contribution expense incurred in the years ended December 31, 2008, 2007 and 2006 was $3,592, $2,216 and $817, respectively.

16. SEGMENT REPORTING

The Company has two reportable segments: Medicaid and Medicare. The segments were determined based upon the type of governmental administration and funding of the health plans. Accounting policies of the segments are the same as those described in Note 2.

The Medicaid segment includes operations to provide health care services to recipients that are eligible for state supported programs including Medicaid and children's health programs. In the Medicaid segment, the Company had two customers from which it received 10% or more of its Medicaid segment premium revenue for 2008, 2007, and 2006. Florida revenues were 32.7%, 33.8% and 45.7% of total Medicaid revenues in each year, respectively. Georgia revenues were 41.0%, 40.4%, and 26.1% in each year, respectively.

The Medicare segment includes operations to provide health care services and prescription drug benefits to recipients who are eligible for the federally supported Medicare program.

Balance sheet, investment and other income, and other expense details by segment have not been disclosed, as they are not reported internally by the Company.

	For the year ended December 31,		
	2008	2007	2006
Premium revenue:			
Medicaid	$ 2,991,049	$ 2,691,781	$ 1,906,391
Medicare	3,492,021	2,613,108	1,679,652
Total Premium revenue	6,483,070	5,304,889	3,586,043
Investment and other income	38,837	85,903	49,919
Total revenues	6,521,907	5,390,792	3,635,962
Medical benefits expense:			
Medicaid	2,537,422	2,136,710	1,555,819
Medicare	2,992,794	2,076,674	1,351,471
Total Medical benefits expense	5,530,216	4,213,384	2,907,290
Other expense	1,044,861	799,440	527,653
(Loss) income before income taxes	$ (53,170)	$ 377,968	$ 201,019

17. QUARTERLY FINANCIAL INFORMATION

The Company recorded a large adjustment in the three-month period ended December 31, 2008 to record the Goodwill impairment in the amount of $78,339. For more information related to this adjustment, see Note 5.

Selected unaudited quarterly financial data in 2008 and 2007 are as follows:

	For the Three-Month Period Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Total revenues	$ 1,636,921	$ 1,645,418	$ 1,637,432	$ 1,602,136
Gross margin	223,802	259,079	185,564	284,409
Income (loss) before income taxes	3,158	26,564	(43,468)	(39,424)
Net income (loss)	$ 1,320	$ 11,105	$ (18,169)	$ (31,089)
Income (loss) per share — basic	$ 0.03	$ 0.27	$ (0.44)	$ (0.75)
Income (loss) per share — diluted	$ 0.03	$ 0.26	$ (0.44)	$ (0.75)
Period end membership	2,446,000	2,523,000	2,530,000	2,532,000

	For the Three-Month Period Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Total revenues	$ 1,306,321	$ 1,327,052	$ 1,358,426	$ 1,398,993
Gross margin	193,421	238,976	355,585	303,523
Income before income taxes	37,407	88,815	161,058	90,688
Net income	$ 22,803	$ 54,850	$ 79,346	$ 59,237
Income per share — basic	$ 0.57	$ 1.35	$ 1.94	$ 1.44
Income per share — diluted	$ 0.55	$ 1.31	$ 1.88	$ 1.41
Period end membership	2,272,000	2,302,000	2,336,000	2,373,000

The sum of the quarterly earnings per share amounts do not equal the amount reported for the full year since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average shares outstanding and other dilutive potential shares and units.

Schedule I

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

WELLCARE HEALTH PLANS, INC. (Parent Company Only)
BALANCE SHEETS
(In thousands, except share data)

	As of December 31,	
	2008	2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 88,629	$ 42,157
Investments	4,540	5,284
Deferred income taxes	30,695	9,663
Affiliate receivables and other current assets	102,369	140,851
Total current assets	226,233	197,955
Investment in subsidiaries	734,536	675,493
Total Assets	$ 960,769	$ 873,448
Liabilities and Stockholders' Equity		
Current Liabilities:		
Taxes payable	$ 1,381	$ 3,114
Other current liabilities	141,679	62,443
Total current liabilities	143,060	65,557
Deferred taxes	11,880	—
Total liabilities	154,940	65,557
Commitments and contingencies (see Note 11)	—	—
Stockholders' Equity:		
Preferred stock, $0.01 par value (20,000,000 authorized, no shares issued or outstanding)	—	—
Common stock, $0.01 par value (100,000,000 authorized, 42,261,345, and 41,912,236 shares issued and outstanding at December 31, 2008 and 2007, respectively	423	419
Paid-in capital	390,526	352,030
Retained earnings	418,641	455,474
Accumulated other comprehensive (expense) income	(3,761)	(32)
Total stockholders' equity	805,829	807,891
Total Liabilities and Stockholders' Equity	$ 960,769	$ 873,448

See notes to consolidated financial statements.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

WELLCARE HEALTH PLANS, INC. (Parent Company Only)
STATEMENTS OF OPERATIONS
(In thousands, except share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenues:			
Investment and other income	$ 1,002	$ 12,321	$ 4,340
Total revenues	1,002	12,321	4,340
Expenses:			
Selling, general and administrative	42,469	23,280	19,639
Total expenses	42,469	23,280	19,639
Loss before income taxes	(41,467)	(10,959)	(15,299)
Income tax benefit	16,008	3,741	5,622
Loss before equity in subsidiaries	(25,459)	(7,218)	(9,677)
Equity in earnings from subsidiaries	(11,374)	223,454	130,906
Net (loss) income	$ (36,833)	$ 216,236	$ 121,229

See notes to consolidated financial statements.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

WELLCARE HEALTH PLANS, INC. (Parent Company Only)
STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	For the Year Ended December 31, 2008	2007	2006
Cash from (used in) operating activities:	$ 114,161	$ 59,861	$ (62,272)
Cash from (used in) investing activities:			
Proceeds from sale and maturities of investments, net	744	34,743	53,881
Capital contributions to subsidiaries	(70,438)	(95,645)	(33,546)
Net cash (used in) provided by investing activities	(69,694)	(68,120)	10,658
Cash from (used in) financing activities:			
Proceeds from options exercised and other, net	1,039	17,679	9,000
Purchase of treasury stock	(2,720)	(4,845)	(722)
Incremental tax benefit from option exercises	3,686	23,108	4,769
Proceeds from initial and secondary public offerings, net	—	—	21,995
Net cash (used in) provided by financing activities	2,005	35,942	35,042
Cash and cash equivalents:			
Increase during year	46,472	34,901	(6,895)
Balance at beginning of year	42,157	7,256	14,151
Balance at end of year	$ 88,629	$ 42,157	$ 7,256

See notes to consolidated financial statements.

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction	Balance at End of Period
Year Ended December 31, 2008				
Deducted from assets:				
Allowance for uncollectible accounts:				
Medical Advances	$ 3,847	$ —	$ 642	$ 3,205
Premiums receivable	39,537	21,475	48,527	12,485
Other receivables from government partners	19,334	6,409	19,343	6,400
Sales Commissions	1,309	196	135	1,370
	$ 64,027	$ 28,080	$ 68,647	$ 23,460
Year Ended December 31, 2007				
Deducted from assets:				
Allowance for uncollectible accounts:				
Medical Advances	$ 3,674	$ 173	$ —	$ 3,847
Premiums receivable	19,812	19,725	—	39,537
Other receivables from government partners	1,600	17,734	—	19,334
Sales Commissions	—	1,309	—	1,309
	$ 25,086	$ 38,941	$ —	$ 64,027
Year Ended December 31, 2006				
Deducted from assets:				
Allowance for uncollectible accounts:				
Medical Advances	$ 5,939	$ —	$ 2,265	$ 3,674
Premiums receivable	1,718	18,094	—	19,812
Other receivables from government partners	—	1,600	—	1,600
	$ 7,657	$ 19,694	$ 2,265	$ 25,086

Exhibit Index

Exhibit Number	Description	INCORPORATED BY REFERENCE Form	Filing Date with SEC	Exhibit Number
2.1	Agreement and Plan of Merger, dated as of February 12, 2004, between WellCare Holdings, LLC and WellCare Group, Inc.	S-1/A	June 8, 2004	2.1
3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-Q	August 13, 2004	3.1
3.2	Amended and Restated Bylaws of the Registrant	10-Q	August 13, 2004	3.2
3.2.1	Amendment No. 1 to the Amended and Restated Bylaws of the Registrant	8-K	January 31, 2008	3.2
4.1	Specimen common stock certificate	S-1/A	June 29, 2004	4.1
10.1	Purchase Agreement, dated as of May 17, 2002, by and among WellCare Holdings, LLC, WellCare Acquisition Company, the stockholders listed on the signature page thereto, WellCare HMO, Inc., HealthEase of Florida, Inc., Comprehensive Health Management of Florida, Inc. and Comprehensive Health Management, L.C.	S-1	February 13, 2004	10.5
10.2	Registration Rights Agreement, dated as of September 6, 2002, by and among WellCare Holdings, LLC and certain equity holders	S-1	February 13, 2004	10.13
10.3	WellCare Holdings, LLC 2002 Senior Executive Equity Plan*	S-1	February 13, 2004	10.14
10.4	Form of Subscription Agreement under 2002 Senior Executive Equity Plan*	S-1	February 13, 2004	10.15
10.5	Form of Restricted Stock Agreement under Registrant's 2004 Equity Incentive Plan*	8-K	March 17, 2005	10.1
10.6	Form of Director Subscription Agreement*	10-K	February 14, 2006	10.14
10.7	WellCare Holdings, LLC 2002 Employee Option Plan*	S-1	February 13, 2004	10.16
10.8	Form of Time Vesting Option Agreement under 2002 Employee Option Plan*	S-1	February 13, 2004	10.17
10.9	Registrant's 2004 Equity Incentive Plan*	10-Q	August 13, 2004	10.4
10.10	Form of Non-Qualified Stock Option Agreement under Registrant's 2004 Equity Incentive Plan*	10-Q	August 13, 2004	10.5
10.11	Form of Incentive Stock Option Agreement under Registrant's 2004 Equity Incentive Plan*	10-Q	August 13, 2004	10.6
10.12	Form of Non-Plan Time Vesting Option Agreement*	10-K	February 14, 2006	10.20
10.13	2005 Employee Stock Purchase Plan (No. 333-120257)*	S-8	November 5, 2004	4.7
10.14	Amendment Number 1 to 2005 Employee Stock Purchase Plan*	8-K	September 29, 2006	10.1

10.15	Registrant's Special Retention Bonus Plan*	10-Q	March 2, 2009	10.41
10.16	Amended and Restated Employment Agreement, dated as of June 6, 2005, by and among the Registrant, Comprehensive Health Management, Inc. and Todd S. Farha*	8-K	June 9, 2005	10.1
10.17	Separation Agreement and General Release for All Claims by and among the Registrant, Comprehensive Health Management, Inc. and Todd S. Farha*	8-K	January 31, 2008	10.1
10.18	Non-Qualified Stock Option Agreement, dated as of June 6, 2005, by and between the Registrant and Todd S. Farha*	8-K	June 9, 2005	10.2
10.19	Restricted Stock Award Agreement, dated as of June 6, 2005, by and between the Registrant and Todd S. Farha*	8-K	June 9, 2005	10.3
10.20	Performance Share Award Agreement, dated as of June 6, 2005, by and between the Registrant and Todd S. Farha*	8-K	June 9, 2005	10.4
10.21	Employment Agreement, dated as of November 18, 2002, among the Registrant, Comprehensive Health Management, Inc. and Thaddeus Bereday*	S-1/A	June 29, 2004	10.22
10.22	Separation Agreement and General Release for All Claims by and among the Registrant, Comprehensive Health Management, Inc. and Thaddeus Bereday*	8-K	January 31, 2008	10.3
10.23	Employment Agreement dated as of September 15, 2003, among the Registrant, Comprehensive Health Management, Inc. and Paul Behrens*	S-1/A	June 29, 2004	10.23
10.24	Separation Agreement and General Release for All Claims by and among the Registrant, Comprehensive Health Management, Inc. and Paul Behrens*	8-K	January 31, 2008	10.2
10.25	Form of Indemnification Agreement*	S-1/A	June 8, 2004	10.24
10.26	Offer letter to Imtiaz (MT) Sattaur, dated December 5, 2003*	10-Q	May 10, 2005	10.18
10.27	Employment Agreement effective as of January 25, 2008 by and among the Registrant, Comprehensive Health Management, Inc. and Heath Schiesser*	8-K	January 31, 2008	10.4
10.28	Letter Agreement dated January 25, 2008 between the Registrant and Charles Berg*	8-K	January 31, 2008	10.5
10.29	Restricted Stock Agreement effective January 25, 2008 by and between the Registrant and Heath Schiesser*	8-K	January 31, 2008	10.6
10.30	Restricted Stock Agreement effective January 25, 2008 by and between the Registrant and Charles Berg*	8-K	January 31, 2008	10.7
10.31	Non-Qualified Stock Option Agreement effective January 25, 2008 by and between the Registrant and Heath Schiesser*	8-K	January 31, 2008	10.8

10.32	Non-Qualified Stock Option Agreement effective January 25, 2008 by and between the Registrant and Charles Berg*	8-K	January 31, 2008	10.9
10.33	Amendment to Non-Qualified Stock Option Agreement effective January 25, 2008 by and between the Registrant and Charles Berg*†			
10.34	Offer letter to Anil Kottoor, dated December 18, 2006*	10-Q	March 2, 2009	10.39
10.35	Letter Agreement to Anil Kottoor, dated July 2, 2008*	10-Q	March 2, 2009	10.27
10.36	Offer letter to Adam Miller, dated January 17, 2006*	10-Q	March 2, 2009	10.40
10.37	Employment Agreement effective as of April 1, 2008 by and among the Registrant, Comprehensive Health Management, Inc. and Thomas F. O'Neil III*	8-K	April 3, 2008	10.1
10.38	Amendment No. 1 to Employment Agreement effective as of April 1, 2008 by and among the Registrant, Comprehensive Health Management, Inc. and Thomas F. O'Neil III*†			
10.39	Restricted Stock Agreement effective as of April 1, 2008 by and between the Registrant and Thomas F. O'Neil III*	8-K	April 3, 2008	10.2
10.40	Non-Qualified Stock Option Agreement effective as of April 1, 2008 by and between the Registrant and Thomas F. O'Neil III*	8-K	April 3, 2008	10.3
10.41	Employment Agreement by and among Thomas L. Tran, the Registrant and Comprehensive Health Management, Inc.*	8-K	July 17, 2008	10.1
10.42	Amendment No. 1 to Employment Agreement by and among Thomas L. Tran, the Registrant and Comprehensive Health Management, Inc.* †			
10.43	Form of Restricted Stock Agreement between Thomas L. Tran and the Registrant*	8-K	July 17, 2008	10.3
10.44	Form of Non-Qualified Stock Option Agreement between Thomas L. Tran and the Registrant*	8-K	July 17, 2008	10.4
10.45	Employment Agreement by and among Jonathan P. Rich, the Registrant and Comprehensive Health Management, Inc.*	8-K	August 13, 2008	10.1
10.46	Amendment No. 1 to Employment Agreement by and among Jonathan P. Rich, the Registrant and Comprehensive Health Management, Inc.* †			
10.47	Form of Restricted Stock Agreement between Jonathan P. Rich and the Registrant*	8-K	August 13, 2008	10.3
10.48	Form of Non-Qualified Stock Option Agreement between Jonathan P. Rich and the Registrant*	8-K	August 13, 2008	10.4
10.49	Employment Agreement by and among Rex M. Adams, the Registrant and Comprehensive Health Management, Inc.	8-K	September 2, 2008	10.1

10.50	Restricted Stock Agreement between Rex M. Adams and the Registrant*	8-K	September 2, 2008	10.3
10.51	Non-Qualified Stock Option Agreement between Rex M. Adams and the Registrant*	8-K	September 2, 2008	10.4
10.52	Credit Agreement, dated as of May 13, 2004, by and among WellCare Holdings, LLC, the Registrant, The WellCare Management Group, Inc., Comprehensive Health Management, Inc. and Credit Suisse First Boston, as Administrative Agent	S-1/A	June 8, 2004	10.29
10.53	First Amendment to Credit Agreement, dated as of September 1, 2005, by and among, the Registrant, certain subsidiaries of the Registrant, certain lenders and Wachovia Bank, National Association	8-K	September 1, 2005	10.1
10.54	Second Amendment to Credit Agreement, dated as of September 28, 2006, by and among, the Registrant, certain subsidiaries of the Registrant, certain lenders and Wachovia Bank, National Association	8-K	September 29, 2006	10.2
10.55	Third Amendment to Credit Agreement, dated as of January 31, 2008, by and among, the Registrant, certain subsidiaries of the Registrant, certain lenders and Wachovia Bank, National Association	10-Q	March 2, 2009	10.37
10.56	Agreement, by and among the Registrant, the United States Attorney's Office for the Middle District of Florida, the Agency for Health Care Administration and the Florida Attorney General's Medicaid Fraud Control Unit, dated as of August 18, 2008.	8-K	August 18, 2008	10.1
10.57	Contract No. FAR001 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	September 1, 2006	10.1
10.58	Amendment to Contract No. FAR001 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	September 18, 2006	10.3
10.59	Amendment to Contract No. FAR001 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	June 22, 2007	10.1
10.60	Amendment to Contract No. FAR001 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	July 30, 2007	10.1
10.61	Amendment to Contract No. FAR001 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	October 4, 2007	10.3
10.62	Amendment to Contract No. FAR001 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	December 28, 2007	10.3

10.63	Amendment to Contract No. FAR001 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	February 6, 2008	10.3
10.64	Amendment to Contract No. FAR001 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	February 6, 2008	10.4
10.65	Amendment to Contract No. FAR001, dated June 26, 2006, between the State of Florida, Agency for Health Care Administration and HealthEase Health Plan of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	September 12, 2008	10.1
10.66	Amendment to Contract No. FAR001, dated June 26, 2006, between the State of Florida, Agency for Health Care Administration and HealthEase Health Plan of Florida, Inc. (Medicaid Reform 2006-2009)	8-K	September 12, 2008	10.2
10.67	Contract No. FAR009 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	September 1, 2006	10.2
10.68	Amendment to Contract No. FAR009 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	September 18, 2006	10.2
10.69	Amendment to Contract No. FAR009 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	June 22, 2007	10.2
10.70	Amendment to Contract No. FAR009 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	July 30, 2007	10.2
10.71	Amendment to Contract No. FAR009 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	October 4, 2007	10.4
10.72	Amendment to Contract No. FAR009 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	December 28, 2007	10.4
10.73	Amendment to Contract No. FAR009 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	February 6, 2008	10.5
10.74	Amendment to Contract No. FAR009 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	February 6, 2008	10.6

10.75	Amendment to Contract No. FAR009, dated June 26, 2006, between the State of Florida, Agency for Health Care Administration and WellCare of Florida, Inc. d/b/a Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	September 12, 2008	10.3
10.76	Amendment to Contract No. FAR009, dated June 26, 2006, between the State of Florida, Agency for Health Care Administration and WellCare of Florida, Inc. d/b/a Staywell Health Plan of Florida (Medicaid Reform 2006-2009)	8-K	September 12, 2008	10.4
10.77	Contract No. FA619 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Non-Reform 2006-2009)	8-K	September 18, 2006	10.2
10.78	Amendment to Contract No. FA619 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Non-Reform 2006-2009)	8-K	October 4, 2007	10.1
10.79	Amendment to Contract No. FA619 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Non-Reform 2006-2009)	8-K	December 28, 2007	10.1
10.80	Amendment to Contract No. FA619 between the State of Florida, Agency for Healthcare Administration and HealthEase of Florida, Inc. (Medicaid Non-Reform 2006-2009)	8-K	February 6, 2008	10.1
10.81	Amendment to Contract No. FA619 between the State of Florida, Agency for Health Care Administration and HealthEase of Florida, Inc. (Medicaid Non-Reform 2006-2009)	8-K	May 7, 2008	10.1
10.82	Amendment to Contract No. FA619, dated September 1, 2006, between the State of Florida, Agency for Health Care Administration and HealthEase of Florida, Inc. (Medicaid Non-Reform Contract 2006-2009)	8-K	September 12, 2008	10.7
10.83	Contract No. FA615 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Non-Reform 2006-2009)	8-K	September 18, 2006	10.1
10.84	Amendment to Contract No. FA615 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Non-Reform 2006-2009)	8-K	June 29, 2007	10.3
10.85	Amendment to Contract No. FA615 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Non-Reform 2006-2009)	8-K	October 4, 2007	10.2
10.86	Amendment to Contract No. FA615 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Non-Reform 2006-2009)	8-K	December 28, 2007	10.2

10.87	Amendment to Contract No. FA 615 between the State of Florida, Agency for Healthcare Administration and WellCare of Florida, Inc. d/b/a/ Staywell Health Plan of Florida (Medicaid Non-Reform 2006-2009)	8-K	February 6, 2008	10.2
10.88	Amendment to Contract FA615 between the State of Florida, Agency for Health Care Administration and WellCare of Florida, Inc. d/b/a Staywell Health Plan of Florida	8-K	May 7, 2008	10.2
10.89	Amendment to Contract No. FA615, dated September 1, 2006, between the State of Florida, Agency for Health Care Administration and WellCare of Florida, Inc. d/b/a Staywell Health Plan of Florida (Medicaid Non-Reform Contract 2006-2009)	8-K	September 12, 2008	10.5
10.90	Amendment to Contract No. FA615, dated September 1, 2006, between the State of Florida, Agency for Health Care Administration and WellCare of Florida, Inc. d/b/a Staywell Health	8-K	September 12, 2008	10.6
10.91	Medical Services Agreement between Florida Healthy Kids Corporation and HealthEase of Florida, Inc. and WellCare of Florida, Inc. (f/k/a WellCare HMO, Inc.) d/b/a Staywell Health Plan of Florida	8-K	October 4, 2005	10.1
10.92	Amendment to Medical Services Agreement between Florida Healthy Kids Corporation and HealthEase of Florida, Inc. and WellCare of Florida, Inc. (f/k/a WellCare HMO, Inc.) d/b/a Staywell Health Plan of Florida	8-K	January 12, 2007	10.4
10.93	Amendment to Medical Services Agreement between Florida Healthy Kids Corporation and HealthEase of Florida, Inc. and WellCare of Florida, Inc. (f/k/a WellCare HMO, Inc.) d/b/a Staywell Health Plan of Florida	8-K	December 10, 2007	10.1
10.94	Medical Services Agreement between the Florida Healthy Kids Corporation and HealthEase of Florida, Inc. and WellCare of Florida, Inc. (f/k/a WellCare HMO, Inc.) d/b/a Staywell Health Plan of Florida.	8-K	August 20, 2008	10.1
10.95	Amendment number 1 to Medical Services Agreement between the Florida Healthy Kids Corporation and HealthEase of Florida, Inc. and WellCare of Florida, Inc. (f/k/a WellCare HMO, Inc.) d/b/a Staywell Health Plan of Florida	8-K	October 14, 2008	10.2
10.96	Department of Elder Affairs Standard Contract (XQ744), between the State of Florida Department of Elder Affairs and WellCare of Florida, Inc.	8-K	September 7, 2007	10.1
10.97	Amendment number 1 to Department of Elder Affairs Standard Contract (XQ744), between the State of Florida Department of Elder Affairs and WellCare of Florida, Inc.	8-K	February 21, 2008	10.1
10.98	Contract No. 0654 between The Georgia Department of Community Health and WellCare of Georgia, Inc. for Provision of Services to Georgia Healthy Families	10-Q	August 4, 2005	10.19

10.99	Amendment number 1 to Contract 0654 between The Georgia Department of Community Health and WellCare of Georgia, Inc. for Provision of Services to Georgia Healthy Families	8-K	April 25, 2007	10.1
10.100	Amendment number 2 to Contract 0654 between the Georgia Department of Community Health and WellCare of Georgia, Inc. for Provision of Services to Georgia Healthy Families	8-K	January 30, 2008	10.2
10.101	Amendment number 3 to Contract 0654 between the Georgia Department of Community Health and WellCare of Georgia, Inc. for Provision of Services to Georgia Healthy Families	8-K	October 30, 2008	10.1
10.102	Amendment number 4 to Contract 0654 between the Georgia Department of Community Health and WellCare of Georgia, Inc. for Provision of Services to Georgia Healthy Families	8-K	October 30, 2008	10.2
10.103	Amendment number 5 to Contract 0654 between the Georgia Department of Community Health and WellCare of Georgia, Inc. for Provision of Services to Georgia Healthy Families	8-K	October 30, 2008	10.3
10.104	Contract (H0712) between Centers for Medicare & Medicaid Services and WellCare of Connecticut, Inc. (2006)	8-K	November 2, 2005	10.4
10.105	Contract (H1032) between Centers for Medicare & Medicaid Services and WellCare of Florida, Inc. (2006)	8-K	November 2, 2005	10.5
10.106	Contract (H1112) between Centers for Medicare & Medicaid Services and WellCare of Georgia, Inc. (2006)	8-K	November 2, 2005	10.6
10.107	Contract (H1416) between Centers for Medicare & Medicaid Services and Harmony Health Plan of Illinois, Inc. (2006)	8-K	November 2, 2005	10.7
10.108	Contract (H1903) between Centers for Medicare & Medicaid Services and WellCare of Louisiana, Inc. (2006)	8-K	November 2, 2005	10.8
10.109	Contract (H3361) between Centers for Medicare & Medicaid Services and WellCare of New York, Inc. (2006)	8-K	November 2, 2005	10.9
10.110	Contract with Approved Entity Pursuant to Sections 1860D-1 through 1860D-42 of the Social Security Act for the Operation of a Voluntary Medicare Prescription Drug Plan between Centers for Medicare & Medicaid Services and WellCare Prescription Insurance, Inc. (2006)	8-K	November 2, 2005	10.3
10.111	Amendment to Contract with Approved Entity Pursuant to Sections 1860D-1 through 1860D-42 of the Social Security Act for the Operation of a Voluntary Medicare Prescription Drug Plan between Centers for Medicare & Medicaid Services and WellCare Prescription Insurance, Inc. (2007)	10-Q	November 3, 2006	10.13

10.112	Renewal Notice regarding Contract S5967 between the Centers for Medicare and Medicaid Services and WellCare Prescription Insurance, Inc. with Addendum (2008)	8-K	September 29, 2008	10.1
10.113	Contract (H0967) between the Centers for Medicare & Medicaid Services and WellCare Health Insurance of Illinois, Inc.	8-K	November 9, 2007	10.1
10.114	Contract (H1216) between the Centers for Medicare & Medicaid Services and Harmony Health Plan of Illinois, Inc. (d/b/a Harmony Health Plan of Missouri)	8-K	November 9, 2007	10.2
10.115	Contract (H1264) between the Centers for Medicare & Medicaid Services and WellCare of Texas, Inc.	8-K	November 9, 2007	10.3
10.116	Contract (H0913) between the Centers for Medicare & Medicaid Services and WellCare Health Plans of New Jersey, Inc.	8-K	November 9, 2007	10.4
10.117	Contract (H0117) between the Centers for Medicare & Medicaid Services and WellCare of Ohio, Inc.	8-K	November 9, 2007	10.5
10.118	Contract (H3292) between the Centers for Medicare & Medicaid Services and WellCare Health Insurance of Arizona, Inc.	8-K	November 28, 2007	10.1
10.119	Contract (#H6499) between Centers for Medicare & Medicaid Services and Stone Harbor Insurance Company	10-Q	November 3, 2006	10.14
10.120	Contract (#1340) between Centers for Medicare & Medicaid Services and Advance / WellCare PFFS Insurance, Inc.	10-Q	November 3, 2006	10.15
10.121	Contract (#H2491) between the Centers for Medicare & Medicaid Services and WellCare Health Insurance of Arizona, Inc.	8-K	December 23, 2008	10.1
10.122	Contract (#4577) between Centers for Medicare & Medicaid and Home Owners / WellCare PFFS Insurance, Inc.	10-Q	November 3, 2006	10.16
10.123	Contract (H1657) between the Centers for Medicare & Medicaid Services and Harmony Health Plan of Illinois, Inc. d/b/a Harmony Health Plan of Indiana	8-K	February 21, 2008	10.2

21.1	List of subsidiaries†
23.1	Consent of Deloitte & Touche LLP†
31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002†
31.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002†
32.1	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002†
32.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002†

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* Denotes a management contract or compensatory plan, contract or arrangement

† Filed herewith

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Corporate Information	*Directors and Officers*	
Corporate Headquarters WellCare Health Plans, Inc. 8725 Henderson Road Renaissance One Tampa, Florida 33634 (813) 290-6200 *www.wellcare.com* **Common Stock** WellCare Health Plans, Inc.'s common stock is listed on the New York Stock Exchange under the trading symbol WCG. Matters regarding change of address and other stock issues should be directed to the shareholder relations department of the transfer agent. **Financial Information** Analysts, shareholders and other investors seeking financial information about WellCare should contact the investor relations department by calling (813) 865-1284, visiting www.wellcare.com on the Internet, or writing to WellCare's Investor Relations Department at P.O. Box 31379 Tampa, Florida 33631-3379. **Transfer Agent** Computershare Trust Company, N.A. PO Box 43078 Providence, RI 02940-3078 (781)575-2879 www.computershare.com **Independent Registered Public Accounting Firm** Deloitte & Touche LLP Tampa, Florida	*Board of Directors* Charles G. Berg Executive Chairman, WellCare Health Plans, Inc. David J. Gallitano President, Tucker, Inc. D. Robert Graham Chair of the Board of Oversight of the Bob Graham Center for Public Service Regina E. Herzlinger Nancy R. McPherson Professor of Business Administration Harvard Business School Kevin A. Hickey Principal, HES Advisors Alif A. Hourani Executive Chairman Pulse Systems, Inc. Ruben Jose King-Shaw, Jr. Chief Executive Officer All-Med Services of Florida, Inc. Christian P. Michalik Managing Director Kinderhook Industries Neal Moszkowski Co-Chief Executive Officer TowerBrook Capital Partners LLC Heath G. Schiesser President and Chief Executive Officer WellCare Health Plans, Inc.	*Executive Officers* Heath G. Schiesser President and Chief Executive Officer Rex M. Adams Chief Operating Officer Walter W. Cooper Senior Vice President, Marketing & Sales Michael L. Cotton President, South Division Alec R. Cunningham President, Florida and Hawaii Division Adam T. Miller Senior Vice President, National Medicare and Government Relations Thomas F. O'Neil III Vice Chairman Daniel M. Parietti President, North Division Jonathan P. Rich Senior Vice President and Chief Compliance Officer Timothy S. Susanin Senior Vice President, General Counsel and Secretary Thomas L. Tran Senior Vice President and Chief Financial Officer

Additional Information

The Company will provide without charge to its shareholders, upon the written request of any such person, a copy of its Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission. Any such requests should be made in writing to the Investor Relations Department, WellCare Health Plans, Inc., P.O. Box 31379, Tampa, Florida 33631-3379. These documents, and other information about the Company, are available on the Company's investor relations website at *www.wellcare.com.*

The Company has included as Exhibit 31.1 and Exhibit 31.2 to our Annual Report on Form 10-K for the fiscal year 2008 filed with the Securities and Exchange Commission certificates of the Company's Chief Executive Officer and Chief Financial Officer, respectively, certifying the quality of the Company's public disclosure. Further, the Company has submitted to the New York Stock Exchange a certificate of its Chief Executive Officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.